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As filed with the Securities and Exchange Commission on September 15, 2006

Registration Statement No. 333-136287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ONEBEACON INSURANCE GROUP, LTD.
(Exact Name of Registrant as Specified in its Charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code Number)	98-0503315 (I.R.S. Employer Identification No.)

OneBeacon Insurance Group, Ltd.
One Beacon Street
Boston, Massachusetts 02108-3100
Telephone: (617) 725-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Thomas L. Forsyth, Esq.
OneBeacon Insurance Group LLC
One Beacon Street
Boston, Massachusetts 02108-3100
Telephone: (617) 725-6000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
William J. Whelan III, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Fax: (212) 474-3700	Susan J. Sutherland, Esq. Stacy J. Kanter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 Fax: (212) 735-2000

        Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Shares, $0.01 par value per share	$500,000,000	$53,500(2)

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum offering price includes amounts attributable to shares that the underwriters have the option to purchase, if any.

(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, September 15, 2006

PROSPECTUS

           Shares

Class A Common Shares

The selling shareholder named in this prospectus is offering Class A common shares. No public market currently exists for our Class A common shares. We will not receive any of the proceeds from this offering.

We have two classes of authorized common shares, Class A common shares, which are offered hereby, and Class B common shares, all of which are owned by White Mountains Insurance Group, Ltd., a New York Stock Exchange listed public company and the parent of the selling shareholder in this offering. Holders of Class A common shares generally have identical rights to holders of Class B common shares, except that with respect to the matters subject to shareholder vote, holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share, voting together with the holders of Class A common shares as a single class.

We intend to apply to have our Class A common shares listed for trading on the New York Stock Exchange under the symbol "OB." We anticipate that the initial public offering price will be between $                       and $                       per share.

Investing in our Class A common shares involves risks. See "Risk Factors" beginning on page 13.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to selling shareholder (before expenses)	$	$

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional    shares on the same terms and conditions as set forth above if the underwriters sell more than    Class A common shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about            , 2006.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

                       , 2006

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common shares.

        The selling shareholder is offering to sell, and seeking offers to buy, our Class A common shares only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the public offering of our Class A common shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our Class A common shares and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

        Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, or BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The New York Stock Exchange is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the BMA has granted the Company permission to, subject to the common shares in the Company being listed on an appointed stock exchange, (a) issue and transfer the Company's shares, up to the amount

ii

of its authorized capital from time to time, to persons resident and non-resident of Bermuda for exchange control purposes; and (b) issue and transfer options, warrants, depositary receipts, rights, and other securities of the Company; and (c) issue and transfer loan notes and other debt instruments and options, warrants, receipts, rights over loan notes and other debt instruments of the Company to persons resident and non-resident of Bermuda for exchange control purposes without the approval of the BMA. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

        Until            , 2006, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

iii

SUMMARY

        The following summary contains information about our business and the offering of our Class A common shares. It does not contain all of the information that you need to consider in making an investment decision. You should read this entire prospectus carefully, including the information under "Risk Factors" and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, "OneBeacon," "we," "us," "our" and "our company" refer to OneBeacon Insurance Group, Ltd. and its subsidiaries, and not to the underwriters. We report our business in three segments: Primary Insurance Operations, Affiliate Quota Shares, which are being commuted in connection with this offering, and Other Operations.

Our Company

Overview

        OneBeacon is a property and casualty insurance writer that provides a range of specialty insurance products as well as a variety of segmented commercial and personal insurance products. With roots dating back to 1831, we have been operating for more than 175 years and have many long-standing relationships with independent agencies, which constitute our primary distribution channel. In 2005, our net written premiums totaled approximately $2.1 billion and we had total assets of approximately $10.3 billion and total common shareholder's equity of approximately $1.6 billion at December 31, 2005.

        We manage our Primary Insurance Operations, our predominant segment, through three separate but related underwriting units: specialty lines, commercial lines and personal lines.

	Specialty lines		Commercial lines		Personal lines
Net written premiums:	Year ended December 31, 2005	Six months ended June 30, 2006	Year ended December 31, 2005	Six months ended June 30, 2006	Year ended December 31, 2005	Six months ended June 30, 2006
$ in million	$708.5	$370.9	$610.9	$330.7	$662.3	$292.9
As a % of total net written premiums	36%	37%	31%	33%	33%	30%
Key Products:	• Medical errors and omissions, media liability and lawyers' professional liability
•  Ocean marine
•  Excess and surplus lines property
•  Tuition reimbursement
•  Assigned risk services
	• Community banking professional liability		• Multi-peril • Automobile • Workers compensation • General liability • Umbrella • Property • Inland marine • Package (combination policies)		• Automobile • Homeowners • Package (combination policies)
Key Industry Groups:
•  Technology
•  Financial institutions
•  Professional services
•  Wholesalers
•  Metalworkers
•  Commercial real estate
•  Retailers
•  Plastics
•  Cultural organizations
•  Progressive care
•  Food industries
•  Printers
			Note: 65% of net written premiums in commercial lines in 2005 was in these key industry groups.

        Our specialty lines businesses are national in scope, while our commercial and personal lines businesses have been concentrated primarily in the Northeastern United States. Consequently, we are often thought of as a "super-regional" carrier, combining the financial resources of a national company with the flexible approach and local knowledge of a smaller, regional carrier. We have added, and expect to continue to add, new specialty businesses both organically and through acquisition. With licenses in 50 states and the District of Columbia, we have begun to selectively expand geographically into attractive new markets in our personal lines business and into new territories in our commercial lines business that align well with our targeted approach to specific customer segments. In this expansion, we are guided by our focus on profitable growth while prudently managing underwriting risk.

        Our distribution network consists primarily of local and regional independent agencies, although we also partner with some national brokers, particularly in certain of our specialty and middle-market commercial businesses. Unlike many of our competitors who include as many as 10,000 to 20,000 independent agencies out of the approximately 35,000 to 40,000 independent agencies in the United States in their distribution networks, we have been more selective in our appointment of agencies. We currently work with approximately 2,400 agencies and brokers which we believe align well with our portfolio of insurance products. We believe this more selective approach maximizes the "franchise value" of our agency and broker relationships that creates the opportunity for greater penetration in our targeted classes of business. These agencies and brokers are supported by a network of 37 field underwriting offices (20 in our specialty lines businesses, 13 in our commercial lines business and four in our personal lines business) and two national service centers. In 2005, our top 50 agencies and brokers produced approximately 28% of our direct written premiums, and no single agency or broker produced more than 3%.

        The strength of our balance sheet and the consistency of our operating performance are reflected in our "A" rating with a stable outlook from A.M. Best Company, Inc. ("Excellent", the third highest of 15 ratings), "A" rating with a stable outlook from Standard & Poor's Rating Service ("Strong", the sixth highest of 21 ratings), "A2" rating with a stable outlook by Moody's Investor Service, Inc. ("Good", the sixth highest of 21 ratings), and "A" rating with a stable outlook by Fitch, Inc. ("Strong", the sixth highest of 24 ratings). Each of these rating agencies generally reviews our rating on an annual basis. We have maintained our current ratings with A.M. Best Company, Inc., Standard & Poor's Rating Service, Moody's Investor Service and Fitch, Inc. since June 2001, November 2005, June 2002 and April 2003, respectively. These ratings are financial strength ratings designed to reflect our ability to meet our obligations to policyholders. These ratings do not refer to our ability to meet non-insurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold or sell our securities.

        We are currently wholly owned by White Mountains Insurance Group, Ltd., which we refer to as White Mountains. White Mountains acquired our business in June 2001. White Mountains is a holding company whose principal businesses provide property and casualty insurance and reinsurance. Following the closing of this offering, White Mountains will directly or indirectly own      % of our outstanding Class A common shares and all of our outstanding Class B common shares, collectively representing      % of the combined voting power of both classes of our voting securities and      % of our total equity ownership. The Class A and Class B common shares are collectively referred to as the common shares. Although a substantial portion of the common shares held by White Mountains will be Class B common shares, those shares will automatically convert into Class A common shares fungible with the common shares to be sold in this offering on a one-for-one basis upon transfer to any person who is not White Mountains or one of its subsidiaries. White Mountains has advised us that it expects to maintain a significant interest in our company going forward. See "Description of Share Capital," "Principal and Selling Shareholder" and "Risk Factors—Risks Relating to Our Relationship with White

Mountains—Control of us by White Mountains and the holding of White Mountains shares by some of our directors and officers may result in conflicts of interest."

Our Operating Principles

        Like our parent, White Mountains, we manage our business according to the following four operating principles:

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  Underwriting comes first.    An insurance enterprise must respect the fundamentals of insurance. There must be a realistic expectation of underwriting profit on all business written, and a demonstrated fulfillment of that expectation over time, with focused attention to the loss and loss adjustment expense ratio and to all the professional insurance disciplines of pricing, underwriting and claims management.

  •
  Maintain a disciplined balance sheet.    Insurance liabilities must always be fully recognized. Loss and loss adjustment expense, or LAE, reserves must be solid before any other aspect of the business can be solid. Pricing, marketing and underwriting all depend on informed judgment of ultimate loss costs and that can be managed effectively only with a disciplined balance sheet.

  •
  Invest for total return.    Our investment strategy is to strive to earn the highest growth in after-tax value over time. We are indifferent as to whether this growth comes from investment income or capital gains. In addition to investing our bond portfolios for total after-tax return, we will also make prudent investments in a balanced portfolio containing equity securities consistent with leverage and insurance risk considerations.

  •
  Think like owners.    Thinking like owners has a value all its own. Employees are stakeholders in our business, giving them an incentive to consider this quarter's profit in the context of our long-term health and performance. Thinking like an owner embraces a long-term strategy.

Our Competitive Strengths

        We believe the following are our key competitive strengths:

  •
  Specialization.    Our specialty lines businesses and a substantial portion of our commercial lines business focus on specific customer groups and/or geographies that require specialized knowledge and customized products and pricing. We believe our targeted and customized approach has enabled us to acquire expertise regarding the industry, class and risk characteristics of niche areas. This proprietary knowledge provides us with a competitive edge in determining the terms and conditions of the individual policies we write and enables us to focus on potentially higher profit margin segments. We believe providing a high level of expertise and specialized products, as compared to a more "generalist" underwriting approach, is our core strength and will serve as the primary basis for our future growth.

  •
  Low-to-moderate risk profile.    We focus on insurance products and customers with low-to-moderate risk profiles. Accordingly, we concentrate our efforts on short-tail lines of business (where the estimation of loss and LAE reserves is less complex because claims are generally reported and settled more quickly) and generally seek to limit our exposure to long-tail lines of business (where estimation of loss and LAE reserves is more difficult due to the long time span between the occurrence of, reporting and settlement of claims). For example, we write workers compensation coverage, but generally in package products as opposed to on a monoline basis. In addition, we write professional liability insurance, but generally on a claims-made basis as opposed to on an occurrence basis. We also focus on small to medium sized businesses, as opposed to "national accounts" (insurance for the largest commercial businesses, e.g. Fortune 500 companies). We believe that we have the appropriate underwriting expertise in our specialty insurance products, as well as in our segmented commercial and personal insurance products, to enable us to underwrite, and selectively accept, risks that match our appetite for low-to-moderate risk profiles, even for those products and groups that might generally be perceived as having higher risk profiles. We also strive to actively and conservatively manage our exposure to catastrophic losses.

  •
  Highly disciplined pricing and underwriting.    We will not sacrifice underwriting profitability in pursuit of revenue growth. Since our acquisition in 2001, on a quarterly basis, at a business unit and at a corporate level, we have regularly assessed every line of business with respect to pricing and coverages to ensure ongoing underwriting profitability.

  •
  Strong balance sheet.    We strive to maintain a balance sheet that provides us with the flexibility we need to both pursue opportunistic growth and maintain the financial strength our policyholders expect. We believe we have a prudent degree of financial leverage, with a pro forma ratio of debt and preferred stock subject to mandatory redemption to capital of 32.0% at June 30, 2006. In addition, we believe our reserve levels are sufficient and we have the benefit of significant reinsurance coverage against legacy asbestos and environmental exposures.

  •
  Experienced management team with proven track record.    Our management team has a broad range of relevant skills and experience. Our chief executive officer, Mike Miller, has 25 years of industry experience, which includes a substantial focus on specialty property-casualty insurance businesses. Our senior management team averages 25 years in the property-casualty insurance business and has an extensive track record in profitably underwriting, growing and acquiring specialty, commercial and personal lines businesses. We believe that, at all levels, OneBeacon's staff includes broad and seasoned talent whose prior experiences span the leading property-casualty companies.

  •
  Focused distribution network.    We seek to enhance our brand franchise by selectively partnering with a limited number of local and regional independent agencies, represented by approximately 2,400 agencies and brokers, that have some of the top agents in their territories, and whose customers align well with our targeted customer segments. Developing these select relationships, both longstanding and new, gives us the opportunity to organically grow our businesses by thoroughly educating our agency network on the full array of products we offer, in turn enabling them to better serve their customers and capitalize on cross-selling the many coverages we offer at OneBeacon. While we have chosen to focus on this relatively small number of select relationships, we have avoided concentration of written premiums in a few top performers: our top 50 agencies and brokers produced only 28% of direct written premiums in 2005 and no single agency or broker produced more than 3%.

  •
  High quality investment management.    Our investments are managed by White Mountains Advisors LLC, or WM Advisors, and Prospector Partners, LLC, or Prospector. WM Advisors, which is owned by White Mountains, is a registered investment adviser with over $31 billion in assets under management and is responsible for managing our fixed income and alternative investments such as hedge funds, limited partnerships and private equities. Prospector, a registered investment adviser with approximately $3 billion in assets under management, oversees our investments in publicly-traded common stocks and convertible securities. Each of our investment managers has a strong track record of investment performance on both an absolute and relative basis. Together, they have helped us to produce strong annual investment results, evidenced in part by the returns of our core common stock portfolio, which outperformed the total return of the benchmark S&P 500 Index for the years ended 2003, 2004 and 2005 by 9.0, 18.1 and 15.8 percentage points, respectively. In connection with this offering, we will secure multi-year contracts for continued investment management services with both WM Advisors and Prospector.

Our Strategies

        We intend to manage our business by pursuing the following strategies:

  •
  Focus on specialization.    We intend to grow our specialty and commercial lines in areas where competition tends to be more fragmented than that of standard commercial business. As such, we expect these lines to be more profitable. In our specialized approach to our commercial lines, we target industry segments that we believe will be profitable and fit within our low-to-moderate risk profile. We also believe there are advantages to maintaining a presence not only in the specialty but also in the standard commercial and personal lines markets, including cross-selling opportunities.

  •
  Add new specialty businesses both organically and through acquisition.    We have established a strong and flexible platform for adding new teams and products in our specialty lines and commercial lines businesses. For example, in 2005 we acquired two books of business—a hospital professional liability and managed care errors and omissions book from Chubb Specialty Insurance and a media liability book from First Media Insurance Specialists, Inc. In 2005 we also introduced two new specialty businesses—community banking and lawyers' professional liability coverage—by hiring externally and leveraging our existing platform. We believe that seasoned teams of specialists from other carriers will be eager to join OneBeacon as a result of our focus on specialization and the entrepreneurial nature of our management culture. Going forward, we expect to add additional teams and businesses.

  •
  Expand into new geographic territories within the United States.    In our commercial and personal lines businesses, we have begun to selectively expand into new territories organically. In addition, AutoOne (one of our specialty lines businesses) has expanded its services into 12 additional states in 2006. We have found that agents in these new markets are eager to establish a relationship with another strong and stable carrier.

  •
  Achieve deeper penetration with current agents.    We intend to strengthen our relationships and build our franchise with our top performing agents through our Lighthouse Partners Program. This program provides relationship and economic benefits, such as priority handling of accounts, a preferred profit-sharing plan and priority access to co-op advertising. We also intend to focus on growing our business with all our current agents through increasing cross-selling efforts, leveraging comprehensive solutions for customers across our business areas and emphasizing retention activities. As we enter new states or launch new products/businesses, we will evaluate expanding our agency network on a selective basis.

  •
  Maintain pricing and underwriting discipline.    We will continue to rigorously assess every line of business with respect to pricing and coverages. We believe that the key to profitability across our businesses is extreme discipline in pricing and underwriting. Maintaining this level of discipline is one of our core principles and strengths and is fundamental to everything we do.

  •
  Drive profitability by capitalizing on operating leverage.    We believe we are well positioned for profitable growth. As we grow our premium revenues, we expect to be able to achieve efficiencies and correspondingly lower our expense ratio by leveraging our existing infrastructure. In addition, we are also pursuing cost saving strategies, such as the consolidation of our Massachusetts offices to a new facility in Canton, Massachusetts, in the fourth quarter of 2006 and streamlining our claims function.

  •
  Pursue complementary long-term opportunities through reciprocal insurance exchanges.    Through our successful creation and operation of three reciprocal insurance exchanges, which we refer to as reciprocals, which are member-owned, not-for-profit insurance associations, we have established a business model that we believe has significant long-term value for our personal lines business. We have capitalized these reciprocals by lending them money in exchange for surplus notes and we provide them with various management services. In the long term, as the reciprocals produce positive operating results and/or as third party capital is invested, we expect to derive value from reduced volatility in our year-to-year underwriting results, the generation of steady fee income for the various management services we provide to these associations and repayment of principal and interest on the surplus notes.

Risks Relating to Our Business and this Offering

        Investing in our shares involves substantial risk. In addition, the maintenance of our competitive strengths, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under the heading "Risk Factors" immediately following this summary. Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading "Risk Factors," including:

  •
  Uncertainty of establishing loss reserves.    We establish loss and loss adjustment expense reserves based on estimates involving actuarial and statistical projections of the ultimate settlement and administration costs of claims on the policies we write. These reserves may be inadequate to cover our ultimate liability for losses and actual claims and claim expenses paid might exceed our reserves.

  •
  Exposure to natural and man-made disasters.    Our insurance operations expose us to claims arising out of unpredictable natural and other catastrophic events, as well as man-made disasters such as acts of terrorism. Claims arising from such events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition.

  •
  Geographic concentration.    Our written premiums are heavily concentrated in the Northeastern United States. Consequently our revenues and profitability for the foreseeable future will be substantially impacted by prevailing regulatory, economic, demographic, competitive, weather and other conditions in the Northeast.

  •
  Limited operating history as a stand-alone company.    Our historical combined financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of future results.

  •
  Conflicts of interest.    We may experience conflicts of interest with certain of our directors and officers and our controlling shareholder, including with respect to potential acquisitions, employee retention or recruiting, and our dividend policy. Our bye-laws provide that certain of these conflicts of interest will be resolved in favor of our controlling shareholder.

  •
  Constraints related to holding company structure.    As a holding company, we have no direct operations. Dividends and other permitted distributions from insurance subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements. These payments are limited by regulations in the jurisdictions in which our subsidiaries operate. If our subsidiaries are unable to pay dividends, we may have difficulty servicing our debt, paying dividends on our common shares and meeting our holding company expenses.

  •
  Changes in the availability, cost or quality of reinsurance coverage.    We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

  •
  Loss of key personnel.    Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain key employees.

  •
  Decreased demand for our products and increased competition. Any decrease in the level of demand for direct property and casualty insurance or any increase in competition due to an increase in capacity of property and casualty insurers could adversely affect our financial results. Many of these competitors have greater financial, marketing and management resources than we do.

Our History

        OneBeacon is one of the oldest property and casualty insurers in the United States, tracing its roots to 1831 and the Potomac Fire Insurance Company. OneBeacon has been part of White Mountains since it was acquired in June 2001. Our operating and financial results have exhibited strong performance with the combined ratio of our Primary Insurance Operations, as calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP, declining from 131.8% in 2001 to 98.6% in 2005 and to 96.4% in the first six months of 2006.

Recent Developments

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  Internal reorganization.    On July 17, 2006, White Mountains organized OneBeacon Insurance Group, Ltd. for the purpose of holding certain of its property and casualty insurance businesses, which we refer to as the OneBeacon businesses. Historically, the OneBeacon businesses were consolidated for GAAP financial reporting and U.S. tax purposes with certain other businesses of White Mountains that will not be held by OneBeacon Insurance Group, Ltd. following this offering. These other businesses are therefore reflected in our historical consolidated financial statements in this prospectus as discontinued operations. We refer to the separation of the OneBeacon businesses from these other White Mountains businesses as the Internal Reorganization. In connection with the Internal Reorganization, White Mountains has entered into a separation agreement with us. See "Certain Relationships and Related Transactions—Separation Agreement" and "Unaudited Pro Forma Condensed Financial Statements." In addition, in order to reduce our exposure to certain insurance risks outside of our own underwriting competencies, on August 24, 2006, we exchanged our investment in the common shares of Montpelier Re Holdings, Ltd., which we refer to as Montpelier, a global property catastrophe reinsurer, for an equal value of an agreed-upon portfolio of common equity and fixed maturity securities that was owned by White Mountains. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Montpelier Investment." Finally, concurrently with the closing of this offering, we will have commuted our two quota share reinsurance arrangements with subsidiaries of White Mountains, which were entered into primarily for White Mountains' capital management purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Affiliate Quota Shares."

  •
  Transfer of OneBeacon Agri (Agri).    On August 16, 2006, we signed a binding agreement to transfer to QBE Insurance Group, Ltd. certain assets and the right to renew existing policies of Agri, a division of OneBeacon that provides commercial farm and ranch and commercial agricultural products. The gross written premiums for Agri totaled approximately $85.7 million in 2005. We expect the sale will close in the third quarter of this year for approximately $32 million in cash and that it will result in a pre-tax gain of approximately $30 million in such quarter.

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  Economic defeasance of preferred stock.    In connection with this offering, we will establish two irrevocable grantor trusts, the assets of which will be solely dedicated to the satisfaction of the payment of dividends and redemption amounts on preferred stock issued by two of our intermediate holding companies: $300 million liquidation preference of preferred stock held by Berkshire Hathaway, which we refer to as the Berkshire Preferred Stock, and $20 million liquidation preference of preferred stock held by Zenith Insurance Company, which we refer to as the Zenith Preferred Stock. Concurrent with the closing of this offering, we will fund each trust with cash that will be used to purchase a portfolio of fixed maturity securities issued by the

    U.S. government or government-sponsored enterprises, the scheduled interest and principal payments of which are intended to be sufficient to pay when due all amounts required under the terms of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively (including the mandatory redemption of the Berkshire Preferred Stock in May 2008 and the optional redemption of the Zenith Preferred Stock in June 2007, which we will exercise). The creation and funding of the trusts will not legally defease the preferred stock nor create any additional rights for the holders of the Berkshire Preferred Stock and the Zenith Preferred Stock either in the trusts or otherwise, although the assets in the trusts will remain segregated from our other general assets and will not be available to us for any use other than the payment of the Berkshire Preferred Stock and the Zenith Preferred Stock. The assets in the trusts remain subject to the claims of creditors in the event of our insolvency.

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  Termination of existing credit facility.    Concurrently with the consummation of this offering, we will terminate our existing $400 million revolving credit facility, which includes White Mountains as a co-borrower, and repay any outstanding borrowings, and we will enter into our own new $50 million revolving credit facility, under which no borrowings will be outstanding at the time of this offering. See "Description of Indebtedness."

        The foregoing recent developments, as well as this offering, are collectively referred to as the "Transactions."

Corporate Information

        OneBeacon Insurance Group, Ltd. was incorporated under the laws of Bermuda on July 17, 2006. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda. We maintain our principal executive office in Boston, Massachusetts, although we expect to move to Canton, Massachusetts in the fourth quarter of 2006. Our telephone number in Bermuda is (441) 278-3160. Our Internet address is www.onebeacon.com. Information contained on our web site is not a part of this prospectus.

The Offering

Selling shareholder	White Mountains Holdings Bermuda Ltd., a direct wholly owned subsidiary of White Mountains.
Class A common shares offered by the selling shareholder	shares.
Common shares outstanding before and after this offering	Class A common shares. Class B common shares.
Underwriters' option to purchase additional shares	shares.
Dividend policy
We intend to pay quarterly cash dividends on our common shares at an initial rate of $ per common share, commencing with respect to the first quarter of 2007, subject to financial results and declaration by our board of directors. See "Dividend Policy" for a discussion of the factors that will affect the determination by our board of directors to declare dividends, as well as other matters concerning our dividend policy.
Use of proceeds	We will not receive any proceeds from the sale of Class A common shares by the selling shareholder.
Voting rights
Subject to adjustment under certain circumstances, on any matter subject to shareholder vote, each Class A common share will entitle its holder to one vote per common share and each Class B common share will entitle its holder to 10 votes per common share. See "Description of Share Capital—Common Shares—Voting Rights."
Proposed New York Stock Exchange trading symbol	We intend to apply to list our Class A common shares on the New York Stock Exchange under the symbol "OB."

        All of the shares offered by this prospectus are being offered by White Mountains Holdings Bermuda Ltd. as the selling shareholder. The selling shareholder is a direct wholly owned subsidiary of White Mountains. The selling shareholder has granted the underwriters an option to purchase up to            additional shares of Class A common shares in the event the underwriters sell more than    shares in this offering.

        After completion of this offering, White Mountains will beneficially own all of our outstanding Class B common shares and                        of our outstanding Class A common shares, representing            % of the combined voting power of all classes of our voting securities and                        % of the equity interest in us, assuming the underwriters do not exercise their option to purchase additional shares.

        Unless otherwise indicated, all information in this prospectus:

  •
  gives effect to the            for    share split that will occur prior to the date of this offering;

  •
  assumes no exercise of the underwriters' option to purchase up to            additional Class A common shares; and

  •
  does not take into account approximately            of our Class A common shares reserved for issuance under benefit plans for our directors, officers and employees.

Summary Financial Data

        The following table sets forth our summary historical consolidated financial statements, as of the dates and for the periods indicated. The summary historical consolidated financial information presented below is derived from our historical consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP and, except for the information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. These historical results are not necessarily indicative of results to be expected in any future period.

        The following table also sets forth summary unaudited pro forma condensed financial statements, which give effect to, among other things, the Transactions. The pro forma adjustments are described in more detail in our unaudited pro forma condensed financial statements included elsewhere in this prospectus.

        The unaudited pro forma condensed financial statements have been derived from our historical consolidated financial statements and include all adjustments that, in our opinion, are necessary to present fairly the unaudited pro forma condensed financial statements. The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable. The unaudited pro forma condensed financial statements are presented for your information only and do not purport to represent what our results of operations or financial position actually would have been had the Transactions occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period.

        You should read the following summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," "Unaudited Pro Forma Condensed Financial Statements" and our historical consolidated financial statements and related notes included elsewhere in this prospectus. All financial data and ratios presented in this prospectus have been prepared using GAAP, unless otherwise indicated.

	Historical					Pro Forma
	Year ended December 31,			Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2003	2004	2005	2005	2006	2005	2006
	($ in millions)
Summary Income Statement Data:
Net written premiums	$1,803.5	$2,164.7	$2,095.6	$1,042.0	$1,097.0	$1,989.0	$989.8

Earned premiums	$1,992.4	$2,087.1	$2,012.7	$988.2	$1,038.7	$1,988.2	$965.4
Net investment income	210.9	209.6	236.8	133.4	99.2	206.2	104.0
Net realized investment gains	115.9	128.8	123.2	88.0	69.6	177.8	69.6
Other revenue	98.7	59.5	24.1	7.8	11.8	21.7	6.1

Total revenues	2,417.9	2,485.0	2,396.8	1,217.4	1,219.3	2,393.9	1,145.1

Loss and LAE	1,364.2	1,385.4	1,390.4	638.0	676.1	1,335.6	599.4
Policy acquisition expenses and other underwriting expenses	596.8	709.8	612.7	325.0	342.8	623.9	330.7
General and administrative expenses	37.7	81.9	8.4	11.2	6.5	5.0	3.2
Accretion of fair value adjustment to loss and LAE reserves	48.6	33.2	26.0	13.0	11.5	26.0	11.5
Interest expense on debt	46.6	45.0	44.1	22.2	22.8	44.1	22.8
Interest expense-dividends on preferred stock subject to mandatory redemption(1)	15.1	30.3	30.3	15.1	15.1	30.3	15.1
Interest expense-accretion on preferred stock subject to mandatory redemption(1)	7.2	17.3	22.1	10.4	13.3	22.1	13.3

Total expenses	2,116.2	2,302.9	2,134.0	1,034.9	1,088.1	2,087.0	996.0

Pre-tax income	301.7	182.1	262.8	182.5	131.2	306.9	149.1
Income tax provision	(103.3)	(49.4)	(82.1)	(60.6)	(20.4)	(97.5)	(26.7)
Dividends and accretion on subsidiary preferred stock to face value(1)	(21.5)	—	—	—	—	—	—
Equity in earnings of unconsolidated affiliates	57.5	27.4	5.6	4.5	10.2	5.6	10.2

Income from continuing operations	234.4	160.1	186.3	126.4	121.0	215.0	132.6
Income (loss) from discontinued operations	19.2	(24.1)	25.2	17.4	0.4	25.2	0.4
Gain from sale of discontinued operations, net of tax	—	—	21.1	—	—	21.1	—

Net income	253.6	136.0	232.6	143.8	121.4	261.3	133.0
Other comprehensive income (loss)	73.6	84.3	(144.8)	(69.2)	(27.6)	(102.7)	(24.8)

Comprehensive net income	$327.2	$220.3	$87.8	$74.6	$93.8	$158.6	$108.2

Earnings per common share
Net income (loss) from continuing operations (primary and fully diluted)
Net income (loss) (primary and fully diluted)
Weighted average common shares

Selected Ratios (Based on GAAP Income Statement Data):
Consolidated
Loss and LAE ratio(2)	68.5%	66.4%	69.1%	64.6%	65.1%	67.2%	62.1%
Expense ratio(3)	30.0	34.0	30.4	32.9	33.0	31.4	34.3

Combined ratio(4)	98.5%	100.4%	99.5%	97.5%	98.1%	98.6%	96.4%
Primary Insurance Operations
Loss and LAE ratio(2)	68.5%	65.7%	67.2%	62.8%	62.1%	67.2%	62.1%
Expense ratio(3)	30.0	34.2	31.4	33.8	34.3	31.4	34.3

Combined ratio(5)	98.5%	99.9%	98.6%	96.6%	96.4%	98.6%	96.4%
Summary Balance Sheet Data (end of period):
Total cash and investments					$4,507.4		$4,517.7
Total assets					9,868.1		9,531.5
Loss and LAE reserves					5,041.8		5,066.0
Unearned premiums					1,097.4		981.0
Debt					754.0		754.0
Preferred stock subject to mandatory redemption					247.3		247.3
Total common shareholder's equity					1,653.8		1,602.5

(1)
In accordance with our adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150, beginning in the third quarter of 2003 we began presenting all accretion and dividends on preferred stock subject to mandatory redemption as interest expense.

(2)
The loss and LAE ratio is calculated by dividing loss and LAE, which includes long-term compensation expense, by earned premiums.

(3)
The expense ratio is calculated by dividing policy acquisition expenses and other underwriting expenses, which includes long-term compensation expense, by earned premiums.

(4)
The combined ratio is the sum of the loss and LAE ratio and the expense ratio, including long-term incentive compensation expense. Long-term incentive compensation expense increased our consolidated combined ratio by 4.2 points, 5.3 points and 1.8 points for the years ended December 31, 2003, 2004 and 2005, respectively. Long-term incentive compensation expense increased our consolidated combined ratio by 2.6 points and 1.5 points for the six months ended June 30, 2005 and 2006, respectively.

(5)
Includes our long-term incentive compensation expense. Long-term incentive compensation expense increased our combined ratio for Primary Insurance Operations by 4.2 points, 5.0 points and 1.8 points for the years ended December 31, 2003, 2004 and 2005, respectively. Long-term incentive compensation expense increased our combined ratio for Primary Insurance Operations by 2.6 points and 1.6 points for the six months ended June 30, 2005 and 2006, respectively.

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common shares. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. Accordingly, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

        Our loss and loss adjustment expense reserves may be inadequate to cover our ultimate liability for losses and as a result any inadequacy could materially adversely affect our financial condition and results of operations.

        We are required to maintain adequate reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on actuarial and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Because of the uncertainties that surround estimating loss and loss adjustment expense, or LAE, reserves, we cannot be certain that our reserves are adequate and actual claims and claim expenses paid might exceed our reserves. For example, we have had a large number of construction defect claims arising from our general liability and multiple peril lines of business. Construction defect is a highly uncertain exposure due to issues concerning whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties.

        We had established gross loss and LAE reserves of $5,041.8 million, $5,354.3 million, $4,922.2 million and $5,695.9 million as of June 30, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, respectively. During the six months ended June 30, 2006, we incurred $4.3 million in losses, net of reinsurance, related to the re-estimation of previously established reserves. During the years ended December 31, 2005, 2004 and 2003, we incurred $99.0 million, $99.3 million and $137.9 million of losses, respectively, net of reinsurance, related to the re-estimation of previously established reserves.

        If in the future we determine that our reserves are insufficient to cover our actual loss and LAE, we would have to strengthen our reserves, which could have a material adverse effect on our financial condition and results of operations.

        For additional information relating to loss and LAE reserve requirements, see "Regulatory Matters." For additional information relating to how we estimate our loss and LAE reserves, including our asbestos and environmental reserves, see "Business—Loss and LAE Reserves."

        Exposure to asbestos or environmental claims could materially adversely affect our financial condition and results of operations.

        Estimating our exposure to asbestos and environmental claims is subject to a particularly high degree of uncertainty. If we have not established adequate loss and LAE reserves to cover future claims, our financial condition and results of operations could be materially adversely affected.

        In connection with the purchase of OneBeacon by White Mountains in 2001, to help protect against potential asbestos and environmental claims relating to the pre-acquisition period, we purchased a reinsurance contract from the National Indemnity Company, or NICO, rated "AAA" by Standard & Poor's and "A++" by A.M. Best. We refer to this reinsurance contract as the NICO Cover. Under the NICO Cover we are entitled to recover up to $2.5 billion from NICO for (1) all asbestos claims arising from business written by us in 1992 and prior, (2) all environmental claims arising from business written by us in 1987 and prior, and (3) certain other latent exposures. Due to exclusions in policy language and changes in coverages provided, we do not believe that we have significant exposure to asbestos claims arising from business we wrote after 1992 or to environmental claims arising from business we wrote after 1987.

        As of June 30, 2006, we had established gross loss and LAE reserves for asbestos claims of $1,277.7 million. Approximately 99% of these loss and LAE reserves are covered under reinsurance arrangements. Our net loss and LAE reserves for asbestos claims after giving effect to third party reinsurance other than the NICO Cover was $806.7 million at June 30, 2006. Our net loss and LAE reserves for asbestos claims after giving effect to both third party reinsurance and the NICO Cover was $6.7 million at June 30, 2006.

        Estimating our future exposure to asbestos claims is subject to considerable uncertainty due to tort liability reform in various states, the difficulty of predicting jury awards in such matters and diverging legal interpretations and rules in different jurisdictions. These uncertainties also include, among other things:

  •
  the extent of coverage under insurance policies;

  •
  whether or not particular claims are subject to an aggregate limit;

  •
  the number of occurrences involved in particular claims; and

  •
  new theories of insured and insurer liability.

        The ultimate liability for our asbestos claims remain uncertain and could exceed the coverage under our reinsurance arrangements.

        Insurers, including us, experienced an increase in the number of new asbestos-related claims in recent years and in particular in 2002 and 2003. We experienced a 12% increase in the number of accounts with asbestos-related claims reported during 2002 as compared to 2001 and another 51% increase in the number reported in 2003 from the level reported in 2002. We believe this increase was attributable to, among other things, more intensive advertising by lawyers seeking asbestos claimants, the increasing focus by plaintiffs on new and previously peripheral defendants, an acceleration of claims prior to the potential enactment of Federal asbestos legislation, and an increase in the number of entities seeking bankruptcy protection as a result of asbestos-related liabilities. During 2004, we started to experience a decrease in the number of accounts with asbestos-related claims reported with a 37% decrease from the level reported in 2003; however, the number of accounts with asbestos-related claims reported in 2004 was still above levels reported in 1999, 2000 and 2001. During 2005, we experienced a 6% decrease in the number of accounts with asbestos-related claims reported when compared to the average of the prior three-year period. It is uncertain whether the number of new annual claims and filings will continue to decrease, remain stable or increase when compared to prior annual periods. Also, in addition to adding new claims, bankruptcy proceedings may have the effect of significantly accelerating and increasing loss payments by insurers, including us.

        Increasingly, policyholders have been asserting that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under a policy. We expect this trend to continue. To the extent either issue is resolved in favor of policyholders, our coverage obligations under the relevant policies would be materially increased and capped only by the applicable per occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

        From time to time in recent years, the United States Congress has given consideration to legislative proposals that would address various issues connected with asbestos liability. While it is unclear whether any such proposals will be passed into law at any time in the near future, if at all, we cannot predict what impact, if any, such adopted legislation would have on our ultimate asbestos liability or on the NICO Cover.

        As of June 30, 2006, we had established gross loss and LAE reserves for environmental claims of $711.5 million. Approximately 99% of these loss and LAE reserves are covered under reinsurance arrangements. Our net reserves for environmental claims after giving effect to third party reinsurance, other than the NICO Cover was $417.0 million at June 30, 2006. Our net loss and LAE reserves for environmental claims after giving effect to both third party reinsurance and the NICO Cover aggregated $3.7 million as of June 30, 2006. Future exposure from environmental claims is uncertain, in part, for reasons similar to those described above for asbestos claims.

        As a result of various state and Federal laws and regulations relating to environmental remediation, particularly the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, which is commonly referred to as Superfund, and related damages claims, the insurance industry continues to be involved in litigation involving policy coverage and liability issues. In addition to regulatory pressures, the results of court decisions affecting the industry's coverage positions continue to be inconsistent and have expanded coverage beyond the industry's original expectations. Accordingly, the ultimate liability for environmental costs remain uncertain and could exceed the coverage of our reinsurance arrangements.

        We may not be able to successfully alleviate risk through reinsurance arrangements. Additionally, we may be unable to collect all amounts due from our reinsurers under our existing reinsurance arrangements.

        We attempt to limit our risk of loss through reinsurance arrangements. The availability and cost of reinsurance protection is subject to market conditions, which are outside of our control. In addition, the coverage under our reinsurance contracts may be inadequate to cover our future liabilities. As a result, we may not be able to successfully alleviate risk through these arrangements, which could have a material adverse effect on our financial condition and results of operations.

        We are not relieved of our obligation to our policyholders by purchasing reinsurance. Accordingly, we are subject to credit risk with respect to our reinsurance in the event that a reinsurer is unable to pay amounts owed to us as a result of a deterioration in its financial condition or if it simply is unwilling to pay due to a dispute or other factors beyond our control. A number of reinsurers in the industry experienced such a deterioration in the aftermath of the 2001 terrorist attacks and the active 2005 hurricane season. While several of our reinsurers were adversely affected by these events, and in some cases ceased writing new reinsurance coverages, the impact on our operations from these events has been negligible. In the future, it is possible that one or more of our reinsurers will be significantly adversely affected by significant loss events, causing them to be unable to pay amounts owed to us.

        Unpredictable catastrophic events could adversely affect our financial condition or results of operations.

        Our insurance operations expose us to claims arising out of unpredictable natural and other catastrophic events, such as hurricanes, windstorms, severe winter weather, earthquakes, floods, fires and explosions. In recent years, the frequency of major weather-related catastrophes has increased. Our exposure to catastrophic windstorm damage in the Northeastern United States is the largest single natural catastrophe risk to our business.

        The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Increases in the value and concentrations of insured property, the effects of inflation and changes in cyclical weather patterns may increase the severity of claims from catastrophic events in the future. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition. Our ability to write new insurance policies could also be impacted as a result of corresponding reductions in our surplus levels.

        We manage our exposure to catastrophic losses by limiting the aggregate insured value of policies in geographic areas with exposure to catastrophic events, by estimating a probable maximum loss, which we refer to as PML, for many different catastrophe scenarios and by buying reinsurance. To manage and analyze aggregate insured values and PML, we use a variety of tools, including catastrophe modeling software. Our estimates of PML are dependent on many variables, including assumptions about the demand surge and storm surge, loss adjustment expenses, insurance-to-value and storm intensity in the aftermath of weather-related catastrophes utilized to model the event and the relationship of the actual event to the modeled event. Accordingly, if our assumptions about these variables are incorrect, the losses we might incur from an actual catastrophe could be materially higher than our expectation of losses generated from modeled catastrophe scenarios, and our financial condition and results of operations could be materially adversely affected.

        In 2005, standard industry models for forecasting the losses resulting from hurricanes Katrina, Rita and Wilma proved to be inadequate. We had losses of $69.1 million in 2005 resulting from those hurricanes, which exceeded our internal expectations of approximately $45.0 million. The total industry loss from the 2005 catastrophes was over $80 billion, which materially exceeded industry models.

        Future insurance and reinsurance coverage for terrorist acts is uncertain, and we may in the future have substantial exposure to such acts.

        We are unable to predict the extent to which our future insurance contracts will cover terrorist acts. We also are unsure how terrorist acts will be defined in our future contracts. The Terrorism Risk Insurance Act of 2002, or the Terrorism Act, which has been extended through the end of 2007, requires primary commercial insurers to make terrorism coverage available and provides Federal protection for certain losses above both individual company retention and industry retention levels. The following types of coverage are excluded from the program: commercial automobile, burglary and theft, surety, farmowners, multi-peril and all professional liability coverages except directors and officers coverage. Our current property and casualty catastrophe reinsurance programs provide coverage for us for "non-certified" events as defined under the Terrorism Act, provided such losses are not the result of a nuclear, biological or chemical attack. Nonetheless, risks insured by us, including those covered by the Terrorism Act, remain exposed to terrorist attacks and the possibility remains that losses resulting from future terrorist attacks could prove to be material to our results of operations and financial condition.

        Our investment portfolio may suffer reduced returns or losses which could adversely affect our results of operations and financial condition. Any increase in interest rates or volatility in the equity and debt markets could result in significant losses in the fair value of our investment portfolio.

        Our investment portfolio consists of fixed maturity securities, short-term investments, common equity securities and other investments such as hedge funds, limited partnerships and private equities. Our investment selections are designed to maximize after-tax, total risk-adjusted return over the long term; however, investing entails substantial risks. We cannot assure you that we will achieve our investment objectives, and our investment performance may vary substantially over time.

        Investment returns are an important part of our growth in book value, and fluctuations in the fixed income or equity markets could impair our results of operations or financial condition. A significant period of time normally elapses between the receipt of insurance premiums and the disbursement of insurance claims. During this time, we generate investment income, consisting primarily of interest earned on fixed maturity investments and dividends earned on equity securities, by investing our capital as well as insurance premiums allocated to support unpaid loss and LAE reserves. We also recognize unrealized investment gains and losses on the securities we hold in our investment portfolio and we generate investment gains and losses from sales of securities from our investment portfolio.

        The investment income and fair market value of our investment portfolio are affected by general economic and market conditions, including fluctuations in interest rates and volatility in the stock market. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

Although we attempt to manage the risks of investing in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. In particular, a significant increase in interest rates could result in significant losses, realized or unrealized, in the fair value of our investment portfolio and, consequently, could have an adverse affect on our results of operations. In addition, we are exposed to changes in the level or volatility of equity prices that affect the value of securities or instruments that derive their value from a particular equity security, a basket of equity securities or a stock index. These conditions are outside of our control and could adversely affect the value of our investments and our results of operations and financial condition.

        We are highly dependent on WM Advisors and Prospector in connection with the management of our investment portfolio. If we lose our investment relationship with WM Advisors or with Prospector, we may not be able to secure an investment advisor or advisors who will produce returns on our investments similar to these produced by WM Advisors and Prospector in the past, or any positive returns at all.

        We may not maintain favorable financial strength ratings, which could adversely affect our ability to conduct business.

        We may not maintain favorable financial strength ratings, which could adversely affect our ability to conduct business. Third party rating agencies assess and rate the financial strength, including claims-paying ability, of insurers and reinsurers. These ratings are based upon criteria established by the rating agencies and are subject to revision at any time at the sole discretion of the agencies. Some of the criteria relate to general economic conditions and other circumstances outside the rated company's control. These financial strength ratings are used by policyholders, agents and brokers as an important means of assessing the suitability of insurers as business counterparties and have become an increasingly important factor in establishing the competitive position of insurance companies. These financial strength ratings do not refer to our ability to meet non-insurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold or sell our securities. Our current financial strength ratings are "A" ("Excellent," third highest of 15 ratings) by A. M. Best Company, Inc., "A" ("Strong," sixth highest of 19 ratings) by Standard & Poor's Rating Service, "A2" ("Good," sixth highest of 21 ratings) by Moody's Investors Service, Inc. and "A" ("Strong," sixth highest of 24 ratings) by Fitch, Inc. Periodically, the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. A downgrade or withdrawal of our financial strength ratings could limit or prevent our insurance subsidiaries from writing new insurance policies or renewing existing insurance policies, which would have a material adverse affect on our financial condition and results of operations.

        Our debt, preferred stock and related service obligations could adversely affect our financial condition and results of operations.

        As of June 30, 2006, we had approximately $755.4 million face value of indebtedness and $320.0 million face value of mandatorily redeemable preferred stock outstanding. In connection with this offering, we will have established and funded trusts that are solely dedicated to the payment of dividends and redemption amounts of our outstanding mandatorily redeemable preferred stock with the deposit of U.S. government securities.

        Our ability to meet our debt and related service obligations, as well as our ability to pay a dividend on our common shares, will depend on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough cash, we may be required to refinance all or part of our existing debt, sell assets, borrow more cash or sell equity. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, if at all.

        We could incur additional indebtedness and issue additional preferred stock in the future. To the extent new debt, new preferred stock and other obligations are added to our and our subsidiaries' current debt and preferred stock levels, the risks described in the previous paragraph would increase.

        We are a holding company with no direct operations, and our insurance subsidiaries' ability to pay dividends to us is restricted by law.

        As a holding company with no direct operations and whose only significant assets are the capital stock of our subsidiaries, we rely on net investment income and dividends and other permitted payments from our subsidiaries to pay our expenses. Our subsidiaries may not be able to generate cash flow sufficient to pay a dividend or distribute funds to us. In addition, applicable state laws that regulate the payment of dividends by our insurance subsidiaries could prohibit such dividends or distributions. Under the insurance laws of the jurisdictions in which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Generally, our regulated operating subsidiaries have the ability to pay dividends during any 12-month period, without having to obtain the prior approval of regulatory authorities, in an amount equal to the greater of statutory net income for the preceding year or 10% of statutory surplus as of the end of the preceding year, subject to the availability of unassigned funds. As a result, based on 2005 statutory net income, our top tier regulated operating subsidiaries have the ability to pay an aggregate of approximately $196.8 million of dividends during 2006 without having to obtain prior approval of regulatory authorities, subject to the availability of unassigned funds. As of December 31, 2005, our top tier regulated operating subsidiaries had $1.3 billion of unassigned funds available for dividend distribution. Management believes that our cash balances, cash flows from operations and cash flows from investments are adequate to meet expected cash requirements for the foreseeable future on both a holding company and operating subsidiary level. However, if our insurance subsidiaries cannot pay dividends in future periods, beginning in 2007, we may have difficulty servicing our debt, paying dividends on our common shares and meeting our holding company expenses. For additional information relating to insurance regulations governing our operations, see "Regulatory Matters."

        The property and casualty insurance industry is highly competitive and we may not be able to compete effectively in the future.

        The property and casualty insurance industry is highly competitive and has, from time to time, experienced severe price competition. Competition in the personal auto insurance business line, for example, is intensifying and rate pressures in the auto industry are expected to continue. We compete with numerous regional and national insurance companies, including The St. Paul Travelers Companies, Inc., Zurich Financial Services Group, CNA Financial Corporation, Hartford Financial Services Group, Inc., The Hanover Insurance Group, Inc., W.R. Berkley Corporation, The Chubb Corporation, The Progressive Corporation, Allstate Insurance Company, Liberty Mutual Insurance Company, American International Group, Inc. and the regional Farm Bureaus. Many of these competitors have greater financial, marketing and management resources than we do and have established long-term and continuing business relationships throughout the insurance industry, which can be a significant competitive advantage for them.

        In addition, the agents whom we rely upon compete with direct writers of insurance, who are often able to offer substantial discounts in pricing as compared to our insurance products. If our agents experience increased competition from direct writers of insurance, we in turn could be adversely affected if they are unable to maintain a competitive position in their respective markets. If we are unable to maintain our competitive position, our financial condition and results of operations may be adversely affected.

        We may suffer losses from unfavorable outcomes from litigation and other legal proceedings.

        In the ordinary course of business, we are subject to litigation and other legal proceedings as part of the claims process, the outcomes of which are uncertain. We maintain reserves for these legal proceedings as part of our loss and LAE reserves. We also maintain separate reserves for legal proceedings that are not related to the claims process. In the event of an unfavorable outcome in one or more legal matters, our ultimate liability may be in excess of amounts we have currently reserved for and such additional amounts may be material to our results of operations and financial condition. For a description of our material legal proceedings, see "Business—Legal Proceedings."

        As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our financial condition and results of operations by either extending coverage beyond our underwriting intent or by increasing the number and size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes.

        Our profitability may be adversely impacted by inflation and legislative actions and judicial decisions.

        The effects of inflation could cause claim costs to rise in the future. In addition, judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claim payments, such as described above with respect to asbestos and environmental claims. To the extent inflation and these legislative actions and judicial decisions cause claim costs to increase above reserves established for these claims, we will be required to increase our loss and LAE reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

        Regulation may restrict our ability to operate.

        The insurance industry is subject to extensive regulation under U.S. and state laws. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which include premium rates, marketing practices, advertising, policy forms and capital adequacy. These governmental agencies are concerned primarily with the protection of policyholders rather than shareholders. Insurance laws and regulations impose restrictions on the amount and type of investments, prescribe solvency standards that must be met and maintained and require the maintenance of reserves. Premium rate regulation is common across all of our lines of business and may make it difficult for us to increase premiums to adequately reflect the cost of providing insurance coverage to our policyholders. In our underwriting, we rely heavily upon information gathered from third parties such as credit report agencies and other data aggregators. The use of this information is also highly regulated and any changes to the current regulatory structure could materially affect how we underwrite and price premiums.

        Government authorities are continuing to investigate the insurance industry, which may adversely affect our business.

        Recently, the insurance industry has been heavily scrutinized by various regulatory bodies, including State Attorneys General and state insurance departments, for alleged illegal conduct surrounding a number of topics, including producer compensation arrangements and the sale and use of finite reinsurance. For example, during 2004 and 2005, we received subpoenas from the Attorneys General of Massachusetts, New York and Connecticut requesting documents and seeking information relating to the conduct of business between us and insurance brokers. We have cooperated with all of these subpoenas and information requests. These investigations of the insurance industry, whether involving our company specifically or not, together with any legal or regulatory proceedings related settlement, or industry reforms, may materially adversely affect our business and future prospects.

        We may be unable to collect amounts utilized to capitalize reciprocal exchanges.

        Since 2002, we have capitalized three member-owned, not-for-profit insurance associations, which we refer to as reciprocal exchanges, by loaning money to them in exchange for surplus notes. As of June 30, 2006, we have loaned an aggregate of $125.9 million, including $0.2 million loaned in the form of a security deposit, to the three reciprocal exchanges. These three associations are currently consolidated in our historical consolidated financial statements. As a result, the surplus notes and the security deposit have been eliminated in consolidation. In the future, depending on their financial success, these associations could be deconsolidated. At such time, the surplus notes would be reflected as notes receivable on our balance sheet. Amounts utilized to capitalize reciprocal exchanges can be difficult to extract as repayment of principal and interest is subject to regulatory approval. If any reciprocal exchange is unable to cover its ultimate liability for loss and LAE or is unable to obtain insurance regulatory approval to repay us, we would be unable to collect amounts owed under the related surplus note. In addition, while we have no legal obligation to loan further funds to these reciprocal exchanges, even in the event their capital becomes depleted, we may decide that it is in our best interest to provide the reciprocal exchange with additional capital, thereby increasing our loss exposure.

        A failure to attract and retain key personnel could reduce our revenues and operational effectiveness.

        Our performance substantially depends on the efforts and abilities of our management team and other key employees. Furthermore, much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. We do not have fixed term employment agreements with any of these key employees nor key man life insurance and the loss of one or more of these key employees could adversely affect our business, results of operations and financial condition. It is currently anticipated that Mr. Gary Black, our Chief Claims Officer, will retire at the end of 2006. Our success also depends on the ability to hire and retain additional key personnel, such as Mr. Black's replacement and experienced underwriters. Difficulty in hiring or retaining key personnel could adversely affect our results of operation and financial condition.

        We have no experience operating as a stand-alone company and we may not be successful operating as a stand-alone company.

        Prior to this offering, OneBeacon was a wholly owned subsidiary of White Mountains. As a wholly owned subsidiary, OneBeacon relied on White Mountains personnel for expertise in certain areas, including capital management, internal auditing and investor relations. After this offering, we will need to provide these services internally or through outsourcing, and may not be able to do so successfully.

        In addition, we have benefited from being a subsidiary of a well-financed, publicly-traded company. Following this offering, while we will continue to be a subsidiary of White Mountains, we may gradually lose the benefit of being part of the White Mountains group, especially to the extent White Mountains elects to further sell down its position in our common shares. Accordingly, customers, agents, rating agencies and investors will assess our strengths and weaknesses independently, and this may have a negative effect upon our ability to attract new business and raise additional capital.

        We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a wholly owned subsidiary of White Mountains. The U.S. Sarbanes-Oxley Act of 2002, particularly Section 404, and related rules of the U.S. Securities and Exchange Commission and the New York Stock Exchange, regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming than they have been in the past when we were wholly owned by White Mountains. While we have spent considerable time and resources assisting our public parent in complying with public company regulations, we will incur all expenses ourselves going forward. Furthermore, the cost of compliance, while not material to White Mountains on a consolidated basis, could be material to us because of our smaller size and scale of operations.

        Our written premiums are heavily concentrated in the Northeastern United States.

        Our revenues and profitability for the foreseeable future will be substantially impacted by prevailing regulatory, economic, demographic, competitive, weather and other conditions in the Northeastern United States. Changes in any of these conditions could make it more costly or more difficult to conduct our business. We are particularly exposed to Northeast windstorm risks. In 2005, 68% of our net written premiums were derived from our Primary Insurance Operations in New York, Massachusetts, New Jersey, Maine and Connecticut.

        Mandated market mechanisms may require us to underwrite policies with a higher risk of loss and assessments and other surcharges for guaranty funds and second-injury funds may reduce our profitability.

        We are often required to participate directly or indirectly in mandatory shared market mechanisms as a condition of our licenses to do business in certain states. These markets, which are commonly referred to as "residual" or "involuntary" markets, generally consist of risks considered to be undesirable from a standard or routine underwriting perspective. In 2005, approximately 2.0% of our net written premiums related to our participation in mandatory shared market mechanisms. Underwriting performance related to assigned risk plans, a form of mandated market mechanism, is typically adverse and, as a result, we are required to underwrite some policies with a higher risk of loss than we would normally accept.

        Each state dictates the level of insurance coverage that is mandatorily assigned to participating insurers within these markets. Our participation in mandatory shared market mechanisms is principally concentrated in the States of Massachusetts, New Jersey and New York. In certain states, such as New York, the amount of involuntary policies we are obligated to write in a given year is based on our historical market share of all voluntary policies written within that state. The share of involuntary written premium for policies assigned by the New York Automobile Insurance Plan, or NYAIP, a residual insurance plan that obtains personal automobile insurance for individuals who cannot otherwise obtain insurance in the voluntary insurance market, to a particular insurer in a given year is based on the proportion of the total voluntary writings in New York two years earlier. We estimate the cost of discharging our obligation for our NYAIP assignments as of December 31, 2005 is $15.0 million and we have recorded this estimate as a liability in our historical consolidated financial statements. Our participation in assigned risk plans may result in greater liabilities than we anticipate and could materially adversely affect our financial condition and results of operations.

        In addition, virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. These guaranty funds are funded by assessments that are expected to increase in the future as a result of recent insolvencies. Many states also have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury which are funded by either assessments based on paid losses or premium surcharge mechanisms. The effect of these assessments and surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

        Cyclicality of the property casualty insurance industry may cause fluctuations in our results of operations and financial condition.

        The property casualty insurance business, especially the commercial lines business, has been historically characterized by periods of intense price competition, which could have an adverse effect on our results of operations and financial condition. Periods of intense price competition historically have alternated with periods when shortages of underwriting capacity have permitted attractive premium levels. Any significant decrease in the rates we can charge for property and casualty insurance would adversely affect our results. In the late 1990s, the property and casualty insurance industry experienced a prolonged period of downward pressure on prices caused by excess underwriting capacity and intense competition. Although premium rates we achieved during 2004 and 2005 were significantly improved over those achieved in prior years, an increase in competitive factors resulting from additional capital entering the property and casualty insurance market may cause current favorable pricing trends to reverse.

        Our personal lines business is particularly affected by the cyclicality of loss cost trends. Factors that affect loss cost trends in automobile underwriting include inflation in the cost of automobile repairs, medical care, litigation of liability claims, improved automobile safety features, legislative changes and general economic conditions. Factors that affect loss costs trends in homeowners underwriting include inflation in the cost of building materials and labor costs and demand caused by weather-related catastrophes. Personal lines insurers, including us, are generally unable to increase premium rates until some time after the costs associated with the coverage have increased, primarily as a result of state insurance regulation laws. Therefore, in a period of increasing loss costs, profit margins decline.

        We expect to continue to experience the effects of this cyclicality which, during down periods, could materially adversely affect our financial condition and results of operations.

        We may need additional capital in the future, which may not be available to us or available to us on favorable terms. Raising additional capital could dilute your ownership in our company and may cause the market price of our common shares to fall.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund liquidity needs;

  •
  replace capital lost in the event of a catastrophe or adverse reserve development;

  •
  refinance $700 million aggregate principal amount of our senior notes;

  •
  satisfy letter of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

  •
  acquire new businesses or invest in existing businesses;

  •
  expand our business into new regions and countries; or

  •
  otherwise respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute your ownership percentage in our company and may decrease the market price of our common shares. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares. Any additional financing we may need may not be available on terms favorable to us, or at all.

Risks Relating to Our Relationship with White Mountains

        Control of us by White Mountains and the holding of White Mountains shares by some of our directors and officers may result in conflicts of interest.

        After the completion of this offering, White Mountains will beneficially own all of our Class B common shares and                        shares of our Class A common shares, representing            % of the combined voting power of all classes of our voting securities and                        % of our total equity. As long as White Mountains owns shares of our common shares representing more than 50% of the voting power of our outstanding voting securities, White Mountains will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election of directors. Furthermore, we intend to rely on the "controlled company" exemption under the rules of the New York Stock Exchange, and are therefore not required to have a majority of independent directors on our board. Of the eleven directors that we expect to have, we anticipate that nine will be current or former employees, directors or officers of White Mountains. White Mountains also will have effective control over the adoption or amendment of provisions in our memorandum of association or bye-laws and the approval of amalgamations, mergers, and other significant corporate transactions. Furthermore, White Mountains will continue to be able to exercise this control as long as their economic equity ownership in us is at least 20%. These factors also may delay or prevent a change in the management or voting control of us.

        Also, at some time in the future, White Mountains may sell all or a portion of its ownership interest in us or may make a tax-free distribution to its shareholders of all or a portion of that interest.

        Questions relating to conflicts of interest may arise between us and White Mountains in a number of areas relating to our past and ongoing relationships. It is expected that certain of our directors and a number of our executive officers will own substantial amounts of White Mountains stock and may also be directors or officers of White Mountains. Their ownership of White Mountains stock and these other relationships could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for us and White Mountains. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.

        White Mountains may compete with us and the involvement of those individuals who are directors and officers of White Mountains and directors of ours in resolving matters relating to such competition will not constitute a breach of fiduciary duty to us.

        Our bye-laws provide that White Mountains will have no obligation to refrain from:

  •
  engaging in the same or similar business activities or lines of business as we do; or

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  doing business with any of our clients or customers.

        Because White Mountains may currently or in the future engage in the same activities in which we engage, we may be in direct competition with White Mountains. While White Mountains has indicated to us that its current expectation is to manage its activities such that opportunities to acquire specialty businesses will be pursued through OneBeacon, White Mountains is not legally obligated to do so and could in the future manage its activities in a different way. Due to the resources of White Mountains, including financial resources, name recognition and knowledge of our strengths, weaknesses and business practices, White Mountains could have a competitive advantage over us should it decide to engage in the type of business we conduct, which may have a material adverse effect on our operations and financial condition.

        The corporate opportunity policy included in our bye-laws addresses potential conflicts of interest between us, on the one hand, and White Mountains and its officers and directors who are also our directors, on the other hand. By becoming a OneBeacon shareholder, you will be deemed to have notice of and have consented to these provisions of our bye-laws. These provisions are designed to resolve conflicts between us and White Mountains. The principles for resolving such potential conflicts of interest are described under "Description of Share Capital."

        Under our bye-laws, it is not a breach of fiduciary duty on the part of any of our officers and directors by reason of their participation in any of the above described activities.

        Transitional and other arrangements with White Mountains may not be on arm's length terms.

        In connection with this offering, we have entered or will enter into certain contractual arrangements with White Mountains and its affiliates. These agreements were or will be made in the context of a parent-subsidiary relationship. For example, some of our investments are managed pursuant to an investment management agreement on a discretionary basis by a registered investment adviser which is owned by White Mountains. In connection with this offering, we have secured a new multi-year investment management contract with this adviser. While we are satisfied with the terms of such arrangement, we cannot confirm that such terms are as favorable to us as they might have been had we contracted with an independent advisor. On the other hand, after the expiration of this agreement, we may not be able to replace these investment services in a timely manner or on terms and conditions, including cost, that are comparable to those we receive from White Mountains, and we may have to pay higher prices for similar services from unaffiliated third parties.

        Refinancing of our senior notes may occur on unfavorable terms.

        In connection with this offering, we are entering into an agreement with White Mountains pursuant to which White Mountains will continue to guarantee the senior notes of our subsidiary, Fund American Companies, Inc., or Fund American, for a specified fee in the amount of 25 basis points per annum on the outstanding principal amount of the senior notes. We have further agreed that if White Mountains' voting interest in our common shares ceases to represent more than 50% of all our voting securities, we will seek to redeem, exchange or otherwise modify the senior notes in order to fully and permanently eliminate White Mountains' obligations under its guarantee. After the completion of this offering, White Mountains and its subsidiaries will beneficially own all of our outstanding Class B common shares and            million shares of our Class A common shares, representing            % of the combined voting power of all classes of our voting securities (            % if the underwriters exercise their option to purchase additional shares in full). If we have not successfully eliminated the guarantee within 180 days upon notice of the triggering of the voting interest condition, the guarantee fee will increase by 200 basis points. The guarantee fee will further increase by 100 basis points for each subsequent 90 day period thereafter, up to a maximum guarantee fee of 425 basis points, until White Mountains' obligations under its guarantee have been extinguished. This arrangement could require us to devote significant time and expense trying to refinance the senior notes and we may not be able to do so on commercially reasonable terms or at all. For more information on these and other arrangements with White Mountains, see "Certain Relationships and Related Transactions."

Risks That Relate to This Offering and Ownership of Our Class A Common Shares

        Because there has not been any public market for our Class A common shares, the market price and trading volume of our Class A common shares may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to the closing of this offering, there has been no public trading market of our Class A common shares. If an active trading market does not develop and continue upon the closing of this offering, your investment may become less liquid and the market price of the common shares may decline below the initial public offering price. The price of our Class A common shares after the closing of this offering may fluctuate widely, depending upon many factors, including:

  •
  the perceived prospects for the insurance industry in general;

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  differences between our actual financial and operating results and those expected by investors;

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  changes in the share price of public companies with which we compete;

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  news about our industry and our competitors;

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  changes in general economic or market conditions;

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  broad market fluctuations;

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  regulatory actions; and

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  departures of key personnel.

Our Class A common shares may trade at prices significantly below the initial public offering price. In addition, when the market price of a company's common equity drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

        The price of our Class A common shares may decline due to the large number of outstanding shares eligible for future sale to the public.

        Sales in the future of substantial amounts of our common shares that are currently beneficially owned by White Mountains, or the possibility of these sales, may adversely affect the price of our common shares and may make it more difficult for us to raise capital through the issuance of equity securities. Also, in connection with this offering, we have granted White Mountains certain registration rights to sell their remaining common shares under the Securities Act of 1933. See "Certain Relationships and Related Transactions."

        Upon the closing of this offering there will be approximately    million of our common shares outstanding. Of these shares, approximately    million common shares, or    % of our outstanding common shares, will be beneficially owned by White Mountains (    % if the underwriters exercise their option to purchase additional shares in full). Although a substantial portion of the common shares held by White Mountains will be Class B common shares, those shares will automatically convert into Class A common shares fungible with the common shares to be sold in this offering on a one-for-one basis upon transfer to any person who is not White Mountains or one of its subsidiaries. The holding of such a large number of common shares by a single group, and future sales of those shares, could create an overhang effect that may depress the trading price of our Class A common shares.

        We will not receive the proceeds from this offering.

        We will not receive any of the proceeds from the sale of shares by the selling shareholder, White Mountains Holdings Bermuda Ltd., a wholly owned direct subsidiary of White Mountains. White Mountains will receive all net proceeds from the sale of the shares of our Class A common shares in this offering. Accordingly, the proceeds from this offering will not be available to us to finance our operations, capital expenditures or investment activities.

        We plan to issue a number of options to purchase Class A common shares to our directors and employees that could dilute your interest in us.

        Upon the closing of this offering we will have approximately            million Class A common shares available for issuance to our directors, executive officers and employees in connection with grants of options to purchase Class A common shares under our employee benefits arrangements. Issuances of Class A common shares to our directors, executive officers and employees pursuant to the exercise of stock options under our employee benefits arrangements will dilute your interest in us.

        The anti-takeover provisions of our bye-laws and Bermuda law could delay or prevent a change of control that you may favor, result in an entrenchment of our management, and diminish the value of our common shares.

        Provisions of our bye-laws may discourage, delay or prevent an amalgamation, merger or other change of control that shareholders may consider favorable or may impede the ability of our shareholders to change our management. The provisions of our bye-laws and Bermuda law, among other things, will:

  •
  divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

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  limit the right of shareholders to remove directors except for cause and only with the approval of a majority of votes entitled to be cast at a meeting of shareholders;

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  regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders by requiring advance notice and specific written form;

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  authorize our board of directors to issue preferred shares in one or more series, without shareholder approval, which may have the effect of making an offer for our shares more expensive to the bidder; and

  •
  require the consent of 100% of our shareholders in connection with any proposed action by written consent of shareholders.

        For a description of these provisions, see "Description of Share Capital."

        We are incorporated in Bermuda, and a portion of our assets will be located outside the United States. As a result, our shareholders may not be able to enforce civil liability provisions of the Federal or state securities laws of the United States.

        We are organized under the laws of Bermuda, and a portion of our assets will be located outside the United States. As a result, it may not be possible for our shareholders to enforce court judgments obtained in the United States against us based on the civil liability provisions of the Federal or state securities laws of the United States, either in Bermuda or in countries other than the United States where we will have assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the Federal or state securities laws of the United States or would hear actions against us or those persons based on those laws.

        There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. Federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

        In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. Federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. Federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. Federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

        Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

        Our corporate affairs are governed by the Companies Act 1981 of Bermuda, or the Companies Act. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. For a description of these restrictions, see "Description of Share Capital." In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

        There are provisions in our bye-laws that restrict the voting rights of our Class A common shares.

        Our bye-laws generally provide that any shareholder, other than White Mountains, owning, directly, indirectly or constructively, 10% or more of the voting power conferred by our outstanding common shares may have the voting rights attached to such common shares reduced so that it may not exercise more than 9.5% of the total voting rights. See "Description of Share Capital—Common Shares—Voting Rights."

Risks That Relate to Taxes

        We may become subject to taxes in Bermuda after 2016.

        We may become subject to taxes in Bermuda after 2016. We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations. For a more detailed description of this exemption and the possible adverse tax consequences to you past the termination date of the current exemption, see "Material Tax Considerations."

        Changes in tax laws or tax treaties may cause more of the income of certain non-U.S. companies in our group to become subject to taxes in the United States.

        The taxable income of our U.S. subsidiaries is subject to U.S. Federal, state and local income tax and other taxes. The income of the non-U.S. companies in our group is generally not subject to tax in the United States other than withholding taxes on interest and dividends. Certain of our non-U.S. companies are eligible for the benefits of tax treaties between the United States and other countries. We believe our non-U.S. companies will continue to be eligible for treaty benefits. However, it is possible that factual changes or changes to U.S. tax laws or changes to tax treaties that presently apply to our non-U.S. companies could impact income subject to tax in the United States. Similarly, changes to the applicable tax laws, treaties or regulations of other countries could subject the income of members of our group to higher rates of tax outside the United States.

FORWARD-LOOKING STATEMENTS

        The information contained in this report may contain "forward-looking statements." All statements, other than statements of historical facts, included or referenced in this report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "will," "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, statements with respect to our:

  •
  growth in book value per share or return on equity;

  •
  business strategy;

  •
  financial and operating targets or plans;

  •
  incurred loss and loss adjustment expenses and the adequacy of its loss and loss adjustment expense reserves and related reinsurance;

  •
  projections of revenues, income (or loss), earnings (or loss) per share, dividends, market share or other financial forecasts;

  •
  expansion and growth of its business and operations; and

  •
  future capital expenditures.

        These statements are based on certain assumptions and analyses made by us in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances. However, whether actual results and developments will conform with its expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from expectations, including:

  •
  the risks discussed beginning on page 13 of this prospectus;

  •
  recorded loss and loss adjustment expense reserves subsequently proving to have been inadequate;

  •
  claims arising from catastrophic events, such as hurricanes, earthquakes, floods or terrorist attacks;

  •
  competitive forces, including the conduct of other property and casualty insurers and reinsurers;

  •
  changes in domestic or foreign laws or regulations, or their interpretation, applicable to us, our competitors or our clients;

  •
  the continued availability of capital and financing;

  •
  general economic, market or business conditions;

  •
  an economic downturn or other economic conditions adversely affecting its financial position;

  •
  business opportunities (or lack thereof) that may be presented to it and pursued; and

  •
  other factors, most of which are beyond our control.

        Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

        Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), provides us any protection for statements we make in this prospectus.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of our Class A common shares by the selling shareholder or the optional shares that may be sold by the selling shareholder.

DIVIDEND POLICY

        Our board of directors currently intends to authorize the payment of a dividend of $                        per Class A common share and Class B common share per quarter to our shareholders of record, beginning the first quarter of 2007. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business condition, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

        We are a holding company and have no direct operations. While our non-insurance subsidiaries are not subject to restrictions limiting their ability to declare and pay dividends other than those imposed by corporate law, our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay dividends to us, including our insurance subsidiaries.

        As a result of the foregoing restrictions, based on 2005 statutory net income, our top tier insurance subsidiaries have the ability to pay an aggregate of approximately $196.8 million of dividends during 2006 without prior approval of regulatory authorities, subject to the availability of unassigned funds. As of December 31, 2005, our top tier insurance subsidiaries had $1.3 billion of unassigned funds available for dividend distribution. Amounts available for distribution in 2007 will depend on 2006 statutory net income and the amount of unassigned funds as of December 31, 2006.

        Additionally, we are subject to Bermuda regulatory constraints that will affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, we may declare or pay a dividend out of contributed surplus only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

        For more information regarding restrictions on the payment of dividends by us and our insurance subsidiaries, see "Regulatory Matters."

CAPITALIZATION

        The table below sets forth, as of June 30, 2006:

  •
  our actual consolidated debt and capitalization; and

  •
  our pro forma consolidated debt and capitalization.

The pro forma consolidated debt and capitalization gives effect to the Transactions as if they had occurred on June 30, 2006. For more information about the Transactions, see "Unaudited Pro Forma Condensed Financial Statements."

        You should read the following information in conjunction with our historical consolidated financial statements and related notes and the information provided under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro forma
	($ in millions)
Cash and short-term investments(1)	$282.4	$288.9

Debt (including current portion):
Existing bank facility(2)	$—	$—
New bank facility(2)
Senior notes	698.6	698.6
Other debt	55.4	55.4

Total debt	754.0	754.0

Preferred stock subject to mandatory redemption	247.3	—	(3)
Total common shareholder's equity(1)	1,653.8	1,602.5

Total capitalization	$2,655.1	$2,356.5

Ratio of debt and preferred stock subject to mandatory redemption to capital	37.7%	32.0%

(1)
Does not reflect the payment of $     million in expenses we anticipate incurring in connection with this offering.

(2)
Following this offering, we expect to have a committed credit line of $50.0 million, under which there will be no borrowings outstanding at the time of this offering. The existing bank facility will be terminated. See "Description of Indebtedness—Bank Facility."

(3)
Does not include either our preferred stock subject to mandatory redemption having an aggregate accreted liquidation preference at June 30, 2006 of $247.3 million or the $343.7 million of investments that we expect to place into two irrevocable grantor trusts for the purpose of economically defeasing the preferred stock subject to mandatory redemption. The creation and funding of these trusts will not legally defease the preferred stock and therefore the preferred stock will continue to appear on our balance sheet until it is redeemed.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed data for the year ended December 31, 2005 and as of and for the six months ended June 30, 2006 have been derived by application of pro forma adjustments to our historical consolidated audited and unaudited financial statements included elsewhere in this prospectus.

        The pro forma adjustments give effect to this offering and to the following transactions, which we refer to collectively as the Transactions, all of which are described under "Summary—Recent Developments" and all of which will be completed prior to or concurrently with the closing of this offering:

  •
  the Internal Reorganization;

  •
  the commutation of two affiliate quota share arrangements;

  •
  the exchange with White Mountains of our investment in the common stock of Montpelier for an agreed-upon portfolio of common equity and fixed maturity securities of equal value; and

  •
  the economic defeasance of the Berkshire Preferred Stock and the Zenith Preferred Stock.

        The assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed financial statements.

        The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed financial data are included for informational purposes only and do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the dates indicated, nor do they purport to project the results of our operations or financial condition for any future period or as of any future date.

        The unaudited pro forma condensed financial data should be read in conjunction with the information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the historical consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

        The following unaudited pro forma condensed balance sheet is presented as if the Transactions had occurred on June 30, 2006. The following unaudited pro forma condensed income statements for the year ended December 31, 2005 and the six months ended June 30, 2006 are presented as if the Transactions had occurred on January 1, 2005.

PRO FORMA CONDENSED BALANCE SHEET
As of June 30, 2006
($ in millions)

	Historical June 30, 2006	Adjustments for Commutation of Affliate Quota Shares		Adjustments for Internal Reorganization			Adjustments for Defeasance of Preferred Stock			Pro Forma as of June 30, 2006
Assets
Cash and investments	$4,507.4	$81.1	(A)		$272.9	(B)(C)(F)(I)		$(343.7	)(D)	$4,517.7
Assets held in trust								343.7	(D)	343.7
Reinsurance recoverables	3,000.9									3,000.9
Premiums receivable	648.1	(112.7	)(A)							535.4
Intercompany debt receivable	227.6				(227.6	)(C)				—
Other assets	1,240.8	(82.7	)(A)		(24.3	)(C), (F)				1,133.8
Assets of discontinued operations	243.3				(243.3	)(B)				—

Total assets	$9,868.1	$(114.3)			$(222.3)			$—		$9,531.5

Liabilities
Loss and LAE reserves	$5,041.8	$24.2	(A)	$			$			$5,066.0
Unearned premiums	1,097.4	(116.4	)(A)							981.0
Debt	754.0									754.0
Preferred stock subject to mandatory redemption	247.3									247.3
Other liabilities	913.7	(22.1	)(A)		(10.9	)(F)				880.7
Liabilities of discontinued operations	160.1				(160.1	)(B)				—

Total liabilities	8,214.3	(114.3)			(171.0)			—		7,929.0

Total common shareholder's equity	1,653.8	—			(51.3	)(I)		—		1,602.5

Total liabilities and shareholder's equity	$9,868.1	$(114.3)			$(222.3)			$—		$9,531.5

PRO FORMA CONDENSED INCOME STATEMENT
Six months ended June 30, 2006
($ in millions)

	Historical Six months ended June 30, 2006	Adjustments for Commutation of Affiliate Quota Shares		Adjustments for Internal Reorganization			Adjustments for Defeasance of Preferred Stock			Adjustment for Montpelier			Adjustment for Discontinued Operations			Pro Forma Six months ended June 30, 2006
Revenues
Earned premiums	$1,038.7	$(73.3	)(A)	$			$			$			$			$965.4
Net investment income	99.2							5.7	(H)		(0.9	)(G)				104.0
Net realized investment gains	69.6															69.6
Other revenue	11.8				(5.7	)(C)										6.1

Total revenues	1,219.3	(73.3)			(5.7)			5.7			(0.9)			—		1,145.1

Expenses
Loss and LAE	676.1	(76.7	)(A)													599.4
Policy acquisition expenses	172.9	(12.1	)(A)													160.8
Other underwriting expenses	169.9															169.9
General and administrative expenses	6.5				(3.3	)(F)										3.2
Accretion of fair value adjustment to loss and LAE reserves	11.5															11.5
Interest expense on debt	22.8															22.8
Interest expense—dividends on preferred stock subject to mandatory redemption	15.1															15.1
Interest expense—accretion on preferred stock subject to mandatory redemption	13.3															13.3

Total expenses	1,088.1	(88.8)			(3.3)			—			—			—		996.0

Pre-tax income (loss)	131.2	15.5			(2.4)			5.7			(0.9)			—		149.1
Income tax (provision) benefit	(20.4)	(5.4	)(E)		0.8	(E)		(2.0	)(E)		0.3	(E)				(26.7)

Income (loss) from continuing operations before equity in earnings of unconsolidated affiliate	110.8	10.1			(1.6)			3.7			(0.6)			—		122.4
Equity in earnings of unconsolidated affiliate	10.2															10.2

Income (loss) from continuing operations	121.0	10.1			(1.6)			3.7			(0.6)			—		132.6

Income (loss) from discontinued operations	0.4													(0.4	)(K)	—

Net income (loss)	121.4	10.1			(1.6)			3.7			(0.6)			(0.4)		132.6
Other comprehensive income (loss)	(27.6)				(3.6	)(B)					6.4	(G)				(24.8)

Comprehensive net income (loss)	$93.8	$10.1			$(5.2)			$3.7			$5.8			$(0.4)		$107.8

Earnings per common share:(J)
Net income (loss) from continuing operations (primary and fully diluted)
Net income (loss) (primary and fully diluted)
Weighted average common shares:

PRO FORMA CONDENSED INCOME STATEMENT
Year ended December 31, 2005
($ in millions)

	Historical Year ended December 31, 2005	Adjustments for Commutation of Affiliate Quota Shares		Adjustments for Internal Reorganization			Adjustments for Defeasance of Preferred Stock			Adjustments for Montpelier			Adjustment for Discontinued Operations			Pro Forma Year ended December 31, 2005
Revenues
Earned premiums	$2,012.7	$(24.5	)(A)	$			$			$			$			$1,988.2
Net investment income	236.8							11.3	(H)		(41.9	)(G)				206.2
Net realized investment gains	123.2										54.6	(G)				177.8
Other revenue	24.1				(2.4	)(C)										21.7

Total revenues	2,396.8	(24.5)			(2.4)			11.3			12.7			—		2,393.9

Expenses
Loss and LAE	1,390.4	(54.8	)(A)													1,335.6
Policy acquisition expenses	349.3	11.2	(A)													360.5
Other underwriting expenses	263.4															263.4
General and administrative expenses	8.4				(3.4	)(F)										5.0
Accretion of fair value adjustment to loss and LAE reserves	26.0															26.0
Interest expense on debt	44.1															44.1
Interest expense—dividends on preferred stock subject to mandatory redemption	30.3															30.3
Interest expense—accretion on preferred stock subject to mandatory redemption	22.1															22.1

Total expenses	2,134.0	(43.6)			(3.4)			—			—			—		2,087.0

Pre-tax earnings	262.8	19.1			1.0			11.3			12.7			—		306.9
Income tax provision	(82.1)	(6.7	)(E)		(0.3	)(E)		(4.0	)(E)		(4.4	)(E)				(97.5)

Income from continuing operations before equity in earnings of unconsolidated affiliate	180.7	12.4			0.7			7.3			8.3			—		209.4
Equity in earnings of unconsolidated affiliate	5.6															5.6

Income from continuing operations	186.3	12.4			0.7			7.3			8.3			—		215.0

Income from discontinued operations	25.2													(25.2	)(K)	—
Gain on sale of discontinued operations, net of tax	21.1													(21.1	)(K)	—

Net income	232.6	12.4			0.7			7.3			8.3			(46.3)		215.0
Other comprehensive income (loss)	(144.8)				0.1	(B)					42.0	(G)				(102.7)

Comprehensive net income	$87.8	$12.4			$0.8			$7.3			$50.3			$(46.3)		$112.3

Earnings per common share:(J)
Net income (loss) from continuing operations (primary and fully diluted)
Net income (loss) (primary and fully diluted)
Weighted average common shares:

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(A)
Prior to this offering, we will commute our quota share reinsurance agreements with two affiliates, Esurance and Sirius, which were entered into primarily for White Mountains' capital management purposes. Under the Esurance Quota Share, which was effective on January 1, 2005, we had assumed approximately 85% of the business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary. Under the Sirius Quota Share, we had ceded between 6% and 12% of its business written, effective April 1, 2004, to Sirius International Insurance Company. At commutation, a cash payment will be made or received to settle the net assets and liabilities ceded and assumed under the contracts.

(B)
In connection with the Internal Reorganization, we formed Guilford Holdings, Inc., a new holding company. On August 3, 2006, we contributed to Guilford Holdings certain assets/liabilities and businesses formerly held by us that are unrelated to our ongoing operations, which we refer to as the Discontinued Operations. The Discontinued Operations consist of the following entities: WM Advisors; White Mountains Management Company; White Mountains Capital, Inc.; White Mountains Services Holdings; White Mountains Services, LLC; Tuckerman Capital, L.P.; Tuckerman Capital II, L.P. and International American Group. On August 3, 2006, White Mountains purchased Guilford Holdings from us at GAAP book value of $95.0 million.

(C)
Prior to this offering, White Mountains will settle $227.6 million of intercompany debt, and $20.5 million of accrued interest thereon owed to us at June 30, 2006 in cash. The pro forma income statements for the six months ended June 30, 2006 and the year ended December 31, 2005, exclude $5.7 million and $2.4 million of revenue related to intercompany debt owed to us.

(D)
In connection with this offering, we will establish two irrevocable grantor trusts, the assets of which are solely dedicated to the satisfaction of the payment of dividends and redemption amounts on the Berkshire Preferred Stock ($300 million liquidation preference) and the Zenith Preferred Stock ($20 million liquidation preference). Concurrent with the closing of this offering, we will fund each trust with cash that will be used to purchase a portfolio of fixed maturity securities issued by the U.S. government or government-sponsored enterprises, the scheduled interest and principal payments of which are intended to be sufficient to pay when due all amounts required under the terms of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively (including the mandatory redemption of the Berkshire Preferred Stock in May 2008 and the optional redemption of the Zenith Preferred Stock in June 2007, which we will exercise). $343.7 million has been reflected on the June 30, 2006 pro forma balance sheet as a deposit into the trust accounts, which represents the amount that we estimate we would have had to contribute on June 30, 2006 to fund an amount sufficient to pay all amounts required under the terms of the Berkshire Preferred Stock and the Zenith Preferred Stock, using a risk free interest rate of 5.2%.

(E)
The adjustments for the income tax (provision) benefit have been calculated assuming a 35% effective tax rate.

(F)
The assets and liabilities transferred to Guilford Holdings relate primarily to compensation accruals for employees of White Mountains of $10.9 million and deferred taxes of $3.8 million associated with these items. The pro forma income statements for the six months ended June 30, 2006 and for the year ended December 31, 2005 exclude $3.3 million and $3.4 million of expense related to these compensation accruals.

(G)
We held an investment in 6,300,000 shares of Montpelier common stock with a fair value of $106.0 million at June 30, 2006. On August 24, 2006, the Montpelier common shares were transferred to White Mountains in exchange for an agreed-upon portfolio of common equity and fixed maturity securities with an equal value. The pro forma income statements for the six months ended June 30, 2006 and for the year ended December 31, 2005 exclude dividend income of $0.9 million and $41.9 million, respectively, and exclude $6.4 million and $42.0 million, respectively, of other comprehensive losses related to the investment in Montpelier common stock. The year ended December 31, 2005 also excludes $54.6 million in realized investment losses from our investment in Montpelier common stock.

(H)
Investment income on the funds deposited into the grantor trusts for the economic defeasance of the preferred stock is $5.7 million and $11.3 million for the six months ended June 30, 2006 and for the year ended December 31, 2005. These amounts have been calculated assuming that a $352.6 million deposit to the trust was made at January 1, 2005 and assuming an annual risk free interest rate of 3.2%.

(I)
Assumes $51.3 million of distributions to White Mountains immediately prior to this offering as the final step of the Internal Reorganization, based on June 30, 2006 liquidity levels for OneBeacon Insurance Group, Ltd. and its intermediate holding companies. The Internal Reorganization has been structured such that OneBeacon Insurance Group, Ltd. and its intermediate holding companies will have an appropriate amount of available cash and investments immediately following this offering. If immediately preceding this offering, the aggregate amount of such available cash and investments exceeds our intended liquidity amount, we will complete the Internal Reorganization by distributing any excess amounts to White Mountains. Alternatively, if immediately preceding this offering, our aggregate amount of available cash and investments are less than our intended liquidity amount, White Mountains will complete the Internal Reorganization by contributing an amount of cash and investments sufficient to remedy the shortfall.

(J)
Earnings per common share is calculated assuming that weighted average common shares outstanding are                    for the six months ended June 30,  2006 and the year ended December 31, 2005.

(K)
Income (loss) from discontinued operations and the gain on sale from discontinued operations are excluded from the pro forma income statement amounts. Discontinued operations comprise the entities described above in note B.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected historical consolidated financial information for the dates indicated. We have derived the selected historical consolidated financial information presented below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 from our historical consolidated financial statements, which have been prepared in accordance with GAAP. The historical consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The historical consolidated financial statements as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 are unaudited. We have derived the selected consolidated information presented below as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 from our unaudited interim historical consolidated financial statements. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. In addition, these historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information along with the information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	($ in millions)
Summary Income Statement Data:
Net written premiums	$1,781.4	$2,353.8	$1,803.5	$2,164.7	$2,095.6	$1,042.0	$1,097.0

Earned premiums	$2,111.8	$2,704.1	$1,992.4	$2,087.1	$2,012.7	$988.2	$1,038.7
Net investment income	216.0	282.0	210.9	209.6	236.8	133.4	99.2
Net realized investment gains	146.0	60.2	115.9	128.8	123.2	88.0	69.6
Other revenue	45.6	41.9	98.7	59.5	24.1	7.8	11.8

Total revenues	2,519.4	3,088.2	2,417.9	2,485.0	2,396.8	1,217.4	1,219.3

Loss and LAE	1,996.4	2,013.6	1,364.2	1,385.4	1,390.4	638.0	676.1
Policy acquisition expenses and other underwriting expenses	787.0	906.2	596.8	709.8	612.7	325.0	342.8
General and administrative expenses	(33.2)	29.0	37.7	81.9	8.4	11.2	6.5
Accretion of fair value adjustment to loss and LAE reserves(1)	56.0	79.8	48.6	33.2	26.0	13.0	11.5
Interest expense(2)	42.8	69.3	68.9	92.6	96.5	47.7	51.2

Total expenses	2,849.0	3,097.9	2,116.2	2,302.9	2,134.0	1,034.9	1,088.1

Pre-tax income (loss)	(329.6)	(9.7)	301.7	182.1	262.8	182.5	131.2
Income tax (provision) benefit	155.3	0.4	(103.3)	(49.4)	(82.1)	(60.6)	(20.4)
Dividends and accretion on subsidiary preferred stock to face value(2)	(23.2)	(40.9)	(21.5)	—	—	—	—
Equity in earnings of unconsolidated affiliates	(0.8)	14.0	57.5	27.4	5.6	4.5	10.2

Income (loss) from continuing operations	(198.3)	(36.2)	234.4	160.1	186.3	126.4	121.0
Cumulative effect of changes in accounting principles	—	625.1(7)	—	—	—	—	—
Income (loss) from discontinued operations	(40.1)	66.7	19.2	(24.1)	25.2	17.4	0.4
Gain from sale of discontinued operations, net of tax	—	—	—	—	21.1	—	—

Net income (loss)	(238.4)	655.6	253.6	136.0	232.6	143.8	121.4
Other comprehensive income (loss)	(30.5)	202.1	73.6	84.3	(144.8)	(69.2)	(27.6)

Comprehensive net income (loss)	$(268.9)	$857.7	$327.2	$220.3	$87.8	$74.6	$93.8

Earnings per share
Weighted average number of shares outstanding (in thousands)
Selected Ratios (Based on GAAP Income Statement Data):
Consolidated
Loss and LAE ratio(3)	94.5%	74.5%	68.5%	66.4%	69.1%	64.6%	65.1%
Expense ratio(4)	37.3	33.5	30.0	34.0	30.4	32.9	33.0

Combined ratio(5)	131.8%	108.0%	98.5%	100.4%	99.5%	97.5%	98.1%
Primary Insurance Operations
Loss and LAE ratio(3)	94.5%	74.5%	68.5%	65.7%	67.2%	62.8%	62.1%
Expense ratio(4)	37.3	33.5	30.0	34.2	31.4	33.8	34.3

Combined ratio(6)	131.8%	108.0%	98.5%	99.9%	98.6%	96.6%	96.4%

Summary Balance Sheet Data (end of period):
Total cash and investments	$6,820.7		$6,638.3		$5,395.5		$5,209.6		$4,808.6		$4,507.4
Total assets	16,143.0		15,601.4		15,233.9		9,954.0		10,252.7		9,868.1
Loss and LAE reserves	7,752.3		7,025.9		5,695.9		4,922.2		5,354.3		5,041.8
Unearned premiums	1,550.0		1,207.9		941.0		1,001.4		1,042.8		1,097.4
Debt	1,085.0		746.4		706.1		726.3		744.9		754.0
Intercompany debt payable	5.9		3.3		—		1,000.0	(8)	—
Preferred stock subject to mandatory redemption	170.3		181.0		194.5		211.9		234.0		247.3
Deferred credits	625.1	(7)	—		—		—		—		—
Common shareholder's equity	1,276.6		2,416.9	(7)	2,804.1	(8)	417.5	(8)	1,560.0	(8)	1,653.8

(1)
In connection with purchase accounting for our acquisition by White Mountains, which we refer to as the OneBeacon Acquisition, we were required to adjust to fair value our loss and LAE reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on our balance sheet as of June 1, 2001. This net charge to loss and LAE reserves of $300.0 million is being accreted through an income statement charge ratably with and over the period the claims are settled.

(2)
In accordance with our adoption of SFAS 150, beginning in the third quarter of 2003, we began presenting all accretion and dividends on preferred stock subject to mandatory redemption as interest expense.

(3)
The loss and LAE ratio is calculated by dividing loss and LAE, which includes long-term compensation expense, by earned premiums.

(4)
The expense ratio is calculated by dividing policy acquisition expenses and other underwriting expenses, which includes long-term compensation expense, by earned premiums.

(5)
The combined ratio is the sum of the loss and LAE ratio and the expense ratio, including long-term incentive compensation expense. Long-term incentive compensation expense increased our consolidated combined ratio by 1.3 points, 1.7 points, 4.2 points, 5.3 points and 1.8 points for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. Long-term incentive compensation expense increased our consolidated combined ratio by 2.6 points and 1.5 points for the six months ended June 30, 2005 and 2006, respectively.

(6)
Includes our long-term incentive compensation expense. Long-term incentive compensation expense increased our combined ratio for the Primary Insurance Operations by 1.3 points, 1.7 points, 4.2 points, 5.0 points and 1.8 points for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. Long-term incentive compensation expense increased our combined ratio for the Primary Insurance Operations by 2.6 points and 1.6 points for the six months ended June 30, 2005 and 2006, respectively.

(7)
In accordance with its adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations," we recognized all of our outstanding deferred credits on January 1, 2002.

(8)
As part of a corporate realignment at White Mountains during 2004, we distributed our interest in several wholly owned subsidiaries to White Mountains. The distribution of Folksamerica Holdings, Inc. and its subsidiaries, as well as $270.0 million in intercompany notes receivable from another affiliate of White Mountains, resulted in a $1.3 billion reduction in common shareholder's equity. In addition, the distribution of WM Asset Management (Barbados) Ltd., which held $1.0 billion of notes receivable from OneBeacon, resulted in a $1.0 billion reduction in shareholder's equity in December 2004. During the first quarter of 2005, White Mountains contributed the $1.0 billion of intercompany notes receivable back to OneBeacon, resulting in a $1.0 billion increase to common shareholder's equity in 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains "forward-looking statements." Statements that are not historical in nature are forward-looking statements. OneBeacon cannot promise that its expectations in such forward-looking statements will turn out to be correct. OneBeacon's actual results could be materially different from and worse than its expectations. See "Forward-Looking Statements" for specific important factors that could cause actual results to differ materially from those contained in forward-looking statements.

Overview

        OneBeacon is a property and casualty insurance writer that provides a range of specialty insurance products as well as a variety of segmented commercial and personal insurance products. With roots dating back to 1831, we have been operating for more than 175 years and have many long-standing relationships with independent agencies, which constitute our primary distribution channel. We consist of a group of companies which are U.S.-based property and casualty insurance writers, substantially all of which operate in a multi-company pool. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus rather than just on its own capital and surplus. Under such arrangements, the members share substantially all insurance business that is written, and allocate the combined premiums, losses and expenses. In 2005, our net written premiums totaled approximately $2.1 billion and we had total assets of approximately $10.3 billion and total common shareholder's equity of approximately $1.6 billion at December 31, 2005.

  Our Historical Consolidated Financial Information

        Historically, we consolidated certain other businesses for GAAP financial reporting and U.S. tax purposes that will not be held by us following this offering. These other businesses are therefore reflected in our historical consolidated financial statements in this prospectus as discontinued operations. Furthermore, on August 24, 2006, we exchanged our investment in the common shares of Montpelier for an agreed-upon portfolio of common equity and fixed maturity securities of equal value owned by White Mountains and, concurrent with this offering, we will have commuted our two quota share reinsurance arrangements with other subsidiaries of White Mountains. As a result, our investment in Montpelier and our affiliate quota share arrangements will not be included in our future consolidated financial statements.

  Our Segments

        OneBeacon's reportable segments are Primary Insurance Operations, Affiliate Quota Shares and Other Operations.

        Primary Insurance Operations.    Our Primary Insurance Operations includes the results of substantially all of our insurance operations, with the exception of certain quota share arrangements with affiliates of White Mountains as described below. Our Primary Insurance Operations segment also includes our run-off business, which primarily consists of business assumed under a renewal rights agreement with Liberty Mutual which was effective from November 1, 2001 through October 31, 2003.

        Affiliate Quota Shares.    During 2004 and 2005, we entered into two quota share reinsurance arrangements with other subsidiaries of White Mountains, primarily for White Mountains' capital management purposes. Under the Sirius Quota Share, we ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, we assumed approximately 85% of business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary. Upon consummation of this offering these two affiliate quota share arrangements will have been commuted.

        Other Operations.    Our Other Operations segment consists of the activities of our top holding company, OneBeacon Insurance Group, Ltd. and its intermediate holding and finance companies.

  Revenues

        We account for insurance policies that we write in accordance with Statement of Financial Accounting Standards, or SFAS, No. 60, "Accounting and Reporting by Insurance Enterprises," or SFAS 60. Premiums written are recognized as revenues and are earned ratably over the term of the related policy. Unearned premiums represent the portion of premiums written that are applicable to future insurance coverage provided by policies. AutoOne, one of our subsidiaries, which acts as a limited assigned distribution, or LAD, servicing carrier, enters into contractual arrangements with insurance companies to assume private passenger and commercial automobile assigned risk exposures in 22 states. AutoOne receives LAD and commercial limited assigned distribution, or CLAD, servicing fees from these other companies for assuming these risks. In addition, AutoOne chooses to write certain policies voluntarily by taking risks out of the New York Automobile Insurance Plan, or NYAIP. These policies generate takeout credits which can be sold for fees, which we refer to as take-out fees, to other carriers. These other carriers in turn can use such credits to reduce their obligations to write assigned risk business. AutoOne's LAD and CLAD servicing and take-out fees are recorded as written premium when billed and are earned ratably over the term of the related policy to which the fee relates.

  Deferred Acquisition Costs

        Deferred acquisition costs represent commissions, premium taxes, brokerage expenses and other costs that are directly attributable to and vary with the production of new business. These costs are deferred and amortized over the applicable premium recognition period. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income.

  Loss and Loss Adjustment Expenses

        Loss and loss adjustment expenses, or LAE, are charged against income as incurred. Unpaid loss and LAE reserves are based on estimates (generally determined by claims adjusters, legal counsel and actuarial staff) of the ultimate costs of settling claims, including the effects of inflation and other societal and economic factors. Unpaid loss and LAE reserves represent management's best estimate of ultimate loss and LAE, net of estimated salvage and subrogation recoveries, if applicable. Such estimates are reviewed and updated on a quarterly basis and any adjustments resulting therefrom are reflected in current operations. The process of estimating loss and LAE involves a considerable degree of judgment by management and the ultimate amount of expense to be incurred could be considerably greater than or less than the amounts currently reflected in the historical consolidated financial statements.

  Reinsurance

        Our insurance subsidiaries enter into ceded reinsurance contracts from time to time to protect their businesses from losses due to concentration of risk and to limit losses arising from catastrophic events. The majority of such reinsurance contracts are executed through excess-of-loss treaties and catastrophe contracts under which a third party reinsurer indemnifies our insurance subsidiaries for a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. We also have entered into quota share treaties with reinsurers under which all risks meeting prescribed criteria are ceded to third party reinsurers on a pro-rata basis. The amount of each risk ceded by us is subject to maximum limits that vary by line of business and type of coverage. Amounts related to reinsurance contracts are recorded in our historical consolidated financial statements in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and

Long-Duration Contracts," or SFAS 113, and Emerging Issues Task Force Topic No. D-54, as applicable.

        Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Our ability to collect our reinsurance recoverables is subject to the solvency of the reinsurers with whom we have entered into reinsurance contracts. We are selective in regard to our reinsurers, principally placing reinsurance with those reinsurers with strong financial condition, industry ratings and underwriting ability. Management monitors the financial condition and ratings of our reinsurers on an ongoing basis.

        Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs.

  Mandatorily Redeemable Preferred Stock

        In July 2003, we adopted the provisions of SFAS 150, and we subsequently adopted FASB Staff Position No. 150-3, or FSP 150-3, in November 2003. We have two classes of mandatorily redeemable preferred stock of subsidiaries, which were previously classified as minority interests, that fell within the scope of SFAS 150 and are considered noncontrolling interests under FSP 150-3. Upon adoption of SFAS 150 in 2003, we reclassified these instruments from mezzanine equity to liabilities at their historical carrying values. In addition, beginning in the third quarter of 2003, all dividends and accretion on our mandatorily redeemable preferred stock have been recorded as interest expense. See Note 11—"Mandatorily Redeemable Preferred Stock of Subsidiaries and Convertible Preference Shares" of the accompanying historical consolidated financial statements.

  Share-Based Compensation

  Compensation Philosophy

        Our executive compensation policies are designed with one goal in mind, namely, the maximization of shareholder value over long periods of time. We believe that this goal is best pursued by utilizing a pay-for-performance program that serves to attract and retain superior executive talent and provide management with performance-based incentives to maximize shareholder value. Through this compensation program, we seek to maximize shareholder value by aligning closely the financial interests of management with those of our shareholders. The cost of all incentive compensation is fully accrued and expensed.

        Compensation of our senior management team, including our named executive officers, consists primarily of three components: base salary, annual bonus and long-term incentive awards. Base salaries have been capped at $400,000. Annual bonus targets for all senior executives are 50% of base salary. Long-term incentives for senior executives have in the past been comprised of performance shares and/or performance units. Under these instruments, payouts are explicitly tied to White Mountains' or OneBeacon's performance over a three-year period and are highly variable (the actual number of shares/units paid out at the end of the cycle will range from 0% to 200% of target depending on performance against established goals). For a description of our long-term incentive plans following the offering, see "Management—OneBeacon Incentive Plans."

  Share-Based Compensation—Primary Insurance Operations

  2002-2004 performance cycle and prior

        For these cycles, the long-term incentives for employees of our Primary Insurance Operations segment were comprised solely of White Mountains performance shares, with performance objectives tied to both White Mountains and OneBeacon. Accordingly, incentive compensation expense in 2004 and prior years for these operations was heavily dependent on the market price of White Mountains common shares, which rose by 41% in 2004 and 42% in 2003. In the 2002-2004 performance cycle, a total of 246,325 White Mountains performance shares were earned by employees of our Primary Insurance Operations segment based on payout levels ranging from 113% to 200% of target and, in the 2001-2003 performance cycle, a total of 172,341 White Mountains performance shares were earned by employees of our Primary Insurance Operations segment based on payout levels ranging from 100% to 200% of target.

  2003-2005 through 2006-2008 performance cycles

        For these cycles, OneBeacon revised the design of its long-term incentive plans principally to use OneBeacon performance units instead of White Mountains performance shares, with performance targets primarily tied to OneBeacon's adjusted combined ratio. Each unit is initially valued at $100 and compounds in value over the performance period by the underwriting return on capital achieved by OneBeacon. In the case of senior officers of our Primary Insurance Operations segment, a portion of their long-term incentive compensation in these periods has been denominated in White Mountains performance shares. As a result of the shift from White Mountains performance shares to OneBeacon performance units, OneBeacon's incentive compensation expense associated with these performance cycles is no longer significantly impacted by changes in the market price of White Mountains common shares. In the 2003-2005 performance cycle, no White Mountains performance shares were earned by employees of our Primary Insurance Operations segment and, as of June 30, 2006, 4,400, 5,350 and 6,720 target White Mountains performance shares were outstanding for employees of our Primary Insurance Operations with respect to the 2004-2006, 2005-2007 and 2006-2008 performance cycles, respectively.

  Compensation—Other Operations

        In connection with the Internal Reorganization, on August 3, 2006, all employees of our Other Operations segment became employees of White Mountains. Therefore, we will no longer incur significant compensation expense in our Other Operations segment.

  Share-Based Compensation Recognition

        Our share-based compensation plans consist of performance shares which are typically settled in cash. Effective January 1, 2006, we account for these plans in accordance with SFAS No. 123 (Revised), "Share-Based Payment." Compensation cost is measured and recognized based on the current market price of the underlying common shares and on the number of shares that are expected to vest. Prior to adoption of SFAS No. 123 (Revised), we accounted for these plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, whereby we recognized compensation cost based on the current market price of the underlying common shares and on the assumption that all shares awarded would vest. Compensation cost gave effect only to actual rather than assumed forfeitures prior to adoption of SFAS 123 (Revised).

  Purchase Accounting

        In connection with purchase accounting for our acquisition by White Mountains in 2001, which we refer to as the OneBeacon Acquisition, we were required to adjust to fair value our loss and LAE reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on our balance sheet as of June 1, 2001. This net change to loss and LAE reserves of $300.0 million is being accreted through an income statement charge ratably with and over the period the claims are settled. Accordingly, we recognized $48.6 million, $33.2 million and $26.0 million of such charges, recorded as loss and LAE, during 2003, 2004 and 2005, respectively. As of June 30, 2006, the outstanding unaccreted adjustment was $44.9 million, and we expect the full year 2006 charge to be approximately $23.0 million.

  Income taxes

        The income tax provision related to pre-tax earnings for 2003, 2004 and 2005 represented an effective tax rate of 34.2%, 27.1% and 31.2%, respectively. Our effective tax rate for 2005 was lower than the U.S. statutory rate of 35% primarily due to income generated in jurisdictions other than the United States, partially offset by non-deductible dividends and accretion on preferred stock subject to mandatory redemption. Our effective tax rate for 2004 was lower than the U.S. statutory rate of 35% primarily due to the recognition of foreign tax credits and income generated in jurisdictions other than the United States, which have lower tax rates, partially offset by non-deductible dividends and accretion on preferred stock subject to mandatory redemption, which we report as interest expense for financial statement purposes.

Discontinued Operations

        In 2004 and 2006, we distributed or sold certain consolidated subsidiaries to White Mountains at GAAP book value. We did not recognize a gain or a loss on these distributions or sales. These subsidiaries are included in discontinued operations and comprise the following entities:

  Distributed in 2004:

  •
  Folksamerica Holding Company, including its wholly owned subsidiary, Folksamerica Reinsurance Company—a reinsurance company that is now part of White Mountains Re Holdings Inc., or White Mountains Re, a wholly owned subsidiary of White Mountains.

  •
  Esurance Inc. and Esurance Insurance Services Inc. — a holding company parent and an insurance agency / services company;

  Sold in 2004:

  •
  Esurance Insurance Company and Esurance Property and Casualty Company — two property-casualty insurance companies.

  Sold on August 3, 2006:

  •
  As part of the Internal Reorganization, we sold certain other consolidated subsidiaries to White Mountains on August 3, 2006 as follows:

  •
  WM Advisors—an investment management subsidiary;

  •
  White Mountains Management Company, Inc. and White Mountains Capital, Inc.—both service companies;

  •
  White Mountains Services Holdings and White Mountains Services, LLC—these companies contain the remainder of mortgage banking run-off assets following the sale of substantially all the mortgage banking assets of White Mountains Services Corporation (formerly Source One Mortgage Services Corporation) to Citibank Mortgage, Inc. in 1999;

  •
  Tuckerman Capital, L.P. and Tuckerman Capital II, L.P.—both private equity fund investments; and

  •
  International American Group—primarily consists of American Centennial Insurance Company and British Insurance Company of Cayman, two run-off insurance companies.

        In December 2003, we sold one of our wholly owned subsidiaries, National Farmers Union Standard, to Quanta U.S. Holdings, Inc., an indirect subsidiary of Quanta Capital Holdings Ltd. We received total proceeds of $22.4 million and recorded an $8.7 million gain on the sale, which is included in income from discontinued operations in our financial statements. Prior to its sale, National Farmers Union Standard was owned by National Farmers Union Property and Casualty Company, or NFU.

        On September 30, 2005, we sold NFU to QBE Insurance Group for $138.3 million in cash. NFU is included in discontinued operations for all periods presented through the date of its sale. We recognized a gain of approximately $26.2 million ($21.1 million after-tax) on the sale which is included in gain on sale of discontinued operations and is presented net of tax in the statements of consolidated income and comprehensive income.

        Our income from continuing operations excludes the results of operations for the above entities for all periods presented. Net income or loss from discontinued operations has been presented separately and is shown net of related income taxes.

        Cash flows associated with the operating, financing and investing activities of discontinued operations are aggregated and presented under separate captions in our consolidated statements of cash flows.

        Assets and liabilities of entities classified as discontinued operations have been aggregated and are presented under separate captions on our consolidated balance sheets. See Note 2 —"Discontinued Operations" of the accompanying historical consolidated financial statements. The following sets forth the assets and liabilities summarized under those captions:

	As of December 31,
	2004	2005
	($ in millions)
Cash	$7.3	$0.3
Total investments	328.2	111.8
Reinsurance recoverable on unpaid and paid losses	66.2	26.3
Deferred acquisition costs	12.9	—
Other assets	165.8	134.0

Total assets of discontinued operations	$580.4	$272.4

Loss and LAE reserves	$198.4	$61.1
Ceded reinsurance payable	3.6	4.1
Funds held under reinsurance	0.1	0.1
Other liabilities	204.9	136.9

Total liabilities of discontinued operations	$407.0	$202.2

Acquisitions and Dispositions

        On March 31, 2004, we acquired Atlantic Specialty Insurance Company, or Atlantic Specialty, a subsidiary of Atlantic Mutual Insurance Company, or Atlantic Mutual, and the renewal rights to Atlantic Mutual's segmented commercial insurance business, including the unearned premiums on the acquired book. We refer to this transaction as the Atlantic Specialty Transaction. In connection with our acquisition of Atlantic Specialty, we paid $30.1 million in cash and issued a $20.0 million note to the seller, which is recorded as debt on our balance sheet. Our 2004 results of operations include $404.0 million of net written premiums related to the Atlantic Specialty Transaction. Under the terms of the agreement, we paid Atlantic Mutual a renewal commission on the premiums renewed during the 12 months following the Atlantic Specialty Transaction.

        During the first quarter of 2004, we sold 4.5 million common shares of Montpelier to third parties for net proceeds of $155.3 million. As a result of this sale, as well as changes to the composition of the boards of directors of both Montpelier and our company, we changed the method of accounting for our remaining common share investment in Montpelier as of March 31, 2004 from an equity method investment in an unconsolidated affiliate to a common equity security classified as available for sale and carried at fair value. On August 24, 2006, the Montpelier common shares were transferred to White Mountains in exchange for an agreed-upon portfolio of common equity and fixed maturity securities with an equal value.

        During the third quarter of 2004, we entered into an agreement to sell the renewal rights to most of our pre-Atlantic Mutual New York commercial business to Tower Insurance Group. The transaction was effective with December 1, 2004 renewals. The gross written premium in force at the time of this transaction for the book of business totaled approximately $110 million. We retained the commercial business acquired from Atlantic Mutual.

        During the fourth quarter of 2004, we sold two of our inactive licensed subsidiaries, Potomac Insurance Company of Illinois and Western States Insurance Company for $25.3 million, as well as our boiler inspection service business, for $11.5 million and recognized combined gains on the sales of $22.1 million through other revenues.

        On August 2, 2005, we sold one of our inactive licensed subsidiaries, Traders and Pacific Insurance Company, to Endurance Reinsurance for $23.4 million in cash and recognized a gain of approximately $8.0 million ($5.2 million after-tax) on the sale through other revenue in 2005.

Results of Operations

Review of Consolidated Results

        A summary of our consolidated financial results for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 and 2006 is as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Net written premiums	$1,803.5	$2,164.7	$2,095.6	$1,042.0	$1,097.0

Revenues
Earned premiums	$1,992.4	$2,087.1	$2,012.7	$988.2	$1,038.7
Net investment income	210.9	209.6	236.8	133.4	99.2
Net realized investment gains	115.9	128.8	123.2	88.0	69.6
Other revenue	98.7	59.5	24.1	7.8	11.8

Total revenues	2,417.9	2,485.0	2,396.8	1,217.4	1,219.3

Expenses
Loss and LAE	1,364.2	1,385.4	1,390.4	638.0	676.1
Policy acquisition expenses	361.9	359.8	349.3	164.8	172.9
Other underwriting expenses	234.9	350.0	263.4	160.2	169.9
General and administrative expenses	37.7	81.9	8.4	11.2	6.5
Accretion of fair value adjustment to loss and LAE reserves	48.6	33.2	26.0	13.0	11.5
Interest expense on debt	46.6	45.0	44.1	22.2	22.8
Interest expense—dividends and accretion on preferred stock subject to mandatory redemption	22.3	47.6	52.4	25.5	28.4

Total expenses	2,116.2	2,302.9	2,134.0	1,034.9	1,088.1

Pre-tax earnings from continuing operations	301.7	182.1	262.8	182.5	131.2
Income tax provision	(103.3)	(49.4)	(82.1)	(60.6)	(20.4)

Income from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	198.4	132.7	180.7	121.9	110.8
Accretion and dividends on mandatorily redeemable preferred stock of subsidiaries	(21.5)	—	—	—	—
Equity in earnings of unconsolidated affiliates	57.5	27.4	5.6	4.5	10.2

Income from continuing operations	234.4	160.1	186.3	126.4	121.0
Income (loss) from discontinued operations	19.2	(24.1)	25.2	17.4	0.4
Gain from sale of discontinued operations	—	—	21.1	—	—

Net income	253.6	136.0	232.6	143.8	121.4
Other comprehensive income (loss)	73.6	84.3	(144.8)	(69.2)	(27.6)

Comprehensive net income	$327.2	$220.3	$87.8	$74.6	$93.8

  Consolidated Results—Six months ended June 30, 2006 versus six months ended June 30, 2005

        Our pre-tax income from continuing operations for the first six months of 2006 was $131.2 million and our combined ratio was 98.1%, compared to pre-tax income from continuing operations of $182.5 million and a combined ratio of 97.5% for the first six months of 2005.

        Net written premiums for the first six months of 2006 were $1,097.0 million, which was relatively consistent with the $1,042.0 million in the first six months of 2005. The slight increase was due to growth in net written premiums in commercial lines and in specialty lines offset by decreases in personal lines net written premiums in Massachusetts and New York.

        Our total revenues for the first six months of 2006 increased slightly from $1,217.4 million in the first six months of 2005 to $1,219.3 million in the first six months of 2006. Earned premiums increased 5% from the first six months of 2005, while net investment income decreased 26% from the first six months of 2005, principally due to the receipt of a $34.7 million special dividend from Montpelier in the first quarter of 2005. Additionally, net realized investment gains for the first six months of 2006 were down 21% from the first six months of 2005, primarily due to the sale of several highly appreciated common stocks in the first six months of 2005 to reposition the equity portfolio into securities with more attractive risk/reward characteristics.

        Our total expenses for the first six months of 2006 increased 5% from the first six months of 2005, as the increase in our loss and LAE, policy acquisition expenses and other underwriting expenses of 6% was roughly in line with the 5% increase in earned premiums.

        The income tax provision related to pre-tax income from continuing operations for the first six months of 2006 and 2005 represented effective tax rates of 16% and 33%, respectively, which were lower than the U.S. statutory rate of 35% primarily due to tax benefits recognized in the second quarter of 2006 related to settlements of U.S. Federal and state income tax audits for years prior to 2003 and to income generated in jurisdictions other than the United States offset by non-deductible dividends and accretion on the Berkshire Preferred Stock and Zenith Preferred Stock.

  Consolidated Results—Year ended December 31, 2005 versus year ended December 31, 2004

        Our pre-tax income from continuing operations for 2005 was $262.8 million, compared to pre-tax income from continuing operations of $182.1 million for 2004 and our GAAP combined ratio was 99.5% for 2005, compared to 100.4% for 2004.

        Our 2005 results included $69.1 million in losses related to hurricanes Katrina, Rita and Wilma, which impacted the combined ratio by 3.4 points, and $99.0 million in adverse development, primarily relating to 2002 and prior accident years, which impacted the combined ratio by 4.9 points. Offsetting these items was a $53.6 million gain from the settlement of our retiree medical plan, which reduced the combined ratio by a total of 2.7 points. The retiree medical plan, which had been frozen in 2002, was terminated and an independent trust was established and funded to provide benefits to covered participants. These actions relieved us of our future retiree medical obligations and triggered recognition of the gain. The majority of the gain was recorded as a reduction of other underwriting expenses with a portion of the gain reflected in the loss and LAE as a portion of the expense of the retiree medical program was allocated to the claims department. In addition, incentive compensation expenses, which were historically heavily dependent upon the market price of White Mountains common shares, were lower in 2005 compared to 2004. During 2005, White Mountains' share price decreased 14%, compared to a 41% increase in 2004.

        Our 2004 pre-tax income from continuing operations included $99.3 million in adverse development, primarily relating to 2002 and prior accident years, which impacted our loss and LAE ratio by 4.8 points. The 2004 adverse development was partially offset by a release of approximately $19.9 million of the liability attributable to New York assigned risk obligations due to the shrinking of the New York assigned risk pool. Our 2004 results also included $30.6 million of hurricane losses, primarily from four hurricanes in the southeastern United States, which increased our loss and LAE ratio by 1.5 points.

        Our total revenues decreased 3.5% in 2005 to $2,396.8 million, compared to $2,485.0 million in 2004, due principally to a 3.6% decline in earned premiums in 2005. The decrease in earned premiums was due to lower commercial lines premiums resulting from the sale of the renewal rights on most of our non-Atlantic Mutual New York commercial lines business to Tower Insurance Group late in 2004. As a result of this transaction, $110 million of premiums written in 2004 were subject to this renewal rights agreement and were not written by OneBeacon during 2005. Our commercial lines also had a one-time premiums written increase of $134.6 million in 2004 from the assumption of unearned premium from the Atlantic Specialty Transaction. In addition, personal lines earned premium decreased in 2005 due to lower volumes in Massachusetts and New York. New Jersey Skylands Insurance, one of the reciprocals which we manage, also had lower earned premiums in 2005 as compared to 2004. Partially offsetting the declines in earned premium from commercial and personal lines were premiums assumed under the Esurance quota share, which was entered into in 2005.

        Net realized investment gains in 2005 included a realized loss of $54.6 million due to an other-than-temporary impairment with respect to our investment in Montpelier common shares, compared to $35.2 million in realized gains in 2004 from our sale of Montpelier common shares. During 2005, the market value of Montpelier common shares decreased from $38.45 per share to $18.90 per share. Our original cost of this investment in 2001 was $105.0 million, which was subsequently increased by $65.3 million in equity in earnings recorded from 2001 to March 2004, the period in which we accounted for the investment under the equity method of accounting. The impairment charge represented the difference between our GAAP cost of $170.3 million and the investment's fair value of $115.7 million at December 31, 2005. During the first quarter of 2004, we sold 4.5 million common shares of Montpelier to third parties, which resulted in a $35.2 million realized gain. As a result of this sale, as well as changes to the composition of the board of directors of both Montpelier and White Mountains, we changed the method of accounting for our remaining common share investment in Montpelier as of March 31, 2004 from an equity method investment in an unconsolidated affiliate to a common equity security classified as available for sale and carried at fair value. In addition, excluding the Montpelier investment, our net realized gains in 2005 were higher than in 2004 as a result of the sale of several highly appreciated common stocks within the energy and utility industries in order to reposition our equity portfolio into securities with more attractive risk/reward characteristics.

        Other revenue for 2005 included $8.0 million in gains from the sale of Traders and Pacific Insurance Company. During 2004, we sold two of our inactive licensed subsidiaries, Potomac Insurance Company of Illinois and Western States Insurance Company, as well as our boiler inspection service business, for a total gain of $22.1 million that was recognized in other revenue.

        As a result of an actuarial review completed in the fourth quarter of 2005, we reallocated a portion of our IBNR reserves from some of our ongoing lines of business to run-off operations. This shifted $34.4 million of our IBNR reserves from specialty lines ($22.4 million) and personal lines ($12.0 million) to our run-off operations. This adjustment had no impact on our 2005 combined ratio.

        During 2005, we also realized a $21.1 million after-tax gain on the sale of our subsidiary, NFU, which has been presented as a gain on the sale of its discontinued operation.

  Consolidated Results—Year ended December 31, 2004 versus year ended December 31, 2003

        Our pre-tax income from continuing operations for 2004 was $182.1 million, compared to pre-tax income from continuing operations of $301.7 million for 2003 and our GAAP combined ratio was 100.4% for 2004, compared to 98.5% for 2003.

        Our pre-tax income from continuing operations and our combined ratios for each period were relatively consistent as each period had solid performance for the current underwriting year, partially offset by some adverse development in prior years' reserves. In total, adverse development was $99.3 million in 2004 (relating primarily to 2002 and prior accident years) and $137.9 million in 2003 (relating primarily to 2000 and prior accident years). The 2004 development related primarily to personal auto liability, general liability and multiple peril reserves due in part to emerging trends in claims experienced in our run-off operations, as well as national account and program claims administered by third parties. These claim trends principally included higher defense costs and higher damages from liability assessments. The 2003 development was primarily related to construction defect claims. Adverse development in 2004 and 2003 was partially offset by the release of $19.9 million and $30.0 million, respectively, of the liability attributable to New York assigned risk obligations due to the shrinking New York assigned risk pool.

        Our total revenues increased 2.8% in 2004 to $2,485.0 million, compared to $2,417.9 million in 2003, due principally to an increase in earned premiums resulting primarily from the Atlantic Specialty Transaction. Our total expenses increased 8.8% in 2004 to $2,302.9 million, compared to $2,116.2 million in 2003, primarily as a result of increased incentive compensation expense driven by the 41% rise in White Mountains' share price in 2004, partially offset by the release of $19.9 million of the liability attributable to New York assigned risk obligations. The release of this liability resulted from the continued effects of favorable revisions to the structure of credit programs.

        During the fourth quarter of 2004, we sold two of our inactive licensed subsidiaries, Potomac Insurance Company of Illinois and Western States Insurance Company, as well as our boiler inspection service business, for a total gain of $22.1 million that was recognized in other revenue.

  Summary of Operations By Segment

        Our segments consist of the following: (1) Primary Insurance Operations, (2) Affiliate Quota Shares and (3) Other Operations. All of our investments are managed by our affiliate, WM Advisors, and Prospector. A discussion of our consolidated investment operations is included after the discussion of operations by segment. Our segment information is presented in Note 14—"Segment Information" to our historical consolidated financial statements.

Primary Insurance Operations

        Financial results for our Primary Insurance Operations segment for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 and 2006, were as follows:

	Year ended December 31,			Six months ended June 30
	2003	2004	2005	2005	2006
	($ in millions)
Net written premiums	$1,803.5	$2,280.6	$1,988.6	$986.4	$989.8

Earned premiums	1,992.4	2,203.0	1,988.2	998.3	965.4
Net investment income	213.6	211.1	232.5	132.7	93.9
Net realized investment gains	125.8	129.0	124.2	87.5	69.9
Other revenue	52.5	48.7	14.7	3.5	4.6

Total revenues	2,384.3	2,591.8	2,359.6	1,222.0	1,133.8

Losses and LAE	1,364.2	1,448.1	1,335.6	627.1	599.4
Policy acquisition expenses	361.9	403.3	360.5	177.3	160.8
Other underwriting expenses	234.9	350.0	263.4	160.2	169.9
General and administrative expenses	33.7	30.4	1.1	(0.2)	1.6
Interest expense on debt	0.3	1.0	1.4	0.7	1.4

Total expenses	1,995.0	2,232.8	1,962.0	965.1	933.1

Pre-tax income	$389.3	$359.0	$397.6	$256.9	$200.7

        The following tables provide GAAP ratios, net written premiums and earned premiums by underwriting units for the years ended December 31, 2003, 2004, and 2005 and the six months ended June 30, 2005 and 2006:

	Year ended December 31, 2003
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
GAAP Ratios(2):
Loss and LAE	46.8%	60.7%	65.3%	68.5%
Expense	28.8	34.4	28.6	30.0

Total Combined	75.6%	95.1%	93.9%	98.5%

Net written premiums	$564.7	$426.7	$676.7	$1,803.5
Earned premiums	570.0	432.0	744.6	1,992.4
	Year ended December 31, 2004
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
GAAP Ratios(2):
Loss and LAE	56.6%	56.1%	63.0%	65.7%
Expense	28.4	41.1	31.0	34.2

Total Combined	85.0%	97.2%	94.0%	99.9%

Net written premiums	$682.2	$807.1	$800.2	$2,280.6
Earned premiums	675.8	703.3	804.9	2,203.0
	Year ended December 31, 2005
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
GAAP Ratios(2):
Loss and LAE	65.2%	54.6%	57.9%	67.2%
Expense	30.0	38.2	29.0	31.4

Total Combined	95.2%	92.8%	86.9%	98.6%

Net written premiums	$708.5	$610.9	$662.3	$1,988.6
Earned premiums	669.2	622.5	698.2	1,988.2
	Six months ended June 30, 2005
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
GAAP Ratios(2):
Loss and LAE	58.3%	55.7%	61.8%	62.8%
Expense	30.6	41.9	33.0	33.8

Total Combined	88.9%	97.6%	94.8%	96.6%

Net written premiums	$328.3	$306.3	$341.9	$986.4
Earned premiums	328.0	314.5	360.2	998.3

	Six months ended June 30, 2006
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
GAAP Ratios(2):
Loss and LAE	63.4%	56.6%	60.9%	62.1%
Expense	31.1	39.3	31.6	34.3

Total Combined	94.5%	95.9%	92.5%	96.4%

Net written premiums	$370.9	$330.7	$292.9	$989.8
Earned premiums	355.0	311.2	301.9	965.4

(1)
Includes results from run-off operations and eliminations between underwriting units. For the years ended December 31, 2003, 2004 and 2005, includes net written premiums of $135.4 million, $(8.9) million and $6.9 million, respectively, from run-off operations and eliminations between underwriting units and earned premiums of $245.8 million, $19.0 million and $(1.7) million, respectively, from run-off operations and eliminations between underwriting units. For the six months ended June 30, 2005 and 2006, includes net written premiums of $9.9 million and $(4.7) million, respectively, from run-off operations and eliminations between underwriting units and earned premiums of $(4.4) million and $(2.7) million, respectively, from run-off operations and eliminations between underwriting units.

(2)
Includes our long-term incentive compensation expense. For the years ended December 31, 2003, 2004 and 2005, long-term incentive compensation expense increased our total GAAP combined ratio by 4.2 points, 5.0 points and 1.8 points, respectively. For the six months ended June 30, 2005 and 2006, long-term incentive compensation expense increased our total combined ratio by 2.6 points and 1.6 points, respectively.

  Primary Insurance Operations—Six months ended June 30, 2006 versus six months ended
  June 30, 2005

        Specialty lines.    Net written premiums for specialty lines increased $42.6 million, or 13%, to $370.9 million in the first six months of 2006, compared to $328.3 million in the first six months of 2005. The increase was principally due to a $22.4 million increase in net written premiums in specialty liability products at OneBeacon Professional Partners, or OBPP, to $87.3 million. The specialty lines combined ratio for the first six months of 2006 was 94.5%, compared to 88.9% in the first six months of 2005. Unfavorable development from hurricanes Katrina, Rita and Wilma increased the combined ratio for the first six months of 2006 by 5.6 points. This was partially offset by prior year favorable development on other losses that decreased the combined ratio by 3.2 points. The specialty lines combined ratio for the first six months of 2005 benefited by 0.8 points of prior year favorable development. The expense ratio for the six months ended June 30, 2006 was essentially consistent compared to that in the first six months of 2005.

        Commercial lines.    Commercial lines' net written premiums increased $24.4 million, or 8%, to $330.7 million in the first six months of 2006, compared to $306.3 million in the first six months of 2005. These increases were experienced in our property and inland marine products and in our small business package products with net written premiums in our middle-market division increasing $13.3 million to $279.6 million and net written premiums in our small business division increasing $11.1 million to $51.1 million. The commercial lines combined ratio for the first six months of 2006 was 95.9% compared to 97.6% for the first six months of 2005 due to a decrease in the expense ratio. The increase in the loss and LAE ratio was due primarily to increases in current accident year loss and loss adjustment expenses in its large package and commercial auto products. The decrease in the expense ratio is due in part to 0.9 points from the favorable settlement of a state franchise tax audit in the first six months of 2005. In addition, the improvement was due to lower expenses in the middle-market division, mainly other underwriting expenses.

        Personal lines.    Net written premiums for personal lines decreased by $49.0 million, or 14%, to $292.9 million in the first six months of 2006, primarily as a result of continued lower writings in Massachusetts and New York, particularly in Massachusetts automobile premiums. The personal lines combined ratio for the first six months of 2006 was 92.5% compared to 94.8% in the first six months of 2005 due to decreases in both the loss and LAE ratio and the expense ratio. The first six months of 2006 included the favorable impact of 1.7 points from a reduction in contingent commission accruals and 1.1 points from the aforementioned favorable state franchise tax audit settlement, offset by 2.3 points of unfavorable prior year development. The personal lines combined ratio for the first six months of 2005 included 1.8 points of prior year unfavorable development.

        Runoff.    For the six months ended June 30, 2006, run-off operations generated an underwriting loss of $22.8 million, compared to an underwriting loss of $31.0 million in the same period in the prior year. The variance was primarily due to higher loss and LAE in the 2005 period. Incurred loss and LAE in the six months ended June 30, 2006 were $11.2 million lower than in the 2005 period.

  Primary Insurance Operations—Year ended December 31, 2005 versus year ended
  December 31, 2004

        Specialty lines.    Net written premiums for 2005 increased by 3.9% to $708.5 million, compared to $682.2 million in 2004. The increase was mainly due to a $30.0 million increase in net written premiums in specialty liability products at OBPP to $149.5 million, which was principally from $28.1 million of net written premium from a renewal rights agreement with Chubb Specialty that took effect during the third quarter of 2005, and a $24.4 million increase in premium at OneBeacon Specialty Property, or OBSP, an excess and surplus property coverage provider, to $43.6 million, which completed its first full year of operation in 2005. These increases were offset by a $26.5 million decrease in net written premium at AutoOne to $248.8 million, due to changes in the fee structure of LAD and take-out business in New York, which we record in net written premiums. Net written premiums for all other specialty lines businesses were essentially flat when compared with the prior year.

        The specialty lines combined ratio for 2005 was 95.2%, compared to 85.0% for 2004 due to increases in both the loss and LAE ratio and the expense ratio. The loss and LAE ratio increased 8.6 points to 65.2%, compared to 56.6% in 2004 mainly due to $56.0 million of losses related to hurricanes Katrina, Rita and Wilma. These losses were incurred at OBSP ($43.0 million), International Marine Underwriters, or IMU ($8.6 million) and Agri ($4.4 million). In addition, there was unfavorable prior year development at AutoOne and other catastrophe losses. Partially offsetting the impact of the hurricane losses and the adverse development was the reallocation of a portion of incurred but not reported, or IBNR, reserves to run-off operations and the settlement of the retiree medical plan, which reduced the loss ratio by a total of 3.9 points. In 2004, the combined ratio for specialty lines was adversely impacted by $10.5 million (1.6 points) from the four hurricanes in the southeastern United States. The expense ratio increased 1.6 points in 2005 to 30.0%, compared with 28.4% in 2004 primarily due to an increase in policy acquisition expenses at AutoOne due to changes in its mix of business, partially offset by a 0.9 point decrease due to the settlement of the retiree medical plan.

        Commercial lines.    Net written premiums decreased to $610.9 million in 2005, compared to $807.1 million in 2004 with decreases in both our middle-market division and our small business division. The decrease, as compared to the prior year, was due in part to the sale of the renewal rights on $110.0 million of legacy New York commercial lines business in late 2004 to Tower Insurance Group. The decrease in net written premiums in the middle-market division was also due to a one-time premium increase of $134.6 million in 2004 from the assumption of unearned premiums from the Atlantic Specialty Transaction. Excluding the impact of business subject to the renewal rights agreement with Tower Insurance Group and the one-time premium increase of unearned premiums from the Atlantic Specialty Transaction, net written premiums in the middle-market division increased from the prior year due to growth in our inland marine products and also net written premiums from its West Coast region, which was acquired in conjunction with the Atlantic Specialty Transaction and completed its first full year of operation in 2005. Excluding the impact of the renewal rights agreement with Tower

Insurance Group, net written premiums for our small business division were up slightly when compared with the prior year.

        The commercial lines combined ratio for 2005 was 92.8%, compared to 97.2% for 2004 due to decreases in both the loss ratio and the expense ratio. The 2005 loss ratio decreased to 54.6% compared to 56.1% in 2004, primarily due to a 1.2 point favorable impact from the settlement of the retiree medical plan. Partially offsetting this favorable item were losses incurred from Katrina and Wilma, which impacted commercial lines by $13.1 million, or 2.1 points. The 2004 period included $13.4 million in storm losses, an impact of 1.9 points. The 2005 expense ratio decreased to 38.2% from 41.1% in the prior year mainly due to the settlement of the retiree medical plan, which reduced the expense ratio by 1.8 points and a decrease in incentive compensation expense compared to 2004.

        Personal lines.    Net written premiums decreased to $662.3 million in 2005, compared to $800.2 million in 2004, primarily due to decreased premium volume written in Massachusetts and New York. Also contributing to the decrease in net written premiums were lower premiums at New Jersey Skylands driven by increased competition in New Jersey from the entrance of new providers.

        The personal lines combined ratio for 2005 was 86.9%, compared to 94.0% for 2004. The decrease in the combined ratio was primarily due to significant decreases in both the loss and LAE ratio and the expense ratio. The loss and LAE ratio decreased to 57.9%, compared to 63.0% in 2004, due to strong homeowners results resulting from a relatively mild winter, aided by favorable catastrophe experience due to a lack of northeast wind events, as well as lower loss frequencies in our auto business written before the introduction of our current multi-tiered product. Also contributing to the decrease in the loss and LAE ratio was the settlement of the retiree medical plan (1.3 points) and the favorable impact of the reallocation of IBNR reserves to run-off operations (1.7 points). The expense ratio decreased to 29.0%, compared with 31.0% in the prior year, mainly due to the decrease in incentive compensation expense from 2004, which decreased the expense ratio by 4.8 points, and the settlement of the retiree medical plan, which decreased the expense ratio by 2.1 points. The 2004 expense ratio included 2.5 points from a reduction of the New York assigned risk liability that resulted from a change in the New York assigned risk market.

        Run-off.    For 2005 our run-off operations generated an underwriting loss of $138.6 million compared to an underwriting loss of $168.6 million in 2004. 2005 included approximately $107.1 million in adverse development, mainly from 2002 and prior accident years, which was primarily due to higher than anticipated defense costs and higher damages from liability assessments in general liability and multiple peril lines. In addition, during 2005, we reallocated $34.4 million of IBNR reserves from some of our ongoing lines of business to our run-off operations. The 2004 period included adverse development related to run-off operations of $123.6 million, relating primarily to 2000 and prior accident years resulting from higher defense costs and higher damages from liability assessments and national account and program claims administered by third parties.

  Primary Insurance Operations—Year ended December 31, 2004 versus year ended
  December 31, 2003

        Specialty lines.    Net written premiums increased to $682.2 million in 2004, as compared to $564.7 million in 2003. The increase in premiums was mainly driven by a $50.8 million increase in premium in specialty liability products at OBPP to $119.5 million and a $41.5 million increase in premium at AutoOne to $275.3 million. In addition, the introduction during the second quarter of 2004 of OBSP added $19.2 million of premium.

        The specialty lines combined ratio increased to 85.0% for 2004, compared to 75.6% for 2003, relating solely to an increase in the loss ratio. The 2004 loss ratio was higher than 2003 primarily due to losses relating to the four storms in the southeastern United States that impacted IMU and better than expected losses in 2003 in all specialty businesses, as well as some favorable prior accident year development at AutoOne. The expense ratio for 2004 remained flat when compared with the prior year.

        Commercial lines.    Net written premiums increased to $807.1 million in 2004, compared to $426.7 million in 2003, mainly due to the impact of the Atlantic Specialty Transaction which contributed $404.0 million of written premium. Excluding premiums from this transaction, net written premiums decreased $23.6 million primarily due to the continued effects of underwriting actions taken in prior quarters.

        The combined ratio for commercial lines for 2004 was 97.2%, compared to 95.1% for 2003, due to an increase in the expense ratio to 41.1%, compared with 34.4% in the prior year. The expense ratio in 2004 was higher as a result of commission expense in connection with renewals as well as transition and integration costs related to the Atlantic Specialty Transaction. The 2004 loss ratio decreased to 56.1% in 2004, compared with 60.7% in the prior year despite an unfavorable impact of 1.9 points relating to the four storms in the southeastern United States, which primarily related to Atlantic Specialty business in that area. Commercial lines experienced adverse results in our non-Atlantic Mutual New York commercial lines book during 2004, however this impact was mitigated by strong results in our other regions.

        Personal lines.    Net written premiums increased to $800.2 million in 2004, compared to $676.7 million in 2003, due in part to improved new business production and increased retention levels and also the consolidation of New Jersey Skylands. Under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), OneBeacon was required to consolidate New Jersey Skylands beginning March 31, 2004. This resulted in the inclusion of $75.5 million of premium through consolidation.

        The combined ratio for personal lines for 2004 was 94.0%, essentially flat compared to 93.9% for 2003. The 2004 expense ratio increased to 31.0%, compared to 28.6% in 2003 mainly due to increased policy acquisition expenses and the adverse impact of increased incentive compensation expense, partially offset by 2.5 points due to the reduction of the New York assigned risk liability that resulted from a change in the New York assigned risk market, including a depopulation of the pool and various revisions to the structure of credit programs. The 2003 combined ratio benefited by 4.0 points due to a reduction of the New York assigned risk liability. The 2004 loss and LAE ratio decreased to 63.0%, compared to 65.3% in the prior year, mainly due to lower losses in the Northeast region from favorable winter weather.

        Run-off.    For 2004 our run-off operations generated an underwriting loss of $168.8 million compared to an underwriting loss of $174.4 million in 2003. During 2004, we earned premiums on policies written prior to the expiration of the renewal rights agreement with Liberty Mutual Insurance Group which expired on October 31, 2003, but we did not write any new policies in 2004 under the Liberty agreement. The 2004 period included adverse development related to run-off operations of $123.6 million, relating primarily to 2000 and prior accident years resulting from emerging trends including higher defense costs and higher damages from liability assessments and national account and program claims administered by third parties. Adverse development in 2003 was $166.4 million primarily related to construction defect claims which emerged from commercial multi-peril and general liability coverages written in the 1990s.

Affiliate Quota Shares

        During 2005 and 2004, we participated in two quota share reinsurance arrangements with other subsidiaries of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, we assumed approximately 85% of business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary. Under the Sirius Quota Share, we ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains.

        The affiliate quota shares were entered into primarily for White Mountains' capital management purposes and were therefore excluded from the information used by White Mountains' board of directors to measure our financial performance. Further, the affiliate quota shares will be commuted prior to this offering and will no longer be part of our business.

        A summary of results from our Affiliate Quota Shares segment for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 is as follows:

	Year ended December 31,			Six months ended June 30,
	2004	2005		2005		2006
	Sirius Quota Share	Esurance Quota Share	Sirius Quota Share	Esurance Quota Share	Sirius Quota Share	Esurance Quota Share	Sirius Quota Share
	($ in millions)
Net written premiums	$(115.9)	$336.9	$(229.9)	$174.2	$(118.6)	$226.7	$(119.5)

Earned premiums	(115.9)	254.4	(229.9)	108.5	(118.6)	192.8	(119.5)

Total revenues	(115.9)	254.4	(229.9)	108.5	(118.6)	192.8	(119.5)

Losses and LAE	(62.7)	177.1	(122.3)	74.4	(63.5)	137.3	(60.6)
Policy acquisition expenses	(43.5)	75.0	(86.2)	32.0	(44.5)	56.9	(44.8)

Total expenses	(106.2)	252.1	(208.5)	106.4	(108.0)	194.2	(105.4)

Pre-tax income (loss)	$(9.7)	$2.3	$(21.4)	$2.1	$(10.6)	$(1.4)	$(14.1)

Other Operations

        Our Other Operations segment consists of OneBeacon Insurance Group, Ltd. and our intermediate subsidiary holding companies. Our Other Operations segment primarily consists of financing activities, purchase accounting adjustments relating to our acquisition by White Mountains in 2001 and other assets and general and administrative expenses incurred at the holding company level. This segment also includes entities that prior to the consummation of this offering employed persons associated with White Mountains' holding company operations. Accordingly, in 2003, 2004 and 2005 and for the six months ended June 30, 2006, Other Operations incentive compensation expense included $3.3 million, $41.4 million, $1.9 million and $2.5 million associated with these persons who will transfer to White Mountains from these entities upon consummation of this offering.

        The purchase accounting adjustments relating to the OneBeacon Acquisition were made to reflect the estimated fair value of our assets acquired and liabilities assumed on the date of the acquisition. The purchase accounting adjustments are primarily comprised of an adjustment to our loss and LAE reserves and related reinsurance recoverables to record them at fair value, an adjustment to record the cost of our investments at fair value and an allocation of the excess of acquired net assets over the purchase price to our non-current, non-financial assets, primarily its property, plant and equipment.

        The Other Operations segment results are affected by purchase accounting over time as the fair value adjustments made at our acquisition unwind. Accordingly, net investment income and/or net realized investment gains and losses are affected as the difference between the amortized cost and the fair value of our investment portfolio is amortized into investment income, or recorded as net realized investment gains and losses as the investments are sold; the fair value adjustment to net loss and LAE reserves is expensed through income as our net loss and LAE reserves at the time of the OneBeacon Acquisition are settled; and the portion of the carrying value of property, plant and equipment that was written off in purchase accounting is recorded as other revenue when it is sold to third parties.

        A summary of results from our Other Operations segment for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 are as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Net investment income	$(2.7)	$(1.5)	$4.3	$0.7	$5.3
Net realized investment gains (loss)	(9.9)	(0.2)	(1.0)	.5	(.3)
Other revenue	46.2	10.8	9.4	4.3	7.2

Total revenues	33.6	9.1	12.7	5.5	12.2

General and administrative expenses	4.0	51.5	7.3	11.4	4.9
Accretion of fair value adjustment to loss and LAE reserves	48.6	33.2	26.0	13.0	11.5
Interest expense on debt	46.3	44.0	42.7	21.5	21.4
Interest expense—dividends and accretion on preferred stock	22.3	47.6	52.4	25.5	28.4

Total expenses	121.2	176.3	128.4	71.4	66.2

Pre-tax loss	$(87.6)	$(167.2)	$(115.7)	$(65.9)	$(54.0)

  Other Operations Results—Six months ended June 30, 2006 versus six months ended
  June 30, 2005

        Our Other Operations segment pre-tax loss for the first six months of 2006 was $54.0 million, compared to a pre-tax loss of $65.9 million for the first six months of 2005. The decrease in the loss was primarily attributable to $5.7 million of interest income from loans receivable from affiliates of White Mountains in the first six months of 2006. In addition, lower general and administrative expenses from decreased incentive compensation accruals in the 2006 period also contributed to the decreased pre-tax loss.

  Other Operations Results—Year ended December 31, 2005 versus year ended
  December 31, 2004

        Our Other Operations segment reported a pre-tax loss of $115.7 million for 2005, compared to a pre-tax loss of $167.2 million for 2004. The reduced pre-tax loss in 2005 compared to 2004 was primarily attributable to a $38.0 million decrease in incentive compensation expense in 2005 compared to 2004 because of the change of securities underlying the compensation plan from that of White Mountains publicly traded common shares to units of OneBeacon. Additionally, there was a $5.8 million increase in net investment income from 2004 to 2005 as a result of higher levels of invested assets in the holding companies.

  Other Operations Results—Year ended December 31, 2004 versus year ended December 31, 2003

        Our Other Operations segment reported a pre-tax loss of $167.2 million for 2004, compared to a pre-tax loss of $87.6 million for 2003. The increased loss for the year was primarily due to a $34.1 million increase in incentive compensation accruals, which were driven by a 41% rise in White Mountains' stock price during 2004, and higher gains from the sale of real estate in 2003 ($13.1 million in 2004 and $42.8 million in 2003). In addition, interest expense on preferred stock was up $25.3 million in 2004 due to the inclusion of a full year of expense in pre-tax income in 2004 as opposed to six months included in 2003 as a result of our adoption of SFAS 150 on July 1, 2003. Prior to the adoption of SFAS 150, the interest expense on preferred stock was classified below the pre-tax loss line on the income statement as preferred stock dividends and accretion.

Summary of Investment Results

  Investment Philosophy

Overview

        Our investment portfolios are managed under agreements with WM Advisors, a registered investment adviser that is owned by White Mountains, and Prospector, a registered investment adviser. See "Certain Relationships and Related Transactions—Investment Management Agreement with White Mountains Advisors LLC" and "—Investment Management Agreement with Prospector Partners, LLC." Our investment philosophy is to maximize our after tax total risk-adjusted return over the long term. Under this approach, each dollar of after tax investment income and realized and unrealized gains and losses is valued equally. Our investment portfolio mix as of June 30, 2006 consisted in large part of high quality, fixed maturity securities and short-term investments, as well as a smaller allocation to common equity securities and other investments, such as hedge funds, limited partnerships and private equities. Our management believes that prudent levels of investments in common equity securities and other investments within our investment portfolio are likely to enhance long term after-tax total returns without significantly increasing the risk profile of the portfolio.

Fixed income

        WM Advisors' overall fixed maturity investment strategy is to purchase securities that are attractively priced in relation to credit risks. WM Advisors generally manages the interest rate risk associated with holding fixed maturity investments by actively maintaining the average duration of the portfolio to achieve an adequate after tax total return without subjecting the portfolio to an unreasonable level of interest rate risk.

Equities

        Prospector's investment strategy is to maximize absolute total return through investments in a variety of equity and equity-related instruments, including convertible preferred and convertible debt securities. Using a value orientation, Prospector invests in relatively concentrated positions in the United States and other developed markets. Prospector's philosophy is to invest for total risk-adjusted return using a bottom-up, value discipline. Preservation of capital is of the utmost importance.

        For purposes of discussing rates of return, all percentages are presented gross of management fees and trading expenses in order to produce a more relevant comparison to benchmark returns, while all dollar amounts are presented net of any management fees and trading expenses. Further, our analysis does not reflect a realized loss of $4.2 million during 2003 resulting from mark-to-market adjustments on a series of interest rate swaps entered into in order to achieve a fixed interest rate on the terms of a variable-rate credit facility.

        The following table presents the composition of our investment portfolio as of December 31, 2003, 2004 and 2005 and as of June 30, 2006:

	As of December 31,						As of June 30,
	2003		2004		2005		2006
Type of Investment	$ in millions	% of total	$ in millions	% of total	$ in millions	% of total	$ in millions	% of total
Fixed maturity investments	$4,335.1	80.8%	$3,912.9	75.7%	$3,690.4	77.5%	$3,271.4	73.3%
Short-term investments	473.2	8.8	383.3	7.4	207.6	4.3	240.5	5.4
Montpelier common stock(1)	—	—	235.0	4.6	115.7	2.4	105.9	2.3
Common stock, excluding Montpelier	416.5	7.8	481.2	9.3	475.6	10.0	611.0	13.7
Other investments(2)	140.7	2.6	157.1	3.0	275.2	5.8	236.7	5.3

Total	$5,365.5	100.0%	$5,169.5	100.0%	$4,764.5	100.0%	$4,465.5	100.0%

(1)
Our investment in Montpelier common stock was classified as an investment in unconsolidated affiliate at December 31, 2003, and as such is presented separately from other common equity securities.

(2)
Includes investments such as hedge funds, limited partnerships and private equities.

  Investment Returns

        A summary of our consolidated pre-tax investment results for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 is as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Net investment income	$210.9	$209.6	$236.8	$133.4	$99.2
Net realized investment gains	115.9	128.8	123.2	88.0	69.6
Net unrealized gains (losses) on investments	113.2	129.7	(222.8)	(106.5)	(42.5)

Total GAAP pre-tax investment results	$440.0	$468.1	$137.2	$114.9	$126.3

        Gross investment returns versus typical benchmarks for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 are as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
Fixed maturity investments	5.9%	4.7%	2.0%	0.7%	1.1%
Short-term investments	1.2	0.8	2.7	1.3	2.3
Total fixed income	5.1	4.3	2.1	0.7	1.2
Lehman U.S. Aggregate Index	4.1	4.3	2.4	2.5	(0.7)
Montpelier common stock(1)	—	46.1	(44.1)	7.0	(8.0)
Core common stock(2)	37.7	29.0	20.7	8.4	14.4
Total common stock	37.7	42.1	3.3	7.9	10.6
Other investments	14.5	17.7	16.2	4.0	1.1
Total equities	31.3	37.0	6.5	7.2	7.9
S&P 500 Index (total return)	28.7	10.9	4.9	(0.8)	2.7
Total consolidated portfolio	6.7%	8.5%	2.8%	1.8%	2.5%

(1)
From Montpelier's inception in 2001 until March 2004, our investment in Montpelier was accounted for under the equity method of accounting. During this time, we did not record investment income and realized and unrealized gains or losses on our investment, but rather recognized our proportionate share of Montpelier's net income as equity in earnings of affiliate. As a result, Montpelier is not included in the GAAP pre-tax total return for periods prior to March 2004.

(2)
Represents all common stock holdings other than Montpelier, which was transferred to White Mountains on August 24, 2006, in exchange for an agreed-upon portfolio of common equity and fixed maturity securities with an equal value.

Investment Returns—Six months ended June 30, 2006 versus six months ended June 30, 2005

        Our total pre-tax investment result was $126.3 million, a return of 2.5%, for the six months ended June 30, 2006 versus $114.9 million, a return of 1.8%, for the six months ended June 30, 2005. Net investment income of $99.2 million during the first six months of 2006 decreased 26% from $133.4 million during the same period of 2005 due to the receipt of a $34.7 million special dividend on the Montpelier investment during the 2005 period. Net realized investment gains of $69.6 million during the first six months of 2006 decreased 21% from $88.0 million during the same period of 2005, partially reflecting decreased sales activity compared to 2005, when we decreased our positions in certain successful equity holdings. Net unrealized losses on investments of $42.5 million during the first six months of 2006 decreased 60% from $106.5 million during 2005 as the weakening of the U.S. dollar versus the British pound and Australian dollar during 2006 created unrealized foreign currency gains in the company's foreign denominated fixed maturities, which partially offset the impact of rising interest rates.

  Fixed Income

        Our fixed income portfolio returned 1.2% during the six months ended June 30, 2006 versus 0.7% during the six months ended June 30, 2005. During 2006, we began to benefit from the short duration of our fixed income portfolio as interest rates continued to rise from historic lows. As such, the portfolio produced favorable absolute and relative returns. In addition, the weakening of the U.S. dollar during 2006 reversed a trend from 2005 and produced unrealized currency exchange gains in our foreign denominated fixed maturity securities portfolio.

  Equities

        Our equity portfolio returned 7.9% during the six months ended June 30, 2006 versus 7.2% during the six months ended June 30, 2005. Continued success in the common stock portfolio was the primary driver of favorable absolute and relative equity returns.

Investment Returns—Year ended December 31, 2005 versus year ended December 31, 2004

  Overview

        Our total pre-tax investment results were $137.2 million, a return of 2.8%, for the year ended December 31, 2005 versus $468.1 million, a return of 8.5%, for the year ended December 31, 2004. Net investment income in 2005 of $236.8 million was up 13% from $209.6 million during 2004, due primarily to the receipt of a $34.7 million special dividend on the Montpelier investment and higher-short term interest rates more than offsetting reduced investment income reflective of a decrease in the size of the portfolio. Net realized investment gains of $123.2 million in 2005 were down by only 4% from 2004, despite recording an other than temporary loss write-down of $54.6 million on the Montpelier investment. Excluding this write-down, realized investment gains were up 38%, partially reflecting increased sales activity as the company decreased its positions in certain successful core equity holdings. Net unrealized investment losses of $222.8 million during 2005 reflected rising interest rates on the fixed maturity portfolio, losses from the Montpelier investment and the effect of the strengthening dollar against our foreign-denominated securities, mostly in British pounds and Australian dollars.

  Fixed income

        Our fixed income portfolio returned 2.1% in 2005 versus 4.3% in 2004. During 2005, we maintained a high quality fixed maturity portfolio with a relatively short duration of approximately 3 years which performed consistent with its characteristics but lagged the longer-duration Lehman U.S. Aggregate Index benchmark by 40 basis points.

  Equities

        Our equity portfolio returned 6.5% in 2005 versus 37.0% in 2004. Our 6.5% return in 2005 was driven primarily by excellent returns across the portfolio offset by a significant decline in our largest equity position, Montpelier. Our core common stock portfolio returned 20.7% during 2005 and 29.0% in 2004, or 15.8 and 18.1 percentage points better than the S&P 500 benchmark, respectively, as we benefited from our investments in the energy, commodities and utility sectors.

Investment Returns—Year ended December 31, 2004 versus year ended December 31, 2003

  Overview

        Our total pre-tax investment result was $468.1 million, or a return of 8.5%, for the year ended December 31, 2004 versus $440.0 million, or a return of 6.7%, during 2003. Net investment income in 2004 of $209.6 million did not change materially from 2003. Net realized investment gains of $128.8 million in 2004 were up 11% from 2003, while net unrealized investment gains of $129.7 million in 2004 were up 15% from 2003, both reflecting GAAP gains on the Montpelier investment, as well as a general increase in portfolio allocation towards equity investments.

  Fixed income

        Our fixed income portfolio returned 4.3% in 2004 versus 5.1% during 2003. The fixed maturity portfolio performed in line with its duration and credit characteristics and exceeded the 4.3% return of the Lehman U.S. Aggregate Index benchmark by 40 basis points.

  Equities

        Our equity portfolio returned 37.0% in 2004 versus 31.3% in 2003. The 2004 return was driven primarily by strong returns across the portfolio and in particular from the investment in Montpelier, which is discussed below. Our core common stock portfolio returned 29.0% during 2004 and 37.7% in 2003, or 18.1 and 9.0 percentage points better than the total return of the S&P 500 benchmark, respectively.

  Montpelier Investment

        In order to reduce our exposure to certain insurance risks outside of our own underwriting competencies, on August 24, 2006, we exchanged our investment in the common shares of Montpelier, a global property catastrophe reinsurer, for an agreed-upon portfolio of common equity and fixed maturity securities of equal value that was owned by White Mountains. As a result, Montpelier will no longer be included in our investment results on a going forward basis. The following table details the book value effect of our total investment in Montpelier for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Net investment income, pre-tax	$—	$8.6	$41.9	$39.2	$0.9
Net realized investment gains (losses), pre-tax	—	35.2	(54.6)	—	—

Total revenues (losses), pre-tax	—	43.8	(12.7)	39.2	0.9
Tax benefit (expense) on total revenues	—	(15.3)	4.4	(13.7)	(0.3)

Total revenues (losses), after-tax	—	28.5	(8.3)	25.5	0.6
Change in net unrealized investment gains (losses), after-tax	—	42.0	(42.0)	(15.1)	(6.4)
Equity in earnings of Montpelier, after-tax	45.1	10.8	—	—	—
Equity in unrealized gains of Montpelier, after-tax	2.0	2.6	—	—	—

Net after-tax change in book value from Montpelier investment	$47.1	$83.9	$(50.3)	$10.4	$(5.8)

        During 2005, we realized $12.7 million of pre-tax losses, net of dividends received, on our investment in Montpelier. Montpelier's common share price decreased from $38.45 per share at December 31, 2004 to $18.90 per share at December 31, 2005, primarily due to losses Montpelier incurred as a result of hurricanes Katrina, Rita and Wilma. We recorded a $54.6 million pre-tax other-than-temporary impairment charge (reported as a realized investment loss) and a $64.6 million pre-tax change in unrealized investment loss on our Montpelier common share investment during 2005. Our original cost of our existing Montpelier common share investment was $105.0 million, which was subsequently increased by equity in earnings representing our proportionate share of Montpelier's net income from 2001 until March 2004, the period in which we accounted for the investment under the equity method of accounting. The impairment charge represented the difference between our GAAP book value of $170.3 million and the investment's fair value of $115.7 million at December 31, 2005.

        During 2005, we recorded $41.9 million in pre-tax dividends from Montpelier in net investment income. During the first quarter of 2005, Montpelier declared a special dividend of $5.50 per share, payable to holders of both its common shares and warrants to acquire its common shares. We recorded pre-tax dividend income of $34.7 million in 2005 for this special dividend, in addition to $7.2 million in dividend income from Montpelier's normal quarterly dividends.

        We sold a portion of our investment in Montpelier common shares during the first quarter of 2004 resulting in a $35.2 million pre-tax realized gain and, as a result, changed the method of accounting for our remaining Montpelier common shares to the fair value method, resulting in a $50.0 million increase in pre-tax unrealized gains in the first quarter of 2004. On August 24, 2006, we exchanged our remaining Montpelier shares for an agreed-upon portfolio of common equity and fixed maturity securities of an equal value owned by White Mountains.

Impairment

        See Note 6—"Investment Securities" of the accompanying historical consolidated financial statements for our analysis of impairment losses on investment securities.

Liquidity and Capital Resources

  Operating cash and short-term investments

        After giving effect to the Transactions, including this offering, our sources and uses of cash will be as follows:

        Holding company level.    The primary sources of cash for OneBeacon Insurance Group, Ltd. and certain of our intermediate holding companies are expected to be dividends and tax sharing payments received from our insurance operating subsidiaries and net investment income and proceeds from sales and maturities of holding company investments. The primary uses of cash are expected to be interest payments on our debt obligations, dividend payments on our preferred shares and our common shares, purchases of investments, payments made to tax authorities and holding company operating expenses.

        Operating subsidiary level.    The primary sources of cash for our operating subsidiaries are expected to be premium collections, net investment income and proceeds from sales and maturities of investments. The primary uses of cash are expected to be claim payments, policy acquisition costs, debt obligations, operating expenses, the purchase of investments and dividends and tax sharing payments made to parent holding companies.

        Insurance companies typically collect premiums on policies that they write prior to paying claims made under those policies. During periods of premium growth, insurance companies typically experience positive cash flow from operations, as premium receipts typically exceed claim payments. When this happens, positive cash flow from operations is usually offset by negative cash flow from investing activities, as the positive operating cash flow is used to purchase investments. Conversely, during periods of premium decline, insurance companies typically experience negative cash flow from operations, even during periods in which they report GAAP net income, as the claims that they pay exceed the premiums that they collect. When this happens, negative cash flow from operations is typically offset by positive cash flow from investing activities, as invested assets are sold to fund current claim payments.

        Since White Mountains acquired us in 2001, our written premiums have decreased substantially. This was primarily due to a renewal rights agreement executed in November 2001 through which we transferred our regional agency business, agents and operations in 42 states and the District of Columbia to Liberty Mutual Insurance Group. This transfer amounted to approximately 45% of our prior year annual written premiums in force at the time of the transfer, or approximately $1.5 billion in annual premiums. As a result, we have experienced negative cash flow from operations for each of the years ended December 31, 2003, 2004 and 2005 and for each of the six months periods ended June 30, 2005 and 2006, as we paid claims on run-off reserves related to the business that was transferred to Liberty Mutual. We expect to continue to experience negative cash flows from operations throughout the remainder of 2006, but to a lesser extent than that experienced from 2003 to 2005, as claim payments on run-off reserves continue to decline.

        Both internal and external forces influence our financial condition, results of operations and cash flows. Claim settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us and the settlement of the liability for that loss. The exact timing of the payment of claims and benefits cannot be predicted with certainty. Our operating subsidiaries maintain portfolios of invested assets with varying maturities and a substantial amount of short-term investments to provide adequate liquidity for the payment of claims.

        Management believes that our cash balances, cash flows from operations and cash flows from investments are adequate to meet expected cash requirements for the foreseeable future on both a holding company and operating subsidiary level.

  Dividend Capacity

        Under the insurance laws of the states and jurisdictions under which our operating subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Accordingly, there can be no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.

        Generally, our insurance subsidiaries have the ability to pay dividends during any 12-month period without the prior approval of regulatory authorities in an amount equal to the greater of prior year statutory net income or 10% of prior year end statutory surplus, subject to the availability of unassigned funds. As a result, based on 2005 statutory net income, our top tier insurance subsidiaries have the ability to pay an aggregate of approximately $196.8 million of dividends during 2006 without prior approval of regulatory authorities, subject to the availability of unassigned funds. As of December 31, 2005, OneBeacon's top tier regulated operating subsidiaries had $1.3 billion of unassigned funds available for dividend distribution.

        In addition, as of December 31, 2005, OneBeacon Insurance Group LLC had approximately $20.0 million of cash and investments outside of its regulated operating subsidiaries available for distribution during 2006. During 2005, OneBeacon Insurance Group LLC paid $340.0 million of dividends to its parent. Fund American is restricted in the amount it may contribute to its parent due to restrictive provisions in the amended and restated certificate of designation governing the Berkshire Preferred Stock specifying certain levels of net worth or liquidity to which Fund American must adhere. During the first six months of 2006, OneBeacon Insurance Group LLC paid $11.0 million of cash dividends to Fund American.

Economic Defeasance

        In connection with this offering, we will establish two irrevocable grantor trusts, the assets of which will be solely dedicated to the satisfaction of the payment of dividends and redemption amounts on $300 million liquidation preference of our Berkshire Preferred Stock, and $20 million liquidation preference of our Zenith Preferred Stock. Concurrent with the closing of this offering, we will fund each trust with cash that will be used to purchase a portfolio of fixed maturity securities issued by the U.S. government or government-sponsored enterprises, the scheduled interest and principal payments of which will be sufficient to pay when due all amounts required under the terms of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively (including the mandatory redemption of the Berkshire Preferred Stock in May 2008 and the optional redemption of the Zenith Preferred Stock in June 2007, which we will exercise). The creation and funding of the trusts will not legally defease the preferred stock nor create any additional rights for the holders of the Berkshire Preferred Stock and the Zenith Preferred Stock either in the trusts or otherwise, although the assets in the trusts will remain segregated from our other general assets and will not be available to us for any use other than the payment of the Berkshire Preferred Stock and the Zenith Preferred Stock.

Financing

        The following table summarizes our capital structure as of December 31, 2005 and June 30, 2006:

	As of December 31,	As of June 30,
	2005	2006
	($ in millions)
Senior Notes, carrying value	$698.5	$698.6
Other debt(1)	46.4	55.4

Total debt	744.9	754.0
Preferred stock subject to mandatory redemption	234.0	247.3
Total common shareholder's equity	1,560.0	1,653.8

Total capital	$2,538.9	$2,655.1

(1)
See Note 7—"Debt" of the accompanying historical consolidated financial statements.

        We believe that our strong financial position provides us with the flexibility and capacity to obtain funds externally as needed through debt or equity financing on both a short-term and long-term basis.

        In connection with our purchase of an office building in Canton, Massachusetts, we entered into a $40.8 million mortgage note to fund renovations to the new space that will ultimately house our principal executive office. As of June 30, 2006, we had drawn $27.9 million under the facility.

        The 5.875% Senior Notes due 2013 of our subsidiary Fund American, which we refer to as the Senior Notes, are currently rated "Baa2" ("Moderate Risk", the ninth highest of twenty-one ratings) with a stable outlook by Moody's, "BBB" ("Adequate", the ninth highest of twenty-two ratings) with a stable outlook by Standard & Poor's, "bbb" ("Adequate", the ninth highest of twenty-two ratings) with a stable outlook by A.M. Best and "BBB" ("Good", the ninth highest of twenty-three ratings) with a stable outlook by Fitch. White Mountains currently provides an irrevocable and unconditional guarantee as to the payment of principal and interest (the "Guarantee") on the Senior Notes. In consideration of this Guarantee, we have agreed to pay a specified fee to White Mountains in the amount of 25 basis points per annum on the outstanding principal amount of the Senior Notes. We have further agreed that if White Mountains' voting interest in us ceases to represent more than 50% of all our voting securities, we will redeem, exchange or otherwise modify the Senior Notes in order to fully and permanently eliminate White Mountains' obligations under the Guarantee (the "Guarantee Elimination"). White Mountains has agreed to provide written notice to us when its voting interest in us has been reduced below 50%. We will have 180 days from the receipt of such notification to complete the Guarantee Elimination. If the Guarantee Elimination is not completed within the initial 180-day period, the Guarantee Fee shall increase by 200 basis points. The Guarantee Fee shall further increase by 100 basis points for each subsequent 90-day period thereafter, up to a maximum Guarantee Fee of 425 basis points, until the Guarantee Elimination has been completed.

        The Senior Notes were issued under an indenture which contains restrictive covenants that, among other things, limit the ability of White Mountains, Fund American and their respective subsidiaries, which includes us, as a subsidiary of White Mountains, to create liens and enter into sale and leaseback transactions and substantially limits the ability of Fund American and its respective subsidiaries to consolidate, merge or transfer their properties and assets. The indenture does not contain any financial ratios or specified levels of net worth or liquidity to which White Mountains or Fund American must adhere. At December 31, 2005, Fund American was in compliance with all of the covenants under the Senior Notes.

Off-Balance Sheet Arrangement

Galileo Guarantees

        Beginning in February 2006, one of our subsidiaries, OneBeacon Insurance Company, or OBIC, agreed to provide guarantees of the obligations of Galileo Weather Risk Management Ltd., or Galileo, to Galileo's counterparty in certain weather-related product transactions. Galileo is a subsidiary of White Mountains, but not a subsidiary of us. The guarantees require OBIC to pay the full amount of Galileo's obligations to the counterparty in the event of Galileo's failure to pay these obligations. In the event of a payment, OBIC would be eligible to exercise all of the rights of the counterparty against Galileo. As of June 30, 2006, OneBeacon had executed ten guarantees of Galileo transactions, the total principal amount of which was approximately $34 million. Subsequently, OBIC has also guaranteed a $75 million exposure. In the event that the total guaranteed principal amount exceeds the lesser of 5% of OBIC's admitted assets of $3.6 billion at March 31, 2006 or 25% of OBIC's statutory surplus of $1.5 billion at March 31, 2006, OBIC would require the approval of the Pennsylvania Department of Insurance in order to make any further guarantees. OBIC has agreed, at White Mountains' option, to continue to make these guarantees available until October 2008 and will receive from Galileo an annual fee of 25 basis points of the value at risk for providing the guarantees. Pursuant to the Separation Agreement, White Mountains will agree that it will take appropriate steps to ensure that OBIC will not be called on to make payment on these guarantees.

Contractual Obligations and Commitments

        Below is a schedule of our material contractual obligations and commitments as of December 31, 2005:

	Due in One Year or Less	Due in Two to Three Years	Due in Four to Five Years	Due After Five Years	Total
		($ in millions)
Debt	$—	$12.0	$4.0	$730.4	$746.4
Mandatorily redeemable preferred stock(1)	—	300.0	—	20.0	320.0
Loss and LAE reserves(2)	1,377.1	1,491.8	867.6	2,191.1	5,927.6
Interest on debt and dividends on preferred stock subject to mandatory redemption	72.4	124.6	89.3	105.3	391.6
Long-term incentive compensation	81.1	110.2	6.3	14.6	212.2
Pension and other benefit plan obligations(3)	18.9	7.9	7.8	17.0	51.6
Operating leases	29.6	47.3	14.8	10.7	102.4

Total contractual obligations	$1,579.1	$2,093.8	$989.8	$3,089.1	$7,751.8

(1)
Upon consummation of this offering, we will have economically defeased the Berkshire Preferred Stock and Zenith Preferred Stock. See "—Economic Defeasance."

(2)
Represents expected future cash outflows resulting from loss and LAE payments. Accordingly, these balances add back the discount on our workers compensation loss and LAE reserves of $214.3 million and the remaining purchase accounting fair value adjustment of $359.0 million related to the OneBeacon Acquisition as they are non-cash items. Further, the amounts presented are gross of reinsurance recoverables on unpaid losses of $3,120.9 million as of December 31, 2005. See "Business—Loss and LAE Reserves."

(3)
Represents expected future cash outflows under our qualified and non-qualified pension plans, our postretirement benefit plan and also our employee stock ownership plan. Our pension plans were curtailed during the fourth quarter of 2002. As a result, new participants are no longer added and benefits for existing participants are not increased. Non-vested participants continue to vest during their employment.

        Our loss and LAE reserves do not have contractual maturity dates. However, based on historical payment patterns, the preceding table includes an estimate of when management expects our loss and LAE reserves to be paid. The timing of claim payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of short-term investments to provide adequate cash flows for the payment of claims.

        The balances included in the table above regarding our long-term incentive compensation plans include amounts payable for performance shares and units, as well as deferred compensation balances. Exact amounts to be paid cannot be predicted, for performance shares, with certainty, as the ultimate amounts of these liabilities are based on future performance. The estimated payments reflected in the table are based on current accrual factors (common share price and pay-out percentage) and assume that all outstanding balances were 100% vested as of December 31, 2005.

        There are no provisions within our leasing agreements that would trigger acceleration of future lease payments. We do not finance our operations through the securitization of trade receivables, through special purpose entities or through synthetic leases. Further, we have not entered into any material arrangement requiring us to guarantee payment of third party debt, lease payments or to fund losses of an unconsolidated special purpose entity.

        We also have future binding commitments to fund certain limited partnership investments. These commitments, which total approximately $21.6 million as of December 31, 2005, do not have fixed funding dates and are therefore excluded from the table above.

Cash Flows

        Detailed information concerning our cash flows during the six months ended June 30, 2006 and 2005 and the years ended 2005, 2004 and 2003 follows:

  For the six months ended June 30, 2006

Financing and Other Capital Activities

        During the first six months of 2006, we declared and paid cash dividends of $15.1 million to holders of mandatorily redeemable preferred stock of our subsidiaries.

        During the six months ended June 30, 2006, OneBeacon Insurance Group LLC declared and paid cash dividends of $11.0 million to Fund American.

Other Liquidity and Capital Resource Activities

        During the six months ended June 30, 2006, we reported net decreases in our loss and LAE reserves and reinsurance recoverables on paid and unpaid losses, primarily due to claim payments (and related collections of reinsurance recoverables) related to run-off reserves.

        During the first quarter of 2006, we made payments totaling $13.4 million, in cash or by deferral into certain of our non qualified compensation plans, to participants in our long term incentive compensation plans. These payments were made with respect to 17,892 target performance shares and units based on a payout level of 142% of target.

  For the six months ended June 30, 2005

Financing and Other Capital Activities

        During the first six months of 2005, we paid dividends of $15.1 million to holders of mandatorily redeemable preferred stock of our subsidiaries.

        During the six months ended June 30, 2005, OneBeacon Insurance Group LLC declared and paid a dividend of $260.0 million to Fund American.

Acquisitions and Dispositions

        On April 29, 2005, we purchased a 284,000 square foot office facility located in Canton, Massachusetts for $23.1 million which we expect to move our headquarters to in the fourth quarter of 2006.

Other Liquidity and Capital Resource Activities

        During the six months ended June 30, 2005, we reported an increase in loss and LAE reserves of $841.0 million resulting from an internal study of our A&E reserves performed in 2005. We also reported a corresponding increase in reinsurance recoverables of $841.0 million. Both of these increases were non-cash items for the period, and were partially offset by claim payments (and related collections of reinsurance recoverables) related to run-off reserves.

        During the first quarter of 2005, we made payments in respect of the 2002-2004 performance cycle totaling $180.3 million, in cash or by deferral into certain of our non-qualified compensation plans to participants in our long term incentive compensation plans. These payments were made with respect to 287,285 performance shares based on a payout level ranging from 125% to 200% of target.

        During the first quarter of 2005, we received a $34.7 million special dividend related to our common stock investment in Montpelier. This dividend represented $5.50 per share and was in addition to Montpelier's normal quarterly dividend of $.36 per share.

  For the year ended December 31, 2005

Financing and Other Capital Activities

        During 2005, we declared and paid cash dividends of $28.3 million and $2.0 million to holders of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively.

        During 2005, we paid a total of $41.1 million in interest under the Senior Notes.

        During 2005, we drew down $18.4 million on an 18-year mortgage note that we entered into in connection with our purchase of land and a future home office building. As we incur construction costs associated with the renovation of the building, we will draw down additional principal up to the $40.8 million limit on the mortgage note.

        During 2005, White Mountains contributed $1.0 billion in intercompany notes receivable to us. These notes had been distributed by us to White Mountains in November 2004 as part of a realignment of White Mountains' business segments.

Acquisitions and Dispositions

        During 2005, we sold two of our insurance subsidiaries, NFU and Traders and Pacific Insurance Company, to third parties for a total of $161.7 million in cash.

Other Liquidity and Capital Resource Activities

        During 2005, we reported an increase in loss and LAE reserves of $841.0 million resulting from an internal study of our A&E reserves performed in 2005 and gross losses incurred as a result of hurricanes Katrina, Rita and Wilma. We also reported a corresponding increase in reinsurance recoverables of $841.0 million. Both of these increases were non-cash items for the period, and were partially offset by claim payments (and related collections of reinsurance recoverables) related to run-off reserves.

        During the first quarter of 2005, we received a $34.7 million special dividend related to our common stock investment in Montpelier. This dividend represented $5.50 per share and was in addition to Montpelier's normal quarterly dividend of $.36 per share.

        During the first quarter of 2005, we made payments in respect of the 2002-2004 performance cycle totaling $180.3 million, in cash or by deferral into certain of our non-qualified compensation plans, to participants in our long-term incentive compensation plans. These payments were made with respect to 287,285 performance shares based on payout levels ranging from 125% to 200% of target.

  For the year ended December 31, 2004

Financing and Other Capital Activities

        During 2004, we made cash distributions of $115.2 million to White Mountains.

        During 2004, we declared and paid dividends of $28.3 million and $2.0 million to holders of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively.

        During 2004, we paid a total of $41.1 million in interest under the Senior Notes.

        During November and December of 2004, we transferred (1) White Mountains Re and its subsidiaries, including Folksamerica Reinsurance Company, (2) WM Asset Management (Barbados) Ltd., including its $1.0 billion interest in notes receivable from us and (3) Esurance, Inc., Esurance Insurance Services, Esurance Insurance Company and Esurance Property and Casualty Company to White Mountains as part of a realignment of White Mountains' business segments.

        During the first quarter of 2004, White Mountains issued 27,772 common shares to our employees in connection with our employee stock ownership plan. We paid $13.2 million to White Mountains in consideration for these common shares.

Acquisitions and Dispositions

        During 2004, we acquired Atlantic Specialty for $30.1 million in cash and a $20.0 million note.

        During 2004, we sold two of our inactive licensed subsidiaries, Potomac Insurance Company of Illinois and Western States Insurance Company for $25.3 million, as well as our boiler inspection service business, for $11.5 million.

Other Liquidity and Capital Resource Activities

        During 2004, we reported net decreases in our loss and LAE reserves and reinsurance recoverables on paid and unpaid losses, primarily due to claim payments (and related collections of reinsurance recoverables) related to run-off reserves.

        During the first quarter of 2004, we sold 4.5 million common shares of Montpelier to third parties for net proceeds of $155.3 million.

        During the first quarter of 2004, we made payments amounting to $92.5 million, in cash or by deferral into certain of our non-qualified compensation plans, to participants in our long-term incentive compensation plans. These payments were made with respect to 197,859 performance shares based on payout levels ranging from 93% to 200% of target.

  For the year ended December 31, 2003

Financing and Other Capital Activities

        During 2003, we declared and paid $14.8 million of dividends to White Mountains.

        During 2003, we declared and paid dividends of $28.2 million and $2.0 million to holders of the Berkshire Preferred Stock and the Zenith Preferred Stock, respectively.

        In May 2003, our subsidiary, Fund American, issued the Senior Notes for net proceeds of $693.4 million. Using proceeds from the Senior Notes, Fund American repaid the entire $614.9 million of term loans outstanding under its previous bank facility. In addition, on May 27, 2003, using the remaining $78.5 million in proceeds from the Senior Notes and cash on hand, Fund American repaid the entire $125.0 million of revolving loans outstanding under its previous bank facility. In connection with the repayment of its previous bank facility, Fund American paid an aggregate $56.4 million to unwind all of its existing interest rate swap agreements.

        During 2003, we paid a total of $20.3 million in interest under the Senior Notes.

Acquisitions and Dispositions

        During 2003, we sold one of our subsidiaries, National Farmers Union Standard Insurance Company, for $22.4 million.

Other Liquidity and Capital Resource Activities

        During 2003, we reported net decreases in our loss and LAE reserves and reinsurance recoverables on paid and unpaid losses, primarily due to claim payments (and related collections of reinsurance recoverables) related to run-off reserves.

        During 2003, we experienced a large amount of both settled and unsettled purchases and sales of fixed maturity investments as shown on the Consolidated Statement of Cash Flows. The increase in investment activity was primarily the result of increases in purchases and sales of certain mortgage-backed securities and certain mortgage-related securities to take advantage of market conditions.

        During the first quarter of 2003, we paid a total of 44,000 performance shares (relating to the 2000-2002 performance period) based on a payout level of 200%, amounting to $14.3 million, to our participants in cash, common shares or by deferral into certain of our and our subsidiaries' non-qualified compensation plans.

Critical Accounting Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our historical consolidated financial statements, which have been prepared in accordance with GAAP. The historical consolidated financial statements presented herein include all adjustments considered necessary by management to fairly present our financial position, results of operations and cash flows. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the historical consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

        In the current year presentation of financial information, certain amounts in the prior period historical consolidated financial statements have been reclassified to conform with the current presentation. We have completed numerous significant transactions during the periods presented that have affected the comparability of the historical consolidated financial statement information presented herein.

        On an ongoing basis, management evaluates its estimates, including those related to loss and LAE reserves, reinsurance transactions and purchase accounting. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        Management believes that its critical accounting policies affect its more significant estimates used in the preparation of its historical consolidated financial statements. The descriptions below are summarized and have been simplified for clarity.

  1.    Loss and LAE

Reserves other than Asbestos and Environmental Reserves and Construction Defect Claim Reserves

        We establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

        Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported, or IBNR, reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

        Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. Our own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate our own experience, and can be especially useful for estimating costs of new business. For some lines of business, such as "long-tail" coverages discussed below, claims data reported in the most recent accident year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting of claims. For this type of business, we use a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

        Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the "claim-tail". The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, we may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made in accordance with GAAP. Accordingly, should reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

        In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.

        Our actuaries use several generally accepted actuarial methods to evaluate our loss and LAE reserves, each of which has its own strengths and weaknesses. We place more or less reliance on a particular method based on the facts and circumstances at the time the reserve estimates are made. These methods generally fall into one of the following categories or are hybrids of one or more of the following categories:

  •
  Historical paid loss development methods: These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods discussed below that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company's claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

  •
  Historical incurred loss development methods: These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, instead of using paid losses, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters' evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses can be less reliable than other methods.

  •
  Expected loss ratio methods: These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, and are multiplied by the total amount of premiums written to calculate ultimate losses. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available.

  •
  Adjusted historical paid and incurred loss development methods: These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes.

        We perform an actuarial review of our recorded reserves each quarter. Our actuaries compare the previous quarter's estimates of paid loss and LAE, case reserves and IBNR to amounts indicated by actual experience. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating losses and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.

        In its selection of recorded reserves, our management historically gave greater weight to adjusted paid loss development methods, which are not dependent on the consistency of case reserving practices, over methods that rely on incurred losses. In recent years, the amount of weight given to methods based on incurred losses has increased with management's confidence that our case reserving practices have been more consistently applied. However, at this time, management continues to rely more heavily on paid loss development methods over incurred loss development methods when recording reserves.

        Upon completion of each quarterly review, our actuaries select indicated reserve levels based on the results of the actuarial methods described previously, which are the primary consideration in determining management's best estimate of required reserves. At December 31, 2005 and 2004, the differences between our total held reserves, which represents management's best estimate of required reserves, and the actuarially indicated reserve level were insignificant. However, in making its best estimate, management also considers other qualitative factors that may lead to a difference between held reserves and actuarially recommended levels in the future. Typically, these factors exist when management and our actuaries conclude that there is insufficient historical incurred and paid loss information or that trends included in the historical incurred and paid loss information are unlikely to repeat in the future. Such factors include, among others, recent entry into new markets or new products, improvements in the claims department that are expected to lessen future ultimate loss costs and legal and regulatory developments.

Construction Defect Claims Reserves

        Construction defect claims are a non-A&E exposure that has proven to have a greater degree of uncertainty when estimating loss and LAE using generally accepted actuarial methods. Our general liability and multiple peril lines of business have been significantly impacted by a large number of construction defect claims. Construction defect is a liability allegation relating to defective work performed in the construction of structures such as apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. Such claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. Much of the recent claims activity has been generated by plaintiffs' lawyers who approach new homeowners, and in many cases homeowner associations with large numbers of homeowners in multi-residential complexes, about defects or other flaws in their homes. Claims for construction defects began with claims relating to exposures in California. Then, as plaintiffs' lawyers organized suits in other states with high levels of multi-residential construction, construction defect claims were reported in nearby western states, such as Colorado and Nevada, and eventually throughout the country. The reporting of such claims can be quite delayed as the statute of limitations can be up to ten years. Court decisions have expanded insurers' exposure to construction defect claims as well. For example, in 1995 California courts adopted a "continuous trigger" theory in which all companies that had ever insured a property that was alleged to have been damaged by defective construction must respond to the claimant, even if evidence of the alleged damage did not appear until after the insurance period had expired. As a result, claims may be reported more than ten years after a project has been completed as litigation can proceed for several years before an insurance company is identified as a potential contributor. Claims have also emerged from parties claiming additional insured status on policies issued to other parties (e.g., such as contractors seeking coverage on a sub-contractor's policy). Further, in reserving for these claims, there is additional uncertainty due to the potential for further unfavorable judicial rulings and regulatory actions. The primary actuarial methods that are used to estimate loss and LAE reserves for construction defect claims are frequency and severity methods. These methods separately project the frequency of future reported claims and the average cost or severity of individual claims. The reserve is the product of the projected number of reported claims and the severity.

        A large number of construction defect claims have been identified relating to coverages that we had written in the past through Commercial Union Corporation and General Accident Corporation of America, which we refer to as our legacy companies, and their subsidiaries in California, Colorado, Nevada, Washington and Oregon. Management has sought to mitigate future construction defect risks in all states by no longer providing insurance to certain residential general contractors and sub-contractors involved in multi-habitational projects. Mitigating actions also included initiating the withdrawal from problematic sub-segments within our construction book of business, such as street and road construction, water, sewer and pipeline construction. As a result of these actions, management believes that the number of reported construction defect claims relating to coverages written in the past peaked in 2004 and will continue to decline.

Asbestos and Environmental Reserves

        Our reserves include provisions made for claims that assert damages from asbestos and environmental, or A&E, related exposures. Asbestos claims relate primarily to injuries asserted by those who allegedly came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up cost obligations, particularly as mandated by Federal and state environmental protection agencies. In addition to the factors described above under "Non-Asbestos and Environmental Reserves" regarding the reserving process, we estimate our A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies. The cost of administering A&E claims, which is an important factor in estimating loss and LAE reserves, tends to be higher than in the case of non-A&E claims due to the higher legal costs typically associated with A&E claims.

        A large portion of our A&E losses resulted from the operations of the Employers Group, an entity acquired by one of the legacy companies in 1971. These operations, including business of Employers Surplus Lines Insurance Company and Employers Liability Assurance Corporation, provided primary and excess liability insurance for commercial insureds, including Fortune 500-sized accounts, some of whom subsequently experienced claims for A&E losses. We stopped writing such coverage in 1984.

        Our liabilities for A&E losses from business underwritten in the recent past are substantially limited by the application of exclusionary clauses in the policy language that eliminated coverage for such claims. After 1987 for pollution and 1992 for asbestos, most liability policies contained industry-standard absolute exclusions of such claims. In earlier years, various exclusions were also applied, but the wording of those exclusions was less strict and subsequent court rulings have reduced their effectiveness.

        We also incurred A&E losses via our participation in industry pools and associations. The most significant of these pools was Excess Casualty Reinsurance Association, or ECRA, which provided excess liability reinsurance to U.S. insurers from 1950 until the early 1980s. ECRA incurred significant liabilities for A&E, of which we bear approximately a 4.7% share, or $64.5 million at both December 31, 2005 and 2004, which is fully reflected in our loss and LAE reserves.

        More recently, since the 1990s, we have experienced an influx of claims from commercial insureds, including many non-Fortune 500-sized accounts written during the 1970s and 1980s, who are named as defendants in asbestos lawsuits. As a number of large well-known manufacturers of asbestos and asbestos-containing products have gone into bankruptcy, plaintiffs have sought recoveries from peripheral defendants, such as installers, transporters or sellers of such products, or from owners of premises on which the plaintiffs' exposure to asbestos allegedly occurred. At December 31, 2005, 592 policyholders had asbestos-related claims against us. In 2005, 128 new insureds with such peripheral involvement presented asbestos claims under prior policies we had written.

        Historically, most asbestos claims have been asserted as product liability claims. Recently, insureds who have exhausted the available products liability limits of their insurance policies have sought payment for asbestos claims under the premises and operations coverage of their liability policies. It is more difficult for plaintiffs to establish losses as stemming from premises and operations exposures, which requires proof of the defendant's negligence, rather than products liability under which strict legal liability applies. Hence, there are fewer of such claims and there is a great deal of variation in damages awarded for the actual injuries. Additionally, several accounts that seek such coverage find that previously paid losses exhausted the aggregate limits under their policies. In these situations there is no coverage for these claims. As of December 31, 2005, there were approximately 240 active claims against us without product liability coverage asserting operations or premises coverage.

        Immediately preceding the purchase of us by White Mountains in 2001, we purchased a reinsurance contract with NICO under which we are entitled to recover from NICO up to $2.5 billion in the future for asbestos claims arising from business written by us in 1992 and prior, environmental claims arising from business written by us in 1987 and prior, and certain other exposures. Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of our third party reinsurers in existence at the time the NICO Cover was executed, or Third Party Recoverables. As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of us. Any amounts uncollectible from third party reinsurers due to dispute or the reinsurers' financial inability to pay are covered by NICO under its agreement with us. Third Party Recoverables are typically for the amount of loss in excess of a stated level each year. Of claim payments from 1995 through 2005, approximately 51% of asbestos and environmental losses have been recovered under the historical third party reinsurance.

        In June 2005, we completed an internal study of our A&E exposures. This study considered, among other items, (1) facts, such as policy limits, deductibles and available third party reinsurance, related to reported claims; (2) current law; (3) past and projected claim activity and past settlement values for similar claims; (4) industry studies and events, such as recent settlements and asbestos-related bankruptcies; and (5) collectibility of third-party reinsurance. Based on the study, we increased our best estimate of our incurred losses ceded to NICO, net of underlying reinsurance, by $353.0 million ($841.0 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. Based on the study, we estimate that the range of reasonable outcomes around our best estimate is $1.7 billion to $2.4 billion, versus a range of $1.5 billion to $2.4 billion from our previous study that was conducted in 2003. Due to the NICO Cover, there was no impact to income or equity from the change in estimate. As part of our previously described actuarial review process, we review A&E activity each quarter and compare that activity to what was assumed in the original internal study. As of June 30, 2006 and December 31, 2005, we estimated that the range of reasonable outcomes around our best estimate is $1.7 billion to $2.4 billion.

        The increase in the estimate of incurred A&E losses was principally driven by raised projections for claims related to asbestos (particularly from assumed reinsurance business), and for mass torts other than asbestos and environmental, particularly lead poisoning and sexual molestation. The increase was partially offset by reduced projections of ultimate hazardous waste losses.

        As noted above, we estimate that on an incurred basis we have ceded estimated incurred losses of approximately $2.1 billion to the NICO Cover at December 31, 2005. Since entering into the NICO Cover, $26.2 million of the $2.1 billion of utilized coverage relates to uncollected amounts from third party reinsurers through December 31, 2005. Net losses paid totaled approximately $701.0 million as of December 31, 2005, with $94.0 million paid first in 2005. Asbestos payments during 2005 reflect payments resulting from intensified efforts by claimants to resolve asbestos claims prior to the potential enactment of Federal asbestos legislation. To the extent that our estimate of ultimate A&E losses as well as the estimate and collectibility of Third Party Recoverables differs from actual experience, the remaining protection under the NICO Cover may be more or less than the approximate $404.0 million that we estimate remained at December 31, 2005.

        Our reserves for A&E losses, net of Third Party Recoverables but prior to NICO recoveries, were $1.3 billion at December 31, 2005. An industry benchmark of reserve adequacy is the "survival ratio", computed as a company's reserves divided by its historical average yearly loss payments. This ratio indicates approximately how many more years of payments the reserves can support, assuming future yearly payments are equal to historical levels. Our survival ratio was approximately 18.6 at December 31, 2005. This was computed as the ratio of A&E reserves, net of Third Party Recoverables prior to the NICO Cover of $1.3 billion plus the remaining unused portion of the NICO Cover of $404.0 million, to the average A&E loss payments over the three-year period ended December 31, 2005, net of Third Party Recoverables. We believe that as a result of the NICO Cover and our historical third party reinsurance programs, we should not experience material financial loss from old A&E exposures under current coverage interpretations and that our survival ratio compares favorably to industry survival ratios. However, the survival ratio is a simplistic measure estimating the number of years it would be before the current ending loss reserves for these claims would be paid using recent annual average payments. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have a significant effect on the amount of A&E reserves and payments and the resultant survival ratio. Thus, caution should be exercised in attempting to determine reserve adequacy for these claims based simply on this survival ratio.

        Our reserves for A&E losses at December 31, 2005 represent management's best estimate of its ultimate liability based on information currently available. We believe the NICO Cover will be adequate to cover all of our A&E obligations. However, as case law expands, medical and clean-up costs increase and industry settlement practices change, we may be subject to A&E losses beyond currently estimated amounts. Therefore, we cannot guarantee that our A&E loss and LAE reserves, plus the remaining coverage under the NICO Cover, will be sufficient to cover additional liability arising from any such unfavorable developments. See Note 4—"Reserves for Unpaid Losses and Loss Adjustment Expenses—Asbestos and environmental loss and LAE reserve activity" of the accompanying historical consolidated financial statements for more information regarding our A&E reserves.

Primary Insurance Operations A&E Claims Activity

        Our A&E claims activity, which is all in our Primary Insurance Operations segment, for the last two years is illustrated in the table below:

	Year ended December 31,
	2004	2005
Asbestos
Accounts with asbestos claims at the beginning of the year	642	664
Accounts reporting asbestos claims during the year	112	128
Accounts on which asbestos claims were closed during the year	(90)	(200)

Accounts with asbestos claims at the end of the year	664	592

Environmental
Accounts with environmental claims at the beginning of the year	674	644
Accounts reporting environmental claims during the year	110	180
Accounts on which environmental claims were closed during the year	(140)	(329)

Accounts with environmental claims at the end of the year	644	495

Total
Total accounts with A&E claims at the beginning of the year	1,316	1,308
Accounts reporting A&E claims during the year	222	308
Accounts on which A&E claims were closed during the year	(230)	(529)

Total accounts with A&E claims at the end of the year	1,308	1,087

Primary Insurance Operations Reserve Estimation by Line of Business

        The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process. We, like other insurance companies, categorize and track our insurance reserves by "line of business", such as auto liability, multiple peril package business, and workers compensation. Furthermore, we regularly review the appropriateness of reserve levels at the line of business level, taking into consideration the variety of trends that impact the ultimate settlement of claims for the subsets of claims in each particular line of business.

        For loss and allocated loss adjustment expense reserves, excluding asbestos and environmental, the key assumption as of December 31, 2005 was that the impact of the various reserving factors, as described below, on future paid losses would be similar to the impact of those factors on the historical loss data with the following exceptions:

  •
  Recent increases in paid loss trends were inflated due to changes in claim handling procedure that decreased the settlement time for claims. This resulted in some increases in paid loss activity that we believe will not continue into the future.

  •
  Increases in case reserve adequacy over the 2001-2004 calendar periods have resulted in trends in case incurred activity that we believe will not continue into the future.

  •
  In 2004, we established a separate claim group to manage run-off claims. Due to the recent nature of this event, we do not believe that the impacts of this group on future losses have been reflected in historical losses. Therefore, we have given considerable weight to the most recent loss experience for this segment.

        The major causes of material uncertainty ("reserving factors") generally will vary for each product line, as well as for each separately analyzed component of the product line. The following section details reserving factors by product line. There could be other reserving factors that may impact ultimate claim costs. Each reserving factor presented will have a different impact on estimated reserves. Also, reserving factors can have offsetting or compounding effects on estimated reserves. For example, in workers compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single reserving factor and construct a meaningful sensitivity expectation. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

    Workers compensation

    Workers compensation is generally considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker's life, such as permanent disability benefits and ongoing medical care. Despite the possibility of long payment tails, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency with moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker's injury.

    Examples of common reserving factors that can change and, thus, affect the estimated workers compensation reserves include:

    General workers compensation reserving factors

    •
    Mortality trends of injured workers with lifetime benefits and medical treatment or dependents entitled to survivor benefits
    •
    Degree of cost shifting between workers compensation and health insurance
    •
    Changes in claim handling philosophies (e.g., case reserving standards)

    Indemnity reserving factors

    •
    Time required to recover from the injury
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    Degree of available transitional jobs
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    Degree of legal involvement
    •
    Changes in the interpretations and processes of various workers compensation bureaus' oversight of claims
    •
    Future wage inflation for states that index benefits
    •
    Changes in the administrative policies of second injury funds
    •
    Re-marriage rate for spouse in instances of death

    Medical reserving factors

    •
    Changes in the cost of medical treatments, including prescription drugs, and underlying fee schedules
    •
    Frequency of visits to health providers
    •
    Number of medical procedures given during visits to health providers
    •
    Types of health providers used
    •
    Type of medical treatments received
    •
    Use of preferred provider networks and other medical cost containment practices
    •
    Availability of new medical processes and equipment
    •
    Changes in the use of pharmaceutical drugs
    •
    Degree of patient responsiveness to treatment

    Workers compensation book of business reserving factors

    •
    Product mix
    •
    Injury type mix
    •
    Changes in underwriting standards

    Personal automobile liability

    The personal automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Personal automobile reserves are typically analyzed in three components: bodily injury liability, property damage liability, and collision/comprehensive claims. This last component has minimum reserve risk and fast payouts and, accordingly, separate factors are not presented. Reporting lags are relatively short and the claim settlement process for personal automobile liability generally is the least complex of the liability products. It is generally viewed as a high frequency, low to moderate severity product line.

    Examples of common reserving factors that can change and, thus, affect the estimated personal automobile liability reserves include:

    Personal automobile liability reserving factors

    •
    Trends in jury awards
    •
    Changes in the underlying court system and its philosophy

    •
    Changes in case law
    •
    Litigation trends
    •
    Frequency of claims with payment capped by policy limits
    •
    Change in average severity of accidents, or proportion of severe accidents
    •
    Subrogation opportunities
    •
    Degree of patient responsiveness to treatment
    •
    Changes in claim handling philosophies (e.g., case reserving standards)

    Personal automobile liability book of business reserving factors

    •
    Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)
    •
    Changes in underwriting standards

    Multiple peril

    Commercial multiple peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims. The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses.

    Multiple peril liability reserves here are generally analyzed as two components: bodily injury and property damage. Bodily injury payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder's legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage payments result from damages to the claimant's private property arising from the policyholder's legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims, though for some products this risk is mitigated by policy language such that the insured portion of defense costs erodes the amount of policy limit available to pay the claim.

    Multiple peril liability is generally considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided and the jurisdiction, among other factors. There are numerous components underlying the multiple peril liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade for "construction defect" claims).

    Examples of common reserving factors that can change and, thus, affect the estimated multiple peril liability reserves include:

    Multiple peril liability reserving factors

    •
    Changes in claim handling philosophies (e.g., case reserving standards)
    •
    Changes in policy provisions or court interpretations of such provisions
    •
    New theories of liability
    •
    Trends in jury awards
    •
    Changes in the propensity to sue, in general with specificity to particular issues
    •
    Changes in statutes of limitations
    •
    Changes in the underlying court system

    •
    Distortions from losses resulting from large single accounts or single issues
    •
    Changes in tort law
    •
    Shifts in law suit mix between federal and state courts
    •
    Changes in settlement patterns

    Multiple peril liability book of business reserving factors

    •
    Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)
    •
    Changes in underwriting standards
    •
    Product mix (e.g., size of account, industries insured, or jurisdiction mix)

    Commercial automobile liability

    The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Commercial automobile reserves are typically analyzed in three components; bodily injury liability, property damage liability, and collision/comprehensive claims. This last component has minimum reserve risk and fast payouts and, accordingly, separate reserving factors are not presented. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity.

    Examples of common reserving factors that can change and, thus, affect the estimated commercial automobile liability reserves include:

    Bodily injury and property damage liability reserving factors

    •
    Trends in jury awards
    •
    Changes in the underlying court system
    •
    Changes in case law
    •
    Litigation trends
    •
    Frequency of claims with payment capped by policy limits
    •
    Change in average severity of accidents, or proportion of severe accidents
    •
    Subrogation opportunities
    •
    Changes in claim handling philosophies (e.g., case reserving standards)
    •
    Frequency of visits to health providers
    •
    Number of medical procedures given during visits to health providers
    •
    Types of health providers used
    •
    Types of medical treatments received
    •
    Changes in cost of medical treatments
    •
    Degree of patient responsiveness to treatment

    Commercial automobile liability book of business reserving factors

    •
    Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)
    •
    Changes in mix of insured vehicles (e.g., long-haul trucks versus local and smaller vehicles, or fleet risks versus non-fleet risks)
    •
    Changes in underwriting standards

    General liability

    See the above discussions under the liability product lines with regard to reserving factors for multiple peril.

    Homeowners/Farmowners

    Homeowners/Farmowners is generally considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The resulting settlement process is typically fairly short term, although exceptions do exist. The liability portion of the homeowners/farmowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation, but with generally small reporting lags. Overall, the line is generally high frequency, low to moderate severity (except for catastrophes), with simple to moderate claim complexity.

    Examples of common reserving factors that can change and, thus, affect the estimated homeowners/farmowners reserves include:

    Non-catastrophe reserving factors

    •
    Salvage opportunities
    •
    Amount of time to return property to residential use
    •
    Changes in weather patterns
    •
    Local building codes
    •
    Litigation trends
    •
    Trends in jury awards

    Catastrophe reserving factors

    •
    Physical concentration of policyholders
    •
    Availability and cost of local contractors
    •
    Local building codes
    •
    Quality of construction of damaged homes
    •
    Amount of time to return property to residential use
    •
    For the more severe catastrophic events, "demand surge" inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

    Homeowners/Farmowners book of business reserving factors

    •
    Policy provisions mix (e.g., deductibles, policy limits, or endorsements)
    •
    Degree of concentration of policyholders
    •
    Changes in underwriting standards

Primary Insurance Operations Loss and LAE Development

Loss and LAE development—2003

        OneBeacon recorded $137.9 million of net unfavorable loss reserve development on prior accident year loss and LAE reserves, relating primarily to 2000 and prior accident years, mainly due to a $97.7 million increase related to construction defect claims in its run-off operations.

        Prior to 2003, management made key assumptions regarding the impact of changing theories of liability in the construction defect area. Management also made a key assumption regarding the exposure to construction defect losses relative to policy provisions in certain business segments. During 2003, OneBeacon experienced a large increase in the frequency of new construction defect claims that was higher than expected based on the previous assumptions. Due to this variance, management revised its assumptions regarding the impact of the new theories of liability and the interpretations of certain policy provisions as they related to construction defect exposure.

        Construction defect newly reported claims increased by 18% from calendar year 2000 to 2001, and decreased 8% from 2001 to 2002. The decrease in reported construction defect claims from 2001 to 2002 was consistent with the assumptions that were made in setting the reserves as of December 31, 2002. During 2003, we experienced an increase of 25% in reported construction defect claims counts as compared to calendar year 2002. This resulted in reported construction defect claims counts in calendar year 2003 that were higher than that experienced in any of the prior three years and higher than assumed in setting the year end 2002 reserves.

Loss and LAE development—2004

        We experienced $99.3 million of net unfavorable development on prior accident year loss and LAE reserves during 2004, relating primarily to 2002 and prior accident years. The net unfavorable development related primarily to personal auto liability, general liability and multiple peril reserves due in part to emerging trends in claims experienced in our run-off operations, including national account and program claims administered by third parties. These claim trends principally included higher defense costs and higher damages from liability assessments.

        Prior to 2004, we had made assumptions that case reserving standards and settlement practices in the run-off operations would be consistent with the standards and practices that were observed in the ongoing operations. During 2004, multiple peril liability and general liability case incurred loss and LAE for run-off claims was double that for ongoing claims. As a result, management increased the overall level of reserves for run-off during 2004. In addition, management undertook a more in depth review of the standards and practices as they applied to run-off claims and formed a separate run-off claims unit.

Loss and LAE development—2005

        In 2005, we experienced $99.0 million of unfavorable development on prior accident year loss reserves, primarily due to higher than anticipated defense costs and higher damages from liability assessments in general liability and multiple peril reserves in our run-off operations.

        Specifically, management had implicitly assumed at December 31, 2004 that the IBNR and known case development would be approximately 26% of actual case reserves for the 2001 and prior accident years for multiple peril and general liability. During 2005, case incurred loss and LAE was 72% of the entire future expected development which was unusually large for these long tail lines of business. As a result, management increased IBNR reserves for these lines so that as of year end 2005 the IBNR was approximately 40% relative to the remaining case reserves.

Primary Insurance Operations Case and IBNR Reserves by Line of Business

        Loss and LAE reserves, net of reinsurance recoverables on unpaid losses, by line of business at December 31, 2004 and 2005 for our Primary Insurance Operations were as follows:

	December 31, 2004			December 31, 2005
	Case	IBNR	Total	Case	IBNR	Total
	($ in millions)
Workers compensation(1)	$350.3	$125.6	$475.9	$195.2	$132.6	$327.8
Personal automobile liability	505.6	233.2	738.8	445.5	174.7	620.2
Multiple peril(1)(2)	358.9	264.0	622.9	310.4	236.0	546.4
Commercial automobile liability	198.4	81.5	279.9	140.2	65.6	205.8
General liability(2)	109.5	139.6	249.1	106.1	227.2	333.3
Homeowners/Farmowners	77.5	39.2	116.7	81.1	41.4	122.5
Other(1)	94.9	79.1	174.0	115.5	59.9	175.4

Total	$1,695.1	$962.2	$2,657.3	$1,394.0	$937.4	$2,331.4

(1)
Includes loss and LAE reserves related to A&E.

(2)
Includes loss and LAE reserves related to construction defect claims.

  Primary Insurance Operations Range of Reserves by Line of Business

        Our range of reserve estimates at December 31, 2005 was evaluated to consider the strengths and weaknesses of the actuarial methods applied against our historical claims experience data. The following table shows the recorded reserves and the high and low ends of our range of reasonable loss and LAE reserve estimates at December 31, 2005. The high and low ends of our range of reserve estimates in the table below are based on the results of various actuarial methods described above.

	December 31, 2005
	Low	Recorded	High
	($ in millions)
Workers compensation	$291	$327.8	$385
Personal automobile liability	560	620.2	659
Multiple peril	499	546.4	658
Commercial automobile liability	191	205.8	231
General liability	282	333.3	372
Homeowners/Farmowners	110	122.5	125
Other	159	175.4	180

Total	$2,092	$2,331.4	$2,610

        The recorded reserves represent management's best estimate of unpaid loss and LAE by line of business. We use the results of several different actuarial methods to develop our estimate of ultimate reserves. While we have not determined the statistical probability of actual ultimate paid losses falling within the range, management believes that it is reasonably likely that actual ultimate paid losses will fall within the ranges noted above because the ranges were developed by using several different generally accepted actuarial methods.

        The probability that ultimate losses will fall outside of the ranges of estimates by line of business is higher for each line of business individually than it is for the sum of the estimates for all lines taken together due to the effects of diversification. The diversification effects result from the fact that losses across our different lines of business are not completely correlated. Although management believes our reserves are reasonably stated, ultimate losses may deviate, perhaps materially, from the recorded reserve amounts and could be above the high end of the range of actuarial projections. This is because ranges are developed based on known events as of the valuation date, whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that may be unknown as of the valuation date.

        The percentages shown in the following table represent the linear interpolation of where our recorded loss and LAE reserves are within the range of reserves estimates by line of business at

December 31, 2004 and 2005, where the low end of the range equals zero, the middle of the range equals 50% and the high end of the range equals 100%.

	December 31,
	2004	2005
	(expressed as a percentage of the range)
Workers compensation	29%	39%
Personal automobile liability	95	61
Multiple peril	14	30
Commercial automobile liability	47	37
General liability	60	57
Homeowners/Farmowners	95	83
Other	90	78

Total	45%	46%

        For some types of claims, such as workers compensation, management used forecasting models that consider the unique loss development characteristics of these types of claims. As a result of the trends suggested by these models, management chose a point estimate that was at a higher point in the range at December 31, 2005 as compared to the prior year. Management also selected a point estimate higher in the range for newer and/or growing segments of business, in part based on their view that actuarial methods that rely on historical loss and LAE patterns may have a higher degree of uncertainty for these businesses. As these segments accumulate more historical data, management's selections place greater reliance on the emerging experience. For personal automobile liability, this resulted in our recording reserves at the higher end of the range in 2004, reflecting a more conservative view of emerging favorable loss experience. Management selected a point estimate lower in the range for personal automobile liability in 2005, although still above the mid-point, based on a decision to place greater reliance on the favorable loss trends that had begun to emerge in the prior year. For multiple peril, our recorded reserves at December 31, 2005 were near the lower end of the range but at a higher point in the range than at the previous year end. The movement within the range for multiple peril was the result of management's decision to place greater reliance on actuarial estimates that relied on incurred losses than in historical periods, based on the assessment that our case reserving processes have been more consistently applied in recent periods. For commercial automobile liability, management recorded reserves at December 31, 2005 at a point somewhat lower in the range than previous years as a result of placing greater reliance on actuarial estimates that rely on incurred losses. Similar to the situation noted above for multiple peril, management determined it was appropriate to place greater reliance on an estimate produced by incurred loss methods, based on the assessment that our case reserving processes have been more consistently applied in recent periods as compared to prior years. For homeowners and "other" (principally shorter tailed lines of business such as ocean and inland marine insurance) recorded reserves remain at the high end of their respective ranges, as management's selections reflect a conservative approach to recognition of recent favorable incurred loss development patterns.

Sensitivity Analysis

        The following discussion includes disclosure of possible variations from current estimates of loss reserves due to a change in certain key assumptions. Each of the impacts described below is estimated individually, without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for our reserves in total. It is important to note that the variations discussed are not meant to be a worst-case scenario, and therefore, it is possible that future variations may be more than amounts discussed below.

  •
  Workers compensation: Recorded reserves for workers compensation were $327.8 million at December 31, 2005. The two most important assumptions for workers compensation reserves are loss development factors and loss cost trends, particularly medical cost inflation. Loss development patterns are dependent on medical cost inflation. Approximately half of the workers compensation net reserves are related to future medical costs. Across the entire reserve base, a 0.5 point change in calendar year medical inflation would have changed the estimated net reserve by $60 million at December 31, 2005, in either direction.

  •
  Personal automobile liability: Recorded reserves for personal auto liability were $620.2 million across all lines at December 31, 2005. Personal auto liability reserves are shorter-tailed than other lines of business (such as workers compensation) and, therefore, less volatile. However, the size of the reserve base means that future changes in estimate could be material to our results of operations in any given period. A key assumption for personal auto liability is the implicit loss cost trend, particularly the severity trend component of loss costs. A 2.0 point change in assumed annual severity for the two most recent accident years would have changed the estimated net reserve by $15.0 million at December 31, 2005, in either direction. Assumed annual severity for accident years prior to the two most recent accident years is likely to have minimal variability.

  •
  Multiple peril liability and general liability: Recorded reserves for multiple peril and general liability combined were $879.7 million at December 31, 2005. Reported loss development patterns are a key assumption for these lines of business, particularly for more mature accident years. Historically, assumptions on reported loss development patterns have been impacted by, among other things, emergence of new types of claims (e.g. construction defect claims) or a shift in the mixture between smaller, more routine claims and larger, more complex claims. If the severity trend for construction defect claims changed by 3.0 points this would have changed the estimated net reserve by $15.0 million at December 31, 2005, in either direction. Separately, if case reserve adequacy for non construction defect claims changed by 10.0 points this would have changed the estimated net reserve by $27.0 million at December 31, 2005, in either direction.

  2.    Reinsurance Transactions

        Our insurance subsidiaries purchase reinsurance from time to time to protect their businesses from losses due to exposure aggregation, to manage their operating leverage ratios and to limit ultimate losses arising from catastrophic events. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Amounts related to reinsurance contracts are recorded in accordance with SFAS 113.

        In connection with our acquisition by White Mountains, we purchased reinsurance contracts with two reinsurance companies rated "AAA" ("Extremely Strong", the highest of twenty-one ratings) by Standard & Poor's and "A++" ("Superior", the highest of fifteen ratings) by A.M. Best. One is a reinsurance cover with NICO which entitles us to recover up to $2.5 billion in ultimate losses and LAE incurred related to A&E claims arising from business written by our predecessor prior to 1992 and 1987, respectively. As of June 30, 2006, we have ceded estimated incurred losses of approximately $2.1 billion to NICO under the NICO Cover. The other contract is a reinsurance cover with General Reinsurance Corporation, or GRC, for up to $570 million of additional losses on all claims arising from accident years 2000 and prior, which we refer to as the GRC Cover. As of June 30, 2006, we have ceded estimated incurred losses of approximately $531.7 million to GRC under the GRC Cover. The NICO Cover and GRC Cover, which were contingent on and occurred contemporaneously with the OneBeacon Acquisition, were put in place in lieu of a seller guarantee of loss and LAE reserves and are therefore accounted for as prospective reinsurance under GAAP in accordance with Emerging Issues Task Force Technical Matter Document No. D-54, or EITF Topic D-54. NICO and GRC are wholly owned subsidiaries of Berkshire Hathaway, Inc., or Berkshire.

        The collectibility of reinsurance recoverables is subject to the solvency and willingness to pay of the reinsurer. We are selective in choosing our reinsurers, placing reinsurance principally with those reinsurers with a strong financial condition, industry ratings and underwriting ability. Management monitors the financial condition and ratings of our reinsurers on an ongoing basis. See Note 5—"Reinsurance" of the accompanying historical consolidated financial statements for additional information on our reinsurance programs.

  3.    Purchase Accounting

        When we acquire another company, our management must estimate the fair values of the assets and liabilities acquired, as prescribed by SFAS No. 141, "Business Combinations." Certain assets and liabilities require little judgment to estimate their fair values, particularly those that are quoted on a market exchange, such as publicly-traded investment securities. Other assets and liabilities, however, require a substantial amount of judgment to estimate their fair values. The most significant of these is the estimation required to fair value loss and LAE reserves. We estimate the fair value of loss and LAE reserves obtained in an acquisition following the principles contained within FASB Statement of Financial Accounting Concepts No. 7: "Using Cash Flow Information and Present Value in Accounting Measurements", or CON 7. Under CON 7, the fair value of a particular asset or liability essentially contains five elements: (1) an estimate of the future cash flows; (2) expectations about possible variations in the amount or timing of those cash flows; (3) the time value of money, represented by the risk-free rate of interest; (4) the price for bearing the uncertainty inherent in the asset or liability; and (5) other, sometimes unidentifiable, factors including illiquidity and market imperfections.

        Our actuaries estimate the fair value of loss and LAE reserves obtained in an acquisition by taking the acquired company's recorded reserves and discounting them based on expected reserve payout patterns using the current risk-free rate of interest. Then, our actuaries develop additional cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. In each scenario, the risk-free rate of interest is used to discount future cash flows. These scenarios are put in a statistical model that assigns a probability to each cash flow scenario. Our actuaries then choose the scenario that best represents the price for bearing the uncertainty inherent within the acquired company's recorded reserves. The "price" for bearing the uncertainty inherent within the acquired company's reserves is measured as the difference between the selected cash flow scenario and the expected cash flow scenario. The scenario selected has typically been between 1.5 and 2 standard deviations from the expected cash flow outcome. The fair value of the acquired company's loss and LAE reserves is determined to be the sum of the expected cash flow scenario (i.e., the acquired company's discounted loss and LAE reserves) and the uncertainty "price."

        The difference between an acquired company's loss and LAE reserves and our best estimate of the fair value of such reserves at the acquisition date is amortized ratably over the payout period of the acquired loss and LAE reserves. Historically, the fair value of an acquired company's loss and LAE reserves has been less than its nominal reserves at acquisition. Accordingly, the amortization has been and will continue to be recorded as an expense on our income statement until fully amortized. Our balance as of December 31, 2005 was $56.4 million.

Quantitative and Qualitative Disclosures About Market Risk

        Our consolidated balance sheet includes a substantial amount of assets and liabilities whose fair values are subject to market risk. The term market risk refers to the risk of loss arising from adverse changes in interest rates and other relevant market rates and prices. Due to our sizable balances of interest rate sensitive instruments, market risk can have a significant effect on OneBeacon's consolidated financial position.

  Interest Rate Risk

        Fixed Maturity Portfolio.    In connection with our consolidated insurance subsidiaries, we invest in interest rate sensitive securities, primarily debt securities. Our strategy is to purchase fixed maturity investments that are attractively priced in relation to perceived credit risks. Our fixed maturity investments are held as available for sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or SFAS 115, whereby these investments are carried at fair value on the balance sheet with net unrealized gains or losses reported net of tax in a separate component of common shareholder's equity. We generally manage our interest rate risk associated with our portfolio of fixed maturity investments by monitoring the average duration of the portfolio, which allows us to achieve an adequate yield without subjecting the portfolio to an unreasonable level of interest rate risk. Our fixed maturity portfolio is comprised of primarily investment grade corporate securities, U.S. government and agency securities, municipal obligations and mortgage-backed securities (e.g., those receiving an investment grade rating from Standard & Poor's or Moody's).

        Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of fixed maturity investments, respectively. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

        The table below summarizes the estimated effects of hypothetical increases and decreases in market interest rates on our fixed maturity investments and pension fixed maturity investments:

	Fair value at December 31, 2005	Assumed change in relevant interest rate	Estimated fair value after change in interest rate	After-tax increase (decrease) in carrying value
	($ in millions)
Fixed maturity investments	$3,690.4	100 bp decrease	$3,773.5	$54.0
		50 bp decrease	3,732.1	27.1
		50 bp increase	3,648.5	(27.2)
		100 bp increase	3,606.8	(54.3)
Pension fixed maturity investments	$277.9	100 bp decrease	$284.1	$4.0
		50 bp decrease	281.0	2.0
		50 bp increase	274.8	(2.0)
		100 bp increase	271.8	(3.9)

        Long-term obligations.    As of December 31, 2005, our interest and dividend bearing long-term obligations consisted primarily of the Senior Notes, the Berkshire Preferred Stock and the Zenith Preferred Stock obligations, which have fixed interest and dividend rates. As a result, our exposure to interest rate risk resulting from variable interest rate obligations is insignificant.

        The Senior Notes were issued in 2003 and mature on May 15, 2013. At December 31, 2005, the fair value of the Senior Notes was approximately $705.4 million, which compared to a carrying value of $698.5 million. The Berkshire Preferred Stock and Zenith Preferred Stock obligations were issued in 2001 and mature on May 31, 2008 and May 31, 2011, respectively. At December 31, 2005, the fair values of the Berkshire Preferred Stock and Zenith Preferred Stock obligations were approximately $331.5 million and $21.6 million, respectively, which compared to carrying values of $214.0 million and $20.0 million, respectively.

        The fair values of these obligations were estimated by discounting future cash flows using current market rates for similar obligations or using quoted market prices.

        Equity Price Risk.    The carrying values of our common equity securities and our other investments are based on quoted market prices or management's estimates of fair value (which is based, in part, on quoted market prices) as of the balance sheet date. Market prices of common equity securities, in general, are subject to fluctuations which could cause the amount to be realized upon sale or exercise of the instruments to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments, general market conditions and supply and demand imbalances for a particular security.

        Foreign Currency Exchange Rates.    Our investments denominated in foreign currencies are valued using period-end exchange rates and our net investment income on foreign-denominated securities are valued using average exchange rates. Foreign currency exchange rate risk is the risk that we will incur losses on a U.S. dollar basis due to adverse changes in foreign currency exchange rates.

        At December 31, 2005, we held approximately $254.1 million in bonds denominated in foreign currencies, mostly in British pounds and Australian dollars. Assuming a hypothetical 10% increase or decrease in the rate of exchange from the British pound and Australian dollar to the U.S. dollar as of December 31, 2005, the carrying value of our foreign currency-denominated bond portfolio would have respectively decreased or increased by approximately $25.4 million.

        Mortgage Note on Real Estate Owned.    In connection with our purchase of land and an office building that is to become our principal executive office in the fourth quarter of 2006, we entered into a $40.8 million, 18-year mortgage note which has a variable interest rate based upon the lender's 30 day LIBOR rate. As of December 31, 2005, we had drawn down $18.4 million on the mortgage note. As we incur construction costs associated with the renovation of the building, we will draw down additional principal up to the $40.8 million limit on the mortgage note. Repayment will commence on January 31, 2009.

        Cash Flow Hedge.    Concurrent with entering into the mortgage note, we also entered into an interest rate swap to hedge our exposure to the variability in the interest rate on the mortgage note. The notional amount of the swap is equal to the debt outstanding on the mortgage note and will be adjusted to match the drawdowns and repayments on the mortgage note so that the principal amount of the mortgage note and the notional amount of the swap are equal at all times. Under the terms of the swap, we pay a fixed interest rate of approximately 6% and receive a variable interest rate based on the same LIBOR index used for the mortgage note. Interest paid or received on the swap is reported in interest expense. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133, we have accounted for the swap as a cash flow hedge and have recorded the interest rate swap at fair value on the balance sheet in other assets. Changes in the fair value of the interest rate swap, which was a $0.6 million loss, after tax, for the year ended December 31, 2005, is reported as a component of other comprehensive income. We monitor continued effectiveness of the hedge by monitoring the changes in the terms of the instruments as described above as compared to the actual changes in principal and notional amount in the mortgage note and interest rate swap, respectively.

BUSINESS

Overview

        OneBeacon is a property and casualty insurance writer that provides a range of specialty insurance products as well as a variety of segmented commercial and personal insurance products. With roots dating back to 1831, we have been operating for more than 175 years and have many long-standing relationships with independent agencies, which constitute our primary distribution channel. In 2005, our net written premiums totaled approximately $2.1 billion and we had total assets of approximately $10.3 billion and total common shareholder's equity of approximately $1.6 billion at December 31, 2005.

        Our reportable segments are Primary Insurance Operations, Affiliate Quota Shares and Other Operations. We manage our Primary Insurance Operations segment through three major underwriting units: specialty lines, commercial lines and personal lines. Our historical consolidated financial statements also reflect two quota share reinsurance agreements we entered into with subsidiaries of White Mountains which will be commuted in connection with the Transactions. Certain other activities are conducted through our top holding company, OneBeacon Insurance Group, Ltd. and its intermediate subsidiaries.

        Our specialty lines businesses are national in scope, while our commercial and personal lines businesses have been concentrated primarily in the Northeastern United States. Consequently, we are often thought of as a "super-regional" carrier, combining the financial resources of a national company with the flexible approach and local knowledge of a smaller, regional carrier. We have added, and expect to continue to add, new specialty businesses both organically and through acquisition. With licenses in 50 states and the District of Columbia, we have begun to selectively expand geographically into attractive new markets in our personal lines business and into new territories in our commercial lines business that align well with our targeted approach to specific customer segments. In this expansion, we are guided by our focus on profitable growth while prudently managing underwriting risk.

Our Competitive Strengths

        We believe the following are our key competitive strengths:

  •
  Specialization.    Our specialty lines businesses and a substantial portion of our commercial lines business focus on specific customer groups and/or geographies that require specialized knowledge and customized products and pricing. We believe our targeted and customized approach has enabled us to acquire expertise regarding the industry, class and risk characteristics of niche areas. This proprietary knowledge provides us with a competitive edge in determining the terms and conditions of the individual policies we write and enables us to focus on potentially higher profit margin segments. We believe providing a high level of expertise and specialized products, as compared to a more "generalist" underwriting approach, is our core strength and will serve as the primary basis for our future growth.

  •
  Low-to-moderate risk profile.    We focus on insurance products and customers with low-to-moderate risk profiles. Accordingly, we concentrate our efforts on short-tail lines of business (where the estimation of loss and LAE reserves is less complex because claims are generally reported and settled more quickly) and generally seek to limit our exposure to long-tail lines of business (where estimation of loss and LAE reserves is more difficult due to the long time span between the occurrence of, reporting and settlement of claims). For example, we write workers compensation coverage, but generally in package products as opposed to on a monoline basis. In addition, we write professional liability insurance, but generally on a claims-made basis as opposed to on an occurrence basis. We also focus on small to medium sized businesses, as opposed to "national accounts" (insurance for the largest commercial businesses, e.g. Fortune 500 companies). We believe that we have the appropriate underwriting expertise in our specialty insurance products, as well as in our segmented commercial and personal insurance products, to enable us to underwrite, and selectively accept, risks that match our appetite for low-to-moderate risk profiles, even for those products and groups that might generally be perceived as having higher risk profiles. We also strive to actively and conservatively manage our exposure to catastrophic losses.

  •
  Highly disciplined pricing and underwriting.    We will not sacrifice underwriting profitability in pursuit of revenue growth. Since our acquisition in 2001, on a quarterly basis, at a business unit and at a corporate level, we have regularly assessed every line of business with respect to pricing and coverages to ensure ongoing underwriting profitability.

  •
  Strong balance sheet.    We strive to maintain a balance sheet that provides us with the flexibility we need to both pursue opportunistic growth and maintain the financial strength our policyholders expect. We believe we have a prudent degree of financial leverage, with a pro forma ratio of debt and preferred stock subject to mandatory redemption to capital of 32.0% at June 30, 2006. In addition, we believe our reserve levels are sufficient and we have the benefit of significant reinsurance coverage against legacy asbestos and environmental exposures.

  •
  Experienced management team with proven track record.    Our management team has a broad range of relevant skills and experience. Our chief executive officer, Mike Miller, has 25 years of industry experience, which includes a substantial focus on specialty property-casualty insurance businesses. Our senior management team averages 25 years in the property-casualty insurance business and has an extensive track record in profitably underwriting, growing and acquiring specialty, commercial and personal lines businesses. We believe that, at all levels, OneBeacon's staff includes broad and seasoned talent whose prior experiences span the leading property-casualty companies.

  •
  Focused distribution network.    We seek to enhance our brand franchise by selectively partnering with a limited number of local and regional independent agencies, represented by approximately 2,400 agencies and brokers, that have some of the top agents in their territories, and whose customers align well with our targeted customer segments. Developing these select relationships, both longstanding and new, gives us the opportunity to organically grow our businesses by thoroughly educating our agency network on the full array of products we offer, in turn enabling them to better serve their customers and capitalize on cross-selling the many coverages we offer at OneBeacon. While we have chosen to focus on this relatively small number of select relationships, we have avoided concentration of written premiums in a few top performers: our top 50 agencies and brokers produced only 28% of direct written premiums in 2005 and no single agency or broker produced more than 3%.

  •
  High quality investment management.    Our investments are managed by White Mountains Advisors LLC, or WM Advisors, and Prospector Partners, LLC, or Prospector. WM Advisors, which is owned by White Mountains, is a registered investment adviser with over $31 billion in assets under management and is responsible for managing our fixed income and alternative investments such as hedge funds, limited partnerships and private equities. Prospector, a registered investment adviser with approximately $3 billion in assets under management, oversees our investments in publicly-traded common stocks and convertible securities. Each of our investment managers has a strong track record of investment performance on both an absolute and relative basis. Together, they have helped us to produce strong annual investment results, evidenced in part by the returns of our core common stock portfolio, which outperformed the total return of the benchmark S&P 500 Index for the years ended 2003, 2004 and 2005 by 9.0, 18.1 and 15.8 percentage points, respectively. In connection with this offering, we will secure multi-year contracts for continued investment management services with both WM Advisors and Prospector.

Our Strategies

        We intend to manage our business by pursuing the following strategies:

  •
  Focus on specialization.    We intend to grow our specialty and commercial lines in areas where competition tends to be more fragmented than that of standard commercial business. As such, we expect these lines to be more profitable. In our specialized approach to our commercial lines, we target industry segments that we believe will be profitable and fit within our low-to-moderate risk profile. We also believe there are advantages to maintaining a presence not only in the specialty but also in the standard commercial and personal lines markets, including cross-selling opportunities.

  •
  Add new specialty businesses both organically and through acquisition.    We have established a strong and flexible platform for adding new teams and products in our specialty lines and commercial lines businesses. For example, in 2005 we acquired two books of business—a hospital professional liability and managed care errors and omissions book from Chubb Specialty Insurance and a media liability book from First Media Insurance Specialists, Inc. In 2005 we also introduced two new specialty businesses—community banking and lawyers' professional liability coverage—by hiring externally and leveraging our existing platform. We believe that seasoned teams of specialists from other carriers will be eager to join OneBeacon as a result of our focus on specialization and the entrepreneurial nature of our management culture. Going forward, we expect to add additional teams and businesses.

  •
  Expand into new geographic territories within the United States.    In our commercial and personal lines businesses, we have begun to selectively expand into new territories organically. In addition, AutoOne (one of our specialty lines businesses) has expanded its services into 12 additional states in 2006. We find that agents in these new markets are eager to establish a relationship with another strong and stable carrier.

  •
  Achieve deeper penetration with current agents.    We intend to strengthen our relationships and build our franchise with our top performing agents through our Lighthouse Partners Program. This program provides relationship and economic benefits, such as priority handling of accounts, a preferred profit-sharing plan and priority access to co-op advertising. We also intend to focus on growing our business with all our current agents through increasing cross-selling efforts, leveraging comprehensive solutions for customers across our business areas and emphasizing retention activities. As we enter new states or launch new products/businesses, we will evaluate expanding our agency network on a selective basis.

  •
  Maintain pricing and underwriting discipline.    We will continue to rigorously assess every line of business with respect to pricing and coverages. We believe that the key to profitability across our businesses is extreme discipline in pricing and underwriting. Maintaining this level of discipline is one of our core principles and strengths and is fundamental to everything we do.

  •
  Drive profitability by capitalizing on operating leverage.    We believe we are well positioned for profitable growth. As we grow our premium revenues, we expect to be able to achieve efficiencies and correspondingly lower our expense ratio by leveraging our existing infrastructure. In addition, we are also pursuing cost saving strategies, such as the consolidation of our Massachusetts offices to a new facility in Canton, Massachusetts, in the fourth quarter of 2006 and streamlining our claims function.

  •
  Pursue complementary long-term opportunities through reciprocal insurance exchanges.    Through our successful creation and operation of three reciprocal insurance exchanges, which we refer to as reciprocals, which are member-owned, not-for-profit insurance associations, we have established a business model that we believe has significant long-term value for our personal lines business. We have capitalized these reciprocals by lending them money in exchange for surplus notes and provide them with various management services. In the long term, as the reciprocals produce positive operating results and/or as third party capital is invested, we expect to derive value from reduced volatility in our year-to-year underwriting results, the generation of steady fee income for the various management services we provide to these associations and repayment of principal and interest on the surplus notes.

Primary Insurance Operations

        Our Primary Insurance Operations segment provides specialty lines insurance products and a variety of segmented commercial lines insurance products for businesses and personal lines insurance products for individuals. Our Primary Insurance Operations segment also includes run-off business, including businesses assumed under a renewal rights agreement with Liberty Mutual which was effective from November 1, 2001 through October 31, 2003.

        For the twelve months ended December 31, 2003, 2004 and 2005 and six months ended June 30, 2005 and 2006, our net written premiums by line of business were as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Specialty	$564.7	$682.2	$708.5	$328.3	$370.9
Commercial	426.7	807.1	610.9	306.3	330.7
Personal	676.7	800.2	662.3	341.9	292.9
Run-off(1)	135.4	(8.9)	6.9	9.9	(4.7)

Total	$1,803.5	$2,280.6	$1,988.6	$986.4	$989.8

(1)
Includes run-off business and eliminations between underwriting units. See "Business—Run-off."

  Specialty lines

        Our specialty lines underwriting unit is a collection of niche businesses that focus on solving the unique needs of particular customer groups on a national scale. We provide distinct products and offer tailored coverages and services, managed by seasoned teams of market specialists. Our specialty businesses currently include:

  •
  OneBeacon Professional Partners (OBPP): Formed in 2002, OBPP is a leading provider of specialty liability products primarily focused on the health-care industry. Additional products include media liability and lawyers' professional liability insurance. OBPP does not actively participate in the directors and officers, or D&O, market. Our health-care products include hospital professional liability, or HPL, HMO reinsurance, and managed care errors and omissions, or MCE&O. These products protect against claims arising from direct patient treatment, such as diagnoses, rendering opinions or referrals, and coverage for professional committee activities. In 2005, OBPP broadened its capabilities through two acquisitions and the formation of a new business. OBPP acquired First Media Insurance Specialists, Inc. which distributes our new product line of primary and excess media liability coverages targeting small-to-midsized media companies (that include publishers, broadcasters and authors). OBPP also acquired the renewal rights to the HPL and MCE&O business of Chubb Specialty Insurance. Additional net written premiums from both transactions totaled $35 million in 2005. In November, OBPP began offering lawyers' professional liability coverage targeting law firms employing fewer than 150 attorneys. OBPP's business is conducted through agents, brokers and wholesalers.

  •
  International Marine Underwriters (IMU): A leading provider of marine insurance, this business traces its roots back to the early 1900s. The IMU acquisition from Crum & Forster in the early 1990s doubled the company's book of marine business. IMU coverages include physical damage or loss, and general liability for cargo and commercial hull, both at primary and excess levels, marinas, including a "package" product (comprehensive property and liability coverage); and yachts. IMU does not offer offshore energy products. Target customers include ferry operators and charter boats (hull), marina operators and boat dealers (package product) and private-pleasure yachts with hull values of less than $1 million. IMU conducts its business through independent agents and brokers that specialize in the marine industry and provide local expertise close to the point of sale.

  •
  OneBeacon Specialty Property (OBSP): A provider of excess and surplus property insurance products formed in 2004, OBSP provides excess property coverage against certain damages over and above those covered by primary policies or a large self-insured retention. Target classes include apartments and condominiums, commercial real estate, small-to-medium manufacturing, retail/wholesale and public entity and educational institutions. OBSP has a well defined preference for principally low catastrophe-exposed risks. However, OBSP is exposed to large catastrophes, like Hurricane Katrina, that may cause losses to insured property in excess of its policies' attachment points. OBSP manages its catastrophic wind, earthquake and terrorism risks within the OneBeacon catastrophe management programs, including individual risk and portfolio-loss modeling and reinsurance protection. See "Business—Reinsurance Protection and Catastrophe Management." Its excess property solutions are provided primarily through surplus lines wholesalers in all fifty states and the District of Columbia.

  •
  A.W.G. Dewar (Dewar): A provider of tuition reimbursement insurance since 1930, Dewar's product protects both schools and parents from the financial consequences of a student's withdrawal or dismissal from school. The tuition refund plan reimburses parents up to 100 percent of tuition, room and board fees when a student is obliged to leave school due to covered reasons, such as medical or expulsion. Dewar provides customized policies to independent schools and colleges in North America. The product is distributed through a dedicated sales force employed by Dewar.

  •
  AutoOne: Formed in 2001, AutoOne is a market leader in "assigned risk" business in New York. Assigned risk plans provide automobile insurance for individuals unable to secure coverage in the voluntary market. Insurance carriers are obliged to accept future assignments from state assigned risk pools as a condition of maintaining a license to write automobile business in the state. However, carriers may satisfy their assigned risk obligation by transferring their assignments to another insurer or by utilizing various "credits" (i.e. take-out, territorial and youthful driver credits). AutoOne offers services known as Limited Assigned Distribution, or LAD, and Commercial Limited Assigned Distribution, or CLAD, and credit programs to insurance carriers. While AutoOne was able to expand its product offerings to an additional 12 states in the first quarter of 2006, the volume of business is shrinking due to an expanding voluntary market in New York and New Jersey, where the majority of AutoOne's assigned risk business is generated. AutoOne now provides 28 LAD and CLAD programs in 22 states where assigned risk obligations may be assumed by a servicing carrier under a negotiated fee arrangement.

    AutoOne also writes "voluntary take-out business" (policies "taken out" of the assigned risk pool and written in the voluntary market) by writing policies from select insurance brokers that were previously in an assigned risk pool, for which it receives credits which it can use either to reduce its future assigned risk obligations, or to sell to other carriers that can use the credits to reduce their own quota obligations. In 2005, AutoOne wrote more take-out business than all other carriers in New York combined and all of its take-out credits were sold to other carriers.

  •
  Community Banking Professional Liability: Formed in November 2005, this group provides professional liability coverages for community banks with assets of $3 billion or less. Its full array of management and professional liability coverages includes employment practices liability, fiduciary liability, lender's liability, bankers professional liability, trust errors and omissions, and directors and officers liability. This group also offers community banking customers access to commercial package products, thereby providing comprehensive insurance solutions to this customer group. Community Banking Professional Liability is augmented by strategically positioned underwriting specialists in other markets (such as New England and the Mid-West).

        Each of these businesses maintains stand-alone operations and distribution channels targeting their specific customer groups. Historically, specialty lines have not been subject to the extreme fluctuations in market conditions that have impacted standard business lines and thus generally exhibit lower loss ratios and higher retention than standard lines. These businesses maintain their competitive advantage through a deep knowledge of their respective customers and marketplace. Our net written premiums in this segment totaled $708.5 million in 2005.

        For the years ended December 31, 2003, 2004 and 2005 and six months ended June 30, 2005 and 2006 our specialty lines net written premiums were as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
OBPP	$68.7	$119.5	$149.5	$64.9	$87.3
IMU	125.7	136.5	133.6	73.6	74.0
OBSP	—	19.2	43.6	19.6	31.7
Dewar	43.4	44.6	45.6	1.9	1.7
AutoOne	233.8	275.3	248.8	125.1	131.6
Agri(1)	84.0	83.6	84.0	42.2	43.4
Other	9.1	3.5	3.4	1.0	1.2

Total specialty lines	$564.7	$682.2	$708.5	$328.3	$370.9

(1)
On August 16, 2006, we signed an agreement to transfer certain assets and the right to renew existing policies of Agri to QBE Insurance Group, Ltd.

  Commercial lines

        We provide insurance solutions for middle-market and small businesses through products that target particular industry groups with customized coverages and services. Our targeted industry focus has resulted in favorable loss ratios and strong customer retention levels. In late 2004, our commercial lines underwriting unit was separated into middle-market and small business divisions to enable a specialized focus in each market and to recognize the difference in product needs, customers and service requirements.

        Our middle-market accounts typically produce annualized gross premiums ranging from $25,000 to $1,000,000 and principally purchase "package" property policies (combination policies offering property and liability coverage). We target 12 distinct customer groups including technology, financial institutions, professional services, wholesalers, metalworkers and commercial real estate, among others. We also provide some standard commercial business that is not targeted to a specific industry group.

By partnering with our specialty lines businesses, our middle-market commercial lines business can deliver a seamless, comprehensive OneBeacon solution, which is a competitive advantage for us and for our agents. We have also formed strategic partnerships with specialized insurance agencies to offer OneBeacon coverage to targeted customer groups such as technology companies and community banks.

        We also market package, auto, and umbrella coverage to small businesses which typically generate annualized premiums ranging from $500 to $25,000. We target 13 general industry groups as well as provide some standard commercial business that is not tied to a specific industry, which provides a highly competitive solution for select agents. Our small-business growth strategy is targeting insurance networks of typically rural agents that represent a strong customer base in remote areas. Our proprietary web platform that expedites underwriting at the point of sale has enabled such growth in new territories while limiting the need for much incremental infrastructure. In the first quarter of 2006 we introduced a small business service center to handle customer administration for enrolled agents.

        Our commercial lines products across all customer accounts include:

  •
  Multi-peril: consists of a package policy sold to small to mid-sized insureds or to members of trade associations or other groups that includes general liability insurance and commercial property insurance.

  •
  Automobile: consists of physical damage and liability coverage. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft or other causes. Automobile liability insurance covers bodily injury of others, damage to their property and costs of legal defense resulting from a collision caused by the insured.

  •
  Workers compensation: covers an employer's liability for injuries, disability or death of employees, without regard to fault, as prescribed by state workers compensation law and other statutes.

  •
  General liability: covers businesses for any liability resulting from bodily injury and property damage arising from its general business operations, accidents on its premises and the products it manufactures or sells.

  •
  Umbrella: supplements existing insurance policies by covering losses from a broad range of insurance risks in excess of coverage provided by the primary insurance policy up to a specified limit.

  •
  Property: covers losses to a business' premises, inventory and equipment as a result of weather, fire, theft and other causes.

  •
  Inland marine: covers property that may be in transit or held by a bailee at a fixed location, movable goods that are often stored at different locations or property with an unusual antique or collector's value.

  •
  Package: consists of combination policies offering property and liability coverage.

        For the years ended December 31, 2003, 2004 and 2005 and six months ended June 30, 2005 and 2006 our commercial lines net written premiums were as follows:

	Year ended December 31,			Six months ended June 30,
	2003(1)	2004(2)	2005	2005	2006
	($ in millions)
Middle-market	n/a	$699.3	$531.6	$266.3	$279.6
Small business	n/a	107.8	79.3	40.0	51.1

Total commercial lines	$426.7	$807.1	$610.9	$306.3	$330.7

(1)
Our commercial lines operations were not separated into middle-market and small business divisions until late 2004.

(2)
2004 includes approximately $404 million of net written premiums related to the acquisition of Atlantic Specialty Insurance Company, a subsidiary of Atlantic Mutual Insurance Company, and the renewal rights to Atlantic Mutual's segmented commercial insurance business.

  Personal lines

        Our personal lines underwriting unit provides homeowners insurance, segmented private passenger automobile and package policies (package products are combination policies offering home and automobile coverage with optional umbrella, boatowners and other coverages) sold through select independent agents.

        To maintain a high degree of flexibility, in 2004 we created a highly segmented product suite, called OneChoice, under which we are able to offer the appropriate risk-adjusted product and pricing to our customers. OneChoice is a multi-tiered product suite that enables us to offer a broader range of coverages to a full spectrum of customers through more sophisticated pricing models that have a greater statistical correlation between historical loss experience and price than traditional pricing models. This product suite offers both automobile and homeowners coverages as well as package policies. OneChoice products rely on multiple, objective pricing tiers and rules-based underwriting that enable agents to offer OneBeacon solutions to a broad array of their customers and increase OneBeacon's penetration in existing and new markets. We regularly refine our product features and rating plans to optimize target market production. Ease of use is a critical aspect of this business. We offer an integrated Web-based platform available either through our dedicated agent portal or through real-time comparative rating engines.

        Within our personal lines underwriting unit, we also provide management services for a fee to three reciprocal insurance exchanges, which we refer to as reciprocals, that we have created and capitalized by lending them money in exchange for surplus notes. Reciprocals are not-for-profit, policyholder-owned insurance carriers organized as unincorporated associations. As required by GAAP, our historical consolidated financial statements reflect the consolidation of these reciprocals.

        In 2002, we formed New Jersey Skylands Management LLC to provide management services for a fee to New Jersey Skylands Insurance Association, a reciprocal, and its wholly owned subsidiary New Jersey Skylands Insurance Company, which we refer to together as New Jersey Skylands Insurance. New Jersey Skylands Insurance began writing personal automobile coverage for new customers in August 2002. During 2004, we formed Houston General Insurance Management Company to provide management services for a fee to another reciprocal, Houston General Insurance Exchange. Houston General Insurance Exchange commenced writing business in Arizona and South Carolina in November 2005 and June 2006, respectively, using the full suite of OneChoice products (auto, home and package). In 2006, Adirondack Insurance Exchange was approved to write business in New York. We have no ownership interest in New Jersey Skylands Insurance, Houston General Insurance Exchange or Adirondack Insurance Exchange.

        We use reciprocals to pursue long-term opportunities. In the long term, as the reciprocals produce positive operating results and/or as third party capital is invested, we expect to derive value from reduced volatility in our year-to-year underwriting results, the generation of steady fee income for the various management services we provide to these associations and repayment of principal and interest on the surplus notes.

        Our personal lines products include:

  •
  Automobile: consists of physical damage and liability coverage. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft or other causes. Automobile liability insurance covers bodily injury of others, damage to their property and costs of legal defense resulting from a collision caused by the insured.

  •
  Homeowners: covers losses to an insured's home, including its contents, as a result of weather, fire, theft and other causes and losses resulting from liability for acts of negligence by the insured or the insured's immediate family. OneBeacon also offers identity theft resolution assistance and identity theft expense reimbursement coverage as part of its homeowners policies.

  •
  Package: consists of customized combination policies offering home and automobile coverage with optional umbrella and boatowners coverage.

        For the years ended December 31, 2003, 2004 and 2005 and six months ended June 30, 2005 and 2006 our personal lines net written premiums were as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	($ in millions)
Personal lines excluding reciprocals	$676.7	$724.7	$618.8	$320.8	$274.1
Reciprocals(1)	n/a	75.5	43.5	21.1	18.8

Total personal lines	$676.7	$800.2	$662.3	$341.9	$292.9

(1)
As a result of a change in accounting standards, we began consolidating the results of reciprocals on March 31, 2004.

  Run-off

        Run-off primarily consists of business assumed under a renewal rights agreement with Liberty Mutual. On November 1, 2001, we transferred our regional agency business, agents and operations in 42 states and the District of Columbia to Liberty Mutual Insurance Group pursuant to renewal rights. The operating results and cash flows of policies renewed from November 1, 2001 through October 31, 2003 pursuant to the Liberty Agreement were shared between Liberty Mutual and OneBeacon. The Liberty Agreement pro-rated results so that OneBeacon assumed approximately two-thirds of the operating results from renewals through October 31, 2002 and approximately one-third of the operating results from renewals through October 31, 2003. The renewal rights under the Liberty Agreement expired on October 31, 2003. As a result, we did not write any new premiums in 2004 or 2005 under the Liberty agreement, but recorded earned premium in 2004 from policies written under the Liberty agreement in 2003. We continue to manage claims from business assumed under the Liberty agreement.

Geographic Concentration

        Our net written premiums are derived solely from business produced in the United States.

        Business from specialty lines was produced in the following states:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
New York	45.3%	28.5%	34.1%	36.5%	34.4%
California	5.8	9.5	9.5	8.7	10.9
New Jersey	1.4	10.5	7.1	8.5	5.0
Florida	3.2	5.2	5.9	6.7	6.5
Texas	4.6	5.4	5.4	5.0	6.3
Massachusetts	2.9	4.8	3.8	3.7	2.3
Washington	2.4	3.5	2.8	2.9	2.3
Other(1)	34.4	32.6	31.4	28.0	32.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
No individual state was greater than 3% of net written premiums for specialty lines.

        Business from commercial lines was produced in the following states:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
Massachusetts	29.3%	16.2%	20.4%	23.7%	21.2%
New York	33.1	24.8	14.3	13.9	14.6
California	0.1	9.8	10.8	9.6	11.9
Maine	14.2	7.9	9.6	9.5	8.2
Connecticut	7.4	6.8	8.0	8.8	7.6
New Jersey	7.9	8.2	7.7	7.5	7.4
New Hampshire	5.2	3.1	3.7	3.4	2.9
Other(1)	2.8	23.2	25.5	23.6	26.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
No individual state was greater than 3% of net written premiums for commercial lines.

        Business from personal lines was produced in the following states:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
New York	25.7%	32.9%	33.1%	33.4%	32.8%
Massachusetts	23.6	28.6	30.1	31.3	30.3
New Jersey	15.2	18.1	14.1	13.5	13.5
Maine	6.9	8.8	9.8	9.0	9.4
Connecticut	4.1	5.5	5.6	5.6	5.7
Rhode Island	2.7	3.4	3.7	3.6	4.2
Other(1)	21.8	2.7	3.6	3.6	4.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
No individual state was greater than 3% of net written premiums for personal lines, except for Pennsylvania which was 3.8% of net written premiums in 2003.

Marketing

        We offer our products through a network comprised of independent agents, regional and national brokers and wholesalers. OneBeacon's distribution relationships consist of approximately 2,400 select agencies and brokers. No agency or broker produced more than 3% of our direct written premiums during the first six months of 2006.

        Our specialty lines businesses are managed from locations logistically appropriate to their target markets. OBPP is based in Avon, Connecticut and distributes its products through select national and regional brokers and agents. IMU is headquartered in New York City and operates through nine branch locations throughout the United States. Its products are distributed through a network of select agents that specialize in marine business. OBSP's excess property solutions are provided primarily through surplus lines wholesalers. Based in San Francisco, it maintains three additional branch locations. Dewar's affiliate, A.W.G. Dewar Agency, distributes tuition refund products to independent schools and colleges throughout North America. Kansas-based Agri operates from a centralized location and distributes its products through independent agencies targeting the farm and ranch markets. AutoOne issues its assigned risk (LAD and CLAD) business through independent agents and brokers in its operating states. In New York, AutoOne generates take-out credits by writing policies from select insurance brokers that were previously in the New York Automobile Insurance Plan, or NYAIP, and sells these credits to insurance companies subject to NYAIP assignments. AutoOne markets its LAD and CLAD services and New York take-out credits directly to insurance carriers seeking assigned risk solutions. Through these distribution channels, OneBeacon leverages its knowledge about specialty markets to provide products and services that are tailored to meet customer needs.

        We distribute our commercial and personal lines products through select independent insurance agents. OneBeacon protects the integrity of its franchise value by selectively appointing agents in those areas where we conduct business. We believe that independent insurance agents provide more complete assessments of their clients' needs, which results in more appropriate coverages and prudent risk management. We also believe that independent agents will continue to be a significant force in overall industry premium production as well as facilitate the cross-selling of specialty, commercial and personal business products.

        In addition, 100 top performing agencies have been designated as our Lighthouse Partners, a program designed to strengthen these priority relationships and build those books of business. This program was introduced in the second quarter of 2006 and provides enhanced benefits such as priority handling of accounts, access to our entire franchise of products, preferred profit-sharing opportunities, and priority access to our producer development school and co-op advertising. These agencies represent fewer than five percent of our overall agency plant but write approximately 22 percent of our business and over 25 percent of our new business. We believe our Lighthouse Partners are the core of our distribution and marketing system and that this deeper mutual commitment will benefit both these agencies and OneBeacon, and ultimately our policyholders and shareholders.

Underwriting and Pricing

        We believe there must be a realistic expectation of attaining an underwriting profit on all the business we write, as well as a demonstrated fulfillment of that expectation over time. Consistent with our "underwriting comes first" operating principle, adequate pricing is a critical component for achieving an underwriting profit. We underwrite our book with a disciplined approach towards pricing our insurance products and are willing to forgo a business opportunity if we believe it is not priced appropriately to the exposure.

        Specialization—or a heightened focus on certain customer groups and/or geographies through products, pricing and expertise—is a key driver of our success in specialty lines and is being extended into our commercial and personal businesses. The proprietary knowledge we develop regarding the industry, class and risk characteristics provides us with a competitive edge for our terms and conditions on individual accounts. We believe specialization will result in superior returns as compared to a more "generalist" underwriting approach.

        We have used tiered rating plans since 2003 in both our commercial and personal lines that permit us to offer more tailored price quotes to our customers based on underwriting criteria applicable to each tier. As a result, we now have the flexibility to renew expiring policies into the appropriate tier rather than being forced to choose to either renew the policy at the same base rate or cancel the policy. The enhanced accuracy and precision of our rate plans enables us to more confidently price our products to the exposure, and thereby permits our agency partners to deliver solutions to a broader range of customers.

        We also monitor pricing activity on a weekly basis and regularly measure usage of tiers, credits, debits and limits. In addition, we regularly update base rates to achieve targeted returns on surplus and attempt to shift writings away from lines and classes where pricing is inadequate. To the extent changes in premium rates, policy forms or other matters are subject to regulatory approval (see "Risk Factors—Regulation may restrict our ability to operate" and "Regulatory Matters—General"), we proactively monitor our pending regulatory filings to facilitate, to the extent possible, their prompt processing and approval. Lastly, we expend considerable effort to measure and verify exposures and insured values.

Claims Management

        Effective claims management is a critical factor in achieving satisfactory underwriting results. We maintain an experienced staff of appraisers, medical specialists, managers, staff attorneys and field adjusters strategically located throughout our operating territories. We also maintain a special investigative unit designed to detect insurance fraud and abuse, and support efforts by regulatory bodies and trade associations to curtail the cost of fraud.

        In 2005, we completed several operational changes in the claims department that began in 2004. Claims are now separately organized by specialty, commercial, personal and run-off operations. This segmented approach has allowed us to better identify and manage claims handling costs. In addition, a shared service unit was established to better manage costs related to both staff and vendors. We have also adopted a total claims cost management approach that gives equal importance to controlling claims handling expenses, legal expenses and claims payments, enabling us to lower the sum of the three. This approach requires the utilization of approximately fifty metrics to monitor the effectiveness of various programs implemented to lower total loss cost. The metrics are designed to guard against our implementing an expense containment program that will cost us more than we expect to save. As an example, an internal legal bill audit team established in the first quarter of 2004, has contributed to savings by reducing legal invoices submitted by outside counsel.

        Our claims department utilizes a modern claims workstation that records reserves, payments and adjuster activity and assists each claim handler in evaluating bodily injury claims, determining liability and identifying fraud. Our commitment and performance in fighting insurance fraud has reduced claim costs and aided law enforcement investigations. Under our staff counsel program, our in-house attorneys defend the majority of new lawsuits, which has resulted in savings when compared to the cost of using outside counsel. In addition, our internal legal bill audit team has contributed to savings by reducing the amounts paid to our outside counsel.

        Calendar year reported claims in our run-off operations were 3,400 in 2005 compared to 5,900 in 2004, a 42% reduction, in part due to the lapse of time and the nature of run-off operations. Total open claims for run-off operations were 10,200 at December 31, 2005 compared to 14,600 at December 31, 2004, a 30% reduction, which reflects the success of our focus on settling claims from our run-off operations. These numbers included all of the claims that were previously handled by

Liberty Mutual as a Third Party Administrator, or TPA. Most of our claims for run-off operations are handled by in-house adjusters.

        NICO has retained a TPA, Cavell USA, to manage the claims processing for asbestos and environmental claims reinsured under the NICO Cover. Our claims department personnel are consulted by NICO and Cavell USA on major claims. As with all TPAs, claims department personnel perform claim audits on Cavell to ensure their controls, processes and settlements are appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Asbestos and Environmental Reserves."

Terrorism

        Since the terrorist attacks of September 11, 2001, OneBeacon has sought to mitigate the risk associated with any future terrorist attacks by limiting the aggregate insured value of policies in geographic areas with exposure to losses from terrorist attacks. This is accomplished by either limiting the total insured values exposed, or, where applicable, through the use of terrorism exclusions.

        On December 22, 2005, the United States government extended the Terrorism Act, which was set to expire on December 31, 2005, for two more years. The Terrorism Act, originally enacted on November 26, 2002 establishes a Federal "backstop" for commercial property and casualty losses, including workers compensation, resulting from acts of terrorism by or on behalf of any foreign person or foreign interest. The law limits the industry's aggregate liability by requiring the Federal government to share 90% of certified losses in 2006 once a company meets a specific retention or deductible as determined by its prior year's direct written premiums and limits the aggregate liability to be paid by the government and industry without further action by Congress at $100.0 billion. In exchange for this "back-stop," primary insurers are required to make coverage available to commercial insureds for losses from acts of non-domestic terrorism as specified in the Terrorism Act. The following types of coverage are excluded from the program: commercial automobile, burglary and theft, surety, farmowners multi-peril and all professional liability coverage except directors and officers coverage.

        We estimate our individual retention level for commercial policies subject to the Terrorism Act to be approximately $150.0 million in 2006. The aggregate industry retention levels are $25.0 billion in 2006 and $27.5 billion in 2007. The Federal government will pay 90% of covered terrorism losses that exceed OneBeacon's or the industry's retention levels in 2006, and 85% of such losses in 2007, up to a total of $100 billion in each year.

        Our current property and casualty catastrophe reinsurance programs provide coverage for "non-certified" events as defined under the Terrorism Act, provided such losses are not the result of a nuclear, biological or chemical attack. See "Business—Reinsurance Protection and Catastrophe Management."

        We closely monitor and manage our concentration of risk by geographic area. Our strategy is to control our exposures so that our total PML from a terrorism event within any half-mile radius in a metropolitan area or around a target risk will not exceed $200 million, or $300 million in all other areas. (PML is a modeling technique that measures a company's catastrophic exposure as the maximum probable loss from a defined loss event scenario.) The financial exposure of potential new business is evaluated when it is located in an area of existing concentration or individually presents significant terrorism exposure. Additionally, formal reports are generated quarterly to help validate that our terrorism exposures do not exceed the limits specified within our corporate standards. As a result, we believe that we have taken appropriate actions to limit our exposure to losses from terrorist attacks and will continue to monitor our terrorism exposure in the future. Nonetheless, risks insured by us, including those covered by the Terrorism Act, remain exposed to terrorist attacks and the possibility remains that losses resulting from future terrorist attacks could prove to be material to us.

Reinsurance Protection and Catastrophe Management

        In the ordinary course of our business, we purchase reinsurance from high-quality, highly rated, third party reinsurers in order to minimize loss from large risks or catastrophic events.

        The timing and size of catastrophe losses are unpredictable and the level of losses experienced in any year could be material to our operating results and financial position. Examples of catastrophes include losses caused by earthquakes, wildfires, hurricanes and other types of storms and terrorist acts. The extent of losses caused by catastrophes is both a function of the amount and type of insured exposure in an area affected by the event and the severity of the event. We use models (primarily AIR V.8) to estimate losses our exposures would generate under various scenarios as well as the probability of those losses occurring. We use this model output in conjunction with other data to manage our exposure to catastrophe losses through individual risk selection and by limiting our concentration of insurance written in catastrophe-prone areas, such as coastal regions. In addition, we impose wind deductibles on existing coastal windstorm exposures. We believe that our largest single event natural catastrophe exposures are Northeastern United States windstorms and California earthquakes.

        We seek to further reduce our potential loss from catastrophe exposures through the purchase of catastrophe reinsurance. Effective July 1, 2006, we renewed our property catastrophe reinsurance program through June 30, 2007. Under that cover, the first $200 million of losses resulting from any single catastrophe are retained by us and losses from a single event in excess of $200 million and up to $850 million are reinsured for 100% of the loss. We anticipate this $850 million limit is sufficient to cover Northeast windstorm losses with a 0.4%-0.5% probability of occurrence (1-in-250-year event to 1-in-200-year event). In the event of a catastrophe, our property catastrophe reinsurance program can be reinstated for the remainder of the original contract term by paying a reinstatement premium that is based on the percentage of coverage reinstated and the original property catastrophe coverage premium.

        Our property catastrophe reinsurance program does not cover personal or commercial property losses resulting from nuclear, biological or chemical terrorist attacks. The program covers personal property losses resulting from "certified" events as defined under the Terrorism Act, such as foreign terrorism, provided such losses were not caused by nuclear biological or chemical means. The program also covers personal and commercial property losses resulting from "non-certified" events as defined under the Terrorism Act, such as domestic terrorist attacks, provided such losses were not caused by nuclear, biological or chemical means.

        We also purchase individual property reinsurance coverage for certain risks to reduce large loss volatility. The property-per-risk reinsurance program reinsures losses in excess of $5 million up to $75 million. Individual risk facultative reinsurance may be purchased above $75 million where we deem it appropriate. The property-per-risk treaty also reinsures losses in excess of $10 million up to $75 million on an individual risk basis for terrorism losses. However, nuclear, biological and chemical events are not covered.

        We also maintain a casualty reinsurance program that provides protection for individual risk or catastrophe losses involving workers compensation, general liability, automobile liability or umbrella liability in excess of $6 million up to $81 million. This program provides coverage for either "certified" or "non-certified" terrorism losses but does not provide coverage for losses resulting from nuclear, biological or chemical attacks.

        In 2001, we purchased reinsurance contracts with two reinsurance companies rated "AAA" ("Extremely Strong", the highest of twenty-one ratings) by Standard & Poor's and "A++" ("Superior", the highest of fifteen ratings) by A.M. Best. One is a reinsurance cover with NICO which entitles us to recover up to $2.5 billion in ultimate losses and loss adjustment expenses incurred related to A&E claims arising from business written by our predecessor prior to 1992 and 1987, respectively. As of

June 30, 2006, we have ceded estimated incurred losses of approximately $2.1 billion to the NICO Cover. The other contract is a reinsurance cover with General Reinsurance Corporation, or GRC, for up to $570 million of additional losses on all claims arising from accident years 2000 and prior. As of June 30, 2006, we have ceded estimated incurred losses of approximately $531.7 million to the GRC Cover. Pursuant to the GRC Cover, we are not entitled to recover losses to the full contract limit if such losses are reimbursed by GRC more quickly than anticipated at the time the contract was signed. We intend to only seek reimbursement from GRC for claims which result in payment patterns similar to those supporting our recoverables recorded pursuant to the GRC Cover. The economic cost of not submitting certain other eligible claims to GRC is primarily the investment spread between the rate credited by GRC and the rate achieved by us on our own investments. This cost, if any, is expected to be small.

        Reinsurance contracts do not relieve us of our obligation to our policyholders. Therefore, collectibility of balances due from reinsurers is critical to our financial strength.

Loss and LAE Reserves

        We establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates."

        The following tables summarize our loss and LAE reserve activities for the years ended December 31, 2003, 2004 and 2005:

Year ended December 31, 2003	Primary Insurance Operations	Affiliate Quota Shares	Other Operations	Consolidated
Gross beginning balance	$7,507.0	$—	$(480.9)	$7,026.1
Less beginning reinsurance recoverable on unpaid losses	3,534.4	—	(316.7)	3,217.7

Net loss and LAE reserves	3,972.6	—	(164.2)	3,803.4
Loss and LAE reserves sold—TPIC	—	—	—	—
Loss and LAE reserves consolidated—New Jersey Skylands	—	—	—	—
Losses and LAE incurred relating to:
Current year losses	1,226.3	—	—	1,266.3
Prior year losses	137.9	—	—	137.9

Total incurred losses and LAE	1,364.2	—	—	1,364.2
Accretion of fair value adjustment to net loss and LAE reserves	—	—	48.6	48.6
Loss and LAE paid relating to:
Current year losses	(620.6)	—	—	(620.6)
Prior year losses	(1,562.0)	—	—	(1,562.0)

Total loss and LAE payments	(2,182.6)	—	—	(2,182.6)
Net ending balance
Plus ending reinsurance recoverable on unpaid losses	3,154.2	—	(115.6)	3,038.6
	2,954.8	—	(297.5)	2,657.3

Gross ending balance	$6,109.0	$—	$(413.1)	$5,695.9

Year ended December 31, 2004	Primary Insurance Operations	Affiliate Quota Shares	Other Operations	Consolidated
Gross beginning balance	$6,109.0	$—	$(413.1)	5,695.9
Less beginning reinsurance recoverable on unpaid losses	2,954.8	—	(297.5)	2,657.3

Net loss and LAE reserves	3,154.2	—	(115.6)	3,038.6
Loss and LAE reserves sold—TPIC	—	—	—	—
Loss and LAE reserves consolidated—New Jersey Skylands	62.1	—	—	62.1
Losses and LAE incurred relating to:
Current year losses	1,348.8	(62.7)	—	1,286.1
Prior year losses	99.3	—	—	99.3

Total incurred losses and LAE	1,448.1	(62.7)	—	1,385.4
Accretion of fair value adjustment to net loss and LAE reserves	—	—	33.2	33.2
Loss and LAE paid relating to:
Current year losses	(565.5)	18.2	—	(547.3)
Prior year losses	(1,441.6)	—	—	(1,441.6)

Total loss and LAE payments	(2,007.1)	18.2	—	(1,988.9)
Net ending balance
Plus ending reinsurance recoverable on unpaid losses	2,657.3	(44.5)	(82.4)	2,530.4
	2,670.9	—	(279.1)	2,391.8

Gross ending balance	$5,328.2	$(44.5)	$(361.5)	$4,922.2

Year ended December 31, 2005	Primary Insurance Operations	Affiliate Quota Shares	Other Operations	Consolidated
Gross beginning balance	$5,328.2	$(44.5)	$(361.5)	$4,922.2
Less beginning reinsurance recoverable on unpaid losses	2,670.9	—	(279.1)	2,391.8

Net loss and LAE reserves	2,657.3	(44.5)	(82.4)	2,530.4
Loss and LAE reserves sold—TPIC	(11.8)	—	—	(11.8)
Loss and LAE reserves consolidated—New Jersey Skylands	—	—	—	—
Losses and LAE incurred relating to:
Current year losses	1,244.4	47.0	—	1,291.4
Prior year losses	105.9	(6.9)	—	99.0

Total incurred losses and LAE	1,350.3	40.1	—	1,390.4
Accretion of fair value adjustment to net loss and LAE reserves	—	—	26.0	26.0
Loss and LAE paid relating to:
Current year losses	(435.7)	(62.1)	—	(497.8)
Prior year losses	(1,228.6)	24.8	—	(1,203.8)

Total loss and LAE payments	(1,664.3)	(37.3)	—	(1,701.6)
Net ending balance
Plus ending reinsurance recoverable on unpaid losses	2,331.4	(41.6)	(56.4)	2,233.4
	3,382.0	—	(261.1)	3,120.9

Gross ending balance	$5,713.4	$(41.6)	$(317.5)	$5,354.3

        The following information presents (1) our reserve development over the preceding ten years and (2) a reconciliation of reserves in accordance with accounting principles and practices prescribed or permitted by insurance authorities ("Statutory" basis) to such reserves determined in accordance with GAAP, each as prescribed by Securities Act Industry Guide No. 6.

        Section I of the ten year table shows the estimated liability that was recorded at the end of each of the indicated years for all current and prior accident year unpaid losses and LAE. The liability represents the estimated amount of losses and LAE for claims that were unpaid at the balance sheet date, including incurred but not reported, or IBNR, reserves. In accordance with GAAP, the liability for unpaid losses and LAE is recorded in the balance sheet gross of the effects of reinsurance with an estimate of reinsurance recoverables arising from reinsurance contracts reported separately as an asset. The net balance represents the estimated amount of unpaid losses and LAE outstanding as of the balance sheet date, reduced by estimates of amounts recoverable under reinsurance contracts.

        Section II shows the cumulative amount of net losses and LAE paid relating to recorded liabilities as of the end of each succeeding year. Section III shows the re-estimated amount of the previously recorded net liability as of the end of each succeeding year. Estimates of the liability for unpaid losses and LAE are increased or decreased as payments are made and more information regarding individual claims and trends, such as overall frequency and severity patterns, becomes known. Section IV shows the cumulative net (deficiency)/redundancy representing the aggregate change in the liability from original balance sheet dates and the re-estimated liability through December 31, 2005. Section V shows the re-estimated gross liability and re-estimated reinsurance recoverables through December 31, 2005. Section VI shows the cumulative gross (deficiency)/redundancy representing the aggregate change in the liability from original balance sheet dates and the re-estimated liability through December 31, 2005.

	Primary Insurance Operations Loss and LAE (1), (2), (3) Year ended December 31,
	1995	1996	1997	1998(4)	1999	2000	2001	2002	2003	2004	2005
	($ in millions)
I. Liability for unpaid losses and LAE:
Gross balance	$5,844.4	$5,804.4	$5,655.9	$6,869.5	$6,276.0	$6,875.4	$8,320.2	$7,507.0	$6,109.0	$5,328.2	$5,713.4
Less reinsurance recoverable on unpaid	(1,307.4)	(1,260.4)	(1,159.2)	(1,641.0)	(1,262.7)	(1,252.1)	(3,591.5)	(3,534.4)	(2,954.7)	(2,670.9)	(3,382.0)

Net balance	$4,537.0	$4,544.0	$4,496.7	$5,228.5	$5,013.3	$5,623.3	$4,728.7	$3,972.6	$3,154.3	$2,657.3	$2,331.4
II. Cumulative amount of net liability paid through:
1 year later	1,476.6	1,594.8	1,684.3	1,784.3	1,938.4	1,965.7	1,852.2	1,610.4	1,421.3	1,095.5
2 years later	2,372.6	2,621.3	2,732.5	2,908.5	3,065.4	3,153.6	3,040.3	2,764.6	2,274.7
3 years later	3,083.3	3,331.1	3,515.0	3,643.7	3,825.2	3,985.3	3,964.5	3,490.1
4 years later	3,571.3	3,872.2	4,028.8	4,061.7	4,330.6	4,597.5	4,530.4
5 years later	3,961.5	4,225.0	4,282.8	4,353.7	4,667.3	4,958.0
6 years later	4,219.2	4,398.1	4,464.4	4,555.9	4,887.5
7 years later	4,329.4	4,516.6	4,584.6	4,701.7
8 years later	4,416.0	4,609.4	4,694.6
9 years later	4,485.7	4,691.3
10 years later	4,555.6
III. Net Liability re-estimated as of:
1 year later	4,584.7	4,627.8	5,370.1	5,237.1	5,829.0	4,730.8	4,781.3	4,110.3	3,253.4	2,763.2
2 years later	4,667.1	5,476.0	5,424.7	5,916.1	4,942.0	4,824.2	5,059.4	4,227.0	3,380.4
3 years later	5,460.6	5,549.0	5,965.0	4,929.6	4,927.0	5,294.3	5,143.8	4,344.8
4 years later	5,510.6	5,924.8	4,980.5	4,857.5	5,221.8	5,336.0	5,222.8
5 years later	5,779.5	4,948.0	4,911.8	5,042.9	5,165.8	5,383.6
6 years later	4,794.7	4,900.4	5,069.3	4,929.1	5,197.2
7 years later	4,749.4	5,028.9	4,902.3	4,936.5
8 years later	4,871.8	4,867.4	4,910.2
9 years later	4,714.2	4,868.0
10 years later	4,713.6
IV. Cumulative net (deficiency)/redundancy(5)(6)	$(176.6)	$(324.0)	$(413.5)	$292.0	$(183.9)	$239.7	$(494.1)	$(372.2)	$(226.1)	$(105.9)
Percent (deficient)/redundant	(3.9)%	(7.1)%	(9.2)%	5.6%	(3.7)%	4.3%	(10.4)%	(9.4)%	(7.2)%	(4.0)%
V. Reconciliation of net liability re-estimated as of the end of the latest re-estimation period (see III above):
Gross unpaid loss and LAE latest re-estimate	$8,777.5	$8,931.1	$8,892.2	$9,392.6	$9,378.6	$9,539.3	$9,810.4	$8,877.5	$7,230.6	$6,248.3
Reinsurance recoverable latest re-estimate	(4,063.9)	(4,063.1)	(3,982.0)	(4,456.1)	(4,181.4)	(4,155.7)	(4,587.6)	(4,532.7)	(3,850.2)	(3,485.1)

Net unpaid loss and LAE latest re-estimate	$4,713.6	$4,868.0	$4,910.2	$4,936.5	$5,197.2	$5,383.6	$5,222.8	$4,344.8	$3,380.4	$2,763.2
VI. Cumulative Gross deficiency	$(2,933.1)	$(3,126.7)	$(3,236.3)	$(2,523.1)	$(3,102.6)	$(2,663.9)	$(1,490.2)	$(1,370.5)	$(1,121.6)	$(920.1)
Percent deficient	(50.2)%	(53.9)%	(57.2)%	(36.7)%	(49.4)%	(38.7)%	(17.9)%	(18.3)%	(18.4)%	(17.3)%

(1)
In 1998, OneBeacon was formed as a result of a pooling of interests between Commercial Union Corporation and General Accident Corporation of America. All historical balances have been restated as though the companies had been merged throughout the periods presented.

(2)
This table reflects the effects of the NICO Cover and the GRC Cover as if they had been in effect for all periods presented.

(3)
OneBeacon became a wholly owned subsidiary of White Mountains during 2001. Reserve development for the years ended 1995 through 2000 reflects development on reserves established before White Mountains consolidated OneBeacon's results.

(4)
OneBeacon acquired Houston General Insurance Company in 1998 and contributed it to Houston General Insurance Exchange in 2005. All liabilities related to this entity have been shown from 1998 forward in this table as it is still consolidated by OneBeacon.

(5)
The ten-year table is reflective of activity related to our loss and LAE reserves from our Primary Insurance Operations segment and does not include the effect of any reserve activity from the affiliate quota share agreements or other operations.

(6)
Our December 31, 2004 net liability for unpaid loss and LAE for our Primary Insurance Operations segment re-estimated as of one year later resulted in a net deficiency of $105.9 million. This does not include the cession of $6.9 million of development related to our affiliate quota share agreement with Sirius. Reflecting this cession, our December 31, 2004 net liability for unpaid loss and LAE for our consolidated operations re-estimated as of one year later resulted in a net deficiency of $99.0 million, which equals the amount recorded in 2005 for unfavorable development.

        The cumulative net (deficiency)/redundancy in the table above reflects reinsurance recoverables recorded under the NICO Cover and the GRC Cover. These covers apply to losses incurred in 2000 and prior years. As a result, they have the effect of significantly increasing our reinsurance recoverables in 2001 and reducing our net reserve deficiency for each of the years presented prior to 2001 by the amount of the gross reserves ceded at the time these covers were purchased. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates." In addition, in June 2005, we completed an internal study of our A&E exposures. Based on the study, we increased our best estimate of our incurred losses ceded to NICO, net of underlying reinsurance, by $353.0 million ($841.0 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. This had the effect of significantly increasing our reinsurance recoverables in 2005 and reducing our net reserve deficiency for each of the years presented prior to 2001 by the amount of the gross reserves ceded to NICO upon completion of this study. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates."

        The following table reconciles loss and LAE reserves for our Primary Insurance Operations determined on a statutory basis to loss and LAE reserves determined in accordance with GAAP at December 31, as follows:

	December 31,
	2003	2004	2005
	($ in millions)
Statutory reserves	$4,982.5	$4,309.9	$4,253.4
Reinsurance recoverable on unpaid losses(1)	1,168.3	1,002.9	1,455.2
Reserves allocated from other segments, net	—	44.5	41.6
Other(2)	(41.8)	(29.1)	(36.8)

GAAP reserves	$6,109.0	$5,328.2	$5,713.4

(1)
Represents adjustments made to add back reinsurance recoverables on unpaid losses included with the presentation of reserves under GAAP.

(2)
Primarily represents long-term workers compensation loss and LAE reserve discount recorded of $38.0 million, $36.1 million and $36.8 million in 2003, 2004 and 2005 in excess of statutorily defined discount.

Affiliate Quota Shares

        Our historical consolidated financial statements reflect two quota share reinsurance agreements we entered into with subsidiaries of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, OneBeacon assumed approximately 85% of business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary. Under the Sirius Quota Share, OneBeacon ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains.

        The affiliate quota shares were entered into primarily for White Mountains' capital management purposes and therefore, financial information reflected in Primary Insurance Operations are prior to the quota share reinsurance agreements consistent with how management measures our financial performance. Further, the affiliate quota shares will be commuted prior to this offering.

Other Operations

        Our Other Operations segment consists of the activities of OneBeacon Insurance Group, Ltd. and our intermediate subsidiary holding companies. Our Other Operations segment primarily consists of financing activities, purchase accounting adjustments relating to the OneBeacon Acquisition and other assets and general and administrative expenses incurred at the holding company level.

Investments

        Our investment portfolios are managed under agreements with WM Advisors, a registered investment adviser that is owned by White Mountains and Prospector, a registered investment adviser. See "Certain Relationships and Related Transactions—Investment Management Agreement with White Mountains Advisors LLC" and "—Investment Management Agreement with Prospector Partners, LLC."

        We place an emphasis on optimizing the economic value of our assets, preserving our investment assets and providing an income stream. We segregate our invested assets between "policyholder funds" (those invested assets that support net policyholder liabilities and statutory minimum capital) and "shareholder funds" (all other invested assets). In compliance with our investment philosophy, the policyholder funds are generally invested in a conservative, fixed-income portfolio in order to preserve these investment assets, while the shareholder funds are invested in less conservative assets in order to seek the highest risk-adjusted return.

Investment Philosophy

        Overview.    Our investment philosophy is to maximize our after tax total risk-adjusted return over the long term. Under this approach, each dollar of after tax investment income and realized and unrealized gains and losses is valued equally. Our investment portfolio mix as of June 30, 2006 consisted in large part of high quality, fixed maturity securities and short-term investments, as well as a smaller allocation to common equity securities and other investments, such as hedge funds, limited partnerships and private equities. Our management believes that prudent levels of investments in common equity securities and other investments within our investment portfolio are likely to enhance long term after-tax total returns without significantly increasing the risk profile of the portfolio.

        Fixed income.    WM Advisors' overall fixed maturity investment strategy is to purchase securities that are attractively priced in relation to credit risks. WM Advisors generally manages the interest rate risk associated with holding fixed maturity investments by actively maintaining the average duration of the portfolio to achieve an adequate after tax total return without subjecting the portfolio to an unreasonable level of interest rate risk.

        Equities.    Prospector's investment strategy is to maximize absolute total return through investments in a variety of equity and equity-related instruments, including convertible preferred and convertible debt securities. Using a value orientation, Prospector invests in relatively concentrated positions in the United States and other developed markets. Prospector's philosophy is to invest for total risk-adjusted return using a bottom-up, value discipline. Preservation of capital is of the utmost importance.

Investment Results

        At June 30, 2006, approximately 96% of our fixed maturity investments held an investment grade rating from Standard & Poor's or from Moody's if a given security is unrated by Standard & Poor's. Standard & Poor's and Moody's are two leading independent rating agencies that assess the credit quality of companies that have publicly issued debt. An investment grade rating, which is indicative of a strong credit profile of an issuer, is defined as "BBB-" ("Adequate", the tenth highest of twenty-two ratings) or better by Standard & Poor's and "Baa3" ("Moderate Risk", the tenth highest of twenty-one ratings) or better by Moody's. We expect to continue to invest primarily in high quality fixed maturity investments. Nearly all the fixed maturity investments currently held by us are publicly traded, and as such we consider them to be liquid.

        The following table presents the composition of our investment portfolio as of December 31, 2003, 2004 and 2005 and as of June 30, 2006:

	As of December 31,						As of June 30,
	2003		2004		2005		2006
Type of Investment	$ in millions	% of total	$ in millions	% of total	$ in millions	% of total	$ in millions	% of total
	($ in millions)
Fixed maturity investments	$4,335.1	80.8%	$3,912.9	75.7%	$3,690.4	77.5%	$3,271.4	73.3%
Short-term investments	473.2	8.8	383.3	7.4	207.6	4.3	240.5	5.4
Montpelier common stock(1)	—	—	235.0	4.6	115.7	2.4	105.9	2.3
Common stock, excluding Montpelier	416.5	7.8	481.2	9.3	475.6	10.0	611.0	13.7
Other investments	140.7	2.6	157.1	3.0	275.2	5.8	236.7	5.3

Total	$5,365.5	100.0%	$5,169.5	100.0%	$4,764.5	100.0%	$4,465.5	100.0%

(1)
Our investment in Montpelier common stock was classified as an investment in unconsolidated affiliate at December 31, 2003, and as such is presented separately from other common equity securities.

        The following table presents the total GAAP pre-tax rate of return for our investment portfolio for the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2005 and June 30, 2006:

	Year ended December 31,			Six months ended June 30,
Type of Investment
	2003	2004	2005	2005	2006
Fixed maturity investments	5.9%	4.7%	2.0%	0.7%	1.1%
Short-term investments	1.2	0.8	2.7	1.3	2.3
Montpelier common stock(1)	—	46.1	(44.1)	7.0	(8.0)
Core common stock(2)	37.7	29.0	20.7	8.4	14.4
Other investments	14.5	17.7	16.2	4.0	1.1

Total	6.7%	8.5%	2.8%	1.8%	2.5%

(1)
Our investment in Montpelier common stock was classified as an investment in unconsolidated affiliate for the year ended December 31, 2003, and as such is presented separately from other common equity securities. As a result, the Montpelier common stock is not included in the GAAP pre-tax total return for periods prior to March 2004.

(2)
Represents all common stock holdings other than Montpelier, which was transferred to White Mountains on August 24, 2006 in exchange for an agreed upon portfolio of common equity and fixed maturity investments of equal value.

        The breakdown of our fixed maturity portfolio at June 30, 2006 by credit class, based upon issue credit ratings provided by Standard & Poor's, or if unrated by Standard and Poor's, long-term obligation ratings provided by Moody's, is as follows:

Ratings	Amortized Cost	Percentage
	($ in millions)
U.S. Government and government-sponsored enterprises	$868.5	26.8%
AAA/Aaa	638.6	19.7
AA/Aa	119.3	3.7
A/A	725.7	22.4
BBB/Baa	775.4	23.9
Other/not rated	117.8	3.5

Total	$3,245.3	100.0%

        The weighted average duration of our fixed maturity portfolio at June 30, 2006 is three years. The maturity distribution for fixed maturity securities held at June 30, 2006 is as follows:

Maturity	Amortized Cost	Estimated Fair Value
	($ in millions)
Due within one year	$421.9	$427.0
Due after one through five years	920.8	919.5
Due after five through ten years	645.3	644.4
Due after ten years	281.5	286.0
Asset-backed securities	931.4	930.9
Preferred stocks	44.4	63.6

Total	$3,245.3	$3,271.4

        Our total GAAP pre-tax net investment return for the six months ended June 30, 2006, was as follows:

Total
($ in millions)
Net investment income	$99.2
Net realized investment gains	69.6
Net unrealized losses	(42.5)

Total GAAP pre-tax net investment return	$126.3

        We regularly review our entire portfolio, practice active security selection and perform frequent sector selection analyses. As a general matter, we do not emphasize active asset-liability matching as a portfolio management strategy.

Investment in Unconsolidated Affiliate

        Main Street America Holdings, Inc., or MSA.    MSA is a subsidiary of Main Street America Group Mutual Holdings, Inc., or Main Street Group, a Florida-domiciled mutual property and casualty insurance holding company, which insures risks located primarily in New York, Massachusetts, Connecticut, Pennsylvania, New Hampshire, Virginia and Florida. We own 50% of the outstanding common stock of MSA and account for this investment using the equity method of accounting. MSA's net written premiums for the years ended December 31, 2003, 2004 and 2005 totaled $427.6 million, $454.5 million and $481.6 million, respectively, and its net income totaled $29.3 million, $30.3 million and $16.1 million, respectively. MSA's total assets as of December 31, 2004 and 2005 were $993.1 million and $1,064.8 million, respectively, and its common shareholder's equity was $324.0 million and $334.9 million, respectively. The principal insurance operating subsidiaries of Main Street Group are rated "A" (Excellent, the third highest of fifteen ratings) by A.M. Best.

        As of December 31, 2004 and 2005, our total investment in MSA was $161.7 million and $168.0 million, respectively.

Competition

        Property and casualty insurance is highly competitive. In specialty lines, we compete with numerous regional and national insurance companies, most notably The Chubb Corporation, American International Group, The St. Paul Travelers Companies, CNA Financial Corporation and the regional Farm Bureaus. In commercial and personal lines, we compete with numerous regional and national insurance companies, most notably The St. Paul Travelers Companies, Inc., Zurich Financial Services Group, CNA Financial Corporation, Hartford Financial Services Group, Inc., The Hanover Insurance Group, Inc., W.R. Berkley Corporation, The Chubb Corporation, The Progressive Corporation, Allstate Insurance Company and Liberty Mutual Insurance Company. The more significant competitive factors for most insurance products we offer are price, product terms and claims service. Our underwriting principles and dedication to independent agency distribution are unlikely to make us the low-cost provider in most markets. However, while it is often difficult for insurance companies to differentiate their products to consumers, we believe that our dedication to providing superior product offerings, expertise and local talent, claims service and disciplined underwriting provide a competitive advantage over typical low-cost providers. However, as the emergence and growth of competitors that have lower cost structures, such as direct writers, continues, we will face greater pressure on our pricing which may impact our ability to compete.

Ratings

        Insurance companies are evaluated by various rating agencies in order to measure each company's financial strength. Higher ratings generally indicate financial stability and a stronger ability to pay claims. We currently have an "A" rating with a stable outlook from A.M. Best ("Excellent", the third highest of 15 ratings), "A" rating with a stable outlook from Standard & Poor's ("Strong", the sixth highest of 21 ratings), "A2" rating with a stable outlook by Moody's ("Good", the sixth highest of 21 ratings), and "A" rating with a stable outlook by Fitch ("Strong", the sixth highest of 24 ratings). We believe that strong ratings are an important factor in the marketing of insurance products to agents and consumers. These financial strength ratings do not refer to our ability to meet non-insurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold, or sell our securities.

Employees

        As of June 30, 2006, we employed approximately 3,500 persons. We believe that we have satisfactory relations with our employees.

Properties

        Our principal office is currently located in Boston, Massachusetts, but we anticipate consolidating our Massachusetts offices to a new facility in Canton, Massachusetts in the fourth quarter of 2006. We also maintain branch offices in various cities throughout the United States. Our current principal office and our branch offices are leased. The new offices in Canton, Massachusetts are owned by us. Management considers our office facilities suitable and adequate for our current level of operations.

Legal Proceedings

        OneBeacon, and the insurance industry in general, are subject to litigation and arbitration in the normal course of business. Other than those items listed below, we are not a party to any material litigation or arbitration other than as routinely encountered in claims activity, none of which is expected by management to have a material adverse effect on our financial condition and/or cash flows.

        OneBeacon is in a dispute with Liberty Mutual over certain costs Liberty Mutual claims it incurred in connection with the Liberty Agreement. Liberty Mutual asserts that these costs are part of unallocated loss adjustment expenses, or ULAE, due Liberty Mutual under the Liberty Agreement. Liberty Mutual further asserts that ULAE on charges previously billed to and settled by OneBeacon since the inception of the Liberty Agreement should be retroactively recast in addition to changing the calculation of ULAE charges for the period not yet settled. OneBeacon believes that the recast charges, which are significantly higher than prior ULAE calculations, and the calculation of ULAE charges for the period not yet settled are inconsistent with the terms of the Liberty Agreement and with standard industry definitions of ULAE. The amount of additional ULAE Liberty Mutual claims that it incurred under the Liberty Agreement totals approximately $65 million. Liberty Mutual has since invoked the provisions of offset under the Liberty Agreement and has netted amounts billed under the ULAE dispute against amounts otherwise payable to OneBeacon. As of December 31, 2005, OneBeacon has recorded in its loss and LAE reserves an estimate of ULAE expenses due Liberty Mutual on a basis that it believes is consistent with the terms of the Liberty Agreement and with standard industry definitions of ULAE. Recently, this dispute was placed in arbitration, although the arbitrator panel has not yet been formed nor have dates for the arbitration hearings been scheduled.

        Our subsidiaries OneBeacon Insurance Group LLC and OneBeacon Insurance Company, or OBIC also have asserted claims against Liberty Mutual (and Peerless Insurance Company) in the Philadelphia Court of Common Pleas, or the Court, in which they assert that Liberty Mutual (and Peerless Insurance Company) breached the Pre-Closing Administrative Services Agreement, handled claims files negligently, breached fiduciary duties and were unjustly enriched. The Court has stayed those claims pending the resolution of the arbitration between OBIC and Liberty Mutual for breach of contract. The arbitration hearing has been scheduled to commence in November 2006.

REGULATORY MATTERS

General

        Our insurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of historical consolidated financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. Loss ratio trends in property and casualty insurance underwriting may be improved by, among other things, changing the kinds of coverages provided by policies, providing loss prevention and risk management services, increasing premium rates, purchasing reinsurance or by a combination of these factors. The ability of our insurance subsidiaries to meet emerging adverse loss ratio trends may be delayed, from time to time, by the effects of laws which require prior approval by insurance regulatory authorities of changes in policy forms and premium rates. We believe that we are in compliance with all applicable laws and regulations applicable to our business that would have a material effect on our financial position in the event of non-compliance.

State Accreditation and Monitoring

        Over the last several years most states have implemented laws that establish standards for current, as well as continued, state accreditation. In addition, the National Association of Insurance Commissioners, or NAIC, has adopted risk-based capital, or RBC, standards for property and casualty companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; declines in asset values arising from market and/or credit risk; and off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and excessive premium growth. Under laws adopted by individual states, insurers having less total adjusted capital than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. Our current RBC ratios are satisfactory and such ratios are not expected to result in any adverse regulatory action. We are not aware of any current recommendations by regulatory authorities that would be expected to have a material effect on our results of operations or liquidity.

        The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined "usual ranges." Generally, regulators will begin to investigate or monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue. We are not aware that any of our insurance companies are currently subject to regulatory investigation based on these ratios.

        State insurance laws require us to analyze the adequacy of our reserves annually. Our actuaries must submit an opinion that our reserves, when considered in light of the assets we hold with respect to those reserves, make adequate provision for our contractual obligations and related expenses.

        Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit a private passenger automobile insurer's ability to cancel or renew policies.

Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of insurance business in the state without the state regulator's approval. State regulators may refuse to approve withdrawal plans on the grounds that they could lead to market disruption. Such laws and regulations may restrict our ability to exit unprofitable markets.

Mandatory Shared Market Mechanisms

        As a condition of our license to do business in certain states, we are required to participate in mandatory shared market mechanisms. Each state dictates the types of insurance and the level of coverage that must be provided. The most common type of shared market mechanism in which we are required to participate is an assigned risk plan. Many states operate assigned risk plans. The NYAIP and New Jersey commercial automobile insurance plans are two such shared market mechanisms in which we are required to participate. The total number of such policies an insurer is required to accept is based on its market share of voluntary business in the state. Underwriting results related to assigned risk plans are typically adverse. Accordingly, we may be required to underwrite policies with a higher risk of loss than we would otherwise accept.

        Reinsurance facilities are another type of shared market mechanism. Reinsurance facilities require an insurance company to accept all applications submitted by certain state designated agents. The reinsurance facility then allows the insurer to cede some of its business to the reinsurance facility so that the facility will reimburse the insurer for claims paid on ceded business. Typically, however, reinsurance facilities operate at a deficit, which is funded through assessments against the same insurers. The Massachusetts Commonwealth Automobile Reinsurers is one such reinsurance facility in which we are compelled to participate.

Guaranty Associations

        The insurance laws of many states generally provide that property and casualty insurers doing business in those states belong to a statutory property and casualty guaranty association. The purpose of these guaranty associations is to protect policyholders by requiring that solvent property and casualty insurers pay certain insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on the insurer's share of voluntary written premiums in the state. While most guaranty associations provide for recovery of assessments through rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments. At June 30, 2006, our aggregate reserve for such assessments totaled $18.9 million.

Pricing, Investment and Dividends

        Nearly all states have insurance laws requiring property and casualty insurers to file price schedules, policy or coverage forms, and other information with the state's regulatory authority. In most cases, such price schedules and/or policy forms must be approved prior to use. While pricing laws vary from state to state, their objectives are generally to ensure that prices are adequate, not excessive and not discriminatory. For example, Massachusetts, a state where we have a sizable presence, sets virtually all aspects of automobile insurance rates, including agent commissions. Such regulations often challenge an insurer's ability to adequately price its product, which often leads to unsatisfactory underwriting results.

        We are subject to state laws and regulations that require investment portfolio diversification and that limit the amount of investment in certain categories. Non-compliance may cause non-conforming investments to be non-admitted in measuring statutory surplus and, in some instances, may require divestiture.

        One of the primary sources of cash inflows for us and certain of our intermediary holding companies is dividends received from our operating subsidiaries. Under the insurance laws of the jurisdictions under which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Accordingly, there is no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future. During 2005, our first-tier insurance subsidiaries declared and paid $74 million in cash and non-cash dividends to OneBeacon Insurance Group LLC. Our first tier insurance subsidiaries have the ability to pay dividends of approximately $197 million to us in 2006 without approval of regulatory authorities.

Holding Company Structure

        We are subject to regulation under certain state insurance holding company acts. These regulations contain reporting requirements relating to our capital structure, ownership, financial condition and general business operations. These regulations also contain special reporting and prior approval requirements with respect to certain transactions among affiliates. Since we are an insurance holding company, the domiciliary states of our insurance subsidiaries impose regulatory application and approval requirements on acquisitions of common shares which may be deemed to confer control over those subsidiaries, as that concept is defined under the applicable state laws. Acquisition of as little as 10% of our common shares may be deemed to confer control under the insurance laws of some jurisdictions, and the application process for approval can be extensive and time consuming.

Terrorism

        While the Federal government does not directly regulate the insurance business, Federal legislation and administrative policies affect the insurance industry. On December 22, 2005, the United States government extended the Terrorism Act, which was set to expire on December 31, 2005, for two more years. The Terrorism Act, originally enacted on November 26, 2002 establishes a Federal "backstop" for commercial property and casualty losses, including workers compensation, resulting from acts of terrorism by or on behalf of any foreign person or foreign interest. The law limits the industry's aggregate liability by requiring the Federal government to share 90 percent of certified losses in 2006 and 85 percent in 2007 once a company meets a specific retention or deductible as determined by its prior year's direct written premiums and limits the aggregate liability to be paid by the government and industry without further action by Congress at $100.0 billion. In exchange for this "back-stop," primary insurers are required to make coverage available to commercial insureds for losses from acts of non-domestic terrorism as specified in the Terrorism Act. The following types of coverage are excluded from the program: commercial automobile, burglary and theft, surety, farmowners multi-peril and all professional liability coverage except directors and officers coverage. We are actively complying with the requirements of the Terrorism Act in order to ensure our ability to be reimbursed by the Federal government for any losses we may incur as a result of future terrorist acts.

Legislation

        In addition, legislation has been introduced from time to time in recent years that, if enacted, could result in the Federal government assuming a more direct role in the regulation of the insurance industry. Furthermore, a number of additional enacted and pending legislative measures could lead to increased consolidation and increased competition for business and for capital in the financial services industry. We cannot predict whether any state or Federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what effect such measures may have on its insurance and reinsurance operations.

Environmental

        Both Federal and state laws and regulations govern the environmental cleanup of contaminated sites by, or for the account of, potentially responsible parties ("PRPs"). Superfund and comparable state statutes can impose liability for the entire cost of clean-up upon any responsible party, regardless of fault. The insurance industry in general is involved in extensive litigation regarding coverage issues arising out of the cleanup of such sites by insured PRPs and as a result has disputed many such claims. From time to time, comprehensive Superfund reform proposals are introduced in Congress, but none has yet been enacted. At this time, it remains unclear as to whether Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims. The NICO Cover includes coverage for such exposures at our company, however, there can be no assurance that the coverage provided under the NICO Cover will ultimately prove to be adequate for our incurred environmental losses.

Certain Other Bermuda Law Considerations

        We are an exempted company organized under the Companies Act. As a result, we will need to comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that:

  •
  the company is, or would after the payment be, unable to pay its liabilities as they become due; or

  •
  the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

        Under our bye-laws, each common share is entitled to dividends if, and when, dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. Issued share capital is the aggregate par value of the company's issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. In addition, the Companies Act regulates return of capital, reduction of capital and any purchase or redemption of shares by OneBeacon.

        Although we are incorporated in Bermuda, we have been designated as non-residents of Bermuda for exchange control purposes by the Bermuda Monetary Authority, or the BMA. Pursuant to our non-resident status, we may hold any currency other than Bermuda dollars and convert that currency into any other currency, other than Bermuda dollars, without restriction.

        Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The New York Stock Exchange is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the BMA has granted the Company permission to, subject to the common shares in the Company being listed on an appointed stock exchange, (a) issue and transfer the Company's shares, up to the amount of its authorised capital from time to time, to persons resident and non-resident of Bermuda for exchange control purposes; (b) issue and transfer options, warrants, depositary receipts, rights, and other securities of the Company; and (c) issue and transfer loan notes and other debt instruments and options, warrants, receipts, rights over loan notes and other debt instruments of the Company to persons resident and non-resident of Bermuda for exchange control purposes.

        In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity, for example, as an executor or trustee, certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

        Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As exempted companies, we may not, without the express authorization of the Bermuda legislature or under a license granted by the Bermuda Minister of Finance, participate in various specified business transactions, including:

  •
  the acquisition or holding of land in Bermuda, except land held by way of lease or tenancy agreement which is required for our business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for our officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years;

  •
  the taking of mortgages on land in Bermuda in excess of $50,000;

  •
  the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government or public authority securities; or

  •
  subject to some exceptions, the carrying on of business of any kind in Bermuda for which we are not licensed in Bermuda.

        Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. In addition, exempted companies, such as us, must comply with Bermuda resident representation provisions under the Companies Act which require that a minimum number of offices must be filled by persons who are ordinarily resident in Bermuda. We do not believe that such compliance will result in any material expense to us.

        For additional information relating to how Bermuda law may affect us, see "Description of Share Capital."

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors and executive officers as of the date of this offering.

Name	Age	Position(s)
Lowndes A. Smith*	66	Director, Chairman of the Board
T. Michael Miller	47	Director, President and Chief Executive Officer
Paul H. McDonough	41	Chief Financial Officer, Chief Accounting Officer
Alexander C. Archimedes	55	Senior Vice President, OneBeacon Insurance Company
Andrew C. Carnase	41	Senior Vice President, OneBeacon Insurance Company
Kevin J. Rehnberg	43	Senior Vice President, OneBeacon Insurance Company
Thomas L. Forsyth	51	General Counsel
Steven E. Fass	60	Director
David T. Foy	39	Director
Allan L. Waters*	48	Director, Chairman of Audit Committee
Morgan W. Davis*	56	Director

*
Nominated, but yet to be elected.

        Set forth below is information concerning our directors and executive officers as of the date of this prospectus:

        Lowndes A. Smith became a director of OneBeacon on                        , 2006 and has been a director of White Mountains since 2003. Mr. Smith serves as Managing Partner of Whittington Gray Associates. Mr. Smith formerly served as Vice Chairman of Hartford Financial Services Group, Inc., or The Hartford, and President and CEO of Hartford Life, Inc. He joined The Hartford in 1968. Mr. Smith is also a director of 85 investment companies in the mutual funds of The Hartford.

        T. Michael Miller became a director and President and CEO of OneBeacon in August 2006 and was appointed President and CEO of OneBeacon Insurance Group LLC, or OBIG, in July 2005 and joined OBIG as its Chief Operating Officer in April 2005. Prior to joining OneBeacon, Mr. Miller spent 10 years at St. Paul Travelers, most recently as Co-Chief Operating Officer. Prior to joining St. Paul Travelers, Mr. Miller spent 14 years with The Chubb Corporation.

        Paul H. McDonough was appointed CFO of OneBeacon in August 2006 and was appointed CFO of OBIG in December 2005. Mr. McDonough previously served as Executive Vice President and CFO for BJ's Wholesale Club from 2004 to 2005, and served as Treasurer for St. Paul Travelers, where he worked from 1999-2004. Prior to joining St. Paul Travelers, Mr. McDonough served in finance roles with Sears and with Chevron.

        Alexander C. Archimedes became Senior Vice President of OneBeacon Insurance Company in September 2002 after joining OneBeacon Insurance Company in January 2002. Mr. Archimedes was previously employed by Fireman's Fund Insurance Company for 16 years and most recently served as President and CEO of Parkway Insurance Company (a Fireman's Fund subsidiary) from 1993 to 2001. Prior to joining Fireman's Fund, Mr. Archimedes spent 9 years at Colonial Penn Insurance Company in various field and operational roles.

        Andrew C. Carnase became Senior Vice President of OneBeacon Insurance Company in 2002. Mr. Carnase previously served as Senior Vice President at The Chubb Corporation where he worked in various underwriting management positions from 1987 to 2002.

        Kevin J. Rehnberg became Senior Vice President of OneBeacon Insurance Company in 2005. Mr. Rehnberg previously served as Senior Vice President, Specialty Commercial at St. Paul Travelers

where he worked from 1997-2005. Prior to joining The St. Paul Companies Mr. Rehnberg served in underwriting management roles for 2 years with Liberty Mutual Insurance Company and for 9 years with The Chubb Corporation.

        Thomas L. Forsyth became General Counsel of OneBeacon Insurance Group LLC in January 2006. Mr. Forsyth previously served as General Counsel of Swiss Reinsurance America Corporation from 1994 to 2005. Prior to joining Swiss Re, he was a member of the law department of the Travelers Insurance Companies and associated with the law firm of Barger & Wolen.

        Steven E. Fass became a director of OneBeacon in August 2006 and has served as President and CEO of White Mountains since October 2005. Mr. Fass previously served as President and CEO of White Mountains Re Group, Ltd. from 2004 to February 2006 and as President and CEO of Folksamerica Reinsurance Company and its subsidiaries from 1984 to 2004. He joined Folksamerica as its Vice President, Treasurer and Chief Financial Officer in 1980. Mr. Fass also serves as Chairman of White Mountains Re Group, Ltd. and Esurance Holdings, Inc.

        David T. Foy became a director of OneBeacon in August 2006 and was appointed Executive Vice President and Chief Financial Officer of White Mountains in April 2003. Prior to joining White Mountains in 2003, Mr. Foy served as Senior Vice President and Chief Financial Officer of Hartford Life, Inc. and joined that company in 1993. Prior to joining Hartford Life, Inc., Mr. Foy was with Milliman and Robertson, an actuarial consulting firm. Mr. Foy also serves as the Chairman of Symetra Financial Corporation.

        Allan L. Waters became a director of OneBeacon on                        , 2006 and was a director of White Mountains from 2003 to 2004 and was re-elected a director in November 2005. Mr. Waters is the founder and Managing Member of Mulherrin Capital Advisors, LLC. Mr. Waters formerly served as Senior Vice President and Chief Financial Officer of White Mountains from 1993 to 1998, as Vice President and Controller from 1990 to 1993, as Vice President of Finance from 1987 to 1990 and as Assistant Vice President of Finance from 1985 to 1987. Mr. Waters is also a director of Artemis Woman, LLC.

        Morgan W. Davis became a director of OneBeacon on                        , 2006. Mr. Davis is currently a director of Esurance Holdings, Inc., and is the President and a director of American Centennial Insurance Co. or American Centennial. Mr. Davis was formerly Managing Director at OBIG from 2001 to 2005. From 1994 to 2001, he served in a variety of capacities for White Mountains. Prior to that, he was with Fireman's Fund Insurance Company for seven years and INA/ Cigna for ten years. He currently serves on the boards of Montpelier Re Holdings, Ltd. and Merastar Insurance Company.

Composition of Board; Classes of Directors

        We expect to be deemed a "controlled company" under the rules of The New York Stock Exchange, and will qualify for and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of The New York Stock Exchange. Pursuant to this exception, we will be exempt from the rules that require that our board of directors be comprised of a majority of "independent directors". When we complete this offering, our board of directors is expected to consist of 9 persons. Ultimately, our board of directors will consist of eleven persons, eight of whom will also be current or former employees, directors or officers of White Mountains. Current New York Stock Exchange, or NYSE, rules require us to appoint at least two directors who are "independent," as defined under the rules of the NYSE, within 90 days following the completion of this offering and an additional director who is "independent" within one year of this offering. We intend to appoint three "independent" directors as soon as possible, but in any event within the time period prescribed by the NYSE.

        Our board of directors is divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our shareholders beginning in 2007, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified.                        will serve as class I directors whose terms expire at the 2007 annual meeting of shareholders.                        will serve as class II directors whose terms expire at the 2008 annual meeting of shareholders.                        will serve as class III directors whose terms expire at the 2009 annual meeting of shareholders.

Committees of the Board

        Our board of directors will establish various committees to assist it with its responsibilities. Those committees are described below. Each committee established by the board of directors will undergo an annual performance evaluation to ensure that the committee adequately performs its responsibilities.

        After the completion of this offering, White Mountains will beneficially own all of our outstanding Class B common shares and                        shares of our outstanding Class A common shares, representing        % of the combined voting power of all classes of our voting securities and        % of the total equity. As a result, we will be deemed to be a "controlled company" under the rules of the NYSE, and will qualify for and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that require that our board of directors be comprised of a majority of "independent directors" and our compensation committee and nominating committee be comprised solely of "independent directors" as defined under the rules of the NYSE. The "controlled company" exception does not modify the independence requirements for the audit committee and we intend to comply with rules of the Securities and Exchange Commission, or SEC, and the NYSE with respect to our audit committee.

  Audit Committee

        After this offering, our board of directors will designate an audit committee that will consist of at least three directors. Each member of the audit committee will be financially literate at the time such member is appointed and we intend for at least one member of the audit committee to meet the requirements for an audit committee financial expert under SEC rules. The NYSE listing standards require that within 90 days following this offering we must have a majority of independent members on our audit committee and that within one year following this offering we must have a fully independent committee with at least three members.

        The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board of directors.

        The principal duties and responsibilities of our audit committee are as follows:

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  to monitor our financial reporting process and internal control system;

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  to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

  •
  to oversee the performance of our internal audit function; and

  •
  to oversee our compliance with legal, ethical and regulatory matters.

  Nominating Committee

        The nominating committee has responsibility for, among other things, identifying individuals qualified to become board members consistent with certain criteria approved by the board of directors, and selecting, or recommending that the board of directors select, the direct nominees for the next annual meeting of shareholders.

  Compensation Committee

        The compensation committee has responsibility for, among other things, all compensation arrangements for executive officers and making awards under our equity compensation plans.

Compensation of Directors

        Directors currently receive no compensation from us for their services. Following the consummation of this offering, we intend to compensate directors who are not our employees or officers or, for so long as White Mountains controls us, employees or officers of White Mountains for their services in amounts to be determined. In addition, we will reimburse our directors for reasonable expenses in connection with attendance at board and board-committee meetings.

Executive Compensation and Other Information

Compensation Philosophy

        Our executive compensation policies are designed with one goal in mind, maximization of shareholder value over long periods of time. The board of directors and, after this offering, the compensation committee, believe that this goal is best pursued by utilizing a pay-for-performance program that serves to attract and retain superior executive talent and provide management with performance-based incentives to maximize shareholder value. Through this compensation program, the compensation committee will aim to maximize shareholder value by aligning closely the financial interests of management with those of our shareholders. A further extension of this philosophy is evidenced by the long-term incentive plan that we plan to adopt in connection with this offering, in which substantially all of our senior managers will participate.

        Compensation of our senior management team, including the named executive officers, consists primarily of three components: base salary, annual bonus and long-term incentive awards. Base salaries have been capped at $400,000. Annual bonus targets for all senior executives are 50% of base salary. Long-term incentives for senior executives typically are comprised of performance shares and/or units. In the past, a significant portion of the payouts to our senior executives under these long-term incentive awards was tied to White Mountains' performance, rather than just our performance. More recently and going forward, the payouts under these awards will be tied primarily to our performance. These amounts can be highly variable, as the actual number of shares/units paid out at the end of each three-year cycle will range from 0% to 200% depending on performance against established goals.

Summary of Cash and Certain Other Compensation

        The following table sets forth the cash compensation paid by us and our subsidiaries, as well as certain other compensation paid or accrued, for the year ended December 31, 2005, to our Chief Executive Officer and each of our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 (the "named executive officers") for such year:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(5)	LTIP Payouts ($)	All Other Compensation ($)(6)
T. Michael Miller President and CEO(1)	2005	276,923	700,000	122,072	—	2,700
Kevin J. Rehnberg Senior Vice President(2)	2005	163,942	626,923	—	—	2,700
Roger M. Singer(3) Senior Vice President and General Counsel	2005	300,000	150,000	9,270	550,400	9,000
Alexander C. Archimedes Senior Vice President	2005	250,000	150,000	—	688,000	7,969
Andrew C. Carnase Senior Vice President	2005	240,000	105,000	3,863	619,200	9,000
John P. Cavoores President and CEO(4)	2005	223,077	—	26,640	—	2,002,077

(1)
Mr. Miller joined OneBeacon in April 2005. His 2005 annual bonus compensation includes a $500,000 sign-on bonus. See "Employment Offer Letters".

(2)
Mr. Rehnberg joined OneBeacon in May 2005. His 2005 annual bonus compensation includes a $400,000 sign-on bonus and a pro-rated supplementary transitional payment of $89,423.07. See "Employment Offer Letters".

(3)
Mr. Singer retired from his position as Senior Vice President and General Counsel on January 16, 2006 and continues to work for OneBeacon on a part-time basis.

(4)
Mr. Cavoores resigned his position effective July 16, 2005.

(5)
Mr. Miller's other annual compensation consisted of $80,738 in housing allowances and $41,334 in personal use of company aircraft. Mr. Singer's other annual compensation consisted of $9,270 in subsidized parking. Mr. Carnase's other annual compensation consists of $3,863 in subsidized parking. Mr. Cavoores' other annual compensation consisted of an accrued vacation benefit of $25,385 and $1,255 in personal use of Company aircraft.

(6)
For all named executive officers, all other compensation includes annual contributions to vested and unvested defined contribution plans of OneBeacon. Mr. Cavoores' all other compensation also included $2,000,000 in severance pay.

Incentive Plans

        The following table lists the various incentive plans in which our executive officers are currently participating or will be eligible to participate following this offering:

Name of Plan	Are awards outstanding under the plan?	Will awards be granted under the plan in the future?
OneBeacon Performance Unit Plan	Yes; started in 2003	No
OneBeacon Phantom White Mountains Performance Share Plan	Yes; started in 2003	No
White Mountains Long-Term Incentive Plan	Yes	No
OneBeacon Long-Term Incentive Plan	No	Yes
OneBeacon Management Incentive Plan (annual bonus plan)	Yes	Yes

Long-Term Incentive Plan Awards

Performance Units

        The following table summarizes the performance units granted to the named executive officers in the fiscal years ended December 31, 2004, 2005 and 2006:

				Estimated Future Payouts
Executive	Cycle	Number of Units Granted	Performance Period for Payout	Threshold ($)	Target ($)	Maximum ($)
T. Michael Miller	2006-2008	10,560	3 years	0	1,446,720	3,616,800
	2005-2007	10,560	3 years	0	1,541,760	3,854,400
	2004-2006	5,000	3 years	0	1,392,000	3,480,000
Kevin J. Rehnberg	2006-2008	3,691	3 years	0	505,667	1,264,168
	2005-2007	4,138	3 years	0	604,148	1,510,370
	2004-2006	0	—	—	—	—
Roger M. Singer	2006-2008	0	—	—	—	—
	2005-2007	2,558	3 years	0	373,468	933,670
	2004-2006	2,520	3 years	0	438,480	1,096,200
Alexander C. Archimedes	2006-2008	3,691	3 years	0	505,667	1,264,168
	2005-2007	3,523	3 years	0	514,358	1,285,895
	2004-2006	3,150	3 years	0	548,100	1,370,250
Andrew C. Carnase	2006-2008	3,691	3 years	0	505,667	1,264,168
	2005-2007	4,120	3 years	0	601,520	1,503,800
	2004-2006	3,565	3 years	0	620,310	1,550,775
John P. Cavoores(1)	2006-2008	0	—	—	—	—
	2005-2007	10,274	3 years	0	1,500,004	3,750,010
	2004-2006	10,000	3 years	0	1,740,000	4,350,000

(1)
Mr. Cavoores' performance units were cancelled upon his resignation in 2005.

        Performance units represent the right to receive cash if specified performance goals are satisfied with respect to an award in a specified performance cycle. All outstanding performance units held by the named executive officers were granted under the OneBeacon Performance Unit Plan, except for Mr. Miller's performance units granted with respect to the 2004-2006 and 2006-2008 performance cycles, 2,000 of Mr. Miller's performance units granted with respect to the 2005-2007 performance cycle, and Mr. Cavoores' performance units granted with respect to the 2004-2006 and 2005-2007 performance cycles, which were granted under the White Mountains Long-Term Incentive Plan.

        The total value earned by a participant with respect to an award of performance units is equal to the value of each performance unit on the date of payment determined by our board of directors multiplied by the number of performance units earned over the performance cycle. Each of the performance units held by the named executive officers was initially valued at $100. The value of the performance units granted with respect to the 2004-2006 performance cycles increases or decreases by our pre-tax underwriting return on capital, or pre-tax UROC, achieved during the performance cycle, compounded annually for the three years of the performance cycle. The value of the performance units granted with respect to the 2005-2007 and 2006-2008 performance cycles increases or decreases by our after-tax underwriting return on capital, or after-tax UROC, achieved during the performance cycle, compounded annually for the three years of the performance cycle. For the 2004-2006 performance cycle, the target performance unit value is $174 (which assumes a pre-tax UROC of 20.3%) and the maximum performance unit value is $218 (which assumes a pre-tax UROC of 29.6%). For the 2005-2007 performance cycle, the target performance unit value is $146 (which assumes an after-tax UROC of 13.3%) and the maximum performance unit value is $182 (which assumes an after-tax UROC of 22.9%). For the 2006-2008 performance cycle, the target performance unit value is $137

(which assumes an after-tax UROC of 11%) and the maximum performance unit value is $171 (which assumes an after-tax UROC of 19.5%).

        The number of performance units payable depends on our adjusted GAAP combined ratio. With respect to the awards for the 2004-2006 performance cycle, target performance is the attainment of an adjusted GAAP combined ratio of 94%. At an adjusted GAAP combined ratio of 99% or more (threshold), 0% of the target number of performance units awarded will payable, and at an adjusted GAAP combined ratio of 88% or less (maximum), 200% of the target number of performance units awarded will be payable. With respect to the awards for the 2005-2007 performance cycle, target performance is the attainment of an adjusted GAAP combined ratio of 95%. At an adjusted GAAP combined ratio of 100% or more (threshold), 0% of the target number of performance units awarded will be payable, and at an adjusted GAAP combined ratio of 90% or less (maximum) 200% of the target number of performance units awarded will be payable. With respect to the 2006-2008 performance cycle, target performance is the attainment of an adjusted GAAP combined ratio of 96%. At an adjusted GAAP combined ratio of 102% or more (threshold), 0% of the target number of performance units awarded will be payable, and at an adjusted GAAP combined ratio of 90% or less (maximum), 200% of the target number of performance units awarded will be payable.

        The adjusted GAAP combined ratio is a proprietary measure which is viewed by us as being indicative of our underwriting performance and UROC is a proprietary measure which is viewed by us as being indicative of our operating performance.

        All outstanding performance units held by the named executive officers will remain outstanding after the closing of this offering without change to performance targets or currency.

        Awards of performance units are generally forfeited if the holder terminates employment with us prior to the end of the award period. However, prorated awards may be paid in the event of a termination of employment due to death, disability or retirement. In the event of the termination of an employee's employment with us for certain reasons or certain adverse changes in the applicable plan (all as defined in the applicable plan), in each case after a change in control (as defined in the applicable plan), the participant will receive a payment (as specified in the applicable plan) with respect to performance units granted prior to the change in control.

Performance Shares and Phantom Performance Shares

        The following table summarizes the performance shares and phantom performance shares granted to the named executive officers in the fiscal years ended December 31, 2004, 2005 and 2006:

				Estimated Future Payouts
Executive	Cycle	Number of Shares Granted	Performance Period for Payout	Threshold (#)	Target (#)	Maximum (#)
T. Michael Miller	2006-2008	3,300	3 years	0	3,300	6,600
	2005-2007	3,000	3 years	0	3,000	6,000
	2004-2006	1,200	3 years	0	1,200	2,400
Kevin J. Rehnberg	2006-2008	360	3 years	0	360	720
	2005-2007	0	—	—	—	—
	2004-2006	0	—	—	—	—
Roger M. Singer	2006-2008	0	—	—	—	—
	2005-2007	225	3 years	0	225	450
	2004-2006	300	3 years	0	300	600
Alexander C. Archimedes	2006-2008	360	3 years	0	360	720
	2005-2007	330	3 years	0	330	660
	2004-2006	400	3 years	0	400	800
Andrew C. Carnase	2006-2008	360	3 years	0	360	720
	2005-2007	175	3 years	0	175	350
	2004-2006	200	3 years	0	200	400
John P. Cavoores(1)	2006-2008	0	—	—	—	—
	2005-2007	3,000	3 years	0	3,000	6,000
	2004-2006	3,000	3 years	0	3,000	6,000

(1)
Mr. Cavoores' performance shares were cancelled upon his resignation in 2005.

        Performance shares and phantom performance shares represent the right to receive cash (or, in the case of performance shares, common shares at the discretion of the applicable plan administrator) if specified performance goals are satisfied with respect to an award in a specified performance cycle. All performance share and phantom performance share awards held by the named executive officers were granted under the OneBeacon Phantom White Mountains Share Plan, except for all of Mr. Cavoores' awards, 2000 of Mr. Miller's awards for the 2005-2007 performance cycle, and all of Mr. Miller's awards for the 2004-2006 and 2006-2008 performance cycles, which were granted under the White Mountains Long-Term Incentive Plan.

        The total value earned by a participant with respect to an award of performance shares or phantom performance shares is generally equal to the fair market value of a common share of White Mountains on the date of payment multiplied by the number of award shares. The number of performance shares or phantom performance shares payable with respect to each award depends on the extent to which performance goals are achieved. Target performance, for all performance cycles, is the attainment of a White Mountains corporate after-tax return on equity ("White Mountains ROE") of 13% as measured by White Mountains' growth in its intrinsic business value per share. At a White Mountains ROE of 6% or less (threshold), 0% of the target number of performance shares or phantom performance shares will be payable, and at a White Mountains ROE of 20% or more (maximum), 200% of the target number of performance shares or phantom performance shares will be payable.

        Upon the consummation of this offering, the performance shares and phantom performance shares outstanding with respect to the 2005-2007 and 2006-2008 performance cycles will be canceled. They will be replaced with two performance share grants for "stub cycles" under the OneBeacon Long-Term Incentive Plan (which is summarized below), a one-year 2007 performance cycle and a two-year 2007-2008 performance cycle, respectively. The new performance shares will be denominated in our common shares, and will be payable in cash or our common shares at the discretion of the compensation committee.

        The number of performance shares granted in the replacement grants will be determined by dividing the average price per share of White Mountains common shares over the ten trading days immediately preceding the consummation of this offering by the offering price, and then multiplying the number of performance shares or phantom performance shares in the canceled grants by this "replacement ratio". The replacement grants and the canceled grants are intended to be of equivalent economic value.

        The performance goals for the 2007 performance cycle will be based on our growth in intrinsic business value per share ("OneBeacon GIBVPS") for 2007, and the performance goals for the 2007-2008 performance cycle will be based on OneBeacon GIBVPS for 2007 and 2008. OneBeacon GIBVPS will be a weighted average of three measures: underwriting return on equity (40%), growth in fully- converted tangible book value per share (including dividends) (40%) and growth in the market value of our shares (including dividends) (20%). The payout percentage for the 2007 performance cycle (which can range from 0% to 200% of target) will also take into account White Mountains' growth in intrinsic business value per share ("White Mountains GIBVPS") for 2005 and 2006, and the payout percentage for the 2007-2008 stub cycle (which can range from 0% to 200% of target) will also take into account White Mountains' GIBVPS for 2006.

        Performance shares and phantom performance shares outstanding with respect to the 2004-2006 performance cycle will remain outstanding after the completion of this offering without change to currency or performance calculations.

        Awards of performance shares or phantom performance shares are generally forfeited if the holder terminates employment with us prior to the end of the award period. Prorated awards may be paid in the event of a termination of employment due to death, disability or retirement. In the event of the termination of an employee's employment with us for certain reasons or certain adverse changes in the applicable plan (all as defined in the applicable plan), after a change in control (as defined in the applicable plan), then the participant will receive a payment (as specified in the applicable plan) with respect to performance shares or phantom performance shares granted prior to the change in control.

IPO Option Grants

        Upon the consummation of this offering, we will make a one-time grant of non-qualified options under the OneBeacon Long-Term Incentive Plan to certain members of our senior management team. In total, these options will represent 1.4% of our common shares outstanding at the closing of the offering. Each option will have a per share exercise price equal to 120% of the midpoint of the range on the cover of this prospectus. The options will vest in equal installments on each of the third, fourth and fifth anniversaries of the date of the consummation of this offering. The term of the options will be five years and six months.

OneBeacon Long-Term Incentive Plan

        Concurrently with this offering, we will adopt a new OneBeacon Long-Term Incentive Plan. Following this offering, all long-term incentive awards will be granted under the OneBeacon Long Term Incentive Plan. The compensation committee will administer the OneBeacon Long-Term Incentive Plan and will designate those individuals eligible to receive awards from among our directors, officers and employees. The OneBeacon Long-Term Incentive Plan will provide for the grant of performance shares, performance units, options, share appreciation rights and restricted shares. A maximum of            shares (subject to adjustment for changes in capitalization) may be granted at target pursuant to awards made under the OneBeacon Long-Term Incentive Plan. Up to            shares (subject to adjustment for changes in capitalization) may be issued under the OneBeacon Long-Term Incentive Plan, assuming maximum performance. If any shares issued as restricted shares are repurchased or reacquired by us, pursuant to the terms of the OneBeacon Long-Term Incentive Plan, such shares may again be issued under the plan.

        Performance shares will be awards of phantom shares with respect to our common shares, some or all of which will be earned if performance goals established by the compensation committee are satisfied over a specified award period. The value earned by an employee pursuant to an award of performance shares will be generally equal to the number of award shares earned with respect to the award period (which may not be more than 200% of the target number of shares awarded) multiplied by the fair market value of a common share on the date of payment. The maximum amount of compensation that can be earned by a participant pursuant to an award of performance shares with respect to any particular award period of one year or more will not be able to exceed the value of             common shares.

        Performance units will be awards of phantom units that will be paid out if performance goals established by the compensation committee are satisfied over a specified award period. The value earned by an employee pursuant to an award of performance units will be equal to the number of performance units earned over the award period (which may not be more than 200% of the target number of performance units awarded) multiplied by the unit value on the date of payment determined by the compensation committee, which will be $100 multiplied by the sum of (i) 100% and (ii) the aggregate standard pre-tax insurance return on equity of us, any of our subsidiaries or any combination thereof over the award period. The maximum number of performance units that can be earned by a participant pursuant to an award of performance units with respect to any particular award period of one year or more will not be able to exceed            .

        Awards of performance shares and performance units will generally be forfeited if an employee terminates employment with us prior to the end of the award period for any reason other than death, disability or retirement.

        The compensation committee may settle performance shares or performance unit awards earned by an employee in cash or common shares and may allow a participant to elect to defer any such settlement to a later date.

        Options granted under the OneBeacon Long-Term Incentive Plan may be non-qualified options or incentive share options and will be granted to eligible employees for no consideration. Options may be granted in tandem with share appreciation rights or performance shares. A participant will not be able to receive options with respect to more than             common shares during any one year.

        The exercise price of each common share covered by an option will not be less than the greater of the fair market value of a common share as of the date the option is granted or the par value of a common share, provided that the exercise price of each common share subject to an incentive share option granted to certain employees with large shareholdings in us cannot be less than 110% of the fair market value of a common share on the date the option is granted. Each option will become vested and exercisable at such time and subject to such terms and conditions as the compensation committee may, in its sole discretion, specify in the option agreement. Except in the event of an optionholder's death, disability or retirement or except as otherwise determined by our board of directors, each option will generally expire immediately, without any payment, upon the earlier of (1) the tenth anniversary of the option's grant date and (2) three months after the holder's termination of employment. Common shares will not be delivered pursuant to an option's exercise until the optionholder pays the exercise price in full. Payment of the exercise price may be made in cash or check, by exchanging common shares owned by the optionholder or by a combination of these methods.

        Share appreciation rights will only be granted in tandem with options and will give the holder the right to receive, in exchange for the cancellation of the option with respect to the number of common shares with respect to which the share appreciation right is exercised, a payment in an amount equal to the difference between the aggregate exercise price and the fair market value of the common shares with respect to which the right is exercised. If such difference exceeds 150% of the aggregate exercise price, then such difference will be deemed to be 150% of the aggregate exercise price. Share appreciation rights may be settled in cash or common shares.

        Our board of directors may award restricted shares, which will be common shares that may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of during a restricted period designated by our board of directors. Holders of restricted shares will have the right to vote such shares and to receive dividends on such shares. We may generally purchase the common shares subject to an award of restricted shares at any price specified by our board of directors at the time of grant if the holder's employment with us terminates before the end of the applicable restricted period for a reason other than death, disability or, in the discretion of our board of directors, retirement or other voluntary termination.

        In the event of the termination of an employee's employment with us for certain reasons or certain adverse changes to the OneBeacon Long-Term Incentive Plan, in each case within 24 months after a change in control (as will be defined in the OneBeacon Long-Term Incentive Plan), all options held by the employee will immediately vest and all restricted shares will immediately become unrestricted and the employee will become entitled to a payment (as will be specified in the OneBeacon Long-Term Incentive Plan) with respect to performance shares or performance unit awards granted prior to the change in control.

OneBeacon Management Incentive Plan

        We have adopted the OneBeacon Management Incentive Plan (MIP) for senior home office and field office management who have a significant impact on our operating results, including the named executive officers. The primary purpose of the 2006 MIP is to focus attention on 2006 profitability goals and to reward eligible participants for the achievement of those goals.

        Our board of directors has set target awards for the 2006 MIP at 50% of base salary for all senior executives. Target performance is a 96% adjusted GAAP combined ratio for total OneBeacon operations, computed on a calendar year basis. Our board of directors may adjust the size of the MIP bonus pool based on under- or over- achievement of our target combined ratio and the following objectives: expanding and integrating business opportunities, adapting to changing demands, continuing to manage aggregate catastrophic exposures for wind, earthquake, flood and terrorism, and completing transactions that build long-term economic value.

Employment Offer Letters

Offer Letter for Mr. Miller

        Pursuant to his April 2005 employment offer letter, Mr. Miller was provided, in addition to our customary officer benefits, a sign-on bonus of $1,000,000 ($500,000 of which was paid in 2005 and $500,000 was paid in 2006) and a guaranteed annual bonus of no less than $200,000 for 2005, 2006 and 2007. Each installment of Mr. Miller's sign-on bonus carries with it the obligation that he remained employed with White Mountains for the twelve-month period following receipt of the installment. Under certain circumstances, if Mr. Miller's employment with us is terminated within the first two years, Mr. Miller is entitled to a separation payment equal to two years of salary.

Offer Letter for Mr. Rehnberg

        Pursuant to his May 2005 employment offer letter, Mr. Rehnberg was provided with a base salary of $275,000 and a supplementary annual payment of $150,000 through February 29, 2008. The offer letter guaranteed that Mr. Rehnberg's annual bonus for 2005 would be no less than $137,500. Mr. Rehnberg was also provided with a sign-on bonus of $600,000 ($400,000 of which was paid in 2005 and $200,000 of which was paid in 2006). Each installment of Mr. Rehnberg's sign-on bonus carries with it the obligation that he remain employed with us for the twelve-month period following receipt of the installment. The offer letter also provides that Mr. Rehnberg will participate in the OneBeacon Performance Unit Plan, and granted him performance units for the 2005-2007 performance cycle.

Pension Plan

        Benefit accruals under our qualified defined benefit pension plan and our non-qualified supplemental plan were frozen for all participating employees as of December 31, 2002.

        The table below sets forth the estimated annual benefits payable to the named executive officers upon retirement at age 65 under such frozen plans:

Participant(1)	Monthly Amounts Payable From Qualified Plan ($)	Monthly Amounts Payable From Nonqualified Plan ($)	Monthly Total Amounts Payable ($)	Annual Total Amounts Payable ($)
Roger M. Singer	3,500	5,400	8,900	106,800

(1)
Mr. Cavoores' employment was terminated before he vested in his pension plan benefits. The other named executive officers are ineligible for our defined benefit pension plans based on their hire dates.

Deferred Compensation Plan

        The named executive officers are eligible to voluntarily participate in an unfunded, nonqualified plan for the purpose of deferring current compensation for retirement savings (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan, participants can choose to defer all or a portion of qualifying remuneration payable (consisting of base salary, annual bonus or long-term incentive compensation), which can be invested in various investment options generally available to the investment community, including common stock of White Mountains and, after the consummation of this offering, our common shares. None of the investment options offered under the Deferred Compensation Plan provides an above-market rate of interest.

        All compensation credited to the Deferred Compensation Plan accounts of the named executive officers has been included in the Summary Compensation Table for the period in which such compensation was earned (subject to deferral).

        The table below shows the vested balances of the named executive officers under the Deferred Compensation Plan and the percentage of such balances denominated in White Mountains common shares as of December 31, 2005:

Participant	Balance ($)	% of Balance Denominated in White Mountains Common Shares
Roger M. Singer	2,776,687	6.8
Alexander C. Archimedes	957,048	3.0
John P. Cavoores(1)	4,504	100.0

(1)
Mr. Cavoores resigned his position effective July 16, 2005.

PRINCIPAL AND SELLING SHAREHOLDER

        The following table sets forth information with respect to the beneficial ownership of our common shares immediately prior to this offering and as adjusted to reflect the sale of our Class A common shares in the offering held by:

  •
  each holder who is known to us to be the beneficial owner of more than 5% of any class of our outstanding common shares,

  •
  the selling shareholder,

  •
  each of our directors and named executive officers and

  •
  all of our directors and named executive officers as a group.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them.

        For purposes of the table below we have assumed no exercise of the underwriters' option to purchase additional shares. In addition, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any common shares that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of our outstanding common shares held by each persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

	Common shares owned before this offering
					Number of Class A common shares to be sold in this offering	Common shares beneficially owned after this offering
	Class A		Class B
Name of beneficial owner
	Number	%	Number	%		Number	%
White Mountains Holdings Bermuda Ltd, a wholly owned subsidiary of White Mountains Insurance Group, Ltd.

Directly				100%

								%

Total		100%		100%
Directors and Executive Officers
Lowndes A. Smith
T. Michael Miller
Paul H. McDonough
Steven E. Fass
David T. Foy
Allan L. Waters
Morgan W. Davis

Total

* Indicates less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We summarize below our principal agreements with related parties. These agreements have been filed as exhibits to the registration statement of which this prospectus forms a part and the following descriptions are qualified in their entirety by reference to those exhibits.

Separation Agreement

        In connection with the Internal Reorganization and this offering, we have entered into a Separation Agreement with White Mountains addressing a number of operational, administrative and financial matters relating to the fact that we will no longer be a wholly owned subsidiary of White Mountains. These matters include, among others, the administration of payroll, employee benefits programs, deferred compensation and 401(k) plans, our travel and logistics office, certain information technology assets and functions (e.g., network servers and email), and certain agreements with respect to finance and tax arrangements.

Registration Rights Agreement

        We have entered into a registration rights agreement with White Mountains that provides that White Mountains can demand that we register the distribution of our common shares owned by White Mountains after this offering (so called "demand" registration rights). In addition, White Mountains has so-called "piggyback" registration rights, which means that White Mountains may include its shares in any future registrations of our common equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. These registration rights are transferable by White Mountains. We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the common shares sold by White Mountains. The registration rights agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common shares on behalf of White Mountains. We have also agreed to register sales of our common shares owned by employees and directors of White Mountains pursuant to employee share or option plans, but only to the extent such registration is required for the shares to be freely tradable.

Investment Management Agreement with White Mountains Advisors LLC

        Immediately prior to the effectiveness of this offering, we will enter into an amended investment management agreement, or the WMA Agreement, with WM Advisors, a wholly owned subsidiary of White Mountains, pursuant to which WM Advisors will supervise and direct the fixed income and alternative investment portion of our investment portfolio in accordance with our investment philosophy described under "Business—Investments." Under the WMA Agreement, WM Advisors will have full discretion and authority to make all investment decisions in respect of the fixed income and alternative investment portion of our investment portfolio on our behalf and at our sole risk, and to do anything which WM Advisors deems is required, appropriate or advisable in connection with the foregoing.

        The assets of our portfolio will be held in one or more separately identifiable accounts in the custody of a bank or similar entity designated by us and acceptable to WM Advisors. We will be responsible for custodial arrangements and the payment of all custodial charges and fees.

        We will agree to pay annual investment management fees generally based on the month-end market values held under custody as set forth in the table below:

Assets Under Management	Annual Fee
Investment Grade Fixed Income:
—Up to $999 million	10.0 basis points
(0.1% or 0.001)
—Next $1—$1.999 billion	8.5 basis points
—Amounts over $2 billion	7.5 basis points
High Yield Fixed Income	25.0 basis points
Hedge Funds, Limited Partnerships and Private Equities	100.0 basis points

        WM Advisors will also be paid a quarterly fee for treasury management services computed at the annual rate of 1.75 basis points (0.0175%) of the aggregate value of net assets, not to exceed $500,000 in 2007, on an annual basis. For all years thereafter, the annual rate will be 1.75 basis points of the aggregate value of net assets with no limit on the total annual charge.

        We estimate the total fees payable in 2006 under the WMA Agreement will be approximately $12.0 million. WM Advisors will provide reports containing a detailed listing of invested assets and transactions in our investment portfolio at least quarterly. We will review periodically the performance of and the fees paid to WM Advisors under the WMA Agreement.

        The WMA Agreement will provide for an initial fixed term of three years, which will be extendible by us for an additional year (a fourth year) at/prior to the end of the second year of the term, and if so extended, for a second additional year (a fifth year) at/prior to the end of the third year of the term. During such term, the WMA Agreement will be terminable by us only (i) for cause (including material non-performance by WM Advisors), (ii) if there is a change in control of WM Advisors, or (iii) if White Mountains' voting interest in us falls below 50%. Following the end of the initial term and any extensions, the WMA Agreement may be terminated by either party on 60 days written notice.

        WM Advisors also provides investment advisory services to White Mountains, its subsidiaries and a number of White Mountains affiliates.

        We believe that the terms and conditions of the WMA Agreement are similar to terms and conditions we would be able to negotiate for comparable arrangements by third-party providers.

Investment Management Agreement with Prospector Partners, LLC

        Prospector is a registered investment adviser managing approximately $3 billion in assets under management for corporations, foundations, endowments, and high net worth individuals. Historically, Prospector managed most of the publicly-traded common equity and convertible securities in our portfolio through a sub-advisory agreement with WM Advisors. As of December 31, 2005, Prospector served as a discretionary advisor to WM Advisors under the sub-advisory agreement with respect to approximately $1.1 billion of specified assets in our combined insurance and employee benefit plan portfolios and during 2005 earned approximately $1.5 million in fees with respect to our portfolio.

        Immediately prior to the effectiveness of this offering, we will enter into a separate investment management agreement with Prospector, or the Prospector Agreement, pursuant to which Prospector will agree to supervise and direct the publicly-traded common equity and convertible securities portion of our investment portfolio in accordance with our investment guidelines described under "Business—Investments." Under the Prospector Agreement, Prospector will have discretion and authority with respect to the portfolio it manages for us that is substantially similar to WM Advisor's discretion and authority under the WMA Agreement. The assets of our portfolio will be held in one or more separately identifiable accounts in the custody of a bank or similar entity designated by us and acceptable to Prospector. We will be responsible for custodial arrangements and the payment of all custodial charges and fees.

        Under the Prospector Agreement, we will pay annual management fees to Prospector based on aggregate net assets under management according to the following schedule: 1.00% on the first $200 million; 0.50% on the next $200 million; and 0.25% on amounts over $400 million. We estimate the total fees payable in 2006 under the Prospector Agreement will be approximately $4.8 million. These fees are the same as those that were being charged to WM Advisors by Prospector under the sub-advisory agreement prior to this offering.

        The Prospector Agreement will have an initial fixed term of three years, which will be extendible by us for an additional year (a fourth year) at/prior to the end of the second year of the term, and if so extended, for a second additional year (a fifth year) at/prior to the end of the third year of the term. The Prospector Agreement will be terminable by us only (i) for cause (including material non-performance by Prospector), (ii) if either John Gillespie or Richard Howard are no longer affiliated with Prospector, (iii) if there is a change in control of Prospector, or (iv) if White Mountains' voting interest in us falls below 50%. Following the end of the initial term and any extensions, the Prospector Agreement may be terminated by either party on 60 days written notice. We will review periodically the performance of and the fees paid to Prospector under the Prospector Agreement.

        We believe that the terms and conditions of the Prospector Agreement are similar to terms and conditions we would be able to negotiate for comparable arrangements by third-party providers.

        Through a sub-advisory agreement with WM Advisors, Prospector provides investment management services for the benefit of White Mountains, its subsidiaries and a number of White Mountains affiliates. Prospector also provides consulting and advisory services to White Mountains through a separate agreement with WM Advisors on matters such as capital management, asset allocation, private equity allocation, private equity investments and mergers and acquisitions. Mr. John Gillespie is Prospector's founder and managing member and is also a director of White Mountains.

Guarantee Agreement

        White Mountains currently provides a Guarantee on the Fund American 5.875% Senior Notes due 2013, or the Guaranteed Notes. In consideration of this Guarantee, we have agreed to pay the Guarantee Fee to White Mountains in the amount of 25 basis points per annum on the outstanding principal amount of the Guaranteed Notes. Such payment will be made on a semi-annual basis in arrears.

        We have further agreed that if White Mountains' voting interest in us falls below 50%, we will redeem, exchange or otherwise modify the Guaranteed Notes in order to fully and permanently eliminate White Mountains' obligations under the Guarantee, which we refer to as the Guarantee Elimination. White Mountains shall provide written notice to us when its voting interest in us has been reduced below 50%. We shall have 180 days from the receipt of such notification to complete the Guarantee Elimination. If the Guarantee Elimination is not completed within the initial 180-day period, the Guarantee Fee shall increase by 200 basis points. The Guarantee Fee shall further increase by 100 basis points for each subsequent 90-day period thereafter, up to a maximum Guarantee Fee of 425 basis points, until the Guarantee Elimination has been completed

        All expenses associated with the elimination of the Guarantee will be borne by us.

Berkshire

        NICO and GRC, which have provided the NICO Cover and the GRC Cover to us, are wholly-owned subsidiaries of Berkshire. During 2004, Berkshire exercised warrants to acquire 1,724,200 common shares of White Mountains, at an exercise price of $173.99 per common share. These warrants were acquired by Berkshire at the time of the OneBeacon Acquisition.

Galileo Guarantees

        Beginning in February 2006, one of our subsidiaries, OneBeacon Insurance Company, or OBIC, agreed to provide guarantees of the obligations of Galileo Weather Risk Management Ltd., or Galileo, to Galileo's counterparty in certain weather-related product transactions. Galileo is a subsidiary of White Mountains, but not a subsidiary of us. The guarantees require OBIC to pay the full amount of Galileo's obligations to the counterparty in the event of Galileo's failure to pay these obligations. In the event of a payment, OBIC would be eligible to exercise all of the rights of the counterparty against Galileo. As of June 30, 2006, OneBeacon had executed ten guarantees of Galileo transactions, the total principal amount of which was approximately $34 million. Subsequently, OBIC has also guaranteed a $75 million exposure. In the event that the total guaranteed principal amount exceeds the lesser of 5% of OBIC's admitted assets of $3.6 billion at March 31, 2006 or 25% of OBIC's statutory surplus of $1.5 billion at March 31, 2006, OBIC would require the approval of the Pennsylvania Department of Insurance in order to make any further guarantees. OBIC has agreed, at White Mountains' option, to continue to make the guarantees available until October 2008 and will receive from Galileo an annual fee of 25 basis points of the value at risk for providing the guarantees. Pursuant to the Separation Agreement, White Mountains will agree that it will take appropriate steps to ensure that OBIC will not be called on to make payment on these guarantees.

Federal Insurance Indemnity

        In December 2003, White Mountains and one of our subsidiaries, Fund American entered into an agreement with Federal Insurance Company, or Federal, under which Federal agreed to execute judicial and similar bonds on behalf of White Mountains subsidiaries (including our subsidiaries). As part of that agreement, White Mountains and Fund American entered into a General Agreement of Indemnity in favor of Federal jointly indemnifying Federal for any losses under the bonds. At June 30, 2006, our exposure under the indemnity for outstanding bonds was approximately $4.5 million and involved both White Mountains subsidiaries and our subsidiaries. We intend to replace the agreement with Federal as soon as practicable with a new agreement providing a similar bonding capacity to us and our subsidiaries but to which White Mountains will not be party.

Affiliate Quota Shares

        During 2005 and 2004, we participated in two quota share reinsurance arrangements with other subsidiaries of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, we assumed approximately 85% of business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary. Under the Sirius Quota Share, we ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains Re.

        The affiliate quota shares were entered into primarily for White Mountains' capital management purposes. Further, the affiliate quota shares will be commuted prior to this offering and will no longer be part of our business.

OBPP Guarantee

        OBPP has borrowed $8.0 million from Dowling & Partners Connecticut Fund III, LP, or Fund III, in connection with an incentive program sponsored by the State of Connecticut, known as the Connecticut Insurance Reinvestment Act, or the CIR Act. The CIR Act provides for Connecticut income tax credits to be granted for qualifying investments made by approved fund managers. The loan made by Fund III to OBPP is a qualifying investment and has the potential to generate up to $8.0 million of tax credits that would be shared equally between Fund III on the one hand and OBPP on the other. As a result of his indirect general and limited partnership interests in Fund III, Mr. Gillespie could realize up to $1.8 million from such tax credits. The borrowing matures in April 2007 and is guaranteed by White Mountains.

Prospector Revenue Sharing Agreement

        Pursuant to a revenue sharing agreement established in connection with his historical employment by White Mountains, Mr. John Gillespie agreed to pay Fund American 33% of certain revenues of Prospector in return for Fund American agreeing to pay its operational expenses. For 2004, Fund American received total revenues of approximately $4.2 million and paid total expenses of approximately $2.8 million under the revenue sharing agreement. Effective August 1, 2005, Mr. Gillespie's relationship with White Mountains was revised and the revenue sharing agreement between Prospector and Fund American was terminated. For 2005, Fund American received total revenues of approximately $2.1 million and paid total expenses of approximately $2.1 million under the revenue sharing agreement.

Prospector Partners Limited Partnerships

        At December 31, 2005 and at June 30, 2006, we had $33.9 million and $35.0 million, respectively, invested in limited partnerships managed by Prospector.

DESCRIPTION OF INDEBTEDNESS

5.875% Senior Notes due 2013

        In May 2003, our wholly owned subsidiary, Fund American, issued $700.0 million aggregate principal amount of 5.875% Senior Notes due 2013 under a shelf registration statement previously filed by White Mountains. The Senior Notes are guaranteed by White Mountains.

        Fund American pays interest on the Senior Notes semi-annually on May 15 and November 15 of each year. The Senior Notes are redeemable at the option of Fund American at any time, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis, at the Treasury Rate as defined in the indenture plus 50 basis points.

        The indenture for the Senior Notes contains covenants that, among other things, limit the ability of White Mountains, Fund American and their respective subsidiaries, which includes us, as a subsidiary of White Mountains, to:

  •
  create liens;

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  enter into certain sale and leaseback transactions; and

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  enter into certain mergers and acquisitions.

        The indenture also provides for events of default that apply to both White Mountains and Fund American and which, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the Senior Notes to become or to be declared to be immediately due and payable. These events of default include default in the payment of interest or principal, default in the performance of covenants under the indenture and default under the terms of any instrument evidencing or securing indebtedness of White Mountains, Fund American or any of their respective subsidiaries that results in the acceleration of the payment of such indebtedness or constitutes the failure to pay the principal of such indebtedness when due, in each case where the total amount of such indebtedness has an outstanding aggregate principal amount greater than $25.0 million.

        White Mountains currently provides a Guarantee on the Fund American Senior Notes. In consideration of this Guarantee, we have agreed to pay a Guarantee Fee to White Mountains in the amount of 25 basis points per annum on the outstanding principal amount of the Guaranteed Notes. Such payment will be made on a semi-annual basis in arrears.

        We have further agreed that if White Mountains' voting interest in us ceases to constitute an economic interest of at least 50%, we will effect the Guarantee Elimination. White Mountains shall provide written notice to us stating that its voting interest stake has been reduced below 50%. We shall have 180 days from the receipt of such notification to complete the Guarantee Elimination. If the Guarantee Elimination is not completed within the initial 180 day period, the Guarantee Fee shall increase by 200 basis points. The Guarantee Fee shall further increase by 100 basis points for each subsequent 90-day period thereafter, up to a maximum Guarantee Fee of 425 basis points until the Guarantee Elimination has been completed.

        All expenses associated with the elimination of the Guarantee will be borne by us.

Bank Facility

        Concurrently with the consummation of this offering, we will terminate our existing $400 million revolving credit facility, which includes White Mountains as a co-borrower, and repay any outstanding borrowings. We will enter into our own new $50 million revolving credit facility, under which no borrowings will be outstanding at the time of this offering.

        For a description of additional indebtedness, see Note 7—"Debt" to the accompanying historical consolidated financial statements.

DESCRIPTION OF SHARE CAPITAL

        The following information reflects our memorandum of association and amended and restated bye-laws as these documents will be in effect upon the completion of this offering. The following descriptions are summaries of the material terms of these documents and relevant sections of the Companies Act. Our memorandum of association and amended and restated bye-laws will be filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the memorandum of association and bye-laws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

        We are an exempted company organized under the Companies Act. The rights of our shareholders including those persons who will become shareholders in connection with this offering, are governed by Bermuda law, our memorandum of association and bye-laws. The Companies Act may differ in some material respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

        Immediately following the completion of this offering, our authorized share capital will consist of (1)                         shares of Class A common shares, par value $0.01 per share and (2)                         Class B common shares, par value $0.01 per share. We refer to our Class A common shares and Class B common shares collectively as our "common shares." Of the                        authorized shares of Class A common shares,                         shares are being offered in this offering (or                        shares if the underwriters exercise their option to purchase additional shares in full). Immediately following this offering,                        shares of Class A common shares and                        shares of Class B common shares will be outstanding.

        Immediately prior to this offering, there was no public market for our common shares. Although we will apply to list our Class A common shares on the New York Stock Exchange, we cannot assure you that a market for our Class A common shares will develop, or, if one develops, that it will be sustained.

Common Shares

  Voting Rights

        Except for the approval rights of the holders of the Class B common shares over certain corporate actions, on all matters submitted to a vote of shareholders, except to the extent provided for below, holders of Class A common shares are entitled to one vote per share and holders of Class B common shares are entitled to 10 votes per share on matters submitted to a vote of common shares. Other than with respect to voting and other than as required by law, the rights of the holders of the Class A common shares are identical to those of the Class B common shares.

        Class A shareholders are entitled to one vote per Class A common share, if and so long as the votes conferred by "Controlled" Class A common shares (as defined below) of any person, other than White Mountains, constitute more than 9.5% of the votes conferred by our outstanding common shares, the vote conferred by each Class A common share comprised in such Controlled Class A common shares shall be reduced by whatever amount is necessary so that after any such reduction the votes conferred by such shares constitute 9.5% of the votes conferred by our outstanding common shares.

        In giving effect to the foregoing provisions, the reduction in the vote conferred by the Controlled Class A common shares of any person shall be effected proportionately among all the Controlled Class A common shares of such person; provided, however, that if a holder of our common shares owns, or is treated as owning by the application of Section 958 of the Code, interests in another holder of our common shares, the reduction in votes conferred by Controlled Class A common shares of such holder (determined solely on the basis of Controlled Class A common shares held directly by such holder and Controlled Class A common shares attributed from such other holder) shall first be effected by reducing the votes conferred on the Controlled Class A common shares held directly by such holder and any remaining reduction in votes shall then be conferred proportionately among the Controlled Class A common shares held by the other holders (in each case, to the extent that so doing does not cause any person to be treated as owning Controlled Class A common shares constituting more than 9.5% of the votes conferred by the outstanding common shares of One Beacon). In the event that the aggregate reductions required by the foregoing provisions result in less than 100 percent of the voting power of the shares being entitled to be cast, the excess of 100 percent of the voting power over the votes entitled to be cast shall be conferred on the Class A common shares held by our holders proportionately, based on the number of Class A common shares held by each holder; to the extent that doing so does not cause any person to be treated as owning Controlled Class A common shares constituting more than 9.5% of the votes conferred by the outstanding common shares of One Beacon.

        "Controlled" Class A common shares in reference to any person means:

  (1)
  all Class A common shares directly, indirectly or constructively owned by such person within the meaning of Section 958 of the Internal Revenue Code of 1986, as amended, of the United States; and

  (2)
  all Class A common shares directly, indirectly or constructively owned by any person or "group" of persons within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder; provided that this clause (ii) shall not apply to any person or group that the Board, by the affirmative vote of at least seventy-five percent (75%) of the entire Board, may exempt from the provisions of this clause.

        Upon the liquidation, dissolution or winding up of our company, the holders of our common shares are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred shares.

        After the completion of the offerings, White Mountains and its subsidiaries will beneficially own all of our outstanding Class B common shares and         million shares of our Class A common shares, representing        % of the combined voting power of all classes of our voting securities and        % of the equity interest in us. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

  Variation of Rights

        The rights attaching to a particular class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

  Dividends

        Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

  Conversion

        The Class B common shares may only be owned by White Mountains and its affiliates. Upon any sale or other disposition by White Mountains of its Class B common shares to any person other than White Mountains or an affiliate of White Mountains, such shares of Class B common shares will automatically be converted into Class A common shares. In addition, on the first date on which White Mountains no longer beneficially owns at least 20% of our outstanding common shares, all outstanding shares of Class B common shares will automatically be converted into shares of Class A common shares, and we will no longer be authorized to issue Class B common shares.

  Other Rights

        The Class A common shares sold in this offering will not have any preemptive, subscription, redemption or conversion rights.

Approval Rights of Holders of Class B Common Shares

        Our bye-laws provide that for so long as Class B common shares are outstanding, the prior consent of the holder of Class B common shares then outstanding will be required for:

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  any consolidation or amalgamation of us or any of our subsidiaries with any person, other than a subsidiary; and

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  any sale, lease, exchange or other disposition or any acquisition by us, other than transactions between us and our subsidiaries, or any series of related dispositions or acquisitions, involving consideration in excess of $25 million.

Preferred Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of our preferred shares and to determine, with respect to any series of our preferred shares, the terms and rights of such series, including:

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  the designation of the series;

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  the number of shares of each series, which number our board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

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  the rights in respect of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the dates or method of determining the dates upon which such dividends will be payable;

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  whether dividends, if any, will be cumulative or noncumulative;

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  the terms of redemption, if any, for shares of the series;

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  the amount payable to holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

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  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the terms of such conversion or exchange;

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  restrictions on the issuance of shares of the same series or of any other class or series;

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  the voting rights, if any, of the holders of the shares of the series; and any other relative rights, preferences and limitations of the series.

        We believe that the ability of our board of directors to issue one or more additional series of our preferred shares will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized preferred shares, as well as our common shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval in several instances as a prerequisite to listing shares, including where the present or potential issuance of shares could result in an increase in the number of shares of common shares, or in the amount of voting securities outstanding, of at least 20%. If the approval of our shareholders is not required for the issuance of preferred shares or our common shares, our board of directors may determine not to seek shareholder approval.

        Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred shares that could, depending on the terms of such series, impede the completion of an amalgamation, merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. Our board of directors, in so acting, could issue our preferred shares having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their shares over the then-current market price of such shares.

Registration Rights Agreement

        In connection with this offering we will enter into a registration rights agreement with White Mountains, which gives them certain rights to require us to register the common shares that they own. For a detailed description of this agreement see "Certain Relationships and Related Transactions—Registration Rights Agreement."

Certain Provisions of the Memorandum of Association and Bye-laws

        The provisions of our memorandum of association and bye-laws and of the Companies Act summarized below may have an anti-takeover effect, may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares, and may make more difficult the removal of our incumbent directors.

  Election and Removal of Directors

        Our bye-laws provide that our board of directors is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of shareholders, the term of the second class of directors expires at our 2008 annual meeting of shareholders and the term of the third class of directors expires at our 2009 annual meeting of shareholders. At each of our annual meetings of shareholders, the successors of the class of directors whose term expires at that meeting of shareholders will be elected for a three-year term, one class being elected each year by our shareholders. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if White Mountains no longer controls us because it generally makes it more difficult for shareholders to replace a majority of the directors.

        The bye-laws also provide that, subject to the rights of holders of any class or series of preferred shares then outstanding, directors may be removed only for cause at a meeting of shareholders at which a quorum is present by the affirmative vote of at least a majority of the votes entitled to be cast thereon provided notice of a shareholders' meeting convened to remove the director is given to the director. Any amendment to the provisions of the bye-laws described in this paragraph requires the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter.

        Each director elected by the holders of the common shares will serve until the earlier of his or her death, resignation, disqualification, removal or until his successor is elected and qualified. The common shares will not have cumulative voting rights in the election of directors.

        After the completion of this offering, White Mountains will beneficially own all of our outstanding Class B common shares and         million shares of our Class A common shares, representing        % of the combined voting power of all classes of our voting securities and        % of the equity interest in us. Therefore, White Mountains will have the power to elect all of the members of our board of directors that are elected by shareholders and will have the power to control all matters requiring shareholder approval or consent.

  Election of Directors of our Subsidiaries

        The board of directors for each of our subsidiaries will generally be elected by us. However, with respect to any of our subsidiaries so designated by our board of directors, the board of directors of such designated subsidiary shall consist of the persons who have been elected directly by our shareholders as director designees of such designated subsidiaries.

  Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least five days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

  Advance Notice Requirements for Nominations

        Except with respect to candidates nominated for election by holders of our Class B common shares, our bye-laws contain advance notice procedures with regard to shareholder proposals related to the nomination of candidates for election as directors. These procedures provide that any shareholder entitled to vote for the election of directors may nominate persons for election as directors only if written notice of such shareholders' intent to make such nomination is given to our corporate secretary not later than (i) with respect to an election to be held at an annual general meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting or not later than 10 days after notice or public disclosure of the date of the annual meeting is given or made available to shareholders, whichever date is earlier, and (ii) with respect to an election to be held at a special general meeting for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

        A shareholders' notice to our corporate secretary must be in proper written form and must set forth information related to the shareholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

  •
  the name and record address of the shareholder and the beneficial owner;

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  the class and number of shares of our share capital which are owned beneficially and of record by the shareholder and the beneficial owner;

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  a representation that the shareholder or beneficial owner is a holder of record of our shares entitled to vote at that meeting and that the shareholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

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  a representation whether the shareholder or beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding share capital required to elect the nominee, or otherwise to solicit proxies from shareholders in support of such nomination.

        As to each person whom the shareholder proposes to nominate for election as a director:

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  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

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  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  Advance Notice Requirements for Shareholders Proposals

        Our bye-laws contain advance notice procedures with regard to shareholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of shareholders, are the same as the notice requirements for shareholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

        A shareholders' notice to our corporate secretary must be in proper written form and must set forth, as to each matter the shareholder and the beneficial owner (if any) proposes to bring before the meeting:

  •
  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend our bye-laws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such shareholder and beneficial owner on whose behalf the proposal is made;

  •
  the name and record address of the shareholder;

  •
  the class and number of shares of our share capital which are owned and of record by the shareholder and beneficial owner;

  •
  a representation that the shareholder is a holder of record of our shares entitled to vote at the meeting and that the shareholder intends to appear in person or by proxy at the meeting to propose such business; and

  •
  a representation as to whether the shareholder or beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding share capital required to approve or adopt the business proposal, or otherwise to solicit proxies from shareholders in support of such proposal.

  Access to Books and Records and Dissemination of Information

        Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's memorandum of association, including its objects and powers, and alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited historical consolidated financial statements, which must be presented at the annual general meeting. The register of shareholders of a company also is open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

  Amendments to our Memorandum of Association and Bye-laws

        Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, rights of holders of Class B shares and amendment of our corporate opportunity provision, the required resolutions must include the affirmative vote of a majority of our directors then in office and a majority of the votes attaching to all shares in issue.

        Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

  Provisions of Our Bye-Laws Relating to Related-Party Transactions and Corporate Opportunities

        In order to address potential conflicts of interest between us and White Mountains, the bye-laws contain provisions regulating and defining the conduct of our affairs as they may involve White

Mountains and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with White Mountains. In general, these provisions recognize that we and White Mountains may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and White Mountains will continue to have contractual and business relations with each other, including service of officers and directors of White Mountains serving as our directors.

        Our bye-laws provide that White Mountains will have no duty to refrain from:

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  engaging in the same or similar business activities or lines of business as us,

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  doing business with any of our clients or customers, or

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  employing or otherwise engaging any of our officers or employees.

        Our bye-laws provide that neither White Mountains nor any officer or director of White Mountains, except as described in the following paragraph, will be liable to us or our shareholders for breach of any fiduciary duty by reason of any such activities. Our bye-laws provide that White Mountains is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for White Mountains and us and White Mountains will not be liable to us or our shareholders for breach of any fiduciary duty as our shareholder by reason of the fact that White Mountains pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

        When one of our directors or officers who is also a director or officer of White Mountains learns of a potential transaction or matter that may be a corporate opportunity for both us and White Mountains, the bye-laws provide that the director or officer:

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  will have fully satisfied his or her fiduciary duties to us with respect to that corporate opportunity,

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  will not be liable to us for breach of fiduciary duty by reason of White Mountains' actions with respect to that corporate opportunity,

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  will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our bye-laws, and

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  will be deemed not to have breached his or her duty of loyalty to us or our shareholders and not to have derived an improper personal benefit therefrom for purposes of our bye-laws, if he or she acts in good faith in a manner consistent with the following policy:

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  a corporate opportunity offered to any of our officers who is also a director but not an officer of White Mountains will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of White Mountains, in which case that opportunity will belong to White Mountains;

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  a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of White Mountains will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to White Mountains; and

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  a corporate opportunity offered to any of our officers who is also an officer of White Mountains will belong to White Mountains, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

        For purposes of the bye-laws, "corporate opportunities" include business opportunities that we are financially able to undertake, that are, from their nature, in our lines of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of White Mountains or its officers or directors will be brought into conflict with our self-interest.

        Notwithstanding the foregoing, White Mountains and our directors who are also officers or directors of White Mountains have indicated to us that, subject to their fiduciary duties to White Mountains, and based on existing circumstances, it is their current intention to make corporate opportunities available to us when they are appropriate and appear to represent a good fit with our business and strategy. In applying this standard, White Mountains and such directors have further indicated that they intend to use reasonable business judgment in evaluating corporate opportunities and, subject to their fiduciary duties to White Mountains, will consider all relevant facts and circumstances, including the content of any material describing the opportunity, our ability to finance any such opportunity and whether the opportunity is complementary to our business and will enhance our and White Mountains shareholder value.

        The bye-laws also provide that no contract, agreement, arrangement or transaction between us and White Mountains will be void or voidable solely for the reason that White Mountains is a party to such agreement and White Mountains:

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  will have fully satisfied and fulfilled its fiduciary duties to us and our shareholders with respect to the contract, agreement, arrangement or transaction,

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  will not be liable to us or our shareholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangement or transaction,

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  will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of the bye-laws, and

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  will be deemed not to have breached its duties of loyalty to us and our shareholders and not to have derived an improper personal benefit therefrom for purposes of the bye-laws, if:

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  the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

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  the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of the common shares then outstanding not owned by White Mountains or a related entity; or

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  the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to us.

        Any person purchasing or otherwise acquiring any interest in any shares of our share capital will be deemed to have consented to these provisions of the bye-laws.

        Until the time that White Mountains ceases to be entitled to 20% or more of the votes entitled to be cast, the affirmative vote of the holders of at least 80% of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above; however, after White Mountains no longer owns shares for its own account entitling it to cast at least 20% of the votes entitled to be cast by the then outstanding common shares, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as White Mountains controls at least 20% of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

Certain Other Provisions of our Bye-laws

  Indemnification of Directors and Officers

        Our bye-laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Companies Act against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our bye-laws also provide that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Companies Act. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our memorandum of association, bye-laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our memorandum of association in respect of any occurrence or matter arising prior to any such repeal or modification. Our bye-laws also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Appraisal Rights and Shareholder Suits

        Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and our bye-laws, an amalgamation by us with another company would require the amalgamation agreement be approved by our board of directors and by resolution of our shareholders.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make an order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Foreign Exchange Controls

        The Company has been designated as non-resident of Bermuda for the purposes of the Exchange Control Act, 1972 and, as such, is free to acquire, hold and sell foreign currency and securities without restriction.

Board of Director Actions

        Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Our bye-laws provide that some actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

        Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

        Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

        The remuneration of our directors is determined by the board of directors. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

        Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme), unless shareholders holding 90% of the total voting rights have consented to the loan.

Transfer Agent and Registrar

                                will serve as transfer agent and branch registrar for our Class A common shares in the United States.

New York Stock Exchange Listing

        We intend to apply to have our Class A common shares listed on the New York Stock Exchange under the symbol "OB."

MATERIAL TAX CONSIDERATIONS

        The following discussion is a summary of the material Bermuda and U.S. Federal income tax considerations relevant to the acquisition, ownership and disposition of our Class A common shares.

Bermuda Tax Considerations

Taxation of the Company

        Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act of 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on each company's respective authorized share capital and share premium. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Income earned by our subsidiaries will be subject to income, withholding and other taxes outside of Bermuda.

Taxation of Holders

        Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our Class A common shares or on any payments in respect of our Class A common shares, except, in some circumstances, to persons ordinarily resident in Bermuda.

U.S. Federal Income Tax Considerations

        The following is a summary of the material U.S. Federal income tax consequences of the purchase, ownership and disposition of our Class A common shares, as of the date of this document, to a holder that purchases our Class A common shares in connection with their initial issuance and that holds the shares as capital assets.

        For purposes of this discussion, you are a U.S. holder if you are:

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  a citizen or resident of the U.S.,

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  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof,

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  an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or

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  a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

        A "Non—U.S. holder" is a non-resident alien individual, or a corporation, estate or trust that is not a U.S. holder.

        This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, relevant regulations, rulings and judicial decisions as of the date of this document, all of which are subject to change, possibly with retroactive effect, and is for general purposes only. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. Federal income tax consequences of the transaction. As a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

        This summary does not represent a detailed description of the U.S. Federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in or disposition of our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign and other Federal tax laws. This summary does not address any U.S. Federal tax laws other than U.S. Federal income tax laws, and it does not address any state, local or foreign tax laws. In addition, it does not present a description of the U.S. Federal income tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws, including if you are:

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  a dealer in securities or currencies,

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  a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings,

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  a financial institution,

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  a tax-exempt organization,

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  a real estate investment trust,

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  a regulated investment company,

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  an insurance company,

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  a person liable for alternative minimum tax,

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  a person holding Class A common shares as part of a hedging, integration, conversion or constructive sale transaction, or a straddle,

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  a person owning, actually or constructively, 10% or more of our voting shares or 10% or more of the voting shares of any of our non-U.S. subsidiaries,

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  a person whose functional currency is not the U.S. dollar, or

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  a person receiving Class A common shares as compensation.

        If a partnership or other entity treated as a pass-through entity for U.S. Federal income tax purposes holds Class A common shares, the tax treatment of an interest holder in the entity will generally depend upon the status of the interest holder and the activities of the entity. If a holder is an interest holder in such an entity holding Class A common shares, such holder is urged to consult its tax advisors.

We recommend that you consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. Federal, state, local or foreign law of the ownership of our Class A common shares.

U.S. Holders

Distributions

        We expect that, initially, we will not have current or accumulated earnings and profits for U.S. Federal income tax purposes, and that in the future we might or might not have such earnings and profits. Distributions with respect to Class A common shares you hold will, if not paid from our current and accumulated earnings and profits, constitute a nontaxable return of capital to you to the extent of your basis in the Class A common shares and will be applied against and reduce your basis in such Class A common shares. To the extent that such distributions are in excess of your tax basis in your Class A common shares, the distributions will be taxed currently in the same manner as amounts received on a sale of the Class A common shares would be, as described below under "—Disposition of Class A Common Shares." If we have current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes), then distributions with respect to Class A common shares you hold will be taxable to you as ordinary income to the extent of those earnings and profits, and should be treated as "qualified dividends" that are subject to a maximum Federal income tax rate of 15% for taxable years beginning before 2011. Because we are not a U.S. corporation, you will not be entitled to claim a dividends received deduction, generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations, with respect to distributions you receive from us.

        The rules described below under "—Passive Foreign Investment Company" may affect the taxation of some distributions. In addition, the rules described below under "—Controlled Foreign Corporations," "—Related Person Insurance Income" may cause some amounts to be taxable as distributions even though no actual distribution has been made. Any amounts treated as distributions in this way will not be again treated as distributions when they are actually made.

Controlled Foreign Corporations

        A foreign corporation is a Controlled Foreign Corporation, or a CFC, if more than 50% of the total combined voting power of all classes of its shares or more than 50% of the total value of its shares is owned, directly or indirectly, including shares owned through attribution, by 10% CFC Shareholders. You are a 10% CFC Shareholder with respect to us if you own at least 10% of the total combined voting power of all classes of our shares, directly or indirectly, including shares owned through attribution, and you are a 10% CFC Shareholder with respect to one of our subsidiaries if you own at least 10% of the value of our outstanding shares or of the total combined voting power of all classes of shares in the subsidiary directly or indirectly, including shares owned through attribution.

        In addition, a corporation may also be a CFC with respect to its insurance and reinsurance income if more than 25% of the total combined voting power of all classes of its shares or more than 25% of the total value of its shares is owned, directly or indirectly, including shares owned through attribution, by 10% CFC Shareholders and other specified conditions relating to the nature of its insurance income are satisfied. Each 10% CFC Shareholder in a CFC is required to include in its gross income for a taxable year its pro rata share of the CFC's earnings and profits for that year attributable to specified types of income or investments, or attributable just to specified types of insurance income if the CFC is only a CFC with respect to insurance income.

        Due to the anticipated dispersion of our share ownership among holders and our bye-law provisions that provide for the (i) reduction in the voting power of any Class A common shares held by certain Class A shareholders at risk of becoming 10% CFC Shareholders and (ii) the election directly by our shareholders of the directors of certain designated subsidiaries (see "Description of Share Capital" — "Common Shares" — "Voting Rights" and "Election of Directors of our Subsidiaries" for further discussion). As a result, while there can be no assurance, we do not believe we are, or will become, a CFC.

Related Person Insurance Income

        In addition to the CFC rules described above, there are special rules for a foreign corporation which earns Related Person Insurance Income, or RPII (and such corporation, a "RPII CFC"). Each RPII Shareholder of a RPII CFC is required to include in its gross income for a taxable year its pro rata share of the corporation's RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such RPII Shareholders at that date, but limited by such corporation's current-year earnings and profits and by the RPII Shareholders' share, if any, of prior-year deficits in earnings and profits.

        RPII is any insurance or reinsurance income of a foreign corporation attributable to contracts of insurance or reinsurance with respect to which the person, directly or indirectly, insured is a RPII Shareholder of such foreign corporation or a related person to such a RPII shareholder. A RPII Shareholder of a foreign corporation includes any U.S. person, as defined in Section 957(c) of the U.S. Internal Revenue Code of 1986, as amended, who owns directly or indirectly through a chain of foreign entities any amount of the corporation's shares.

        If a foreign corporation earns RPII and RPII Shareholders of such corporation own 25% or more of the total combined voting power of all classes of shares of such corporation entitled to vote or 25% or more of the total value of the shares of such corporation, then, unless certain exceptions apply, the corporation is a RPII CFC. Because none of our non-U.S. subsidiaries is an insurer or reinsurer, we do not believe that we or any of our insurance subsidiaries are, or will become, a RPII CFC.

Passive Foreign Investment Company

        If we are or become classified as a Passive Foreign Investment Company, or PFIC, then, unless you make either a qualified electing fund election or a mark-to-market election, as such terms are defined in Sections 1295 and 1296 of the U.S. Internal Revenue Code of 1986, as amended, you generally will be subject to tax upon the disposition of our appreciated Class A common shares or upon certain distributions as if the gain or distribution were ordinary income earned ratably over your holding period of our Class A common shares. In taxable years other than the year of the distribution or disposition of our Class A common shares or any taxable year before we became a PFIC, you will be subject to tax at the highest rate applicable to you and you will be subject to an interest charge on the deferred tax. If one of our subsidiaries is classified as a PFIC but we are not classified as a PFIC, then there would generally only be significant adverse tax consequences for you if you own, directly or indirectly, 50% or more of the value of all of our shares. A PFIC is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If a foreign corporation owns at least 25% by value of the shares of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

        Generally, income derived from the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business is not passive income for purposes of the PFIC test. We anticipate that we and our subsidiaries taken as a whole will be predominantly engaged in the active conduct of an insurance business, and we therefore believe that none of our income, including income attributed to us from our subsidiaries by way of the 25% look-through rule described above, arising from the active conduct of this insurance business, will be passive income. Based on these assumptions about our active conduct as an insurance business and factual assumptions about the nature of other income and assets that we will have or have attributed to it by way of the 25% look-through rule described above, while there can be no assurance, we believe that we will not be a PFIC as of the date of this offering. In addition, we intend to conduct our future affairs in such a way that we will not become a PFIC.

Disposition of Class A Common Shares

        When you sell or otherwise dispose of your Class A common shares you will generally recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. However, if we are a CFC and you are a 10% CFC Shareholder, then gain from your sale or exchange of Class A common shares may be treated as ordinary income to the extent of our earnings and profits for the period during which you held your Class A common shares, subject to specified adjustments. Your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are characterized as returns of capital. For foreign tax credit limitation purposes, your gain or loss on a disposition of your Class A common shares will generally be treated as U.S. source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be taxed at a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010 and generally taxable at a maximum rate of 20% thereafter.

Form 5471 Reporting Requirements

        You may be required to file a U.S. Internal Revenue Service Form 5471 under some circumstances. You are not subject to the Form 5471 filing requirements if, after the application of the relevant attribution rules, you own and have always owned less than 10% of the value of our shares and the shares of its subsidiaries and are not an officer or director of OneBeacon or one of our subsidiaries. If you are required to file a Form 5471 to report your ownership of Class A common shares, you may also be required to file one or more Forms 5471 for various of our subsidiaries. Failure to provide the information required by Form 5471 may result in substantial civil and criminal penalties. Each prospective shareholder should consult its own tax advisor with respect to the specific requirements for filing Forms 5471.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends you receive in respect of Class A common shares or the proceeds received on the sale, exchange, or redemption of Class A common shares paid to you within the United States and, in some cases, outside the United States unless you are an exempt recipient, such as a corporation, and backup withholding currently at a rate of 28% may apply to such amounts if you fail to report interest and dividends required to be shown on your Federal income tax returns, or, in some circumstances, if you fail to comply with applicable certification requirements. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability.

U.S. Taxation applicable to our income.

        The taxable income of our U.S. subsidiaries is subject to United States Federal, state and local income tax and other taxes. The income of the non-U.S. companies in our group is generally not subject to tax in the United States other than withholding taxes on interest and dividends. Certain of our non-U.S. companies are eligible for the benefits of tax treaties between the United States and other countries. We believe our non-U.S. companies will continue to be eligible for treaty benefits. However, it is possible that factual changes or changes to U.S. tax laws or to tax treaties that presently apply to our non-U.S. companies could impact income subject to tax in the United States. Similarly, changes to the applicable tax laws, treaties or regulations of other countries could subject the income of members of our group to higher rates of tax outside the United States.

Non-U.S. Holders

Distributions

        A Non-U.S. holder generally will not be subject to U.S. Federal income tax or withholding tax on distributions received with respect to Class A common shares, unless such income is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. holder. If the Non-U.S. holder is entitled to the benefits of a United States income tax treaty with respect to such distributions, such income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States.

Disposition of Class A Common Shares

        Gain realized on the sale or other disposition of Class A common shares by a Non-U.S. holder will not be subject to U.S. Federal income tax, including withholding tax, unless (i) the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States or (ii) in the case of an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more during the taxable year of sale or disposition and certain other conditions are met.

        If the Non-U.S. holder is engaged in a trade or business in the United States for federal income tax purposes, the income from the Class A common shares, including distributions and the gain from the sale, exchange or other disposition of the Class A common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. Federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. holders. In addition, in the case of a corporate Non-U.S. holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

        Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If a Non-U.S. holder sells its Class A common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. holder sells its Class A common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. holder outside the United States, if such holder sells its Class A common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there will have been no public market for our Class A common shares. Although we expect to have our Class A common shares approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for our Class A common shares. Sales in the future of substantial amounts of our common shares by our existing shareholders, or the perception of these sales, may adversely affect the price of our Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. Upon the completion of this offering, we will have                        Class A common shares outstanding,                         and Class B common shares and outstanding. Of the outstanding number of Class A common shares,                        Class A common shares to be sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933. In addition:

  •
  Class A common shares are reserved upon conversion of Class B common shares.

  •
  Class A common shares are reserved for issuance under our director, officer and employee benefit plans.

        We and the selling shareholder have agreed, without the prior written consent of the underwriters, not to, during the period ending 180 days after the date of this prospectus, sell or otherwise dispose of Class A common shares or securities convertible into or exchangeable for Class A common shares, except under limited circumstances described under "Underwriting."

        To the extent not otherwise freely tradable or able to be sold under an exemption contained in Rule 144, we currently expect that we will file a registration statement with the SEC in order to register the offer of our Class A common shares issued pursuant to our director, officer and employee benefit plans. We also have agreed to file registration statements with the SEC in order to register the reoffer and resale of our common shares held by White Mountains and its subsidiaries as described under "Certain Relationships and Related Transactions—Registration Rights Agreement."

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated together, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

  •
  one percent of the then outstanding Class A common shares or

  •
  the average weekly trading volume in Class A common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, so long as requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Class A common shares that are not restricted securities within the meaning of that rule. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

UNDERWRITING

        Lehman Brothers Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling shareholder the respective number of Class A common shares shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Banc of America Securities LLC

Total

        The underwriting agreement provides that the underwriters' obligation to purchase Class A common shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the Class A common shares offered hereby (other than those Class A common shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling shareholder to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling shareholder for the shares.

	No Exercise	Full Exercise
Per share.
Total

        The representative of the underwriters has advised us that the underwriters propose to offer the Class A common shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representative may change the offering price and other selling terms.

        The expenses of the offering that are payable by us and the selling shareholder are estimated to be $            (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholder in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

        The selling shareholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than            shares in connection with this offering. To the

extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriters' underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, all of our directors and executive officers and the selling shareholder have agreed that without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by us or them at any time in the future of) any common shares (including, without limitation, common shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and common shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible, exercisable or exchangeable into common shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, or the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc.

        Lehman Brothers Inc., in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common shares and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

        Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our Class A common shares, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to shares offered hereby for officers, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common shares, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the Class A common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common shares or preventing or retarding a decline in the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common shares. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        We intend to apply to list our Class A common shares for trading on the New York Stock Exchange under the symbol "OB." In connection with the listing, the underwriters will undertake to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Foreign Selling Restrictions

United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as "relevant persons"). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") each underwriter has represented and warranted that it has not made and will not make an offer to the public of any Class A common shares which are the subject of the offering contemplated by this prospectus in that Relevant Member State until the prospectus has been approved by the competent authority in such Relevant Member State and published and passported in accordance with the Prospectus Directive as implemented in such Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Class A common shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase any Class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Stamp Taxes

        If you purchase Class A common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        Lehman Brothers Inc., Banc of America Securities LLC and            and their respective predecessors and affiliates have, from time to time, provided, and in the future may continue to provide, various financial advisory and investment banking services for us or our affiliates, including White Mountains, for which they received or will receive customary fees and commissions. Howard L. Clark, Jr., Vice Chairman of Lehman Brothers Inc., is a director of White Mountains Insurance Group, Ltd.

LEGAL MATTERS

        The validity of the issuance of our Class A common shares offered by this prospectus will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters of U.S. and New York law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and by Appleby Hunter Bailhache, Bermuda.

EXPERTS

        Our historical consolidated financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our Class A common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement, as amended, and the exhibits to the registration statement, as amended, to which reference is hereby made. Some items are omitted in accordance with the rules and regulations of the SEC. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, as amended, reference is made to such exhibit for a more complete description of the matter involved and statements contained in this prospectus that are not necessarily complete are qualified in all respects by such reference. The registration statement, and any amendments to the registration statement, and the exhibits to the registration statement filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

        As a result of this offering, OneBeacon will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at 100 F Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Copies of such information may be obtained from the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We intend to furnish holders of our common shares with annual reports containing consolidated financial statements audited by independent accountants, beginning with the fiscal year ending December 31, 2006. We also intend to furnish other reports as we may determine or as required by law. We also maintain an Internet site at http://www.onebeacon.com. Our website and the information it contains or that is connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which the prospectus forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES
FEDERAL SECURITIES LAWS AND OTHER MATTERS

        We are organized under the laws of Bermuda, and a part of our assets will be located outside the United States. As a result, it may not be possible to enforce court judgments obtained in the United States against us based on the civil liability provisions of the federal or state securities laws of the United States in Bermuda or in countries other than the United States where we will have assets. Because of our substantial contact with the United States, and because most of our directors and officers are residents of the United States, you will likely be able to effect service of process within the United States on us or on such persons. However, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United States courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that:

  •
  such courts had proper jurisdiction over the parties subject to such judgment;

  •
  such courts did not contravene the rules of natural justice of Bermuda;

  •
  such judgment was not obtained by fraud;

  •
  the enforcement of the judgment would not be contrary to the public policy of Bermuda;

  •
  no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and

  •
  there is due compliance with the correct procedures under the laws of Bermuda.

        Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. Federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Therefore, a final judgment for the payment of money rendered by any Federal or state court in the United States based on civil liability, whether or not based solely on United States Federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States.

GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

Accident Year	The calendar year during which the accident or event causing insured loss occurred.
Adverse Development	Loss and loss adjustment expenses in excess of loss and loss adjustment expense reserves carried on policies written in prior years.
Attachment Point	The amount of loss (per occurrence or in the aggregate, as the case may be) above which excess insurance or excess of loss reinsurance becomes operative.
Broker
One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Casualty Insurance
Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the policyholder resulting therefrom.
Combined Ratio	The sum of the loss and LAE ratio and the expense ratio.
Commercial Lines	The various kinds of insurance that are written for businesses.
Commutation	Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a specified payment.
Demand Surge	The temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a disaster.
Expense Ratio	The ratio of policy acquisition expenses and other underwriting expenses to earned premiums.
Gross Premiums Written	Total premiums for insurance written and assumed reinsurance during a given period.

Incurred But Not Reported (IBNR)
Reserves for estimated loss and loss adjustment expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.
Long Tail	Insurance product where the ultimate loss and loss adjustment expenses are not known or settled for a longer period of time, usually longer than a year.
Loss Adjustment Expenses (LAE)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.
Loss and LAE Ratio	The ratio of loss and LAE to earned premiums.
Loss and LAE Reserves
Liabilities established by insurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE.
Net Premiums Earned	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.
Net Premiums Written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Personal Lines	Types of insurance written for individuals or families, rather than for businesses.
Property Insurance	Insurance that is primarily concerned with financial loss arising out of the loss of property or its use caused by an insured peril.
Reciprocal Exchange	Member-owned, not-for-profit insurance association
Reinsurance
An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the cedent, against all or a portion of the insurance or reinsurance risks underwritten by the cedent under one or more contracts. Reinsurance can provide a cedent with several benefits, including a reduction in net liability on individual risks and catastrophic event protection from large or multiple losses.

Reinsurance also provides a cedent with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the cedent. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Reserves
Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for LAE and for unearned premiums. Loss and loss adjustment expense reserves consist of "case reserves," or reserves established with respect to individual reported claims, and "IBNR reserves." Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also "Business—Loss and Loss Adjustment Expense Reserves."
Retention	The amount or portion of risk that a policyholder or an insurer retains for its own account.
Retroactive Reinsurance	A reinsurance cover that provides indemnification of losses and loss adjustment expenses with respect to past loss events.
Retrocession
An arrangement in which a reinsurance company, commonly referred to as a "retrocessionaire," agrees to indemnify another reinsurance company, commonly referred to as the ceding reinsurer, against all or a portion of the reinsurance risks underwritten by the ceding reinsurer under one or more reinsurance contracts.

Run-off; Run-off Company; Run-off Insurance Company
The process of paying insurance policy losses as they become due after the policy term has ended. An insurance company is said to be in "run-off" when it is not writing new policies and its principal business activity is the payment of policy losses as they become due.
Short Tail	Insurance product where the ultimate losses are known and settled quickly, usually within a year.
Statutory Accounting Principles ("SAP")
Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.
Take-out Credit	A credit received by an insurance carrier against their assessment base for every dollar of premium, or for every policy written, an insurer voluntarily removes from an assigned risk pool.
Underwriting	The insurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.
Underwriting Capacity
The maximum amount that an insurance company can underwrite. The limit is generally determined by the company's capital levels. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting Expenses	The aggregate of policy acquisition expenses, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

INDEX TO HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets:
As of December 31, 2004 and 2005	F-3
Consolidated Statements of Income and Comprehensive Income:
For the years ended December 31, 2003, 2004 and 2005	F-4
Consolidated Statements of Common Shareholder's Equity:
For the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated Statements of Cash Flows:
For the years ended December 31, 2003, 2004 and 2005	F-6
Notes to Consolidated Financial Statements:
For the years ended December 31, 2003, 2004 and 2005	F-7
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets:
As of December 31, 2005 and June 30, 2006	F-58
Consolidated Statements of Income and Comprehensive Income:
For the six months ended June 30, 2005 and 2006	F-59
Consolidated Statements of Common Shareholder's Equity:
For the six months ended June 30, 2005 and 2006	F-60
Consolidated Statements of Cash Flows:
For the six months ended June 30, 2005 and 2006	F-61
Notes to Consolidated Financial Statements:
For the six months ended June 30, 2005 and 2006	F-62

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of OneBeacon Insurance Group, Ltd.:

        In our opinion, the accompanying consolidated financial statements listed in the accompanying index appearing on page F-1 present fairly, in all material respects, the financial position of OneBeacon Insurance Group, Ltd., a wholly owned subsidiary of White Mountains Insurance Group, Ltd., and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed under Item 16 of the Registration Statement of which this prospectus is a part, present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP Boston, Massachusetts August 3, 2006

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2005
	($ in millions, except share and per share amounts)
Assets
Fixed maturity investments, at fair value (amortized cost $3,722.4 and $3,606.9)	$3,912.9	$3,690.4
Common equity securities, at fair value (cost $486.6 and $459.3)	716.2	591.3
Short-term investments, at amortized cost (which approximates fair value)	383.3	207.6
Other investments (cost $123.6 and $240.4)	157.1	275.2

Total investments	5,169.5	4,764.5
Cash	40.1	44.1
Reinsurance recoverable on unpaid losses	710.3	1,171.6
Reinsurance recoverable on unpaid losses—Berkshire Hathaway, Inc.	1,681.5	1,949.3
Reinsurance recoverable on paid losses	42.5	24.3
Premiums receivable	523.7	605.1
Securities lending collateral	270.4	447.1
Deferred acquisition costs	187.3	204.4
Investment in unconsolidated affiliate	161.7	168.0
Deferred tax asset	149.2	108.5
Intercompany debt receivable	—	76.6
Investment income accrued	56.0	46.2
Ceded unearned premiums	41.6	28.0
Accounts receivable on unsettled investment sales	19.7	2.9
Other assets	320.1	339.7
Assets of discontinued operations	580.4	272.4

Total assets	$9,954.0	$10,252.7

Liabilities
Loss and LAE reserves	$4,922.2	$5,354.3
Unearned premiums	1,001.4	1,042.8
Debt	726.3	744.9
Intercompany debt payable	1,000.0	—
Securities lending payable	270.4	447.1
Preferred stock subject to mandatory redemption:
Held by Berkshire Hathaway, Inc. (redemption value $300.0)	191.9	214.0
Held by others (redemption value $20.0)	20.0	20.0
Ceded reinsurance payable	76.5	77.1
Accounts payable on unsettled investment purchases	19.1	1.9
Other liabilities	901.7	588.4
Liabilities of discontinued operations	407.0	202.2

Total liabilities	9,536.5	8,692.7

Common shareholder's equity
Common shares and paid-in surplus (par value $1.00; authorized, issued and outstanding, 12,000 shares)	115.0	1,169.8
Retained earnings	—	232.6
Accumulated other comprehensive income, after-tax:
Net unrealized gains on investments	281.0	163.1
Net unrealized foreign currency translation gains (losses) and other	23.8	(2.1)
Minimum pension liability	(2.3)	(3.4)

Total common shareholder's equity	417.5	1,560.0

Total liabilities and common shareholder's equity	$9,954.0	$10,252.7

See Notes to Consolidated Financial Statements including Note 19 for Commitments and Contingencies.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,
	2003	2004	2005
	($ in millions, except per share amounts)
Revenues
Earned premiums	$1,992.4	$2,087.1	$2,012.7
Net investment income	210.9	209.6	236.8
Net realized investment gains	115.9	128.8	123.2
Other revenue	98.7	59.5	24.1

Total revenues	2,417.9	2,485.0	2,396.8

Expenses
Loss and LAE	1,364.2	1,385.4	1,390.4
Policy acquisition expenses	361.9	359.8	349.3
Other underwriting expenses	234.9	350.0	263.4
General and administrative expenses	37.7	81.9	8.4
Accretion of fair value adjustment to loss and LAE reserves	48.6	33.2	26.0
Interest expense on debt	46.6	45.0	44.1
Interest expense — dividends on preferred stock subject to mandatory redemption	15.1	30.3	30.3
Interest expense — accretion on preferred stock subject to mandatory redemption	7.2	17.3	22.1

Total expenses	2,116.2	2,302.9	2,134.0

Pre-tax income	301.7	182.1	262.8
Income tax provision	(103.3)	(49.4)	(82.1)

Income from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	198.4	132.7	180.7
Dividends on mandatorily redeemable preferred stock of subsidiaries	(15.1)	—	—
Accretion of preferred stock of subsidiaries to face value	(6.4)	—	—
Equity in earnings of unconsolidated affiliates	57.5	27.4	5.6

Income from continuing operations	234.4	160.1	186.3
Income (loss) from discontinued operations	19.2	(24.1)	25.2
Gain on sale of discontinued operations, net of tax	—	—	21.1
Net income	253.6	136.0	232.6

Change in net unrealized gains and losses for investments held	156.0	136.9	(42.5)
Recognition of net unrealized gains and losses for investments sold	(92.1)	(69.3)	(75.4)
Change in foreign currency translation and other	9.7	16.7	(26.9)

Comprehensive net income	$327.2	$220.3	$87.8

Basic and diluted earnings per share:
Income from continuing operations	$19,531.03	$13,344.62	$15,526.85
Income (loss) from discontinued operations	1,602.59	(2,008.00)	2,099.11
Gain on sale of discontinued operations, net of tax	—	—	1,758.67
Net income	$21,133.62	$11,336.62	$19,384.63

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY

	Common shareholder's equity	Common shares and paid-in surplus	Retained earnings	Accum. other comprehensive income, after-tax
	($ in millions)
Balances at January 1, 2003	$2,416.9	$1,823.6	$398.4	$194.9
Net income	253.6	—	253.6	—
Other comprehensive income, after tax	73.5	—	—	73.5
Dividends to parent	(14.8)	—	(14.8)	—
Contributions of capital from parent	74.9	61.2	—	13.7

Balances at December 31, 2003	2,804.1	1,884.8	637.2	282.1

Net income	136.0	—	136.0	—
Other comprehensive income, after tax	84.3	—	—	84.3
Dividends to parent	(773.2)	—	(773.2)	—
Distributions of capital to parent	(1,833.7)	(1,769.8)	—	(63.9)

Balances at December 31, 2004	417.5	115.0	—	302.5

Net income	232.6	—	232.6	—
Other comprehensive loss, after tax	(144.9)	—	—	(144.9)
Contributions of capital from parent	1,054.8	1,054.8	—	—

Balances at December 31, 2005	$1,560.0	$1,169.8	$232.6	$157.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Cash flows from operations:
Net income	$253.6	$136.0	$232.6
Charges (credits) to reconcile net income to cash flows used for operations:
(Income) loss from discontinued operations	(19.2)	24.1	(25.2)
Gain from sale of discontinued operations	—	—	(21.1)
Net realized investment gains	(115.9)	(128.8)	(123.2)
Other operating items:
Net change in loss and LAE reserves	(1,302.4)	(868.0)	443.8
Net change in unearned premiums	(234.4)	—	41.4
Net change in premiums receivable	167.9	(94.8)	(81.4)
Net change in reinsurance recoverable on paid and unpaid losses	553.1	312.2	(710.9)
Net change in other assets and liabilities, net	(73.4)	(173.8)	(185.7)

Net cash used for operating activities of continuing operations	(770.7)	(793.1)	(429.7)
Net cash provided from operating activities of discontinued operations	200.8	109.6	84.9

Net cash used for operations	(569.9)	(683.5)	(344.8)

Cash flows from investing activities:
Net decrease in short-term investments	999.5	140.9	159.8
Sales of fixed maturity investments	12,671.3	3,792.1	2,974.9
Maturities of fixed maturity investments	924.8	666.4	48.5
Sales of common equity securities	90.8	202.0	389.4
Sales of other investments	8.7	26.7	16.9
Sales of consolidated and unconsolidated affiliates, net of cash sold	25.0	192.0	23.4
Sale of discontinued operations	—	—	138.2
Purchase of consolidated affiliate, net of cash acquired	—	(30.0)	—
Purchases of fixed maturity investments	(13,108.8)	(3,834.5)	(2,904.8)
Purchases of common equity securities	(181.9)	(100.9)	(291.4)
Purchases of other investments	(87.4)	(80.6)	(115.5)
Net change in unsettled investment purchases and sales	(283.3)	(60.2)	(0.4)
Net (acquisitions) dispositions of property and equipment	45.8	(4.2)	(31.9)

Net cash provided from investing activities of continuing operations	1,104.5	909.7	407.1
Net cash used for investing activities of discontinued operations	(198.0)	(61.5)	(12.5)

Net cash provided from investing activities	906.5	848.2	394.6

Cash flows from financing activities:
Proceeds from issuances of debt	693.4	—	18.4
Repayment of debt	(739.9)	—	—
Loans to affiliates	(270.0)	—	(34.0)
Dividends to parent	(14.8)	(115.2)	—
Dividends paid on mandatorily redeemable preferred stock of subsidiaries	(30.3)	(30.3)	(30.3)
Contributions of capital from parent	8.0	—	0.1

Net cash used for financing activities of continuing operations	(353.6)	(145.5)	(45.8)
Net cash used for financing activities of discontinued operations	(10.0)	(9.1)	—

Net cash used for financing activities	(363.6)	(154.6)	(45.8)

Net increase (decrease) in cash during year	(27.0)	10.1	4.0
Cash balance at beginning of year	57.0	30.0	40.1

Cash balance at end of year	$30.0	$40.1	$44.1

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Nature of Operations and Summary of Significant Accounting Policies

        The accompanying consolidated financial statements include the accounts of OneBeacon Insurance Group, Ltd. (the "Company" or the "Registrant") and its subsidiaries (collectively, "OneBeacon") and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The OneBeacon operating companies are U.S.-based property and casualty insurance writers, substantially all of which operate in a multi-company pool. OneBeacon offers a wide range of specialty, commercial and personal products and services sold primarily through select independent agencies and brokers. OneBeacon is a wholly owned subsidiary of White Mountains Insurance Group, Ltd. ("White Mountains"), which is a holding company whose businesses provide property and casualty insurance, reinsurance and certain other products.

        OneBeacon was acquired by White Mountains from Aviva plc ("Aviva", formerly CGNU) in 2001 (the "OneBeacon Acquisition"). Within this report, the term "OneBeacon" is used to refer to one or more entities within the consolidated organization, as the context requires. The Company is a Bermuda exempted limited company with its headquarters located at the Bank of Butterfield Building, 42 Reid Street, 6th Floor, Hamilton HM 12, Bermuda. The Company's principal executive office is located at One Beacon Street, Boston, Massachusetts 02108 and its registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. OneBeacon's reportable segments are Primary Insurance Operations, Affiliate Quota Shares, and Other Operations, as defined below.

        OneBeacon's Primary Insurance Operations includes the results of substantially all of its insurance operations, with the exception of certain quota share arrangements with affiliates of White Mountains as described below.

        During 2004 and 2005, OneBeacon entered into two quota share reinsurance arrangements with other subsidiaries of White Mountains. Under the Sirius Quota Share, OneBeacon ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, OneBeacon assumed approximately 85% of business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary, Esurance Property and Casualty Insurance Company.

        OneBeacon's Other Operations segment consists of the Company and its intermediate holding companies.

        All significant intercompany transactions have been eliminated in consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        As discussed in further detail in Note 2, "Discontinued Operations," in 2004 and 2006, OneBeacon distributed or sold certain consolidated subsidiaries to White Mountains. As part of a reorganization immediately preceding the initial public offering, OneBeacon sold certain other consolidated subsidiaries to White Mountains on August 3, 2006 at GAAP book value. In addition, OneBeacon sold National Farmers Union Property and Casualty Company ("NFU"), its wholly owned subsidiary, in September 2005. The distributed or sold subsidiaries, including those that were sold in August 2006, and NFU have been classified as discontinued operations. Accordingly, the results of operations for the distributed or sold subsidiaries and NFU are presented net of tax, as income or loss from discontinued operations in the consolidated statements of income and comprehensive income. The assets and liabilities of the distributed or sold subsidiaries and NFU were aggregated and presented under separate captions on the consolidated balance sheets. NFU's results of operations are included in discontinued operations through the date of its sale. The gain on sale of NFU is included in gain from discontinued operations, net of tax in 2005. Cash flows associated with the operating, financing and investing activities of discontinued operations are aggregated and presented under separate captions in the consolidated statements of cash flows.

Basis of presentation

Investment securities

        OneBeacon's portfolio of fixed maturity investments and common equity securities are classified as available for sale and are reported at fair value as of the balance sheet date as determined by quoted market prices. Net unrealized investment gains and losses on available for sale securities are reported net, after-tax, as a separate component of shareholder's equity. Changes in net unrealized investment gains and losses, after-tax, are reported as a component of other comprehensive income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, the financial health of and specific prospects for the issuer and the ability and intent to hold the investment to recovery. Investment losses that are determined to be other than temporary are recognized in earnings. Realized gains and losses resulting from sales of investment securities are accounted for using the weighted average method. Premiums and discounts on fixed maturity investments are accreted to income over the anticipated life of the investment.

        OneBeacon owns convertible bonds with embedded derivatives. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), OneBeacon bifurcates all equity option derivatives that are embedded in convertible bonds. The original host instruments are reported, at fair value, in fixed maturity investments and the embedded derivatives are reported, at fair value, in other investments. Because these derivatives do not qualify as hedging instruments, changes in fair values of derivatives are included in realized gains and losses. The fair value of the embedded derivatives associated with convertible bonds which are included in other investments was $30.6 million and $73.6 million at December 31, 2004 and 2005, respectively. Realized gains on derivatives were $5.7 million and $9.7 million for the years ending December 31, 2004 and 2005, respectively.

        Short-term investments consist of money market funds, certificates of deposit and other securities which, at the time of purchase, mature or become available for use within one year. Short-term investments are carried at amortized cost, which approximated fair value as of December 31, 2004 and 2005.

        Other investments include limited partnership interests. Changes in OneBeacon's interest in limited partnership interests accounted for using the equity method are included in net realized investment gains. Changes in OneBeacon's interest in limited partnerships not accounted for under the equity method are reported, net of tax, as a component of shareholder's equity with changes therein reported, after-tax, as a component of other comprehensive income.

        OneBeacon participates in a securities lending program as a mechanism for generating additional investment income on its fixed maturity portfolio. Under the security lending arrangements, certain of its fixed maturity investments are loaned to other institutions for short periods of time through a lending agent. OneBeacon maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the asset. Collateral, in the form of cash and United States government securities, is required at a rate of 102% of the fair value of the loaned securities, is controlled by the lending agent and may not be sold or re-pledged. The fair value of the securities lending collateral is recorded as both an asset and liability on the balance sheet, however, other than in the event of default by the borrower, this collateral is not available to OneBeacon and will be remitted to the borrower by the lending agent upon the return of the loaned securities. Because of these restrictions, OneBeacon considers its securities lending activities to be non cash transactions. An indemnification agreement with the lending agent protects OneBeacon in the event a borrower becomes insolvent or fails to return any of the securities on loan.

Cash Flow Hedge

        Contemporaneously with entering into a variable rate mortgage note during 2005, OneBeacon entered into an interest rate swap agreement under which it pays a fixed rate and receives a variable rate to hedge its exposure to interest rate fluctuations. The notional amount of the swap is equal to the outstanding principal of the mortgage note it hedges and is adjusted at the same time as the mortgage note principal changes for drawdowns and repayments. The underlying index used to determine the variable interest paid under the swap is the same as that used for OneBeacon's variable rate mortgage note. In accordance with SFAS 133, OneBeacon has accounted for the swap as a cash flow hedge and has recorded the interest rate swap at fair value on the balance sheet in other assets. Changes in the fair value of the interest rate swap, after tax, are reported as a component of other comprehensive income. OneBeacon monitors continued effectiveness of the hedge by monitoring the changes in the terms of the instruments as described above as compared to the actual changes in principal and notional amount in the mortgage note and interest rate swap, respectively.

Cash

        Cash includes amounts on hand and demand deposits with banks and other financial institutions. Amounts presented in the statement of cash flows are shown net of balances acquired and sold in the purchase or sale of the Company's consolidated subsidiaries.

Insurance operations

        OneBeacon accounts for insurance policies that it writes in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Premiums written are recognized as revenues and are earned ratably over the term of the related policy. Unearned premiums represent the portion of premiums written that are applicable to future insurance coverage provided by policies. AutoOne, which acts as a limited assigned distribution ("LAD") servicing carrier, enters into contractual arrangements with insurance companies to assume private passenger and commercial automobile assigned risk exposures in 22 states. AutoOne receives LAD and commercial limited assigned distribution ("CLAD") servicing fees from these other companies for assuming these risks. LAD and CLAD servicing fees are typically a percentage of the total premiums that AutoOne must write to fulfill the obligation of the transferor company. In addition, LAD servicing carriers may choose to write certain policies voluntarily by taking risks out of the New York Automobile Insurance Plan ("NYAIP"). These policies generate takeout credits which can be "sold" for fees ("takeout fees") to other carriers. These other carriers in turn can use such credits to reduce their obligations to write assigned risk business. AutoOne's LAD and CLAD servicing and takeout fees are recorded as written premium when billed and are earned ratably over the term of the related policy to which the fee relates.

        Deferred acquisition costs represent commissions, premium taxes, brokerage expenses and other costs which are directly attributable to and vary with the production of new business. These costs are deferred and amortized over the applicable premium recognition period as policy acquisition expenses. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. This limitation is referred to as a premium deficiency. A premium deficiency is recognized if the sum of expected loss and loss adjustment expenses ("LAE"), unamortized acquisition costs, and maintenance costs exceeds related unearned premiums. A premium deficiency is recognized by charging any unamortized acquisition costs to expense to the extent required in order to eliminate the deficiency. If the premium deficiency exceeds unamortized acquisition costs then a liability is accrued for the excess deficiency.

        Losses and LAE are charged against income as incurred. Unpaid insurance losses and LAE are based on estimates (generally determined by claims adjusters, legal counsel and actuarial staff) of the ultimate costs of settling claims, including the effects of inflation and other societal and economic factors. Unpaid reinsurance losses and LAE are based primarily on reports received from ceding companies and actuarial projections. Unpaid loss and LAE reserves represent management's best estimate of ultimate losses and LAE, net of estimated salvage and subrogation recoveries, if applicable. Such estimates are regularly reviewed and updated and any adjustments resulting therefrom are reflected in current operations. The process of estimating loss and LAE involves a considerable degree of judgment by management and the ultimate amount of expense to be incurred could be considerably greater than or less than the amounts currently reflected in the financial statements.

        OneBeacon discounts certain of its long term workers compensation loss and LAE reserves when such liabilities constitute unpaid but settled claims under which the payment pattern and ultimate costs are fixed and determinable on an individual claim basis. OneBeacon discounts these reserves using an average discount rate which is determined based on the facts and circumstances applicable at the time the claims are settled (4.7% and 5.0% at December 31, 2004 and 2005, respectively). As of December 31, 2004 and 2005, the discount on OneBeacon's workers compensation loss and LAE reserves amounted to $259.4 million and $214.3 million, respectively.

        In connection with purchase accounting for the OneBeacon Acquisition, OneBeacon was required to adjust to fair value its loss and LAE reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on the acquired balance sheet as of June 1, 2001. This net reduction to loss and LAE reserves of $300.0 million is being accreted through an income statement charge ratably with and over the period the claims are settled. See Note 4.

        OneBeacon's insurance subsidiaries enter into ceded reinsurance contracts from time to time to protect their businesses from losses due to concentration of risk, to manage their operating leverage ratios and to limit losses arising from catastrophic events. The majority of such reinsurance contracts are executed through excess of loss treaties and catastrophe contracts under which the reinsurer indemnifies for a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. OneBeacon has also entered into quota share treaties with reinsurers under which all risks meeting prescribed criteria are covered on a pro-rata basis. The amount of each risk ceded by OneBeacon is subject to maximum limits which vary by line of business and type of coverage. Amounts related to reinsurance contracts are recorded in accordance with SFAS 113 and Emerging Issues Task Force Topic No. D-54, as applicable.

        Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. OneBeacon is selective in regard to its reinsurers, principally placing reinsurance with those reinsurers with strong financial condition, industry ratings and underwriting ability. Management monitors the financial condition and ratings of its reinsurers on an ongoing basis.

        Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly. Funds held under reinsurance treaties rerpesent contractual payments due to the reinsurer that OneBeacon has retained to secure obligations of the reinsurer. Such amounts are recorded as liabilities in the consolidated financial statements.

Accounting for Mandatory Shared Market Mechanisms

        As a condition to its licenses to do business in certain states, OneBeacon's insurance operations must participate in various mandatory shared market mechanisms commonly referred to as "residual" or "involuntary" markets. These markets generally consist of risks considered to be undesirable from a standard or routine underwriting perspective. Each state dictates the levels of insurance coverage that is mandatorily assigned to participating insurers within these markets. The total amount of such business an insurer must accept in a particular state is generally based on that insurer's market share of voluntary business written within that state. In certain cases, OneBeacon is obligated to write business from shared market mechanisms at a future date based on its historical market share of all voluntary policies written within that state. Involuntary business generated from mandatory shared market mechanisms is accounted for in accordance with SFAS 60 or as assumed reinsurance under SFAS 113, depending upon the structure of the mechanism.

        OneBeacon's market assignments are typically required to be written in the current period, although, in certain cases OneBeacon is required to accept policy assignments at a future date. OneBeacon's residual market assignments to be written in the future primarily relate to private passenger automobile assigned risk exposures within the State of New York where several of OneBeacon's insurance subsidiaries write voluntary automobile insurance. The share of involuntary written premium for policies assigned by the NYAIP to a particular insurer in a given year is based on the proportion of the total voluntary writings in New York two years prior. Anticipated losses associated with future market assignments are recognized in accordance with SFAS No. 5, "Accounting for Contingencies", when the amount of such anticipated losses is determined to be probable and can be reasonably estimated.

Accounting for Insurance Related Assessments

        Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments" ("SOP 97-3"), OneBeacon's insurance subsidiaries record guaranty fund assessments when such assessments are billed by the respective guaranty funds. In addition, each insurance subsidiary's policy is to accrue for any significant insolvencies when the loss is probable and the assessment amount can be reasonably estimated.

Deferred Software Costs

        OneBeacon capitalizes costs related to computer software developed for internal use during the application development stage of software development projects in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs generally consist of certain external, payroll and payroll related costs. OneBeacon begins amortization of these costs once the project is completed and ready for its intended use. Amortization is on a straight line basis and over a useful life of three to five years. At December 31, 2005 and 2004, OneBeacon had deferred software costs of $52.3 million and $44.0 million, respectively.

Federal and foreign income taxes

        The majority of OneBeacon's subsidiaries file consolidated tax returns in the United States. Income earned or losses generated by companies outside the United States are generally subject to an overall effective tax rate lower than that imposed by the United States.

        Deferred tax assets and liabilities are recorded when a difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes exists, and for other temporary differences as defined by SFAS No. 109, "Accounting for Income Taxes". The deferred tax asset or liability is recorded based on tax rates expected to be in effect when the difference reverses. The deferred tax asset is recognized when it is more likely than not that it will be realized.

Foreign currency exchange

        The U.S. dollar is the functional currency for all of OneBeacon's businesses. OneBeacon is subject to foreign currency fluctuations associated with its foreign investment securities. Assets recorded in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Net foreign exchange gains and losses arising from the translation are generally reported in common shareholder's equity, in accumulated other comprehensive income or loss, net of tax. As of December 31, 2004 and 2005, OneBeacon had an after-tax unrealized foreign currency translation gain/(loss) of $23.8 million and $(1.5) million, respectively, recorded on its consolidated balance sheets.

Recently Adopted Changes in Accounting Principles

Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities ("VIE"), to which previous accounting guidance on consolidation does not apply. A VIE is an entity in which the equity investors do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, the primary beneficiary of a VIE is required to consolidate the VIE in its financial statements. The primary beneficiary is an entity that has a variable interest that will absorb the majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. OneBeacon adopted the disclosure provisions of FIN 46 beginning with its December 31, 2002 consolidated financial statements and its consolidation provisions as of March 31, 2004. See Note 16.

Mandatorily Redeemable Preferred Stock

        In July 2003, OneBeacon adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") and it subsequently adopted FASB Staff Position No. 150-3 ("FSP 150-3") in November 2003. SFAS 150, among other things, required an issuer of mandatorily redeemable financial instruments to classify such instruments as a liability and to initially measure the liability at its fair value. Subsequently, these instruments are to be measured at their present value, using the interest rate implicit at the inception of the contract. In addition, all future dividends paid to holders of those instruments, as well as any accretion related to those instruments, are to be reflected as interest expense. FSP 150-3 was released by the FASB in November 2003 and it indefinitely deferred the fair value measurement provisions of SFAS 150 for certain mandatorily redeemable noncontrolling interests. However, the presentation provisions of SFAS 150 are still applicable to those instruments.

        OneBeacon has two classes of mandatorily redeemable preferred stock of subsidiaries, which were previously classified as minority interests, that fell within the scope of SFAS 150 and are considered noncontrolling interests under FSP 150-3. Upon adoption of SFAS 150 in 2003, OneBeacon reclassified these instruments from mezzanine equity to liabilities at their historical carrying values. In addition, beginning in the third quarter of 2003, all dividends and accretion on OneBeacon's mandatorily redeemable preferred stock have been recorded as interest expense. See Note 11, "Mandatorily Redeemable Preferred Stock of Subsidiaries and Convertible Preference Shares."

Share-Based Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure" ("SFAS 148"), an amendment to SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Among other things, SFAS 148 amends the disclosure provisions of SFAS 123 to require prominent annual disclosure about the effects on reported net income in the Summary of Significant Accounting Policies and also requires disclosure about these effects in interim financial statements. Accordingly, the Company has adopted the applicable disclosure requirements of this statement for year end and interim reporting.

        OneBeacon's share-based compensation plans, consisting of performance shares, are designed to maximize shareholder value over long periods of time by aligning the financial interests of its management with those of its owners. Performance shares are payable only upon achievement of pre-defined business goals and are valued based on the market value of common shares at the time awards are earned. Performance shares are typically paid in cash, though they may be paid in common shares at the election of the Board of Directors, or may be deferred in accordance with the terms of the Company's deferred compensation plans. OneBeacon expenses the full cost of all its share-based compensation. See Note 10.

        OneBeacon accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations. The accounting treatment for OneBeacon's performance share awards under APB 25 is identical to the method prescribed by SFAS 123, whereby the liability for performance share awards is measured each period based upon the current market price of the underlying common shares. During 2003, 2004 and 2005, OneBeacon recorded compensation charges (credits) of $113.8 million, $132.1 million and $(5.2) million, respectively, for outstanding performance shares.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25 and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award.

        OneBeacon adopted SFAS 123(R) effective January 1, 2006. Such adoption did not have a material effect on OneBeacon's financial condition, results of operations or cash flows. OneBeacon already expenses the full cost of all its share-based compensation.

        In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces APB 20 and SFAS 3. SFAS 154 applies to all voluntary changes in accounting principles. The Statement requires that voluntary changes in accounting principles be applied retrospectively to prior periods unless doing so is impracticable. SFAS 154 becomes effective for fiscal years beginning after December 15, 2005. The statement does not change the transition method for new accounting standards where the new pronouncements address transition provisions, and accordingly, OneBeacon does not expect that SFAS 154 will affect OneBeacon's adoption of SFAS 123(R).

NOTE 2. Discontinued Operations

        In 2004 and 2006, OneBeacon distributed or sold certain consolidated subsidiaries at GAAP book value to White Mountains. These subsidiaries are included in discontinued operations and comprise the following entities:

Distributed in 2004:

  •
  Folksamerica Holding Company, including its wholly owned subsidiary, Folksamerica Reinsurance Company—a reinsurance company that is now part of White Mountains Re Group, Ltd.;

  •
  Esurance Inc. and Esurance Insurance Services Inc.—a holding company parent and an insurance agency/services company;

Sold in 2004:

  •
  Esurance Insurance Company and Esurance Property and Casualty Company—two property-casualty insurance companies.

Sold on August 3, 2006:

  •
  White Mountains Advisors LLC—an investment management subsidiary;

  •
  White Mountains Management Company, Inc. and White Mountains Capital, Inc.—both service companies;

  •
  White Mountains Services Holdings and White Mountains Services, LLC—these companies contain the remainder of mortgage banking run-off assets from the sale of substantially all the mortgage banking assets of White Mountains Services Corporation (formerly Source One Mortgage Services Corporation) to Citibank Mortgage, Inc. in 1999;

  •
  Tuckerman Capital, L.P. and Tuckerman Capital II, L.P.—both private equity fund investments;

  •
  International American Group—primarily consists of American Centennial Insurance Company and British Insurance Company of Cayman, two run-off insurance companies.

        In December 2003, OneBeacon sold one of its wholly owned subsidiaries, National Farmers Union Standard, to Quanta U.S. Holdings, Inc., an indirect subsidiary of Quanta Capital Holdings Ltd. OneBeacon received total proceeds of $22.4 million and recorded an $8.7 million gain on the sale, which is included in income from discontinued operations as described below.

        On September 30, 2005, OneBeacon sold National Farmers Union Property and Casualty Company ("NFU") to QBE Insurance Group for $138.3 million in cash. NFU is included in discontinued operations for all periods presented through the date of its sale. OneBeacon recognized a gain of approximately $26.2 million ($21.1 million after-tax) on the sale which is included in gain from sale of discontinued operations and is presented net of tax on the statements of consolidated income and comprehensive income.

        OneBeacon's net income from continuing operations excludes the results of operations for the above entities for all periods presented. Income or loss from discontinued operations has been presented separately and is shown net of related income taxes.

        Assets and liabilities of entities classified as discontinued operations have been aggregated and are presented under separate captions on the consolidated balance sheets. The following details the assets and liabilities summarized under those captions:

	December 31,
Selected Balance Sheet Data
	2004	2005
	($ in millions)
Cash	$7.3	$0.3
Total investments	328.2	111.8
Reinsurance recoverable on paid and unpaid losses	66.2	26.3
Deferred acquisition costs	12.9	—
Other assets	165.8	134.0

Total assets of discontinued operations	$580.4	$272.4

Loss and LAE reserves	$198.4	$61.1
Ceded reinsurance payable	3.6	4.1
Funds held under reinsurance	0.1	0.1
Other liabilities	204.9	136.9

Total liabilities of discontinued operations	$407.0	$202.2

NOTE 3. Acquisitions and Dispositions

        During the first quarter of 2004, OneBeacon sold 4.5 million common shares of Montpelier Re Holdings, Ltd., or Montpelier, to third parties for net proceeds of $155.3 million. As a result of this sale, as well as changes to the composition of the Board of Directors of both Montpelier and OneBeacon, OneBeacon changed the method of accounting for its remaining common share investment in Montpelier as of March 31, 2004 from an equity method investment in an unconsolidated affiliate to a common equity security classified as available for sale and carried at fair value. See Note 6.

        On March 31, 2004, OneBeacon acquired Atlantic Specialty Insurance Company ("Atlantic Specialty"), a subsidiary of Atlantic Mutual Insurance Company ("Atlantic Mutual"), and the renewal rights to Atlantic Mutual's segmented commercial insurance business, including the unearned premiums on the acquired book (the "Atlantic Specialty Transaction"). In connection with its acquisition of Atlantic Specialty, OneBeacon paid $30.1 million in cash and issued a $20.0 million note to the seller. See Note 7. OneBeacon's 2004 results of operations include $404.0 million of net written premiums related to the Atlantic Specialty Transaction. Under the terms of the agreement, OneBeacon paid Atlantic Mutual a renewal commission on the premiums renewed during the 12 months following the Atlantic Specialty Transaction.

        During the third quarter of 2004, OneBeacon entered into an agreement to sell the renewal rights to most of its pre-Atlantic Mutual New York commercial business to Tower Insurance Group. The transaction was effective with December 1, 2004 renewals. The gross written premium in force at the time of this transaction for the book of business totaled approximately $110.0 million. OneBeacon will retain the commercial business acquired from Atlantic Mutual.

        During the fourth quarter of 2004, OneBeacon sold two of its inactive licensed subsidiaries, Potomac Insurance Company of Illinois and Western States Insurance Company for $25.3 million, as well as its boiler inspection service business, for $11.5 million and recognized combined gains on the sales of $22.1 million through other revenue. The sales were all made to third parties.

        On August 2, 2005, OneBeacon sold one of its inactive licensed subsidiaries, Traders and Pacific Insurance Company ("TPIC"), to Endurance Reinsurance for $23.4 million in cash and recognized a gain of approximately $8.0 million ($5.2 million after-tax) on the sale through other revenue.

NOTE 4. Reserves for Unpaid Losses and Loss Adjustment Expenses

        OneBeacon's insurance subsidiaries establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

        Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported ("IBNR") reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

        Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. OneBeacon's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate OneBeacon's own experience, and can be especially useful for estimating costs of new business. For some lines of business, such as "long-tail" coverages discussed below, claims data reported in the most recent accident year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting of claims. For this type of business, OneBeacon uses a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

        Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the "claim-tail". The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, OneBeacon may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made in accordance with GAAP. Accordingly, should reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

        In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.

Loss and LAE reserve summary

        The following table summarizes the loss and LAE reserve activities of OneBeacon's insurance subsidiaries for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Gross beginning balance	$7,026.1	$5,695.9	$4,922.2
Less beginning reinsurance recoverable on unpaid losses	(3,217.7)	(2,657.3)	(2,391.8)

Net loss and LAE reserves	3,808.4	3,038.6	2,530.4
Loss and LAE reserves sold—TPIC	—	—	(11.8)
Loss and LAE reserves consolidated—New Jersey Skylands	—	62.1	—
Losses and LAE incurred relating to:
Current year losses	1,226.3	1,286.1	1,291.4
Prior year losses	137.9	99.3	99.0

Total incurred losses and LAE	1,364.2	1,385.4	1,390.4
Accretion of fair value adjustment to net loss and LAE reserves	48.6	33.2	26.0
Loss and LAE paid relating to:
Current year losses	(620.6)	(547.3)	(497.8)
Prior year losses	(1,562.0)	(1,441.6)	(1,203.8)

Total loss and LAE payments	(2,182.6)	(1,988.9)	(1,701.6)
Net ending balance	3,038.6	2,530.4	2,233.4
Plus ending reinsurance recoverable on unpaid losses	2,657.3	2,391.8	3,120.9

Gross ending balance	$5,695.9	$4,922.2	$5,354.3

Loss and LAE development—2003

        OneBeacon recorded $137.9 million of net unfavorable loss reserve development on prior accident year loss and LAE reserves, relating primarily to 2000 and prior accident years, mainly due to a $97.7 million increase related to construction defect claims in its run-off operations.

        Prior to 2003, management made key assumptions regarding the impact of changing theories of liability in the construction defect area. Management also made a key assumption regarding the exposure to construction defect losses relative to policy provisions in certain business segments. During 2003, OneBeacon experienced a large increase in the frequency of new construction defect claims that was higher than expected based on the previous assumptions. Due to this variance, management revised its assumptions regarding the impact of the new theories of liability and the interpretations of certain policy provisions as they related to construction defect exposure.

        Construction defect newly reported claims increased 18% from calendar year 2000 to 2001, and decreased 8% from 2001 to 2002. The decrease in reported construction defect claims from 2001 to 2002 was consistent with the assumptions that were made in setting the reserves as of December 31, 2002. During 2003, we experienced an increase of 25% in reported construction defect claims counts as compared to calendar year 2002. This resulted in reported construction defect claims counts in calendar year 2003 that were higher than that experienced in any of the prior three years and higher than assumed in setting the year end 2002 reserves.

Loss and LAE development—2004

        OneBeacon experienced $99.3 million of net unfavorable development on prior accident year loss and LAE reserves during 2004, relating primarily to 2002 and prior accident years. The net unfavorable development related primarily to personal auto liability, general liability and multiple peril reserves due in part to emerging trends in claims experienced in OneBeacon's run-off operations, as well as national account and program claims administered by third parties. These claim trends principally included higher defense costs and higher damages from liability assessments.

        Prior to 2004, OneBeacon had made assumptions that case reserving standards and settlement practices in the run-off operations would be consistent with the standards and practices that were observed in the ongoing operations. During 2004, multiple peril liability and general liability case incurred loss and LAE for run-off claims was double that for ongoing claims. As a result, management increased the overall level of reserves for run-off during 2004. In addition, management undertook a more in depth review of the standards and practices as they applied to run-off claims and formed a separate run-off claims unit.

Loss and LAE development—2005

        In 2005, OneBeacon experienced $99.0 million of unfavorable development on prior accident year loss reserves, primarily due to higher than anticipated defense costs and higher damages from liability assessments in general liability and multiple peril reserves in OneBeacon's run-off operations.

        Specifically, management had implicitly assumed at December 31, 2004 that the IBNR and known case development would be approximately 26% of actual case reserves for the 2001 and prior accident years for multiple peril and general liability. During 2005, case incurred loss and LAE was 72% of the entire future expected development which was unusually large for these long tail lines of business. As a result, management increased IBNR reserves for these lines so that as of year end 2005 the IBNR was approximately 40% relative to the remaining case reserves.

Fair value adjustment

        In connection with purchase accounting for the OneBeacon Acquisition, OneBeacon was required to adjust to fair value OneBeacon's loss and LAE reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon's acquired balance sheet as of June 1, 2001. This net reduction to loss and LAE reserves of $300.0 million is being accreted through an income statement charge ratably with and over the period the claims are settled. Accordingly, OneBeacon recognized $48.6 million, $33.2 million and $26.0 million of such charges, recorded as loss and LAE during 2003, 2004 and 2005, respectively.

        The fair values of OneBeacon's loss and LAE reserves and related reinsurance recoverables acquired on June 1, 2001 were based on the present value of their expected cash flows with consideration for the uncertainty inherent in both the timing of, and the ultimate amount of, future payments for losses and receipts of amounts recoverable from reinsurers. In estimating fair value, management adjusted the nominal loss reserves of OneBeacon (net of the effects of reinsurance obtained from the NICO Cover, as defined below, and the GRC Cover, as defined in Note 5) and discounted them to their present value using an applicable risk-free discount rate. The series of future cash flows related to such loss payments and reinsurance recoveries were developed using OneBeacon's historical loss data. The resulting discount was reduced by the "price" for bearing the uncertainty inherent in OneBeacon's net loss reserves in order to estimate fair value. This was approximately 11% of the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables of OneBeacon, which is believed to be reflective of the cost OneBeacon would incur if they had attempted to reinsure the full amount of its net loss and LAE reserves with a third party reinsurer.

Asbestos and environmental loss and LAE reserve activity

        OneBeacon's reserves include provisions made for claims that assert damages from A&E related exposures. Asbestos claims relate primarily to injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs obligations, particularly as mandated by Federal and state environmental protection agencies. In addition to the factors described above regarding the reserving process, OneBeacon estimates its A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies. The cost of administering A&E claims, which is an important factor in estimating loss reserves, tends to be higher than in the case of non A&E claims due to the higher legal costs typically associated with A&E claims.

        In connection with the OneBeacon Acquisition, Aviva caused OneBeacon to purchase a reinsurance contract with National Indemnity Company ("NICO") under which OneBeacon is entitled to recover from NICO up to $2.5 billion in the future for asbestos claims arising from business written by OneBeacon in 1992 and prior, environmental claims arising from business written by OneBeacon in 1987 and prior, and certain other exposures (the "NICO Cover"). Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of OneBeacon's third party reinsurers in existence at the time the NICO Cover was executed ("Third Party Recoverables"). As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of OneBeacon. Any amounts uncollectible from third party reinsurers due to dispute or the reinsurers' financial inability to pay are covered by NICO under its agreement with OneBeacon. Third Party Recoverables are typically for the amount of loss in excess of a stated level each year. Of claim payments in the past 11 years, approximately 51% of A&E losses have been recovered under the historical third party reinsurance.

        In June 2005, OneBeacon completed an internal study of its A&E exposures. This study considered, among other items: (1) facts, such as policy limits, deductibles and available third party reinsurance, related to reported claims; (2) current law; (3) past and projected claim activity and past settlement values for similar claims; (4) industry studies and events, such as recent settlements and asbestos related bankruptcies; and (5) collectibility of third party reinsurance. Based on the study, OneBeacon increased its best estimate of its incurred losses ceded to NICO, net of underlying reinsurance, by $353 million ($841 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. OneBeacon estimates that the range of reasonable outcomes around its best estimate is $1.7 billion to $2.4 billion, versus a range of $1.5 billion to $2.4 billion from its previous study that was conducted in 2003. Due to the NICO Cover, there was no impact to income or equity from the change in estimate.

        The increase in the estimate of incurred A&E losses was principally driven by raised projections for claims related to asbestos (particularly from assumed reinsurance business), and for mass torts other than asbestos and environmental, particularly lead poisoning and sexual molestation. This increase was partially offset by reduced projections of ultimate hazardous waste losses.

        As noted above, OneBeacon estimates that on an incurred basis it has used approximately $2.1 billion of the coverage provided by NICO at December 31, 2005. Since entering into the NICO Cover, $26 million of the $2.1 billion of utilized coverage relates to uncollected amounts from third party reinsurers through December 31, 2005. Net losses paid totaled approximately $701.0 million as of December 31, 2005, with $94.0 million paid in 2005. Asbestos payments during 2005 reflect payments resulting from intensified efforts by claimants to resolve asbestos claims prior to enactment of potential Federal asbestos legislation. To the extent that OneBeacon's estimate of ultimate A&E losses as well as the estimate and collectibility of Third Party Recoverables differs from actual experience, the remaining protection under the NICO Cover may be more or less than the approximate $404.0 million that OneBeacon estimates remained at December 31, 2005.

        OneBeacon's reserves for A&E losses at December 31, 2005 represent management's best estimate of its ultimate liability based on information currently available. However, as case law expands, medical and clean up costs increase and industry settlement practices change, OneBeacon may be subject to A&E losses beyond currently estimated amounts. OneBeacon cannot reasonably estimate at the present time loss reserve additions arising from any such future unfavorable developments and cannot be sure that allocated loss reserves, plus the remaining capacity under the NICO Cover and other reinsurance contracts, will be sufficient to cover additional liability arising from any such unfavorable developments.

        The following tables summarize reported A&E loss and LAE reserve activities (gross and net of reinsurance) for OneBeacon for the years ended December 31, 2003, 2004 and 2005, respectively.

	Year ended December 31,
	2003			2004			2005
	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net
	($ in millions)
Asbestos:
Beginning balance	$1,137.0	$652.6	$4.9	$969.5	$641.6	$4.2	$868.9	$599.2	$8.5
Incurred losses and LAE	(0.6)	(0.6)	—	6.7	1.5	5.9	544.8	307.5	—
Paid losses and LAE	(166.9)	(10.4)	(.7)	(107.3)	(43.9)	(1.6)	(90.3)	(60.8)	(1.1)

Ending balance	969.5	641.6	4.2	868.9	599.2	8.5	1,323.4	845.9	7.4

Environmental:
Beginning balance	701.3	539.0	17.1	559.8	454.8	8.6	513.0	408.4	10.2
Incurred losses and LAE	(11.1)	(11.1)	—	9.6	4.7	6.7	265.7	42.7	2.0
Paid losses and LAE	(130.4)	(73.1)	(8.5)	(56.4)	(51.1)	(5.1)	(49.0)	(29.6)	(5.7)

Ending balance	559.8	454.8	8.6	513.0	408.4	10.2	729.7	421.5	6.5

Total asbestos and environmental:
Beginning balance	1,838.3	1,191.6	22.0	1,529.3	1,096.4	12.8	1,381.9	1,007.6	18.7
Incurred losses and LAE	(11.7)	(11.7)	—	16.3	6.2	12.6	810.5	350.2	2.0
Paid losses and LAE	(297.3)	(83.5)	(9.2)	(163.7)	(95.0)	(6.7)	(139.3)	(90.4)	(6.8)

Ending balance	$1,529.3	$1,096.4	$12.8	$1,381.9	$1,007.6	$18.7	$2,053.1	$1,267.4	$13.9

(1)
Represents A&E reserve activity, net of third party reinsurance, but prior to the NICO Cover.

NOTE 5. Reinsurance

       In the normal course of business, OneBeacon's insurance subsidiaries seek to limit losses that may arise from catastrophes or other events by reinsuring with third party reinsurers. OneBeacon remains liable for risks reinsured even if the reinsurer does not honor its obligations under reinsurance contracts. The effects of reinsurance (including the quota share reinsurance agreements with affiliates) on OneBeacon's insurance subsidiaries' written and earned premiums and on loss and LAE were as follows:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Written premiums:
Direct	$1,767.0	$2,115.2	$2,042.4
Assumed(1)	234.7	289.6	426.5
Ceded	(198.2)	(240.1)	(373.3)

Net written premiums	$1,803.5	$2,164.7	$2,095.6

Earned premiums:
Direct	$1,986.3	$1,996.4	$2,043.5
Assumed(1)	369.0	331.1	357.1
Ceded	(362.9)	(240.4)	(387.9)

Net earned premiums	$1,992.4	$2,087.1	$2,012.7

Loss and LAE:
Direct	$1,311.4	$1,441.8	$2,157.4
Assumed(1)	104.3	681.3	360.1
Ceded	(51.5)	(737.7)	(1,127.1)

Net loss and LAE	$1,364.2	$1,385.4	$1,390.4

(1)
On November 1, 2001, OneBeacon transferred its regional agency business, agents and operations in 42 states and the District of Columbia to Liberty Mutual pursuant to a renewal rights agreement (the "Liberty Agreement"). Assumed amounts in 2003 and 2004 principally relate to business assumed under the Liberty Agreement.

        Through the quota share with Esurance, in 2005 OneBeacon assumed premiums of $336.9 million, loss and LAE of $177.1 million and expenses of $99.4 million. At December 31, 2005, OneBeacon had assumed unearned premiums of $82.5 million and loss and LAE reserves of $62.3 million from Esurance.

        Consistent with the terms of the quota share agreement with Sirius, OneBeacon's cession to Sirius increased from 6% to 12% over the course of 2004. OneBeacon's cession to Sirius was 12% for 2005. OneBeacon ceded premiums of $115.9 million and $230.0 million, loss and LAE of $62.7 million and $122.3 million and expenses of $43.5 million and $86.2 million for the years ended December 31, 2004 and 2005, respectively. At December 31, 2004 and 2005, OneBeacon had ceded loss and LAE reserves of $44.5 million and $103.8 million to Sirius, respectively.

        In the ordinary course of its business, OneBeacon purchases reinsurance from high-quality, highly rated third party reinsurers in order to minimize loss from large risks or catastrophic events.

        The timing and size of catastrophe losses are unpredictable and the level of losses experienced in any year could be material to OneBeacon's operating results and financial position. Examples of catastrophes include losses caused by earthquakes, wildfires, hurricanes and other types of storms and terrorist acts. The extent of losses caused by catastrophes is both a function of the amount and type of insured exposure in an area affected by the event and the severity of the event. OneBeacon continually assesses and implements programs to manage its exposure to catastrophe losses through individual risk selection and by limiting its concentration of insurance written in catastrophe-prone areas, such as coastal regions. In addition, OneBeacon imposes wind deductibles on existing coastal windstorm exposures. OneBeacon's largest single event natural catastrophe exposures are Northeastern windstorms and California earthquakes.

        OneBeacon seeks to further reduce its exposure to catastrophe losses through the purchase of catastrophe reinsurance. OneBeacon uses probable maximum loss ("PML") forecasting to quantify its exposure to catastrophic losses. PML is a statistical modeling technique that measures a company's catastrophic exposure as the maximum probable loss in a given time period.

        Since the terrorist attacks of September 11, 2001, OneBeacon has sought to mitigate the risk associated with any future terrorist attacks by reducing the insured value of policies written in geographic areas with a high concentration of exposure to losses from terrorist attacks or by seeking to exclude coverage for such losses from their policies.

        On December 22, 2005, the United States government extended the Terrorism Act, which was set to expire on December 31, 2005, for two more years. The Terrorism Act, originally enacted on November 26, 2002 establishes a Federal "backstop" for commercial property and casualty losses, including workers compensation, resulting from acts of terrorism by or on behalf of any foreign person or foreign interest. The law limits the industry's aggregate liability by requiring the Federal government to share 90 percent of certified losses once a company meets a specific retention or deductible as determined by its prior year's direct written premiums and limits the aggregate liability to be paid by the government and industry without further action by Congress at $100.0 billion. In exchange for this "back-stop," primary insurers are required to make coverage available to commercial insureds for losses from acts of non-domestic terrorism as specified in the Terrorism Act. The following types of coverage are excluded from the program: commercial automobile, burglary and theft, surety, farmowners, multi-peril and all professional liability coverage except directors and officers coverage.

        OneBeacon estimates its individual retention level for commercial policies subject to the Terrorism Act to be approximately $150.0 million in 2006. The aggregate industry retention levels are $25.0 billion in 2006 and $27.5 billion in 2007. The Federal government will pay 90% of covered terrorism losses that exceed OneBeacon's or the industry's retention levels in 2006, and 85% of such losses in 2007, up to a total of $100.0 billion in each year.

        OneBeacon seeks to further reduce its exposure to catastrophe losses through the purchase of catastrophe reinsurance. Effective July 1, 2005, OneBeacon renewed its normal property catastrophe reinsurance program to cover its full estimated PML (one-in-250 year) through June 30, 2006. Under that cover, the first $200.0 million of losses resulting from any single catastrophe are retained by OneBeacon and losses from a single event in excess of $200.0 million and up to $850.0 million are reinsured for 100% of the loss. In the event of a catastrophe, OneBeacon's property catastrophe reinsurance program is reinstated for the remainder of the original contract term by paying a reinstatement premium that is based on the percentage of coverage reinstated and the original property catastrophe coverage premium.

        OneBeacon's property catastrophe reinsurance program does not cover personal or commercial property losses resulting from nuclear, biological or chemical terrorist attacks. The program covers personal property losses resulting from other types of terrorist attacks, and commercial property losses resulting from other types of domestic terrorist attacks or events not "certified" under the Terrorism Act.

        OneBeacon also purchases individual property reinsurance coverage for certain risks to reduce large loss volatility. The property-per-risk reinsurance program reinsures losses in excess of $5.0 million up to $75.0 million. Individual risk facultative reinsurance may be purchased above $75.0 million where OneBeacon deems it appropriate. The property-per-risk treaty also reinsures losses in excess of $10.0 million up to $75.0 million on an individual risk basis for terrorism losses. However, nuclear, biological and chemical events are not covered.

        OneBeacon also maintains a casualty reinsurance program that provides protection for catastrophe losses involving workers compensation, general liability, automobile liability or umbrella liability in excess of $6.0 million up to $81.0 million. This program provides coverage for either "certified" or "non-certified" terrorism losses but does not provide coverage for losses resulting from nuclear, biological or chemical attacks.

        In connection with the OneBeacon Acquisition, Aviva caused OneBeacon to purchase two reinsurance contracts: the NICO Cover, a reinsurance contract from NICO for up to $2.5 billion in old A&E claims and certain other exposures and an adverse development cover from General Reinsurance Corporation ("GRC") for up to $570.0 million, comprised of $400.0 million of adverse development on losses occurring in years 2000 and prior (the "GRC Cover") in addition to $170.0 million of reserves ceded as of the date of the OneBeacon Acquisition. The NICO Cover and GRC Cover, which were contingent on and occurred contemporaneously with the OneBeacon Acquisition, were put in place in lieu of a seller guarantee of loss and LAE reserves and are therefore accounted for as prospective reinsurance under GAAP in accordance with Emerging Issues Task Force Technical Matter Document No. D-54 ("EITF Topic D-54"). NICO and GRC are wholly owned subsidiaries of Berkshire Hathaway, Inc.

        Pursuant to the GRC Cover, OneBeacon is not entitled to recover losses to the full contract limit if such losses are reimbursed by GRC more quickly than anticipated at the time the contract was signed. OneBeacon intends to only seek reimbursement from GRC for claims which result in payment patterns similar to those supporting its recoverables recorded pursuant to the GRC Cover. The economic cost of not submitting certain other eligible claims to GRC is primarily the investment spread between the rate credited by GRC and the rate achieved by OneBeacon on its own investments. This cost, if any, is expected to be small.

        Reinsurance contracts do not relieve OneBeacon of its obligation to its insureds. Therefore, collectibility of balances due from its reinsurers is critical to OneBeacon's financial strength. The following table provides a listing of OneBeacon's top reinsurers, excluding industry pools and associations and affiliates of OneBeacon, based upon recoverable amounts, the percentage of total reinsurance recoverables and the reinsurer's A.M. Best rating.

	Balance at December 31, 2005	% of total	A.M. Best Rating(1)
($ in millions)
Subsidiaries of Berkshire (NICO and GRC)(2)	$2,353.3	69%	A++
Liberty Mutual and subsidiaries(3)	89.3	3	A
American Re-Insurance Company	56.1	2	A
Nichido (formerly Tokio Fire and Marine Insurance Company)	52.9	2	A++
Swiss Re	24.7	1	A+

(1)
A.M. Best ratings as detailed above are: "A++" (Superior, which is the highest of fifteen ratings), "A+" (Superior, which is the second highest of fifteen ratings) and "A" (Excellent, which is the third highest of fifteen ratings).

(2)
Includes $404.0 million of Third Party Recoverables, which NICO would pay under the terms of the NICO Cover if they are unable to collect from third party reinsurers. OneBeacon also has an additional $455.0 million of Third Party Recoverables from various reinsurers, the majority of which are rated "A" or better by A.M. Best.

(3)
At December 31, 2005, OneBeacon had assumed balances payable and expenses payable of approximately $13.9 million under its renewal rights agreement with Liberty Mutual Insurance Group, which expired on October 31, 2003. In the event of a Liberty Mutual insolvency, OneBeacon has the right to offset these balances against its reinsurance recoverable due from Liberty Mutual.

NOTE 6. Investment Securities

        OneBeacon's net investment income is comprised primarily of interest income associated with OneBeacon's fixed maturity investments, dividend income from its equity investments and interest income from its short-term investments. Net investment income for 2003, 2004 and 2005 consisted of the following:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Investment income:
Fixed maturity investments	$200.4	$196.4	$177.1
Short-term investments	11.9	3.4	9.6
Common equity securities	7.2	16.7	49.3
Other	1.5	7.0	15.2

Total investment income	221.0	223.5	251.2
Less investment expenses	(10.1)	(13.9)	(14.4)

Net investment income, pre-tax	$210.9	$209.6	$236.8

        During the first quarter of 2005, Montpelier declared a special dividend of $5.50 per share, payable to holders of its common shares. OneBeacon recorded pre-tax investment income of $34.7 million in the first quarter for this special dividend, which was included in net investment income from common equity securities. For the year ended December 31, 2005, OneBeacon also recorded an aggregate of $7.2 million in pre-tax investment income from Montpelier's regular quarterly dividend.

        The composition of realized investment gains (losses) consisted of the following:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Fixed maturity investments	$93.9	$23.3	$35.4
Common equity securities	32.7	57.7	124.5
Other investments	(10.7)	47.8	(36.7)

Net realized investment gains, pre-tax	115.9	128.8	123.2
Income taxes attributable to realized investment gains and losses	(40.6)	(45.1)	(43.1)

Net realized investment gains, after-tax	$75.3	$83.7	$80.1

        OneBeacon recognized gross realized investment gains of $217.7 million, $143.7 million and $203.2 million and gross realized investment losses of $101.8 million, $14.9 million and $80.0 million on sales of investment securities during 2003, 2004 and 2005, respectively. Of the $80.0 million in gross investment losses realized during 2005, $54.6 million related to an other-than-temporary impairment on OneBeacon's investment in Montpelier common shares. The remaining balance of $25.4 million primarily represented realized losses on sales of fixed maturities, none of which individually exceeded $5.0 million.

        During the first quarter of 2004, OneBeacon sold 4.5 million shares of Montpelier to third parties for net proceeds of $155.3 million, resulting in a realized investment gain of $35.2 million.

        As of December 31, 2004 and December 31, 2005, OneBeacon owned 6.3 million common shares of Montpelier, with a fair value of $235.0 million and $115.7 million, respectively.

        As of December 31, 2004 and 2005, OneBeacon reported $19.1 million and $1.9 million, respectively, in accounts payable on unsettled investment purchases and $19.7 million and $2.9 million, respectively, in accounts receivable on unsettled investment sales.

        Net realized investment gains were reduced by mark-to-market realized losses of $4.2 million for the year ended December 31, 2003 in connection with OneBeacon's interest rate swap agreements, which were undertaken to achieve a fixed interest rate on the Company's previous credit facility. These interest rate swaps were terminated in May 2003 in connection with the repayment of the Company's previous credit facility.

        The components of OneBeacon's change in unrealized investment gains, after-tax, as recorded in the statements of income and comprehensive income were as follows:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Net change in pre-tax unrealized gains (losses) for investment securities held	$225.3	$222.9	$(57.9)
Net change in pre-tax unrealized gains (losses) from investments in unconsolidated affiliates	4.5	(7.9)	(3.0)

Net change in pre-tax unrealized investment gains (losses) for investments held	229.8	215.0	(60.9)
Income taxes attributable to investments held	(73.8)	(78.1)	18.4

Net change in unrealized gains (losses) for investments held, after-tax	156.0	136.9	(42.5)

Recognition of pre-tax net unrealized gains for investments sold	(138.8)	(106.7)	(113.8)
Income taxes attributable to investments sold	46.7	37.4	38.4

Recognition of net unrealized gains for investments sold, after-tax	(92.1)	(69.3)	(75.4)

Change in net unrealized investment gains (losses), after-tax	63.9	67.6	(117.9)
Change in net unrealized foreign currency gains (losses) and other, after-tax	9.7	16.7	(26.9)
Net realized investment gains from continuing operations, after-tax	75.3	83.7	80.1
Net realized investment gains from discontinued operations, after-tax	8.6	6.1	0.7

Total investment gains (losses) recorded during the period, after-tax	$157.5	$174.1	$(64.0)

        The components of OneBeacon's ending net unrealized investment gains and losses on its investment portfolio and its investments in unconsolidated affiliates were as follows:

	Year ended December 31,
	2004	2005
	($ in millions)
Investment securities:
Gross unrealized investment gains	$422.3	$271.7
Gross unrealized investment losses	(5.5)	(26.6)

Net unrealized gains from investment securities	416.8	245.1
Net unrealized gains from investments in unconsolidated affiliates	9.7	6.7

Total net unrealized investment gains from continuing operations, before tax	426.5	251.8
Income taxes attributable to such gains	(147.7)	(90.8)

Total net unrealized investment gains from continuing operations, after-tax	278.8	161.0
Net unrealized gains from discontinued operations, after-tax	2.2	2.1

Total net unrealized investment gains, after-tax	$281.0	$163.1

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of OneBeacon's fixed maturity investments as of December 31, 2004 and 2005, were as follows:

	December 31, 2004
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains	Carrying value
	($ in millions)
U.S. Government obligations	$795.8	$23.1	$(1.3)	$—	$817.6
Debt securities issued by industrial corporations	2,517.1	115.1	(2.9)	21.3	2,650.6
Municipal obligations	22.0	1.1	—	—	23.1
Asset-backed securities	176.7	4.0	(0.6)	7.0	187.1
Foreign government obligations	149.9	3.7	(0.1)	—	153.5
Preferred stocks	60.9	13.0	—	7.1	81.0

Total fixed maturity investments	$3,722.4	$160.0	$(4.9)	$35.4	$3,912.9

	December 31, 2005
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains (losses)	Carrying value
	($ in millions)
U.S. Government obligations	$691.6	$3.7	$(2.5)	$—	$692.8
Debt securities issued by industrial corporations	1,652.4	74.0	(8.3)	(6.7)	1,711.4
Municipal obligations	17.1	0.6	—	—	17.7
Asset-backed securities	1,076.0	6.2	(11.7)	7.0	1,077.5
Foreign government obligations	129.1	0.9	(1.4)	—	128.6
Preferred stocks	40.7	17.7	(0.2)	4.2	62.4

Total fixed maturity investments	$3,606.9	$103.1	$(24.1)	$4.5	$3,690.4

        The cost or amortized cost and carrying value of OneBeacon's fixed maturity investments at December 31, 2005 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	December 31, 2005
	Cost or amortized cost	Carrying value
	($ in millions)
Due in one year or less	$174.6	$174.0
Due after one year through five years	1,353.9	1,390.7
Due after five years through ten years	799.7	809.8
Due after ten years	162.0	176.0
Asset-backed securities	1,076.0	1,077.5
Preferred stocks	40.7	62.4

Total	$3,606.9	$3,690.4

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of OneBeacon's common equity securities and other investments as of December 31, 2004 and 2005, were as follows:

	December 31, 2004
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains	Carrying value
	($ in millions)
Common equity securities	$486.6	$228.4	$(0.2)	$1.4	$716.2
Other investments	$123.6	$33.9	$(0.4)	$—	$157.1
	December 31, 2005
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains	Carrying value
	($ in millions)
Common equity securities	$459.3	$133.0	$(1.7)	$0.7	$591.3
Other investments	$240.4	$35.6	$(0.8)	$—	$275.2

        Sales and maturities of investments, excluding short-term investments, totaled $13,695.6 million, $4,687.2 million and $3,429.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. There were no non-cash exchanges or involuntary sales of investment securities during 2003, 2004 or 2005.

        OneBeacon's consolidated insurance operations are required to maintain deposits with certain insurance regulatory agencies in order to maintain their insurance licenses. The fair value of such deposits totaled $481.3 million and $441.3 million as of December 31, 2004 and 2005, respectively.

        The Company participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. The Company receives a fee from the borrower in return for the use of its assets and its policy is to require collateral equal to approximately 102% of the fair value of the loaned securities, which is held by a third party. All securities loaned can be redeemed on short notice. The total market value of the Company's securities on loan at December 31, 2005 was $438.5 million with corresponding collateral of $447.1 million.

Impairment

        OneBeacon's portfolio of fixed maturity investments is comprised primarily of investment grade corporate debt securities, U.S. government and agency securities and mortgage-backed securities and are classified as available for sale. At December 31, 2005, approximately 95% of OneBeacon's fixed maturity investments received an investment grade rating from Standard & Poor's or, if a given security was unrated by Standard & Poor's, from Moody's Investor Services. OneBeacon expects to continue to invest primarily in high quality, fixed maturity investments. Nearly all the fixed maturity investments currently held by OneBeacon are publicly traded, and as such are considered to be liquid.

        Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income and earnings per share but serve to reduce comprehensive net income and common shareholder's equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses. Other-than-temporary impairments previously recorded as unrealized losses do not impact comprehensive net income and common shareholder's equity but serve to reduce net income and earnings per share.

        OneBeacon's methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the balance sheet date. As a result, subsequent adverse changes in an issuers' credit quality or subsequent weakening of market conditions that differ from expectations could result in additional other-than-temporary impairments. In addition, the sale of a fixed maturity security with a previously recorded unrealized loss would result in a realized loss. Either of these situations would adversely impact net income and earnings per share but would not impact comprehensive net income and common shareholder's equity.

        The following table presents an analysis of the continuous periods during which OneBeacon has held investment positions which were carried at an unrealized loss as of December 31, 2005 (excluding short-term investments):

	December 31, 2005
	0-6 Months	6-12 Months	> 12 Months	Total
	($ in millions)
Fixed maturity investments:
Number of positions	139	54	67	260
Market value	$1,384.1	$292.5	$336.5	$2,013.1
Amortized cost	1,393.1	299.6	344.5	2,037.2
Unrealized loss	(9.0)	(7.1)	(8.0)	(24.1)

Common equity securities:
Number of positions	13	—	—	13
Market value	$43.8	$—	$—	$43.8
Amortized cost	45.5	—	—	45.5
Unrealized loss	(1.7)	—	—	(1.7)

Other investments:
Number of positions	1	2	—	3
Market value	$4.7	$2.0	$—	$6.7
Amortized cost	5.1	2.4	—	7.5
Unrealized loss	(0.4)	(0.4)	—	(0.8)

Total:
Number of positions	153	56	67	276
Market value	$1,432.6	$294.5	$336.5	$2,063.6
Amortized cost	1,443.7	302.0	344.5	2,090.2
Unrealized loss	(11.1)	(7.5)	(8.0)	(26.6)

% of total gross unrealized losses	41.7%	28.2%	30.1%	100.0%

        During the years ended December 31, 2003, 2004 and 2005, OneBeacon recognized pre-tax other-than-temporary impairment charges of $15.3 million, $2.4 million and $58.0 million, respectively. Of the impairment charge taken in 2003, $7.9 million related to OneBeacon's investment in the common stock of Octel and the remaining charge related to other investment positions, none of which were individually significant. The charges taken in 2004 did not include any positions which were individually significant. The charge taken in 2005 was primarily due to OneBeacon's investment in Montpelier. During 2005, the market value of Montpelier common shares decreased from $38.45 per share to $18.90 per share. OneBeacon's original cost of this investment was $105.0 million which was subsequently increased by $65.3 million in equity in earnings recorded by OneBeacon from 2001 to March 2004, the period in which it accounted for the investment under the equity method of accounting. The impairment charge represented the difference between OneBeacon's GAAP cost of $170.3 million and the investment's fair value of $115.7 million at December 31, 2005.

        OneBeacon believes that the gross unrealized losses relating to its fixed maturity investments at December 31, 2005 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. OneBeacon views these decreases in value as being temporary because it has the intent and ability to retain such investments until recovery. However, should OneBeacon determine that it no longer has the intent and ability to hold a fixed maturity investment that has an existing unrealized loss resulting from an increase in market interest rates until it recovers, this loss would be realized through the income statement at the time such determination is made. OneBeacon also believes that the gross unrealized losses recorded on its common equity securities and its other investments at December 31, 2005 resulted primarily from decreases in quoted market values from the dates that certain investments securities within that portfolio were acquired as opposed to fundamental changes in the issuer's financial performance and near term financial prospects. Therefore, these decreases are also viewed as being temporary. However, due to the inherent risk involved in investing in the equity markets, it is possible that the decrease in market value of these investments may ultimately prove to be other than temporary. At December 31, 2005, OneBeacon's investment portfolio did not include any investment securities with an after-tax unrealized loss of more than $3.0 million for more than a six-month period.

NOTE 7. Debt

        OneBeacon's debt outstanding as of December 31, 2004 and 2005 consisted of the following:

	December 31,
	2004	2005
	($ in millions)
Senior unsecured notes ("Senior Notes"), at face value	$700.0	$700.0
Unamortized original issue discount	(1.7)	(1.5)

Senior Notes, carrying value	698.3	698.5

Bank Facility	—	—
Mortgage note on real estate owned	—	18.4
Atlantic Specialty Note	20.0	20.0
Fund III Note	8.0	8.0

Total third-party debt	$726.3	$744.9

Intercompany debt payable	$1,000.0	—

        A schedule of contractual repayments of OneBeacon's third-party debt as of December 31, 2005 follows:

December 31, 2005
($ in millions)
Due in one year or less	$—
Due in two to three years	12.0
Due in four to five years	4.0
Due after five years	730.4

Total	$746.4

Senior Notes

        In May 2003, Fund American Companies, Inc. ("Fund American"), a wholly owned subsidiary of the Company, issued $700.0 million face value of senior unsecured debt through a public offering, at an issue price of 99.7%. The Senior Notes bear an annual interest rate of 5.875%, payable semi annually in arrears on May 15 and November 15, until maturity on May 15, 2013, and are fully and unconditionally guaranteed as to the payment of principal and interest by White Mountains. Fund American incurred $7.3 million in expenses related to the issuance of the Senior Notes (including the $4.5 million underwriting discount), which have been deferred and are being recognized into interest expense over the life of the Senior Notes. Taking into effect the amortization of the original issue discount and all underwriting and issuance expenses, the Senior Notes have an effective yield to maturity of approximately 6.0% per annum.

Bank Facility

        In September 2003, White Mountains established a $300.0 million revolving credit facility (the "Bank Facility") under which both White Mountains and Fund American are permitted borrowers. In August 2004, White Mountains restructured and re-syndicated the Bank Facility to increase the availability under the revolving credit facility to $400.0 million and to extend the maturity from September 2006 to August 2009. Under the Bank Facility, White Mountains guarantees all obligations of Fund American, and Fund American guarantees all borrowings of White Mountains, subject to certain limitations imposed by the terms of the Berkshire Preferred Stock (as defined in Note 11). As of December 31, 2005, the Bank Facility was undrawn.

Mortgage Note on Real Estate Owned

        In connection with its purchase of land and an office building that is to become its principal executive office, in December 2005 OneBeacon entered into a $40.8 million, 18-year mortgage note which has a variable interest rate based upon the lender's 30 day LIBOR rate. As of December 31, 2005, OneBeacon had drawn down $18.4 million on the mortgage note. As OneBeacon incurs construction costs associated with the renovation of the building, it will draw down additional principal up to the $40.8 million limit on the mortgage note. Repayment will commence on January 31, 2009.

        Concurrent with entering into the mortgage note, OneBeacon also entered into an interest rate swap to hedge its exposure to the variability in the interest rate on the mortgage note. The notional amount of the swap is equal to the debt outstanding on the mortgage note and will be adjusted to match the drawdowns and repayments on the mortgage note so that the principal amount of the mortgage note and the notional amount of the swap are equal at all times. Under the terms of the swap, OneBeacon pays a fixed interest rate of approximately 6% and receives a variable interest rate based on the same LIBOR index used for the mortgage note. Interest paid or received on the swap is reported in interest expense. Changes in the fair value of the interest rate swap, which was a $0.6 million loss, after tax, for the year ended December 31, 2005, is reported as a component of other comprehensive income.

Other Debt of Operating Subsidiaries

        In connection with the Atlantic Specialty Transaction on March 31, 2004, OneBeacon issued a $20.0 million ten-year note to the seller (the "Atlantic Specialty Note"). OneBeacon is required to repay $2.0 million of principal on the notes per year, commencing with the first payment due on

January 1, 2007. The note accrues interest at a rate of 5.2% except that the outstanding principal amount in excess of $15.0 million accrues interest at a rate of 3.6%.

        OneBeacon Professional Partners ("OBPP") has borrowed $8.0 million from Dowling & Partners Connecticut Fund III, LP ("Fund III") in connection with an incentive program sponsored by the State of Connecticut known as the Connecticut Insurance Reinvestment Act (the "CIR Act"). The CIR Act provides for Connecticut tax credits to be granted for qualifying investments made by approved fund managers. The loan made by Fund III to OBPP is a qualifying investment and has the potential to generate up to $8.0 million of tax credits that would be shared equally between Fund III on the one hand and OBPP on the other. The loan matures in April 2007 and bears interest at the option of OBPP at either (1) the greater of (a) the prime rate minus 1% and (b) the Federal funds rate minus 0.50% or (2) the eurodollar rate plus 0.325%. Repayment of this loan is guaranteed by White Mountains.

Interest

        Total interest expense incurred by OneBeacon for its indebtedness was $46.6 million, $45.0 million and $44.1 million in 2003, 2004 and 2005, respectively. Total cash interest paid by OneBeacon for its indebtedness was $43.8 million, $44.8 million and $44.1 million in 2003, 2004 and 2005, respectively.

Intercompany Debt Payable

        OneBeacon has intercompany loans amongst several of its intermediate holding companies. In conjunction with a corporate realignment undertaken by White Mountains, OneBeacon distributed one of its financing subsidiaries, WM Asset Management (Barbados) Ltd. ("WMAB"), to White Mountains on November 30, 2004. At the time of this distribution, WMAB held a series of notes receivable totaling $1.0 billion from two of the Company's intermediate holding companies. The notes receivable were contributed to a wholly owned subsidiary of OneBeacon, on January 15, 2005. As a result of this realignment of White Mountains' business segments, OneBeacon carried $1.0 billion of intercompany debt on its balance sheet as of December 31, 2004.

NOTE 8. Income Taxes

        OneBeacon is domiciled in Bermuda. The majority of the Company's worldwide operations are taxed in the United States. Income earned or losses incurred by non-U.S. companies will generally be subject to an overall effective tax rate lower than that imposed by the United States.

        OneBeacon's U.S. subsidiaries join in the filing of a Federal consolidated tax return. For the year ended December 31, 2003 the consolidated parent was Fund American Enterprises Holdings, Inc. For the years ended December 31, 2004 and 2005 the consolidated parent was Fund American Financial Services, Inc. For all years the companies included within the U.S. consolidated tax return are parties to a tax sharing agreement which provides that each company pays the amount of income taxes or estimated tax or receives refunds that it would have to make or be entitled to if it filed its own separate tax return. As a result, certain companies have made payments, and received refunds from the consolidated parent that are different than amounts payable to the Internal Revenue Service. In connection with the initial public offering, intercompany tax sharing settlements will be made with companies which are being transferred out of OneBeacon. The companies that are domiciled outside of the United States file separate returns for the appropriate jurisdictions. The total income tax provision for the years ended December 31, 2003, 2004 and 2005 consisted of the following:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Current tax provision (benefit):
Federal	$(40.9)	$118.5	$(27.5)
State	—	0.1	—
Non-U.S.	2.0	4.6	1.1

Total current tax provision (benefit)	(38.9)	123.2	(26.4)

Deferred tax provision (benefit):
Federal	142.2	(73.8)	108.5
State	—	—	—
Non-U.S.	—	—	—

Total deferred tax provision (benefit)	142.2	(73.8)	108.5

Total income tax provision	$103.3	$49.4	$82.1

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. An outline of the significant components of OneBeacon's deferred tax assets and liabilities follows:

	December 31,
	2004	2005
	($ in millions)
Deferred income tax assets related to:
Discounting of loss and LAE reserves	$77.9	$60.9
Compensation and benefit accruals	179.6	100.0
U.S. net operating loss and tax credit carryforwards	84.4	69.6
Unearned premiums	64.7	69.8
Fixed assets	6.9	7.4
Involuntary pool and guaranty fund accruals	5.2	5.2
Allowance for doubtful accounts	7.0	3.8
Other items	14.7	7.2

Total deferred income tax assets	440.4	323.9

Deferred income tax liabilities related to:
Net unrealized investment gains	147.7	90.8
Deferred acquisition costs	64.5	71.3
Equity in unconsolidated affiliate	23.8	15.5
Foreign currency translation on investments	12.8	(1.1)
Other items	39.1	33.5

Total deferred income tax liabilities	287.9	210.0

Net deferred tax asset before valuation allowance	152.5	113.9
Valuation allowance	(3.3)	(5.4)

Net deferred tax asset	$149.2	$108.5

        The total net deferred tax asset relates solely to the U.S. consolidated return group.

        At December 31, 2004 and 2005, a valuation allowance of $3.3 million and $5.4 million, respectively, was established for net operating loss carryforwards of a consolidated insurance reciprocal. OneBeacon believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax asset balances (net of valuation allowance) carried at December 31, 2004 and 2005.

        A reconciliation of taxes calculated using the 35% U.S. statutory rate (the tax rate at which the majority of OneBeacon's worldwide operations are taxed) to the income tax provision on pre-tax earnings follows:

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Tax provision at the U.S. statutory rate	$105.6	$63.7	$92.0
Differences in taxes resulting from:
Non-deductible preferred stock dividends and accretion	7.8	16.7	18.3
Tax reserve adjustments	—	39.7	(3.2)
Tax exempt interest and dividends	(3.5)	(3.1)	(1.8)
Change in valuation allowance	—	3.3	2.1
Non-U.S. earnings, net of foreign taxes	(9.3)	(15.7)	(30.9)
Realignment	—	(13.0)	—
Foreign tax credit	—	(38.8)	—
Other, net	2.7	(3.4)	5.6

Total income tax provision on pre-tax earnings	$103.3	$49.4	$82.1

        The non-U.S. component of pre-tax income was $28.9 million, $57.9 million and $91.3 million for the years ended December 31, 2003, 2004 and 2005, respectively.

        During 2004, as a result of the Company's reorganization to align its legal organization with its main operating businesses, certain subsidiaries were removed from the existing consolidated Federal income tax group, resulting in $13.0 million tax benefit to OneBeacon.

        At December 31, 2005, there were U.S. net operating loss carryforwards of approximately $32.5 million available which will begin to expire in 2011. Included in these tax losses are losses of $15.7 million subject to an annual limitation on utilization under Internal Revenue Code Section 382. Also included in these losses are net operating losses of $15.2 million related to the insurance reciprocals which file a separate consolidated return.

        At December 31, 2005, there were credits for increasing research activities of $2.3 million which will begin to expire in 2020.

        At December 31, 2005, there were alternative minimum tax credit carryforwards available of approximately $31.8 million. The alternative minimum tax credit does not expire.

        Subsequent to the passage of the Jobs Creation Act of 2004, which extended the carryforward period for utilization of a foreign tax credit, Fund American Financial Services, Inc. filed amended U.S. tax returns to claim a credit rather than a deduction for foreign taxes paid. At December 31, 2005, $32.5 million of the credit remained which will expire in 2010.

        The U.S. Federal income tax returns of the U.S. companies are routinely audited by taxing authorities. For Federal income tax purposes, years 2000 through 2002 are currently under examination. All years prior to 2000 have been settled. In management's opinion, adequate tax liabilities have been established for all open tax years. These liabilities could be revised in the future if estimates of OneBeacon's ultimate liability changes.

NOTE 9. Retirement and Postretirement Plans

        OneBeacon sponsors qualified and non-qualified, non-contributory, defined benefit plans covering substantially all employees. Current plans include a OneBeacon qualified pension plan and a OneBeacon non-qualified pension plan. The benefits for the plans are based primarily on years of service and employees' pay near retirement. Participants generally vest after five years of continuous service. OneBeacon's funding policy is consistent with the funding requirements of Federal laws and regulations.

        In addition to the defined benefit plans, OneBeacon has a contributory postretirement benefit plan which provides medical and life insurance benefits to pensioners and survivors. OneBeacon's funding policy is to make contributions to the plan that are necessary to cover its current obligations.

        OneBeacon's pension plans were curtailed in the fourth quarter of 2002. The OneBeacon Insurance Pension Plan no longer adds new participants or increases benefits for existing participants. Non-vested participants already in the plan continue to vest during their employment with OneBeacon, which effectively causes the projected benefit obligation to equal the accumulated benefit obligation. OneBeacon uses a December 31st measurement date for its plans.

        OneBeacon's retiree medical plan was also curtailed in the fourth quarter of 2002. Following the curtailment, retirees were eligible for medical benefits if they met certain age and service requirements. New retirees were no longer accepted after a grace period that ended May 31, 2003. The majority of retiree medical costs were capped at defined dollar amounts, with retirees contributing the remainder. In the fourth quarter of 2005, OneBeacon settled its retiree medical obligation through the funding of an independent trust to provide benefits for covered participants in the amount of $31.2 million. Upon completing the funding of the independent trust, OneBeacon terminated the retiree medical plan. OneBeacon's settlement of its retiree medical obligation and termination of the plan resulted in recognition of a $53.6 million gain.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Act") made significant changes to the Federal Medicare Program by increasing coverage for prescription drugs. As a result, OneBeacon's retiree medical benefit obligations have been reduced. In the third quarter of 2004, OneBeacon adopted FASB Staff Position No. 106-2 entitled "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which reduced OneBeacon's accumulated benefit obligation by less than $1 million. Accordingly, the impact of the Medicare Act is immaterial to OneBeacon's consolidated financial position.

        The following tables set forth the obligations and funded status, assumptions, plan assets and cash flows associated with the various pension plan and postretirement benefits at December 31, 2004 and 2005:

Obligations and Funded Status

	Pension Benefits		Other Postretirement Benefits
	2004	2005	2004	2005
	($ in millions)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$475.7	$497.0	$69.3	$50.4
Service cost	1.1	1.1	0.1	0.1
Interest cost	29.1	28.5	3.2	2.8
Curtailment	—	—	—	(31.2)
Plan amendments	—	2.8	—	—
Assumption changes	—	22.8	(0.6)	—
Actuarial (gain) loss	39.7	7.8	(12.8)	(14.0)
Liability net loss	—	—	—	—
Benefits and expenses paid, net of participant contributions	(48.6)	(52.7)	(8.8)	(8.1)

Projected benefit obligation at end of year	$497.0	$507.3	$50.4	$—

Change in plan assets:
Fair value of plan assets at beginning of year	$459.9	$471.4	$—	$—
Actual return on plan assets	60.0	66.3	—	—
Employer contributions	2.9	3.0	8.7	39.3
Benefits and expenses paid, net of participant contributions	(51.4)	(52.7)	(8.7)	(39.3)

Fair value of plan assets at end of year	$471.4	$488.0	$—	$—

Funded status	$(25.6)	$(19.3)	$(50.4)	$—
Unrecognized net loss	15.0	9.8	3.3	—
Unrecognized prior service benefit	—	—	(46.8)	—

Net amount accrued as a liability	$(10.6)	$(9.5)	$(93.9)	$—

        The funded status of the consolidated pension plans at December 31, 2005 was $(19.3) million, which represents an overfunding of $10.3 million related to the qualified pension plan and an underfunding of $29.6 million related to the non-qualified pension plan. The non-qualified plan, which is unfunded, does not hold any assets. The Company has set aside $19.8 million in an irrevocable rabbi trust for the benefit of non-qualified pension plan participants. In accordance with GAAP, the assets held in the rabbi trust are not reflected in the funding status of the consolidated pension plans as presented.

        Amounts recognized in the financial statements consist of:

	Pension Benefits		Other Postretirement Benefits
	2004	2005	2004	2005
	($ in millions)
Prepaid benefit cost	$14.9	$14.9	$—	$—
Accrued benefit cost	(29.2)	(29.6)	(93.9)	—
Accumulated other comprehensive income (pre-tax)	3.7	5.2	—	—

Net amount accrued as a liability	$(10.6)	$(9.5)	$(93.9)	$—

        The accumulated benefit obligation for all defined benefit pension plans was $497.0 million and $507.3 million at December 31, 2004 and 2005, respectively.

        Information for the OneBeacon non-qualified pension plan, which had accumulated benefit obligations in excess of plan assets, were as follows:

	December 31,
	2004	2005
	($ in millions)
Projected benefit obligation	$29.2	$29.6
Accumulated benefit obligation	29.2	29.6
Fair value of plan assets	—	—

        The components of net periodic benefit costs for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Pension Benefits			Other Postretirement Benefits
	2003	2004	2005	2003	2004	2005
	($ in millions)
Service cost	$1.0	$1.1	$1.1	$0.2	$0.1	$0.1
Interest cost	29.0	29.1	28.5	4.6	3.2	2.8
Expected return on plan assets	(29.4)	(30.9)	(30.6)	—	—	—
Amortization of prior service benefit	—	—	—	(3.6)	(4.1)	(4.1)
Amortization of unrecognized loss	—	—	0.1	0.6	0.1	—

Net periodic pension cost before settlements, curtailments and special termination benefits	0.6	(0.7)	(0.9)	1.8	(0.7)	(1.2)
Settlement gain	(1.6)	—	—	—	—	—
Special termination benefits expense(1)	9.7	2.9	2.8	—	—	—

Total settlements, curtailments, special termination benefits, and effect of disposition	8.1	2.9	2.8	—	—	—

Total net periodic benefit cost (income)	$8.7	$2.2	$1.9	$1.8	$(0.7)	$(1.2)

(1)
Special termination benefits are additional payments made from the pension plan when a vested participant terminates employment due to a reduction in force.

Assumptions

        The weighted average assumptions used to determine benefit obligations at December 31, 2004 and 2005 were:

	Pension Benefits		Other Postretirement Benefits
	2004	2005	2004	2005
Discount rate	5.875%	5.500%	5.875%	—

        The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2003, 2004 and 2005 were:

	Pension Benefits			Other Postretirement Benefits
	2003	2004	2005	2003(1)	2004(2)	2005(3)
Discount rate	6.500%	6.000%	5.875%	6.250%	6.125%	—
Expected long-term rate of return on plan assets	7.000	7.000	6.750	—	—	—

(1)
The discount rate in effect from January 1 through June 30, 2003 was 6.5%. The retiree medical plan was re-measured on June 30 due to plan changes that became effective on July 1. The discount rate was lowered to 6.0% for the re-measurement and remained in effect through December 31, 2003.

(2)
The discount rate in effect from January 1 through June 30, 2004 was 6.0%. The retiree medical plan was re-measured on June 30 due to plan changes that became effective on July 1. The discount rate was raised to 6.25% for the re-measurement and remained in effect through December 31, 2004.

(3)
The discount rate in effect from January 1 through June 30, 2005 was 6.25%. The retiree medical plan was re-measured on June 30 due to plan changes that became effective on July 1. The plan formally terminated December 31, 2005.

        OneBeacon performed an analysis of expected long-term rates of return based on the allocation of its pension plan assets at both December 31, 2004 and 2005 to develop expected rates of return for each significant asset class or economic indicator. A range of returns was developed based both on forecasts and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. Although the expected investment return assumption is long-term in nature, the range of reasonable returns had dropped over the past few years as a consequence of lower inflation and lower bond yields.

        The assumed health care cost trend rates at December 31, 2004 and 2005 were:

	2004	2005(1)
	($ in millions)
Health care cost trend rate assumed for next year	10.0%	—
Rate to which the cost trend rate is assumed to decline	5.0	—
Year that the rate reaches the ultimate trend rate	2014	n/a

(1)
The retiree medical plan was terminated in 2005.

Plan Assets

        OneBeacon's pension plans' weighted-average asset allocations at December 31, 2004 and 2005, by asset category were as follows:

	Plan Assets at December 31,
Asset Category
	2004	2005
Equity securities	45%	38%
Fixed maturity securities	36	31
Convertible securities	13	22
Cash and short-term investments	6	9

Total	100%	100%

        The majority of the plans' assets are managed by WM Advisors, a subsidiary of White Mountains. The investment policy places an emphasis on preserving invested assets through a diversified portfolio of high-quality income producing investments and equity investments.

        The investment management process integrates the risks and returns available in the investment arena with the risks and returns available to the plan in establishing the proper allocation of invested assets. The asset classes include fixed income, equity, convertible securities, and cash and cash equivalents. The factors examined in establishing the appropriate investment mix include the outlook for risk and return in the various investment markets and sectors, and the long term need for capital growth.

Cash Flows

        OneBeacon expects to contribute $3.0 million to its pension plans in 2006. The majority of OneBeacon's expected pension contributions in 2006 relate to non-qualified pension plans, for which OneBeacon has established assets held in rabbi trusts.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected Benefit Payments
($ in millions)
2006	$38.0
2007	37.6
2008	37.1
2009	36.4
2010	35.9
2011—2015	174.8

Other Benefit Plans

        Certain of the Company's subsidiaries sponsor various employee savings plans (defined contribution plans) covering the majority of employees. The contributory plans provide qualifying employees with matching contributions of up to six percent of qualifying employees' salary (subject to Federal limits on allowable contributions in a given year). Total expense for the plans was $4.6 million, $4.1 million and $4.7 million in 2003, 2004 and 2005, respectively.

        Effective January 1, 2003, OneBeacon replaced its defined benefit pension plan with an employee stock ownership plan. See Note 10.

        OneBeacon had a post-employment benefit liability of $12.2 million and $13.2 million related to its long-term disability plan at December 31, 2004 and 2005, respectively.

NOTE 10. Employee Share-Based Compensation Plans

        OneBeacon's share-based compensation expenses, consisting primarily of performance share expense, are designed to maximize shareholder value over long periods of time by aligning the financial interests of its management with those of its owners. The Company's board of directors believes that share-based compensation for its key employees should be payable in full only if the Company achieves superior returns for its owners. OneBeacon expenses all its share-based compensation. As a result, the Company's calculation of such return includes the full expense of all outstanding share-based compensation awards. See Note 1 for a summary of OneBeacon's share-based compensation expenses incurred for the years ended December 31, 2005, 2004 and 2003.

OneBeacon Performance Plan (the "OneBeacon Plan")

        The OneBeacon Plan provides for granting of phantom performance shares to certain key employees of OneBeacon. The performance goals for full payment of performance shares issued under this plan are similar to those of the Incentive Plan. Performance shares earned under the OneBeacon Plan are payable solely in cash or by deferral into certain non-qualified compensation plans of OneBeacon.

        At December 31, 2005, there were 3,350, 3,200 and 0 phantom performance shares outstanding under the OneBeacon Plan for the three-year performance periods beginning 2005, 2004 and 2003, respectively. During 2005, 238,010 performance shares (relating to the 2002-2004 performance period) were earned under the OneBeacon Plan based on payout levels ranging from 125% to 200% of target, totaling $149.3 million. During 2004, 163,521 performance shares (relating to the 2001-2003 performance period) were earned under the OneBeacon Plan based on payout levels ranging from 151% to 200% of target, totaling $76.4 million. No performance shares were paid under the OneBeacon Plan during 2003.

Performance Shares

        Performance shares are conditional grants of a specified maximum number of common shares or an equivalent amount of cash. In general, grants are earned, subject to the attainment of pre-specified performance goals, at the end of a three-year period or as otherwise determined by the Compensation Committee of the Board and are valued based on the market value of common shares at the time awards are paid. Results that significantly exceed pre-specified targets can result in a performance share payout of up to 200% of value whereas results significantly below target result in no payout. The Company's principal performance share goal is its after-tax corporate return on equity as measured by growth in its intrinsic value per share ("ROE"). For many years, in determining intrinsic value per share the Compensation Committee of the Board has considered the Company's growth in economic value per share with some attention to growth in tangible book value per share and growth in market value per share. This proprietary measure is viewed by management and the Board as being an objective and conservative measure of the value of White Mountains and includes the cost of all outstanding compensation awards.

        At December 31, 2005, 12,600, 14,250 and 11,300 performance shares had been granted at target and remained outstanding under the Incentive Plan for the three-year performance periods beginning 2003, 2004 and 2005, respectively. During 2005, the Company cancelled 3,000, 3,000 and 3,000 target performance shares for the three-year performance periods beginning 2003, 2004 and 2005, respectively. During 2003, 44,000 performance shares (relating to the 2000-2002 performance period) were earned under the Incentive Plan based on a 200% payout level, totaling $14.3 million. During 2004, 34,402 performance shares (relating to the 2001-2003 performance period) were earned under the Incentive Plan based on payout levels ranging from 93% to 147% of target, totaling $16.1 million. During 2005, 49,275 performance shares (relating to the 2002-2004 performance period) were earned under the Incentive Plan based on payout levels ranging from 160% to 180% of target, totaling $31.0 million.

        The targeted performance goal for full payment of the outstanding performance shares granted during 2004 and 2005 under the Incentive Plan is the attainment of an ROE of 13%. At an ROE of 6% or less, no such performance shares would be earned and at an ROE of 20% or more, 200% of such performance shares would be earned.

        The targeted performance goal for full payment of the outstanding performance shares granted during 2003 is the attainment of an ROE of 11%. At an ROE of 4% or less, no such performance shares would be earned and at an ROE of 21% or more, 200% of such performance shares would be earned.

Other Share-Based Compensation

        OneBeacon's defined contribution plan (the "401(k) Plan") offers its participants the ability to invest their balances in several different investment options, including the Company's common shares. As of December 31, 2004 and 2005, the 401(k) Plan owned less than 1% of the total common shares outstanding. In connection with the OneBeacon Acquisition, during 2001 eligible OneBeacon employees received a one-time contribution which resulted in the issuance of 11,980 common shares of White Mountains.

        Effective January 1, 2003, OneBeacon adopted an employee stock ownership plan ("ESOP"), which is a OneBeacon-funded benefit plan. The ESOP provides all of its participants with an annual base contribution in common shares (which historically have been common shares of White Mountains and following the initial public offering will be common shares of the Company) equal to 3% of their salary, up to the applicable Social Security wage base (or $90,000 with respect to 2005). Additionally, those participants not otherwise eligible to receive certain other OneBeacon benefits can earn a variable contribution up to an additional 6% of their salary, up to the applicable Social Security wage base, contingent upon OneBeacon's performance. The variable contribution amounts earned by eligible participants constituted approximately 4.4%, 4.5% and 3.0% of salary for the years ended 2003, 2004 and 2005. OneBeacon recorded $11.3 million, $13.3 million and $7.8 million in compensation expense to pay benefits and allocate common shares to participant's accounts for the years ended 2003, 2004 and 2005, respectively.

NOTE 11. Mandatorily Redeemable Preferred Stock of Subsidiaries and Convertible Preference Shares

Mandatorily Redeemable Preferred Stock

        In July 2003, OneBeacon adopted the provisions of SFAS 150 and it subsequently adopted FSP 150-3 in November 2003 (See Note 1). OneBeacon has two classes of mandatorily redeemable preferred stock of subsidiaries, which were previously classified as minority interests, that fell within the scope of SFAS 150 and are considered noncontrolling interests under FSP 150-3. Upon adoption of SFAS 150 in 2003, OneBeacon reclassified these instruments from mezzanine equity to liabilities at their historical carrying values. In addition, beginning in the third quarter of 2003, all dividends and accretion on OneBeacon's mandatorily redeemable preferred stock have been recorded as interest expense. During the years ended December 31, 2003, 2004 and 2005 OneBeacon recorded $22.3 million, $47.6 million and $52.4 million, respectively, as interest expense on preferred stock (of which $7.2 million, $17.3 million and $22.1 million, respectively, represented accretion of discount).

Berkshire Preferred Stock

        As part of the financing for the OneBeacon Acquisition, Berkshire Hathaway, Inc. ("Berkshire") invested a total of $300 million in cash, of which (1) $225 million was for the purchase of cumulative non-voting preferred stock of Fund American (the "Berkshire Preferred Stock", which has a $300 million redemption value; and (2) $75 million was for the purchase of warrants to acquire 1,724,200 common shares of the Company. The Berkshire Preferred Stock is entitled to a dividend of no less than 2.35% per quarter and is mandatorily redeemable on May 31, 2008. The Berkshire Preferred Stock was initially recorded at $145.2 million, as the aggregate proceeds received from Berkshire of $300 million were allocated between the Berkshire Preferred Stock and the warrants, based on their relative fair values in accordance with Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Through December 31, 2005, the carrying value of the Berkshire Preferred Stock had been accreted up to $214.0 million.

        During each of 2003, 2004 and 2005, OneBeacon declared and paid dividends of $28.2 million on the Berkshire Preferred Stock and recorded $13.6 million, $17.3 million and $22.1 million, respectively, of related accretion charges. In accordance with SFAS 150, $28.2 million, $28.2 million and $14.1 million, respectively, of the dividends and $7.2 million, $17.3 million and $22.1 million, respectively, of the accretion recorded during the second half of 2003 and during the years ended December 31, 2004 and 2005 are presented as interest expense on mandatorily redeemable preferred stock.

Zenith Preferred Stock

        On June 1, 2001, Zenith Insurance Company ("Zenith") purchased $20.0 million in cumulative non-voting preferred stock of a subsidiary of the Company (the "Zenith Preferred Stock"). The Zenith Preferred Stock is entitled to a dividend of no less than a 2.5% per quarter through June 30, 2007 and a dividend of no less than 3.5% per quarter thereafter and is mandatorily redeemable on May 31, 2011. At the Company's option, the Zenith Preferred Stock may be redeemed on June 30, 2007. During 2003, 2004 and 2005, OneBeacon declared and paid dividends of $2.0 million, $2.0 million and $2.0 million, respectively, on the Zenith Preferred Stock. In accordance with SFAS 150, $1.0 million, $2.0 million and $2.0 million, respectively of the dividends recorded during the second half of 2003 and during the years ended December 31, 2004 and 2005 are presented as interest expense on mandatorily redeemable preferred stock.

NOTE 12. Common Shareholder's Equity

        During 2004, OneBeacon paid distributions totaling $215.2 million, $115.2 million of which was paid in cash. These distributions were recorded as a $186.7 million return of capital and a $28.5 million dividend from retained earnings. OneBeacon did not pay any dividends during 2005.

        As part of a corporate realignment at White Mountains during 2004, OneBeacon distributed several wholly owned subsidiaries to White Mountains. The distribution of WM Asset Management (Barbados) Ltd., which held, among other things, $1.0 billion of notes receivable from other intermediary holding company subsidiaries of OneBeacon, resulted in a $1.1 billion reduction in common shareholder's equity. The distribution was recorded as a $744.7 million dividend, a $362.7 million return of capital and a $20.8 million distribution of other comprehensive income. In addition, the distribution of Folksamerica Holdings, Inc. and its subsidiaries, as well as $270 million in intercompany notes receivable from another affiliate of White Mountains, resulted in a $1.3 billion reduction in common shareholder's equity, of which $1,220.4 million was recorded as a return of capital and $43.1 million was a distribution of other comprehensive income. During the first quarter of 2005, White Mountains contributed $1.0 billion of intercompany notes receivable back to OneBeacon upon completing White Mountains' realignment of its business segments.

NOTE 13. Statutory Capital and Surplus

        OneBeacon's insurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. Over the last several years most states have implemented laws that establish standards for current, as well as continued, state accreditation. In addition, the National Association of Insurance Commissioners uses risk-based capital ("RBC") standards for property and casualty insurers as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. At December 31, 2004, OneBeacon's active insurance operating subsidiaries met their respective RBC requirements.

        OneBeacon's combined policyholders' surplus as reported to various regulatory authorities as of December 31, 2004 and 2005, was $1,679.4 million and $1,675.9 million, respectively. OneBeacon's consolidated combined statutory net income for the years ended December 31, 2003, 2004 and 2005 was $423.7 million, $381.9 million and $212.7 million, respectively. The principal differences between OneBeacon's combined statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, gains recognized under retroactive reinsurance contracts, market value adjustments for debt securities and recognition of pension plan curtailment gains. OneBeacon's insurance subsidiaries' statutory policyholders' surplus at December 31, 2005 was in excess of the minimum requirements of relevant state insurance regulations.

Dividend Capacity

        Under the insurance laws of the states and jurisdictions under which OneBeacon's insurance operating subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Accordingly, there can be no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.

        Generally, OneBeacon's regulated insurance operating subsidiaries have the ability to pay dividends during any 12 month period without the prior approval of regulatory authorities in an amount equal to the greater of prior year statutory net income or 10% of prior year end statutory surplus, subject to the availability of unassigned funds. As a result, based upon 2005 statutory net income OneBeacon's top tier regulated insurance operating subsidiaries have the ability to pay approximately $196.8 million of dividends during 2006 without prior approval of regulatory authorities, subject to the availability of unassigned funds. At December 31, 2005, OneBeacon's top tier regulated insurance operating subsidiaries had $1.3 billion of unassigned funds available for dividend distribution.

        In addition, at December 31, 2005, OneBeacon Insurance Group LLC had approximately $20 million of cash and investments outside of its regulated insurance operating subsidiaries available for distribution during 2006. During 2005, OneBeacon Insurance Group LLC paid $340.0 million of dividends to Fund American.

NOTE 14. Segment Information

        OneBeacon's segments consist of the following: (1) Primary Insurance Operations, (2) Affiliate Quota Shares and (3) Other Operations. OneBeacon has made its segment determination based on consideration of the following criteria: (i) the nature of the business activities of each of the Company's subsidiaries and affiliates; (ii) the manner in which the Company's subsidiaries and affiliates are organized; (iii) the existence of primary managers responsible for specific subsidiaries and affiliates; and (iv) the organization of information provided to the Board of Directors. Significant intercompany transactions among OneBeacon's segments have been eliminated herein. Financial information for OneBeacon's segments follows:

	Primary Insurance Operations	Affiliate Quota Shares	Other Operations	Total
	($ in millions)
Year ended December 31, 2003
Earned premiums	$1,992.4	$—	$—	$1,992.4
Net investment income (loss)	213.6	—	(2.7)	210.9
Net realized investment gains (losses)	125.8	—	(9.9)	115.9
Other revenue	52.5	—	46.2	98.7

Total revenues	2,384.3	—	33.6	2,417.9

Loss and LAE	1,364.2	—	—	1,364.2
Policy acquisition expenses	361.9	—	—	361.9
Other underwriting expenses	234.9	—	—	234.9
General and administrative expenses	33.7	—	4.0	37.7
Accretion of fair value adjustment to loss and LAE reserves	—	—	48.6	48.6
Interest expense on debt	0.3	—	46.3	46.6
Interest expense on preferred stock subject to mandatory redemption	—	—	22.3	22.3

Total expenses	1,995.0	—	121.2	2,116.2

Pre-tax income (loss)	$389.3	$—	$(87.6)	$301.7

Year ended December 31, 2004
Earned premiums	$2,203.0	$(115.9)	$—	$2,087.1
Net investment income (loss)	211.1	—	(1.5)	209.6
Net realized investment gains (losses)	129.0	—	(0.2)	128.8
Other revenue	48.7	—	10.8	59.5

Total revenues	2,591.8	(115.9)	9.1	2,485.0

Loss and LAE	1,448.1	(62.7)	—	1,385.4
Policy acquisition expenses	403.3	(43.5)	—	359.8
Other underwriting expenses	350.0	—	—	350.0
General and administrative expenses	30.4	—	51.5	81.9
Accretion of fair value adjustment to loss and LAE reserves	—	—	33.2	33.2
Interest expense on debt	1.0	—	44.0	45.0
Interest expense on preferred stock subject to mandatory redemption	—	—	47.6	47.6

Total expenses	2,232.8	(106.2)	176.3	2,302.9

Pre-tax income (loss)	$359.0	$(9.7)	$(167.2)	$182.1

Year ended December 31, 2005
Earned premiums	$1,988.2	$24.5	$—	$2,012.7
Net investment income	232.5	—	4.3	236.8
Net realized investment gains (losses)	124.2	—	(1.0)	123.2
Other revenue	14.7	—	9.4	24.1

Total revenues	2,359.6	24.5	12.7	2,396.8

Loss and LAE	1,335.6	54.8	—	1,390.4
Policy acquisition expenses	360.5	(11.2)	—	349.3
Other underwriting expenses	263.4	—	—	263.4
General and administrative expenses	1.1	—	7.3	8.4
Accretion of fair value adjustment to loss and LAE reserves	—	—	26.0	26.0
Interest expense on debt	1.4	—	42.7	44.1
Interest expense on preferred stock subject to mandatory redemption	—	—	52.4	52.4

Total expenses	1,962.0	43.6	128.4	2,134.0

Pre-tax income (loss)	$397.6	$(19.1)	$(115.7)	$262.8

December 31, 2004
Total investments	$5,139.9	$—	$29.6	$5,169.5
Reinsurance recoverable on paid and unpaid losses	2,713.4	—	(279.1)	2,434.3
Total assets	9,978.8	(50.8)	26.0	9,954.0
Loss and LAE reserves	5,328.2	(44.5)	(361.5)	4,922.2
Total liabilities	7,680.3	(44.5)	1,900.7	9,536.5
Total equity	2,298.5	(6.3)	(1,874.7)	417.5

December 31, 2005
Total investments	$4,488.9	$—	$275.6	$4,764.5
Reinsurance recoverable on paid and unpaid losses	3,406.3	—	(261.1)	3,145.2
Total assets	9,886.2	33.1	333.4	10,252.7
Loss and LAE reserves	5,713.4	(41.6)	(317.5)	5,354.3
Total liabilities	7,780.3	51.9	860.5	8,692.7
Total equity	2,105.9	(18.8)	(527.1)	1,560.0

        The following tables provide net written premiums and earned insurance premiums for OneBeacon's Primary Insurance Operations by major underwriting unit and in total for the years ended December 31, 2003, 2004, and 2005:

	Specialty	Commercial	Personal	Total(1)
	($ in millions)
Year ended December 31, 2003
Net written premiums	$564.7	$426.7	$676.7	$1,803.5
Earned premiums	570.0	432.0	744.6	1,992.4
Year ended December 31, 2004
Net written premiums	$682.2	$807.1	$800.2	$2,280.6
Earned premiums	675.8	703.3	804.9	2,203.0
Year ended December 31, 2005
Net written premiums	$708.5	$610.9	$662.3	$1,988.6
Earned premiums	669.2	622.5	698.2	1,988.2

(1)
Includes results from run-off operations and eliminations between underwriting units.

NOTE 15. Investments in Unconsolidated Affiliates

      OneBeacon's investments in unconsolidated affiliates represent operating investments in other companies in which OneBeacon has a significant voting and economic interest but does not control the entity.

MSA

        OneBeacon owns 50% of the total common shares outstanding of Main Street America Holdings, Inc. ("MSA"), a stock subsidiary of Main Street America Group Mutual Holdings, Inc., and

accounts for this investment using the equity method of accounting. The following table provides summary financial amounts recorded by OneBeacon relating to its investment in MSA common stock:

	2003	2004	2005
	($ in millions)
Amounts recorded by OneBeacon:
Investment in MSA common stock	$142.8	$161.7	$168.0
Equity in earnings from MSA common stock(1)	12.3	16.4	5.6
Equity in net unrealized investment gains (losses) from MSA's investment portfolio(2)	1.5	1.3	(4.0)

(1)
Equity in earnings amounts are net of taxes of $0.9 million, $1.2 million and $3.0 million for the years ended 2003, 2004 and 2005, respectively.

(2)
Recorded directly to common shareholder's equity (after-tax) as a component of other comprehensive income.

        The following table summarizes financial information for MSA for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	($ in millions)
MSA balance sheet data:
Total cash and investments	$589.7	$677.6	$717.7
Premiums receivable	109.3	117.2	122.5
Total assets	875.1	993.1	1,064.8
Unearned premiums	264.7	288.3	309.1
Loss and LAE reserves	281.3	325.6	380.3
Total liabilities	584.7	669.1	729.9
Common shareholder's equity	290.4	324.0	334.9
MSA income statement data:
Net premiums written	$427.6	$454.5	$481.6
Earned premiums	396.0	435.6	467.6
Net investment income	23.3	26.4	27.3
Loss and LAE	263.8	298.8	334.5
Net income	29.3	30.3	16.1
Comprehensive net income	36.6	33.6	10.9

        At December 31, 2003, 2004 and 2005, OneBeacon's consolidated retained earnings included $33.4 million, $51.0 million and $59.7 million, respectively, of accumulated undistributed earnings of MSA. No dividends were declared or paid by MSA during 2003, 2004 and 2005.

Montpelier

        During the first quarter of 2004, OneBeacon sold a portion of its investment in Montpelier common shares to third parties. As a result of this sale, as well as changes to the composition of the Board of Directors of both Montpelier and OneBeacon, OneBeacon changed the method of accounting for its remaining common share investment in Montpelier as of March 31, 2004 from an equity method investment in an unconsolidated affiliate to a common equity security classified as available for sale and carried at fair value. OneBeacon's equity in earnings of Montpelier was $45.1 million and $10.8 million (net of tax of $24.4 million and $6.1 million) for the years ended 2003 and 2004, respectively.

NOTE 16. Variable Interest Entities

Reciprocals

        Reciprocals are not-for-profit, policyholder-owned insurance carriers organized as unincorporated associations. Each policyholder insured by the reciprocal shares risk with the other policyholders. Policyholders share profits and losses in the same proportion as the amount of insurance purchased but are not subject to assessment for net losses of the reciprocal.

        OneBeacon has capitalized two reciprocals by loaning money to them in exchange for surplus notes. In 2002, OneBeacon formed New Jersey Skylands Management LLC to provide management services for a fee to New Jersey Skylands Insurance Association, a reciprocal, and its wholly owned subsidiary New Jersey Skylands Insurance Company (together, New Jersey Skylands Insurance). New Jersey Skylands Insurance was capitalized with a $31.3 million surplus note issued to OneBeacon in 2002. New Jersey Skylands Insurance began writing personal automobile coverage for new customers in August 2002. In 2004, OneBeacon formed Houston General Management Company to provide management services for a fee to another reciprocal, Houston General Insurance Exchange. During 2004, OneBeacon contributed $2.0 million of capital to Houston General Insurance Exchange. In 2005, OneBeacon contributed one of its subsidiaries, Houston General Insurance Company with assets of $149.4 million and liabilities of $127.6 million, to Houston General Insurance Exchange (together "Houston General Insurance"). Subsequent to the contribution of Houston General Insurance Company, Houston General Insurance Exchange issued a surplus note of $23.7 million to OneBeacon. In November 2005, Houston General Insurance commenced writing personal automobile business in Arizona. Principal and interest on the surplus notes are repayable to OneBeacon only with regulatory approval. The obligation to repay principal on the notes is subordinated to all other liabilities including obligations to policyholders and claimants for benefits under insurance policies. OneBeacon has no ownership interest in either New Jersey Skylands Insurance or Houston General Insurance.

        Under the provisions of FIN 46(R), OneBeacon has determined that each of the reciprocals qualify as a VIE. Further, OneBeacon has determined that it is the primary beneficiary and accordingly, consolidates both reciprocals. New Jersey Skylands Insurance was consolidated on March 31, 2004 upon adoption of FIN 46(R) and Houston General Insurance Exchange was consolidated upon inception.

        At December 31, 2004 and 2005, consolidated amounts related to New Jersey Skylands Insurance included total assets of $139.4 million and $105.6 million, respectively, and total liabilities of $148.5 million and $119.6 million, respectively. At December 31, 2005, the net amount of capital at risk is equal to the surplus note of $31.3 million less the accumulated losses to date of $14.0 million.

        At December 31, 2004 and 2005, consolidated amounts related to Houston General Insurance included total assets of $2.0 million and $187.3 million, respectively, and total liabilities of $36,011 and $165.3 million, respectively. At December 31, 2005 the net amount of capital at risk is equal to the surplus note of $23.7 million.

NOTE 17. Fair Value of Financial Instruments

        SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS 107 excludes certain financial instruments from disclosure, including insurance contracts, other than financial guarantees and investment contracts. OneBeacon carries its financial instruments on its balance sheet at fair value with the exception of its fixed-rate, long-term indebtedness.

        At December 31, 2004 and 2005, the fair value of OneBeacon's Senior Notes (its only fixed-rate, long-term indebtedness) was $714.0 million and $705.4 million, respectively, which compared to a carrying value of $698.3 million and $698.5 million, respectively.

        At December 31, 2004, the fair values of the Berkshire Preferred Stock and the Zenith Preferred Stock were $340.5 million and $22.7 million, respectively, which compared to carrying values of $191.9 million and $20.0 million, respectively. At December 31, 2005, the fair values of the Berkshire Preferred Stock and the Zenith Preferred Stock were $331.5 million and $21.6 million, respectively, which compared to carrying values of $214.0 million and $20.0 million, respectively.

        The fair values of these obligations were estimated by discounting future cash flows using current market rates for similar obligations or using quoted market prices. Considerable judgment is required to develop such estimates of fair value. Therefore, the estimate provided herein is not necessarily indicative of the amounts that could be realized in a current market exchange.

        In December 2005, OneBeacon entered into a mortgage note with a variable interest rate based on 30-day LIBOR. At December 31, 2005, the carrying value of the note of $18.4 million was considered to approximate its fair value.

NOTE 18. Related Party Disclosures

Berkshire

        Berkshire owned approximately 16% of the outstanding common shares of White Mountains as of December 31, 2005.

        In November 2004, White Mountains completed a significant corporate reorganization that made the legal organization of its subsidiaries consistent with its main operating businesses. In order to effect the reorganization, White Mountains and Fund American entered into or amended certain agreements with respect to the Series A Preferred Stock of Fund American (the "Series A Preferred Stock"), which is owned by subsidiaries of Berkshire. Under the terms of a Keep-Well Agreement dated November 30, 2004 between White Mountains and Fund American (the "Keep-Well"), White Mountains has agreed to return to Fund American up to approximately $1.1 billion, which equals the amount of net assets transferred out of Fund American as a result of the reorganization, if some or all of that amount is required by Fund American to meet its obligations to Berkshire under the Series A Preferred Stock. Additionally, the Keep-Well limits the aggregate amount of distributions that Fund American may make to its shareholders to approximately $1.3 billion plus Fund American's aggregate consolidated net income after September 30, 2004. The Keep-Well will expire when all obligations of the Series A Preferred Stock, which is redeemable in May 2008, have been satisfied, or when approximately $1.1 billion has been returned to Fund American.

        NICO and GRC, which have provided the NICO Cover and the GRC Cover to subsidiaries of OneBeacon, are wholly owned subsidiaries of Berkshire (see Note 5). Reinsurance recoverable from, and preferred stock of OneBeacon's subsidiaries owned by, Berkshire are shown as separate line items in OneBeacon's consolidated balance sheet. In addition, in the ordinary course of its business, OneBeacon has, and in the future may, enter into other insurance and reinsurance transactions with Berkshire on arm's length terms and conditions.

        During 2005, OneBeacon incurred expenses of $0.3 million, for the management and operation of OneBeacon's fractionally owned aircraft by NetJets, Inc. ("NetJets"), a wholly owned subsidiary of Berkshire.

Prospector

        Mr. John Gillespie, a director of White Mountains Insurance Group, Ltd., is Prospector's founder and managing member. Prospector serves as a discretionary subadviser with respect to specified assets, primarily common stocks and convertible securities, managed by WM Advisors on behalf of OneBeacon. Pursuant to an Investment Management Agreement, during 2005 Prospector charged WM Advisors fees based on the following schedule: 100 basis points on the first $200 million; 50 basis points on the next $200 million; and 15 basis points on amounts over $400 million. Effective March 1, 2006, pursuant to an amendment to the Investment Management Agreement, Prospector will charge WM Advisors fees based on the following schedule: 100 basis points on the first $200 million; 50 basis points on the next $200 million; and 25 basis points on amounts over $400 million. At December 31, 2005, Prospector served as a discretionary advisor to WM Advisors with respect to approximately $1.1 billion of specified assets of OneBeacon and during 2005 earned approximately $1.5 million in fees with respect to such assets pursuant to the Investment Management Agreement.

        Pursuant to a revenue sharing agreement established in connection with his historical employment by White Mountains, Mr. John Gillespie agreed to pay Fund American 33% of certain revenues of Prospector in return for Fund American agreeing to pay its operational expenses. For 2004, Fund American received total revenues of approximately $4.2 million and paid total expenses of approximately $2.8 million under the revenue sharing agreement. Effective August 1, 2005, Mr. Gillespie's relationship with White Mountains was revised and the revenue sharing agreement between Prospector and Fund American was terminated. For 2005, Fund American received total revenues of approximately $2.1 million and paid total expenses of approximately $2.1 million under the revenue sharing agreement.

        At December 31, 2005, OneBeacon had $33.9 million invested in limited partnerships managed by Prospector.

Other relationships

        Mr. John Gillespie indirectly through general and limited partnership interests holds a 44% interest in Fund III. OBPP has borrowed approximately $8.0 million from Fund III in connection with an incentive program sponsored by the State of Connecticut known as the Connecticut Insurance Reinvestment Act (the "CIR Act"). The CIR Act provides for Connecticut income tax credits to be granted for qualifying investments made by approved fund managers. The loan made by Fund III to OBPP is a qualifying investment and has the potential to generate up to $8.0 million of tax credits that would be shared equally between Fund III on the one hand and OBPP on the other. As a result of his interest in Fund III, Mr. Gillespie could realize up to $1.8 million from such tax credits.

NOTE 19. Commitments and Contingencies

        OneBeacon leases certain office space under noncancellable operating leases expiring at various dates through 2010. Rental expense for all of OneBeacon's locations was approximately $37.3 million, $34.1 million and $34.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. OneBeacon also has various other lease obligations which are immaterial in the aggregate.

        OneBeacon's future annual minimum rental payments required under noncancellable leases primarily for office space are $29.6 million, $27.8 million, $19.5 million, $7.4 million and $18.1 million for 2006, 2007, 2008, 2009 and 2010 and thereafter, respectively.

Assigned Risks

        As a condition of OneBeacon's license to do business in certain states, OneBeacon's insurance operations are required to participate in mandatory shared market mechanisms. Each state dictates the types of insurance and the level of coverage that must be provided. The total amount of such business an insurer is required to accept is based on its market share of voluntary business in the state. In certain cases, OneBeacon is obligated to write business from mandatory shared market mechanisms at some time in the future based on the market share of voluntary policies it is currently writing. Underwriting results related to assigned risk plans are typically adverse and are not subject to the predictability associated with OneBeacon's voluntarily written business.

        Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with SOP 97-3, OneBeacon's insurance subsidiaries record guaranty fund assessments when such assessments are billed by the respective guaranty funds. In addition, each insurance subsidiary's policy is to accrue for any significant insolvencies when the loss is probable and the assessment amount can be reasonably estimated. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. At December 31, 2005, the reserve for such assessments at OneBeacon's insurance subsidiaries totaled $17.6 million.

Legal Contingencies

        OneBeacon, and the insurance industry in general, are subject to litigation and arbitration in the normal course of business. Other than those items listed below, we are not a party to any material litigation or arbitration other than as routinely encountered in claims activity, none of which is expected by management to have a material adverse effect on our financial condition and/or cash flows.

        OneBeacon is in a dispute with Liberty Mutual over certain costs Liberty Mutual claims it incurred in connection with the Liberty Agreement. Liberty Mutual asserts that these costs are part of unallocated loss adjustment expenses ("ULAE") due Liberty Mutual under the Liberty Agreement. Liberty Mutual further asserts that ULAE on charges previously billed to and settled by OneBeacon since the inception of the Liberty Agreement should be retroactively recast in addition to changing the calculation of ULAE charges for the period not yet settled. OneBeacon believes that the recast charges, which are significantly higher than prior ULAE calculations, and the calculation of ULAE charges for the period not yet settled are inconsistent with the terms of the Liberty Agreement and with standard industry definitions of ULAE. The amount of additional ULAE Liberty Mutual claims that it incurred under the Liberty Agreement totals approximately $65 million. Liberty Mutual has since invoked the provisions of offset under the Liberty Agreement and has netted amounts billed under the ULAE dispute against amounts otherwise payable to OneBeacon. As of December 31, 2005, OneBeacon has recorded in its loss and LAE reserves an estimate of ULAE expenses due Liberty

Mutual on a basis that it believes is consistent with the terms of the Liberty Agreement and with standard industry definitions of ULAE. Recently, this dispute was placed in arbitration, although the arbitrator panel has not yet been formed nor have dates for the arbitration hearings been scheduled.

        Our subsidiaries OneBeacon Insurance Group LLC ("OBIG") and OneBeacon Insurance Company ("OBIC") also have asserted claims against Liberty Mutual (and Peerless Insurance Company) in the Philadelphia Court of Common Pleas, or the Court, in which they assert that Liberty Mutual (and Peerless Insurance Company) breached the Pre-Closing Administrative Services Agreement ("PCASA"), handled claims files negligently, breached fiduciary duties and were unjustly enriched. The Court has stayed those claims pending the resolution of the arbitration between OBIC and Liberty Mutual for breach of contract. The arbitration hearing has been scheduled to commence in November 2006.

NOTE 20. Earnings per Share

        Basic and diluted earnings per share amounts have been determined in accordance with SFAS No. 128, "Earnings per Share." OneBeacon has 12,000 shares authorized and outstanding. The earnings per share amounts have been determined assuming that the common shares were outstanding for all periods presented.

	2003	2004	2005
Basic and diluted earnings per share numerators (in millions):
Income from continuing operations	$234.4	$160.1	$186.3
Income (loss) from discontinued operations	19.2	(24.1)	25.2
Gain on sale of discontinued operations, net of tax	—	—	21.1

Net income available to common shareholders	$253.6	$136.0	$232.6

Basic and diluted earnings per share denominators
Earnings per share denominator (average shares outstanding)	12,000	12,000	12,000
Basic and diluted earnings per share (in dollars):
Income from continuing operations	$19,531.03	$13,344.62	$15,526.85
Income (loss) from discontinued operations	1,602.59	(2,008.00)	2,099.11
Gain on sale of discontinued operations, net of tax	—	—	1,758.67

Net income	$21,133.62	$11,336.62	$19,384.63

NOTE 21. Subsequent Event

        On June 8, 2006, OneBeacon settled its pending litigation with The Robert Plan Corporation.

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ONEBEACON INSURANCE GROUP, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	June 30, 2006 (Unaudited)
	($ in millions, except per share amounts)
Assets
Fixed maturity investments, at fair value (amortized cost: $3,606.9 and $3,245.3)	$3,690.4	$3,271.4
Common equity securities, at fair value (cost: $459.3 and $566.6)	591.3	716.9
Short-term investments, at amortized cost (which approximates fair value)	207.6	240.5
Other investments (cost: $240.4 and $207.3)	275.2	236.7

Total investments	4,764.5	4,465.5
Cash	44.1	41.9
Reinsurance recoverable on unpaid losses	1,171.6	1,101.5
Reinsurance recoverable on unpaid losses — Berkshire Hathaway, Inc.	1,949.3	1,866.0
Reinsurance recoverable on paid losses	24.3	33.4
Premiums receivable	605.1	648.1
Securities lending collateral	447.1	329.1
Intercompany debt receivable	76.6	227.6
Deferred acquisition costs	204.4	216.4
Investment in unconsolidated affiliate	168.0	169.9
Deferred tax asset	108.5	78.0
Investment income accrued	46.2	43.4
Ceded unearned premiums	28.0	22.9
Accounts receivable on unsettled investment sales	2.9	14.0
Other assets	339.7	367.1
Assets of discontinued operations	272.4	243.3

Total assets	$10,252.7	$9,868.1

Liabilities
Loss and LAE reserves	$5,354.3	$5,041.8
Unearned premiums	1,042.8	1,097.4
Debt	744.9	754.0
Securities lending payable	447.1	329.1
Ceded reinsurance payable	77.1	81.6
Accounts payable on unsettled investment purchases	1.9	22.6
Other liabilities	588.4	480.4
Liabilities of discontinued operations	202.2	160.1
Preferred stock subject to mandatory redemption:
Held by Berkshire Hathaway, Inc. (redemption value $300.0)	214.0	227.3
Held by others (redemption value $20.0)	20.0	20.0

Total liabilities	8,692.7	8,214.3
Common shareholder's equity
Common shares and paid-in surplus (par value $1.00; authorized, issued and outstanding, 12,000 shares)	1,169.8	1,169.8
Retained earnings	232.6	361.1
Accumulated other comprehensive income, after-tax:
Net unrealized gains on investments	163.1	123.9
Net unrealized foreign currency translation gains (losses) and other	(2.1)	2.4
Minimum pension liability	(3.4)	(3.4)

Total common shareholder's equity	1,560.0	1,653.8

Total liabilities and common shareholder's equity	$10,252.7	$9,868.1

See Notes to Consolidated Financial Statements.

ONEBEACON INSURANCE GROUP, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Unaudited

	Six months ended June 30,
	2005	2006
	($ in millions, except per share amounts)
Revenues:
Earned premiums	$988.2	$1,038.7
Net investment income	133.4	99.2
Net realized investment gains	88.0	69.6
Other revenue	7.8	11.8

Total revenues	1,217.4	1,219.3
Expenses:
Loss and LAE	638.0	676.1
Policy acquisition expenses	164.8	172.9
Other underwriting expenses	160.2	169.9
General and administrative expenses	11.2	6.5
Accretion of fair value adjustment to loss and LAE reserves	13.0	11.5
Interest expense on debt	22.2	22.8
Interest expense—dividends on preferred stock subject to mandatory redemption	15.1	15.1
Interest expense—accretion on preferred stock subject to mandatory redemption	10.4	13.3

Total expenses	1,034.9	1,088.1

Pre-tax income	182.5	131.2
Income tax provision	(60.6)	(20.4)

Income from continuing operations before equity in earnings of unconsolidated affiliate	121.9	110.8
Equity in earnings of unconsolidated affiliate	4.5	10.2

Income from continuing operations	126.4	121.0
Income from discontinued operations	17.4	0.4

Net income	143.8	121.4
Change in net unrealized gains and losses for investments held	9.9	4.6
Recognition of net unrealized gains and losses for investments sold	(57.2)	(36.7)
Change in foreign currency translation and other	(21.9)	4.5

Comprehensive net income	$74.6	$93.8

Basic and diluted earnings per share (in dollars):
Income from continuing operations	$10,529.16	$10,087.43
Income from discontinued operations	$1,454.94	$28.89

Net income	$11,984.10	$10,116.32

See Notes to Consolidated Financial Statements

ONEBEACON INSURANCE GROUP, LTD.
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY
Unaudited

	Common shareholder's equity	Common shares and paid-in surplus	Retained earnings	Accumulated other comprehensive income, after-tax
	($ in millions)
Balances at January 1, 2005	$417.5	$115.0	$—	$302.5

Net income	143.8	—	143.8	—
Other comprehensive income, after-tax	(69.2)	—	—	(69.2)
Capital contributions received from parent	1,054.8	1,054.8	—	—

Balances at June 30, 2005	$1,546.9	$1,169.8	$143.8	$233.3

	Common shareholder's equity	Common shares and paid-in surplus	Retained earnings	Accumulated other comprehensive income, after-tax
	($ in millions)
Balances at January 1, 2006	$1,560.0	$1,169.8	$232.6	$157.6
Net income	121.4	—	121.4	—
Cumulative effect adjustment — hybrid instruments	—	—	7.1	(7.1)
Other comprehensive income, after-tax	(27.6)	—	—	(27.6)

Balances at June 30, 2006	$1,653.8	$1,169.8	$361.1	$122.9

See Notes to Consolidated Financial Statements.

ONEBEACON INSURANCE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2005	2006
	($ in millions) (Unaudited)
Cash flows from operations:
Net income	$143.8	$121.4
Charges (credits) to reconcile net income to cash flows from operations:
Income from discontinued operations, net of tax	(17.4)	(0.4)
Net realized investment gains	(88.0)	(69.6)
Other operating items:
Net change in loss and LAE reserves	512.7	(312.5)
Net change in unearned premiums	28.8	54.6
Net change in premiums receivable	(108.1)	(43.0)
Net change in reinsurance recoverable on paid and unpaid losses	(737.4)	144.3
Net change in other assets and liabilities	(196.5)	(97.0)

Net cash used for operating activities of continuing operations	(462.1)	(202.2)
Net cash (used for) provided from operating activities of discontinued operations	32.2	(23.5)

Net cash used for operations	(429.9)	(225.7)

Cash flows from investing activities:
Net (increase) decrease in short-term investments	129.7	(43.3)
Sales of fixed maturity investments	1,395.0	813.6
Maturities of fixed maturity investments	52.4	306.0
Sales of common equity securities	218.0	138.2
Sales of other investments	22.6	2.2
Purchases of fixed maturity investments	(1,173.3)	(763.2)
Purchases of common equity securities	(169.9)	(207.0)
Purchases of other investments	(38.8)	(30.2)
Net change in unsettled investment purchases and sales	49.0	9.6
Net acquisitions of fixed assets	(27.0)	(7.1)

Net cash provided from investing activities of continuing operations	457.7	218.8
Net cash provided from (used for) investing activities of discontinued operations	(20.0)	19.8

Net cash provided from investing activities	437.7	238.6

Cash flows from financing activities:
Cash dividends paid on mandatorily redeemable preferred stock	(15.1)	(15.1)

Net cash used for financing activities of continuing operations	(15.1)	(15.1)
Net cash used for financing activities of discontinued operations	—	—

Net cash used for financing activities	(15.1)	(15.1)

Net decrease in cash during period	(7.3)	(2.2)
Cash balances at beginning of period	40.1	44.1

Cash balances at end of period	$32.8	$41.9

Supplemental cash flows information:
Interest paid	$21.2	$22.3
Net Federal income taxes received	18.1	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Nature of Business and Summary of Significant Accounting Policies

        These interim consolidated financial statements include the accounts of OneBeacon Insurance Group, Ltd. (the "Company" or the "Registrant") and its subsidiaries (collectively, "OneBeacon") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The OneBeacon operating companies are U.S.-based property and casualty insurance writers, substantially all of which operate in a multi-company pool. OneBeacon offers a wide range of specialty, commercial and personal products and services sold primarily through select independent agencies and brokers. OneBeacon is a wholly owned subsidiary of White Mountains Insurance Group, Ltd. ("White Mountains"), which is a holding company whose businesses provide property and casualty insurance, reinsurance and certain other products.

        OneBeacon was acquired by White Mountains from Aviva plc ("Aviva", formerly CGNU) in 2001 (the "OneBeacon Acquisition"). Within this report, the term "OneBeacon" is used to refer to one or more entities within the consolidated organization, as the context requires. The Company is a Bermuda exempted limited company with its headquarters located at the Bank of Butterfield Building, 42 Reid Street, 6th Floor, Hamilton HM 12, Bermuda. The Company's principal executive office is located at One Beacon Street, Boston, Massachusetts 02108 and its registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. OneBeacon's reportable segments are Primary Insurance Operations, Affiliate Quota Shares and Other Operations, as defined below.

        OneBeacon's Primary Insurance Operations includes the results of substantially all of its insurance operations, with the exception of certain quota share arrangements with affiliates of White Mountains as described below.

        During 2004 and 2005, OneBeacon entered into two quota share reinsurance arrangements with other subsidiaries of White Mountains. Under the Sirius Quota Share, OneBeacon ceded between 6% and 12% of business written, effective April 1, 2004, to Sirius International Insurance Company, a subsidiary of White Mountains. Under the Esurance Quota Share, which was effective on January 1, 2005, OneBeacon assumed approximately 85% of the business written by Esurance Insurance Company, which includes business written by its wholly owned subsidiary Esurance Property and Casualty Insurance Company.

        OneBeacon's Other Operations segment consists of the Company and its intermediate holding companies.

        All significant intercompany transactions have been eliminated in consolidation. These interim financial statements include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of OneBeacon and are of a normal recurring nature. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        As discussed in further detail in Note 2, "Discontinued Operations," for the periods presented, OneBeacon distributed or sold certain consolidated subsidiaries to White Mountains. As part of a restructuring immediately preceding the initial public offering, OneBeacon sold certain other consolidated subsidiaries to White Mountains on August 3, 2006 at GAAP book value. In addition, OneBeacon sold National Farmers Union Property and Casualty Company ("NFU"), it's wholly owned subsidiary in September 2005. The distributed or sold subsidiaries, including those that were sold in August 2006, and NFU have been classified as discontinued operations. Accordingly, the results of operations for the distributed or sold subsidiaries and NFU are presented net of tax, as income or loss from discontinued operations in the consolidated statements of income and comprehensive income. The assets and liabilities of the distributed or sold subsidiaries and NFU were aggregated and presented under separate captions on the consolidated balance sheets. NFU's results of operations are included in discontinued operations through the date of its sale. Cash flows associated with the operating, financing and investing activities of discontinued operations are aggregated and presented under separate captions in the consolidated statements of cash flows.

Recently Adopted Accounting Pronouncements

Share-Based Compensation

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised), "Share-Based Payment" ("SFAS 123R"), which is a revision to SFAS 123 and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective January 1, 2006, OneBeacon adopted SFAS 123R to account for its share-based compensation under the modified prospective method of adoption. Under this method of adoption, SFAS 123R applies to new grants of share-based awards, awards modified after the effective date and the remaining portion of the fair value of the unvested awards at the adoption date. The unvested portion of OneBeacon performance share awards, as well as new awards are now subject to the fair value measurement and recognition requirements of SFAS 123R.

        OneBeacon's share-based compensation plans consist of performance shares. Prior to adoption of SFAS 123R, OneBeacon accounted for these plans under the recognition and measurement principles of APB 25, and adopted the disclosure provisions of SFAS 123.

        Under APB 25, the liability for the compensation cost for performance share awards was measured each period based upon the current market price of the underlying common shares. Forfeitures were recognized as they occurred. Upon adoption of SFAS 123R an estimate of future forfeitures was incorporated into the determination of the compensation cost for performance shares. The effect of this change was immaterial.

Performance Shares

        The following summarizes performance share activity for the six months ended June 30, 2005 and 2006:

	Six months ended June 30,
	2005		2006
	Target performance shares outstanding	Accrued expense	Target performance shares outstanding	Accrued expense
	($ in millions)
Beginning of period	199,710	$210.2	44,700	$24.8
Payments and deferrals(1)(2)	(163,375)	(180.3)	(12,600)	(13.4)
Forfeitures and cancellations	(1,185)	(1.3)	(1,308)	(0.3)
New awards	16,400	—	20,235	—
Expense recognized		4.9		3.1

Ending June 30,	51,550	$33.5	51,027	$14.2

(1)
Performance share payments in 2005 for the 2002-2004 performance cycle ranged from 135% to 200% of target.

(2)
Performance share payments in 2006 for the 2003-2005 performance cycle were made at 142% of target.

        The following summarizes performance shares outstanding and accrued performance share expense at June 30, 2006 for each performance cycle:

	Target performance shares outstanding	Accrued expense
	($ in millions)
Performance cycle:
2004—2006	17,450	$8.9
2005—2007	15,150	3.6
2006—2008	19,735	2.0

Sub-total	52,335	14.5
Assumed forfeitures	(1,308)	(0.3)

Total at June 30, 2006	51,027	$14.2

        If 100% of the outstanding performance shares had been vested on June 30, 2006, the total additional compensation cost to be recognized would have been $15.1 million, based on current accrual factors (common share price and payout assumptions).

        All performance shares earned for the 2002-2004 and the 2003-2005 performance cycles were settled in cash or by deferral into certain non-qualified deferred compensation plans of the Company or its subsidiaries.

Hybrid Financial Instruments

        On February 16, 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments, an amendment to Statement Nos. 133 and 140" ("SFAS 155"). The Statement eliminates the requirement to bifurcate financial instruments with embedded derivatives if the holder of the instrument elects to account for the entire instrument on a fair value basis. Changes in fair value are recorded as realized gains. The fair value election may be applied upon adoption of the statement for hybrid instruments that had been bifurcated under SFAS 133 prior to adoption. The Statement is effective for fiscal years commencing after September 15, 2006 with early adoption permitted as of the beginning of an entity's fiscal year.

        OneBeacon has adopted SFAS 155 effective January 1, 2006. Prior to adopting this statement, OneBeacon had bifurcated the equity conversion option in its investment in convertible bonds. Changes in the fair value of the host instrument, the convertible bonds, were recorded as unrealized gains (losses) on investments while changes in the fair value of the equity conversion option were recorded as realized investment gains (losses). At December 31, 2005, OneBeacon had recorded $143.6 million related to the host instrument in fixed maturity investments and $73.6 million for the equity conversion option in other investments. Upon adopting SFAS 155, OneBeacon recorded an adjustment of $7.1 million to reclassify net unrealized gains on investments (gross gains of $7.1 million and gross losses of $0 million) to opening retained earnings to reflect the cumulative effect of adoption. At June 30, 2006, OneBeacon had $272.4 million of convertible bonds recorded in fixed maturity investments.

Recently Issued Accounting Pronouncements

Income Taxes

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is an interpretation of SFAS Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the new guidance, recognition is based upon whether or not a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more-likely-than-not recognition threshold, a company should presume the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. OneBeacon expects to adopt FIN 48 on January 1, 2007 and does not expect the adoption to have a material effect on its financial condition, results of operations or cash flows.

Note 2. Discontinued Operations

        In 2004 and 2006, OneBeacon distributed or sold certain consolidated subsidiaries to White Mountains. These subsidiaries are included in discontinued operations and comprise the following entities:

Sold on August 3, 2006:

        —White Mountains Advisors LLC—an investment management subsidiary;

        —White Mountains Management Company, Inc. and White Mountains Capital, Inc.—both service companies;

        —White Mountains Services Holdings and White Mountains Services, LLC—these companies contain the remainder of mortgage banking run-off assets from the sale of substantially all the mortgage banking assets of White Mountains Services Corporation (formerly Source One Mortgage Services Corporation) to Citibank Mortgage, Inc. in 1999;

        —Tuckerman Capital, L.P. and Tuckerman Capital II, L.P.—both private equity fund investments;

        —International American Group—primarily consists of American Centennial Insurance Company and British Insurance Company of Cayman, two run-off insurance companies.

Distributed in 2004:

        —Folksamerica Holding Company, including its wholly owned subsidiary, Folksamerica Reinsurance Company—a reinsurance company that is now part of White Mountains Re Group, Ltd.;

        —Esurance Inc. and Esurance Insurance Services Inc.—a holding company parent and an insurance agency/services company.

Sold in 2004:

        —Esurance Insurance Company and Esurance Property and Casualty Company—two property-casualty insurance companies.

        On September 30, 2005, OneBeacon sold National Farmers Union Property and Casualty Company ("NFU") to QBE Insurance Group for $138.3 million in cash. NFU is included in discontinued operations for all periods presented through the date of its sale.

        OneBeacon's net income from continuing operations excludes the results of operations for the above entities for all periods presented. Income or loss from discontinued operations has been presented separately and is shown net of related income taxes.

        Assets and liabilities of entities classified as discontinued operations have been aggregated and are presented under separate captions on the consolidated balance sheet. The following details the assets and liabilities summarized under those captions:

	December 31, 2005	June 30, 2006
	($ in millions)
Selected Balance Sheet Data
Cash	$0.3	$0.4
Total investments	111.8	91.3
Reinsurance recoverable on paid and unpaid losses	26.3	26.7
Deferred acquisition costs	—	—
Other assets	134.0	124.9

Total assets of discontinued operations	$272.4	$243.3

Loss and LAE reserves	$61.1	$59.2
Ceded reinsurance payable	4.1	4.2
Funds held under reinsurance	0.1	0.1
Other liabilities	136.9	96.6

Total liabilities of discontinued operations	$202.2	$160.1

Note 3. Loss and LAE Reserves

        The following table summarizes the loss and loss adjustment expense ("LAE") reserve activities of OneBeacon for the six months ended June 30, 2005 and 2006:

	Six months ended June 30,
	2005	2006
	($ in millions)
Gross beginning balance	$4,922.2	$5,354.3
Less beginning reinsurance recoverable on unpaid losses	(2,391.8)	(3,120.9)

Net loss and LAE reserves	2,530.4	2,233.4
Loss and LAE incurred relating to:
Current year	634.5	671.8
Prior year	3.5	4.3

Total incurred loss and LAE	638.0	676.1
Accretion of fair value adjustment to loss and LAE reserves	13.0	11.5
Loss and LAE paid relating to:
Current year	(227.8)	(288.9)
Prior year	(652.8)	(557.8)

Total loss and LAE payments	(880.6)	(846.7)
Net ending balance	2,300.8	2,074.3
Plus ending reinsurance recoverable on unpaid losses	3,134.1	2,967.5

Gross ending balance	$5,434.9	$5,041.8

        During the six months ended June 30, 2005 and 2006, OneBeacon did not experience any material favorable or unfavorable development on prior accident year loss reserves. In connection with purchase accounting for the OneBeacon Acquisition, loss and LAE reserves and the related reinsurance recoverables were adjusted to fair value on the balance sheets. The net reduction to loss and LAE reserves is being recognized through an income statement charge ratably with and over the period the claims are settled. Accordingly, OneBeacon recognized $13.0 million of such charges for the six months ended June 30, 2005 and $11.5 million of such charges for the six months ended June 30, 2006, respectively.

Note 4. Reinsurance

        In the normal course of business, OneBeacon seeks to limit losses that may arise from catastrophes or other events by reinsuring with third party reinsurers. OneBeacon remains liable for risks reinsured in the event that the reinsurer does not honor its obligations under reinsurance contracts.

        Effective July 1, 2006, OneBeacon renewed its property catastrophe reinsurance program through June 30, 2007. Under that program, which provides substantially the same coverage as the prior year, the first $200 million of losses resulting from any single catastrophe are retained by OneBeacon and losses from a single event in excess of $200 million and up to $850 million are reinsured for 100% of the loss. In the event of a catastrophe, OneBeacon's property catastrophe reinsurance program is reinstated for the remainder of the original contract term by paying a reinstatement premium that is based on the percentage of coverage reinstated and the original property catastrophe coverage premium.

        At June 30, 2006, OneBeacon had $33.4 million of reinsurance recoverables on paid losses and $3,216.6 million (gross of $249.1 million in purchase accounting adjustments, as described in Note 3) that will become recoverable if claims are paid in accordance with current reserve estimates. The collectibility of balances due from OneBeacon's reinsurers is critical to OneBeacon's financial strength because reinsurance contracts do not relieve OneBeacon of its primary obligation to its policyholders. OneBeacon is selective with its reinsurers, placing reinsurance with only those reinsurers having a strong financial condition. OneBeacon monitors the financial strength of its reinsurers on an ongoing basis. As a result, uncollectible amounts have historically not been significant. The following table provides a listing of OneBeacon's top reinsurers based upon recoverable amounts, the percentage of total reinsurance recoverables and the reinsurers' A.M. Best ratings.

($ in millions)	Balance at June 30, 2006	% of Total	A.M. Best Rating(1)
Subsidiaries of Berkshire (NICO and GRC)(2)	$2,270.0	82%	A++
Liberty Mutual Insurance Group and subsidiaries(3)	77.2	2	A
American Re-Insurance Company	58.4	2	A
Nichido (formerly Tokio Fire and Marine Insurance Company)	52.2	2	A++
Swiss Re	24.4	1	A+

(1)
A.M. Best ratings as detailed above are: "A++" (Superior, which is the highest of fifteen ratings), "A+" (Superior, which is the second highest of fifteen ratings) and "A" (Excellent, which is the third highest of fifteen ratings).

(2)
Includes $404.0 million of Third Party Recoverables, which NICO would pay under the terms of the NICO Cover (as defined below) if they are unable to collect from third party reinsurers. OneBeacon also has an additional $408.0 million of Third Party Recoverables from various reinsurers, the majority of which are rated "A" or better by A.M. Best.

(3)
At June 30, 2006, OneBeacon had assumed balances payable and expenses payable of approximately $5.0 million under its renewal rights agreement with Liberty Mutual Insurance Group, which expired on October 31, 2003. In the event of a Liberty Mutual insolvency, OneBeacon has the right to offset these balances against its reinsurance recoverable due from Liberty Mutual.

        In connection with the OneBeacon Acquisition, Aviva caused OneBeacon to purchase two reinsurance contracts: a reinsurance contract with National Indemnity Company or NICO, for up to $2.5 billion in old A&E claims and certain other exposures (the "NICO Cover") and an adverse development cover from General Reinsurance Corporation ("GRC") for up to $570.0 million, comprised of $400.0 million of adverse development on losses occurring in years 2000 and prior (the "GRC Cover") in addition to $170.0 million of reserves ceded as of the date of the OneBeacon Acquisition. The NICO Cover and GRC Cover, which were contingent on and occurred contemporaneously with the OneBeacon Acquisition, were put in place in lieu of a seller guarantee of loss and LAE reserves and are therefore accounted for as a seller guarantee under GAAP in accordance with Emerging Issues Task Force Technical Matter Document No. D-54 ("EITF Topic D-54"). NICO and GRC are wholly owned subsidiaries of Berkshire Hathaway, Inc.

        Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of OneBeacon's third party reinsurers ("Third Party Reinsurers") in existence at the time the NICO Cover was executed ("Third Party Recoverables"). As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of OneBeacon. OneBeacon estimates that on an incurred basis, net of Third Party Recoverables, as of June 30, 2006 it has used approximately $2.1 billion of the coverage provided by NICO. Approximately $816 million of these incurred losses have been paid by NICO through June 30, 2006. At June 30, 2006, $27.4 million of the $2.1 billion of utilized coverage from NICO related to uncollectible Third Party Recoverables. To the extent that actual experience differs from OneBeacon's estimate of ultimate A&E losses and Third Party Recoverables, future losses could utilize some or all of the protection remaining under the NICO Cover.

        Pursuant to the GRC Cover, OneBeacon is not entitled to recover losses to the full contract limit if such losses are reimbursed by GRC more quickly than anticipated at the time the contract was signed. OneBeacon intends to only seek reimbursement from GRC for claims which result in payment patterns similar to those supporting its recoverables recorded pursuant to the GRC Cover. The economic cost of not submitting certain other eligible claims to GRC is primarily the investment spread between the rate credited by GRC and the rate achieved by OneBeacon on its own investments. This cost, if any, is expected to be small.

Note 5. Investment Securities

        OneBeacon's net investment income is comprised primarily of interest income associated with OneBeacon's fixed maturity investments, dividend income from its equity investments and interest income from its short-term investments. Net investment income for the six months ended June 30, 2005 and 2006 consisted of the following:

	Six months ended June 30,
	2005	2006
	($ in millions)
Investment income:
Fixed maturity investments	$87.8	$85.4
Short-term investments	4.0	5.0
Common equity securities	43.9	12.5
Other investments	5.2	3.4

Total investment income	140.9	106.3
Less investment expenses	(7.5)	(7.1)

Net investment income, pre-tax	$133.4	$99.2

        During the first quarter of 2005, Montpelier declared a special dividend of $5.50 per share, payable to holders of its common shares. OneBeacon recorded pre-tax investment income of $34.7 million in the first quarter of 2005 for this special dividend. OneBeacon also recorded pre-tax investment income from Montpelier's regular quarterly dividends of $4.5 million and $0.9 million for the six months ended June 30, 2005 and 2006, respectively.

        The composition of realized investment gains consisted of the following:

	Six months ended June 30,
	2005	2006
	($ in millions)
Fixed maturity investments	$24.3	$8.4
Common equity securities	58.5	38.7
Other investments	5.2	22.5

Net realized investment gains, pre-tax	$88.0	$69.6

        The components of OneBeacon's ending net unrealized investment gains and losses on its investment portfolio and its investment in unconsolidated affiliate at December 31, 2005 and June 30, 2006 were as follows:

	December 31, 2005	June 30, 2006
	($ in millions)
Investment securities:
Gross unrealized investment gains	$271.7	$264.3
Gross unrealized investment losses	(26.6)	(67.7)

Net unrealized gains from investment securities	245.1	196.6
Net unrealized gains (losses) from investment in unconsolidated affiliate	6.7	(7.0)

Total net unrealized investment gains, before tax	251.8	189.6
Income taxes attributable to such gains	(90.8)	(64.2)

Total net unrealized investment gains from continuing operations, after-tax	161.0	125.4
Net unrealized gains (losses) from discontinued operations, after-tax	2.1	(1.5)

Total net unrealized investment gains, after-tax	$163.1	$123.9

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of OneBeacon's fixed maturity investments as of December 31, 2005 and June 30, 2006, were as follows:

	December 31, 2005
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains (losses)	Carrying value
	($ in millions)
U.S. Government obligations	$691.6	$3.7	$(2.5)	$—	$692.8
Debt securities issued by industrial corporations	1,652.4	74.0	(8.3)	(6.7)	1,711.4
Municipal obligations	17.1	0.6	—	—	17.7
Asset-backed securities	1,076.0	6.2	(11.7)	7.0	1,077.5
Foreign government obligations	129.1	0.9	(1.4)	—	128.6
Preferred stocks	40.7	17.7	(0.2)	4.2	62.4

Total fixed maturity investments	$3,606.9	$103.1	$(24.1)	$4.5	$3,690.4

	June 30, 2006
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains (losses)	Carrying value
	($ in millions)
U.S. Government obligations	$792.2	$0.1	$(8.1)	$—	$784.2
Debt securities issued by industrial corporations	1,670.4	47.2	(31.8)	(4.0)	1,681.8
Municipal obligations	17.1	0.4	—	—	17.5
Asset-backed securities	572.8	6.5	(6.4)	7.0	579.9
Foreign government obligations	148.4	—	(4.0)	—	144.4
Preferred stocks	44.4	14.0	(0.3)	5.5	63.6

Total fixed maturity investments	$3,245.3	$68.2	$(50.6)	$8.5	$3,271.4

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of OneBeacon's common equity securities and other investments as of December 31, 2005 and June 30, 2006, were as follows:

	December 31, 2005
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains (losses)	Carrying value
	($ in millions)
Common equity securities	$459.3	$133.0	$(1.7)	$0.7	$591.3
Other investments	240.4	35.6	(0.8)	—	275.2
	June 30, 2006
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains	Carrying value
	($ in millions)
Common equity securities	$566.6	$165.7	$(16.1)	$0.7	$716.9
Other investments	207.3	30.4	(1.0)	—	236.7

Impairment

        Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income and earnings per share but serve to reduce comprehensive net income and common shareholder's equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses. Other-than-temporary impairments previously recorded as unrealized losses do not impact comprehensive net income and common shareholder's equity but serve to reduce net income and earnings per share.

        OneBeacon's methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the balance sheet date. As a result, subsequent adverse changes in an issuers' credit quality or subsequent weakening of market conditions that differ from expectations could result in additional other-than-temporary impairments. In addition, the sale of a fixed maturity security with a previously recorded unrealized loss would result in a realized loss. Either of these situations would adversely impact net income and earnings per share but would not impact comprehensive net income and common shareholder's equity.

        The following table presents an analysis of the continuous periods during which OneBeacon has held investment positions which were carried at an unrealized loss as of June 30, 2006 (excluding short-term investments):

	June 30, 2006
	0-6 Months	6-12 Months	> 12 Months	Total
	($ in millions)
Fixed maturity investments:
Number of positions	106	75	77	258
Market value	$1,271.0	$656.7	$367.7	$2,295.4
Amortized cost	1,288.0	676.1	381.9	2,346.0
Unrealized loss	(17.0)	(19.4)	(14.2)	(50.6)
Common equity securities:
Number of positions	12	1	—	13
Market value	$145.0	$6.0	$—	$151.0
Cost	161.1	6.0	—	167.1
Unrealized loss	(16.1)	—	—	(16.1)
Other investments:
Number of positions	2	1	2	5
Market value	$15.0	$6.0	$2.0	$23.0
Cost	15.0	6.0	3.0	24.0
Unrealized loss	—	—	(1.0)	(1.0)
Total:
Number of positions	120	77	79	276
Market value	$1,431.0	$668.7	$369.7	$2,469.4
Amortized cost	1,464.1	688.1	384.9	2,537.1
Unrealized loss	(33.1)	(19.4)	(15.2)	(67.7)
% of total gross unrealized losses	48.9%	28.7%	22.4%	100.0%

        For the six months ended June 30, 2006, OneBeacon did not recognize any material other-than-temporary impairment charges. OneBeacon believes that the gross unrealized losses relating to its fixed maturity investments at June 30, 2006 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. OneBeacon views these decreases in value as being temporary because it has the intent and ability to retain such investments until recovery. However, should OneBeacon determine that it no longer has the intent and ability to hold a fixed maturity investment that has an existing unrealized loss resulting from an increase in market interest rates until it recovers, this loss would be realized through the income statement at the time such determination is made. OneBeacon also believes that the gross unrealized losses recorded on its common equity securities and its other investments at June 30, 2006 resulted primarily from decreases in quoted market values from the dates that certain investments securities within that portfolio were acquired as opposed to fundamental changes in the issuer's financial performance and near-term financial prospects. Therefore, these decreases are also viewed as being temporary. However, due to the inherent risk involved in investing in the equity markets, it is possible that the decrease in market value of these investments may ultimately prove to be other-than-temporary. As of June 30, 2006, OneBeacon's investment portfolio did not include any investment securities with an after-tax unrealized loss of more than $3.0 million for more than a six-month period.

Note 6. Segment Information

        OneBeacon's segments consist of the following: (1) Primary Insurance Operations, (2) Affiliate Quota Shares and (3) Other Operations. OneBeacon has made its segment determination based on consideration of the following criteria: (i) the nature of the business activities of each of the Company's subsidiaries and affiliates; (ii) the manner in which the Company's subsidiaries and affiliates are organized; (iii) the existence of primary managers responsible for specific subsidiaries and affiliates; and (iv) the organization of information provided to the Board of Directors. Significant intercompany transactions among OneBeacon's segments have been eliminated herein. Financial information for OneBeacon's segments follows:

	Primary Insurance Operations	Affiliate Quota Shares	Other Operations	Total
	($ in millions)
Six months ended June 30, 2005
Earned premiums	$998.3	(10.1)	$—	$998.2
Net investment income	132.7	—	0.7	133.4
Net realized investment gains	87.5	—	0.5	88.0
Other revenue	3.5	—	4.3	7.8

Total revenues	1,222.0	(10.1)	5.5	1,217.4

Loss and LAE	627.1	10.9	—	638.0
Policy acquisition expenses	177.3	(12.5)	—	164.8
Other underwriting expenses	160.2	—	—	160.2
General and administrative expenses	(0.2)	—	11.4	11.2
Accretion of fair value adjustment to loss and LAE reserves	—	—	13.0	13.0
Interest expense on debt	0.7	—	21.5	22.2
Interest expense on preferred stock subject to mandatory redemption	—	—	25.5	25.5

Total expenses	965.1	(1.6)	71.4	1,034.9

Pre-tax income (loss)	$256.9	$(8.5)	$(65.9)	$182.5

Six months ended June 30, 2006
Earned premiums	$965.4	$73.3	$—	$1,038.7
Net investment income	93.9	—	5.3	99.2
Net realized investment gains (losses)	69.9	—	(0.3)	69.6
Other revenue	4.6	—	7.2	11.8

Total revenues	1,133.8	73.3	12.2	1,219.3

Loss and LAE	599.4	76.7	—	676.1
Policy acquisition expenses	160.8	12.1	—	172.9
Other underwriting expenses	169.9	—	—	169.9
General and administrative expenses	1.6	—	4.9	6.5
Accretion of fair value adjustment to loss and LAE reserves	—	—	11.5	11.5
Interest expense on debt	1.4	—	21.4	22.8
Interest expense on preferred stock subject to mandatory redemption	—	—	28.4	28.4

Total expenses	933.1	88.8	66.2	1,088.1

Pre-tax income (loss)	$200.7	$(15.5)	$(54.0)	$131.2

        The following tables provide net written premiums and earned premiums for OneBeacon's Primary Insurance Operations segment by major underwriting unit and in total for the six months ended June 30, 2005 and 2006:

	Six months ended June 30, 2005
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
Net written premiums	$328.3	$306.3	$341.9	$986.4
Earned premiums	328.0	314.5	360.2	998.3
	Six months ended June 30, 2006
	Specialty	Commercial	Personal	Total(1)
	($ in millions)
Net written premiums	$370.9	$330.7	$292.9	$989.8
Earned premiums	355.0	311.2	301.9	965.4

(1)
Includes results from run-off operations and eliminations between underwriting units.

Note 7. Investment in Unconsolidated Affiliate

      OneBeacon's investment in unconsolidated affiliate represents an investment in MSA in which OneBeacon has a significant voting and economic interest but does not control.

        OneBeacon owns 50% of the total common shares outstanding of Main Street America Holdings, Inc. ("MSA"), a subsidiary of Main Street America Group Mutual Holdings, Inc., and accounts for this investment using the equity method of accounting. For the six months ended June 30, 2005, OneBeacon recorded $4.5 million after-tax equity in MSA's earnings and $0.5 million of after-tax equity in MSA's unrealized investment gains. For the six months ended June 30, 2006, OneBeacon recorded $10.2 million of after-tax equity in MSA's earnings and $8.9 million of after-tax equity in MSA's unrealized investment losses. As of December 31, 2005 and June 30, 2006, OneBeacon's investment in MSA totaled $168.0 million and $169.9 million, respectively.

Note 8. Retirement and Postretirement Plans

        The components of net periodic benefit costs for the six months ended June 30, 2005 and 2006 were as follows:

	Pension benefits		Other postretirement benefits
	Six months ended June 30,
	2005	2006	2005	2006(2)
	($ in Millions)
Service cost	$0.5	$0.5	$—	$—
Interest cost	14.3	13.8	1.4	—
Expected return on plan assets	(15.2)	(15.3)	—	—
Amortization of prior service benefit	—	—	(2.1)	—
Amortization of unrecognized loss	—	0.1	—	—

Net periodic pension cost before settlements, curtailments and special termination benefits	(0.4)	(0.9)	(0.7)	—
Special termination benefits expense(1)	2.0	1.6	—	—

Net periodic benefit cost (income)	$1.6	$0.7	$(0.7)	$—

(1)
Special termination benefits are payments made from the pension plan when a vested participant terminates employment due to a reduction in force.

(2)
OneBeacon settled its Retiree Medical Plan in 2005.

        OneBeacon expects to contribute $3.0 million to its pension plans in 2006. As of June 30, 2006, no contributions had been made. The majority of OneBeacon's expected pension contributions in 2006 relate to non-qualified pension plans, for which OneBeacon has established assets held in rabbi trusts.

Note 9. Income Taxes

        During the second quarter of 2006, OneBeacon recognized $23.3 million in tax benefits related to the settlements of United States Federal and state income tax audits for the years prior to 2003.

Note 10. Earnings per Share

        Basic and diluted earnings per share amounts have been determined in accordance with SFAS No. 128, "Earnings per Share". OneBeacon has 12,000 shares authorized and outstanding. The earnings per share amounts have been determined assuming that the common shares were outstanding for the six month periods ended June 30, 2005 and 2006.

	2005	2006
Basic and diluted earnings per share numerators ($ in millions):
Income from continuing operations	$126.4	$121.0
Income from discontinued operations	17.4	0.4

Net income	$143.8	$121.4

Basic and diluted earnings per share denominators:
Earnings per share denominator (average shares outstanding)	12,000	12,000
Basic and diluted earnings per share (in dollars):
Income from continuing operations	$10,529.16	$10,087.43
Income from discontinued operations	1,454.94	28.89

Net income	$11,984.10	$10,116.32

                  Shares

Class A Common Shares

PROSPECTUS
                                , 2006

LEHMAN BROTHERS

Sole Book-Running Manager

BANC OF AMERICA SECURITIES LLC

Joint Lead Manager

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses to be paid in connection with the issuance and distribution for the securities being registered hereunder. Except for the SEC registration fee, the NASD fee and the NYSE fee, all amounts are estimates.

Description	Amount
Securities and Exchange Commission registration fee		$53,500
New York Stock Exchange listing fee		*
National Association of Securities Dealers, Inc. filing fee		50,500
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

        Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of us. This indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda.

        The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company's bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him in respect of his fraud or dishonesty will be void.

        Our directors and officers are covered by directors' and officers' insurance policies maintained by us.

Item 15. Recent Sales of Unregistered Securities.

        We were incorporated under the laws of Bermuda on July 17, 2006. We issued 12,000 Class A common shares to White Mountains Holdings Bermuda, Ltd. on July 19, 2006 in connection with our initial formation. Immediately prior to the closing of the offering described in the prospectus, we will issue     Class A common shares to            and            Class B common shares to White Mountains. At the time of each of these issuances, we were or will be a wholly owned subsidiary of White Mountains Insurance Group, Ltd., and each of the issuances was or will be issued to our parent or one of its other wholly owned subsidiaries. Accordingly, the issuances were or will be exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits:

        The following exhibits are filed pursuant to Item 601 of Regulation S-K.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Separation Agreement.
3.1*	Memorandum of Association of OneBeacon Insurance Group, Ltd. to be in effect as of the closing of this offering.
3.2*	Bye-laws of OneBeacon Insurance Group, Ltd. to be in effect as of the closing of this offering.
4.1*	Specimen Class A common share certificate.
4.3*	Registration Rights Agreement.
5.1	Opinion of Conyers Dill & Pearman re legality of the Class A common shares being registered.
10.1*	Separation Agreement (filed as Exhibit 2.1).
10.3.1*	Investment Management Agreement with White Mountains Advisors LLC.
10.3.2*	Investment Management Agreement with Prospector Partners, LLC.
10.4.1*	OneBeacon Performance Unit Plan.
10.4.2*	OneBeacon Phantom WTM Performance Share Plan.
10.4.3*	OneBeacon Long-Term Incentive Plan.
10.4.4	White Mountains Long-Term Incentive Plan.
10.4.5*	OneBeacon 2006 Management Incentive Plan.
10.5.1	Senior Indenture dated as of May 19, 2003, among Fund American Companies, Inc., White Mountains Insurance Group, Ltd. and Bank One, National Association, as Trustee.
10.5.2	First Supplemental Indenture dated as of May 19, 2003, among Fund American Companies, Inc., White Mountains Insurance Group, Ltd. and Bank One, National Association, as Trustee.
10.6.1.1	Adverse Development Agreement of Reinsurance No. 8888 between Potomac Insurance Company ("PIC") and General Re Corporation dated April 13, 2001.
10.6.1.2	Adverse Development Agreement of Reinsurance between CGU Insurance Company (and certain of its affiliates) and PIC dated April 13, 2001.
10.6.2.1	Aggregate Loss Portfolio Reinsurance Agreement between PIC and NICO dated March 15, 2001.
10.6.2.2	Aggregate Loss Portfolio Reinsurance Agreement between CGU Insurance Company and PIC dated March 15, 2001.
21.1*	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23.3	Consent of Lowndes A. Smith.
23.4	Consent of Allan L. Waters.
23.5	Consent of Morgan W. Davis.
24.1	Power of Attorney (included on signature page to the Registration Statement).

*
To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.

  (b)
  Financial Statement Schedules

Schedule I	Summary of Investments—Other than Investments in Related Parties
Schedule II	Condensed Statements of Cash Flows
Schedule III	Supplemental Insurance Information
Schedule IV	Reinsurance
Schedule V	Valuation and Qualifying Accounts
Schedule VI	Supplemental Information Concerning Property—Casualty Insurance Operations

Item 17. Undertakings.

        (a)   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes that:

          (1)   For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in Hamilton, Bermuda, on September 15, 2006.

OneBeacon Insurance Group, Ltd.
By:	* T. Michael Miller President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul H. McDonough, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign any and all amendments, including post-effective amendments, of and supplements to this registration statement, or any related registration statement filed pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* T. Michael Miller	President and Chief Executive Officer (Principal Executive Officer) and Director	September 15, 2006
/s/ PAUL H. MCDONOUGH Paul H. McDonough	Chief Financial Officer, Chief Accounting Officer (Principal Financial Officer, Principal Accounting Officer)	September 15, 2006
* Steven E. Fass	Director	September 15, 2006
* David T. Foy	Director	September 15, 2006
/s/ PAUL H. MCDONOUGH Paul H. McDonough	Authorized Representative in the United States	September 15, 2006
*By:	/s/ PAUL H. MCDONOUGH Paul H. McDonough	Attorney-in-fact	September 15, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Separation Agreement.
3.1*	Memorandum of Association of OneBeacon Insurance Group, Ltd. to be in effect as of the closing of this offering.
3.2*	Bye-laws of OneBeacon Insurance Group, Ltd. to be in effect as of the closing of this offering.
4.1*	Specimen Class A common share certificate.
4.3*	Registration Rights Agreement.
5.1	Opinion of Conyers Dill & Pearman re legality of the Class A common shares being registered.
10.1*	Separation Agreement (filed as Exhibit 2.1).
10.3.1*	Investment Management Agreement with White Mountains Advisors LLC.
10.3.2*	Investment Management Agreement with Prospector Partners, LLC.
10.4.1*	OneBeacon Performance Unit Plan.
10.4.2*	OneBeacon Phantom WTM Performance Share Plan.
10.4.3*	OneBeacon Long-Term Incentive Plan.
10.4.4	White Mountains Long-Term Incentive Plan.
10.4.5*	OneBeacon 2006 Management Incentive Plan.
10.5.1	Senior Indenture dated as of May 19, 2003, among Fund American Companies, Inc., White Mountains Insurance Group, Ltd. and Bank One, National Association, as Trustee.
10.5.2	First Supplemental Indenture dated as of May 19, 2003, among Fund American Companies, Inc., White Mountains Insurance Group, Ltd. and Bank One, National Association, as Trustee.
10.6.1.1	Adverse Development Agreement of Reinsurance No. 8888 between Potomac Insurance Company ("PIC") and General Re Corporation dated April 13, 2001.
10.6.1.2	Adverse Development Agreement of Reinsurance between CGU Insurance Company (and certain of its affiliates) and PIC dated April 13, 2001.
10.6.2.1	Aggregate Loss Portfolio Reinsurance Agreement between PIC and NICO dated March 15, 2001.
10.6.2.2	Aggregate Loss Portfolio Reinsurance Agreement between CGU Insurance Company and PIC dated March 15, 2001.
21.1*	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23.3	Consent of Lowndes A. Smith.
23.4	Consent of Allan L. Waters.
23.5	Consent of Morgan W. Davis.
24.1	Power of Attorney (included on signature page to the Registration Statement).

*
To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.

SCHEDULE I

ONEBEACON INSURANCE GROUP, LTD.

SUMMARY OF INVESTMENTS—OTHER THAN
INVESTMENTS IN RELATED PARTIES
At December 31, 2005

	Cost	Fair Value
	($ in millions)
Fixed maturities:
Bonds:
U.S. Government and government agencies and authorities(1)	$987.5	$984.6
Corporate bonds and asset-backed securities	2,299.9	2,353.5
States, municipalities and political subdivisions	17.1	17.7
Convertibles and bonds with warrants attached	132.6	143.6
Foreign governments	129.1	128.6
Redeemable preferred stocks	40.7	62.4

Total fixed maturities	3,606.9	3,690.4

Short-term investments	207.6	207.6
Common equity securities:
Banks, trust and insurance companies	187.3	206.9
Public utilities	27.1	51.7
Industrial, miscellaneous and other	244.9	332.7

Total common equity securities	459.3	591.3
Other investments	240.4	275.2

Total investments	$4,514.2	$4,764.5

(1)
Includes mortgage-backed securities issued by GNMA, FNMA and FHLMC.

Note—fair value was equal to carrying value at December 31, 2005.

SCHEDULE II

ONEBEACON INSURANCE GROUP, LTD.
(Registrant Only)

CONDENSED BALANCE SHEETS

	December 31,
	2004	2005
	($ in millions)
Assets:
Investments in consolidated and unconsolidated affiliates	$417.5	$1,560.0

Total assets	$417.5	$1,560.0

Liabilities	$—	$—

Common shareholder's equity	$417.5	$1,560.0

Total liabilities and common shareholder's equity	$417.5	$1,560.0

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Revenues	$—	$—	$—
Expenses	—	—	—

Pre-tax income	—	—	—
Income tax provision	—	—	—

Net income	—	—	—
Equity in earnings from consolidated affiliates—continuing operations	234.4	160.1	186.3
Equity in earnings (loss) from consolidated affiliates—discontinued operations	19.2	(24.1)	46.3

Consolidated net income	253.6	136.0	232.6
Other comprehensive net income items, after-tax	73.6	84.3	(144.8)

Consolidated comprehensive net income	$327.2	$220.3	$87.8

SCHEDULE II
(continued)

ONEBEACON INSURANCE GROUP, LTD.
(Registrant Only)

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	($ in millions)
Net income	$253.6	$136.0	$232.6
Charges (credits) to reconcile net income to net cash from operations:
Undistributed earnings from consolidated subsidiaries—continuing operations	(234.4)	(160.1)	(186.3)
Undistributed (earnings) loss from consolidated subsidiaries—discontinued operations	(19.2)	24.1	(46.3)

Net cash provided from operations	—	—	—

Net cash provided from investing activities	—	—	—

Net cash provided from financing activities	—	—	—

Net change in cash during the year	—	—	—
Cash balance at beginning of year	—	—	—

Cash balance at end of year	$—	$—	$—

SCHEDULE III

ONEBEACON INSURANCE GROUP, LTD.
SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy claims and benefits payable	Premiums earned	Net investment income(1)	Benefits, claims, losses, and settlement expenses	Amortization of policy acquisition expenses	Other operating expenses	Premiums written
($ in millions)
Years ended:
December 31, 2003:
Primary Insurance Operations	$152.9	$6,109.0	$941.0	$—	$1,992.4	$213.6	$1,364.2	$361.9	$234.9	$1,803.5
Affiliate Quota Shares	—	—	—	—	—	—	—	—	—	—
Other Operations	—	(413.1)	—	—	—	—	—	—	—	—
December 31, 2004:
Primary Insurance Operations	$187.3	$5,328.2	$1,001.4	$—	$2,203.0	$211.1	$1,448.1	$403.3	$350.0	$2,280.6
Affiliate Quota Shares	—	(44.5)	—	—	(115.9)	—	(62.7)	(43.5)	—	(115.9)
Other Operations	—	(361.5)	—	—	—	—	—	—	—	—
December 31, 2005:
Primary Insurance Operations	$180.1	$5,713.4	$960.3	$—	$1,988.2	$232.5	$1,335.6	$360.5	$263.4	$1,988.6
Affiliate Quota Shares	24.3	(41.6)	82.5	—	24.5	—	54.8	(11.2)	—	107.0
Other Operations	—	(317.5)	—	—	—	—	—	—	—	—

(1)
The amounts shown exclude net investment income (expense) relating to non-insurance operations of $(2.7) million, $(1.5) million and $4.3 million for the twelve months ended December 31, 2003, 2004 and 2005, respectively.

SCHEDULE IV

ONEBEACON INSURANCE GROUP, LTD.

REINSURANCE

Column A	Column B	Column C	Column D	Column E	Column F
Premiums earned	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
	($ in millions)
Years ended:
December 31, 2003:
Primary Insurance Operations	$1,986.3	$(362.9)	$369.0	$1,992.4	18.5%
Affiliate Quota Shares	—	—	—	—	—
Other Operations	—	—	—	—	—
December 31, 2004:
Primary Insurance Operations	$1,996.4	$(124.5)	$331.1	$2,203.0	15.0%
Affiliate Quota Shares	—	(115.9)	—	(115.9)	—
Other Operations	—	—	—	—	—
December 31, 2005:
Primary Insurance Operations	$2,043.5	$(158.0)	$102.7	$1,988.2	5.2%
Affiliate Quota Shares	—	(229.9)	254.4	24.5	1,038.4
Other Operations	—	—	—	—	—

SCHEDULE V

ONEBEACON INSURANCE GROUP, LTD.

VALUATION AND QUALIFYING ACCOUNTS

	Column A	Column B	Column C	Column D	Column E
	Additions (subtractions)
	Balance at beginning of period	Charged (Credited) to costs and expenses	Charged to other accounts	Deductions described(1)	Balance at end of period
	($ in millions)
Years ended:
December 31, 2003:
Reinsurance recoverable on paid losses:
Allowance for reinsurance balances	$16.6	$—	$—	$(2.6)	$14.0
Premiums receivable:
Allowance for uncollectible accounts	68.0	(16.8)	—	(28.2)	23.0
December 31, 2004:
Reinsurance recoverable on paid losses:
Allowance for reinsurance balances	$14.0	$—	$—	$(2.5)	$11.5
Premiums receivable:
Allowance for uncollectible accounts	23.0	11.5	—	(12.9)	21.6
December 31, 2005:
Reinsurance recoverable on paid losses:
Allowance for reinsurance balances	$11.5	$—	$—	$1.7	$13.2
Premiums receivable:
Allowance for uncollectible accounts	21.6	(8.3)	—	0.3	13.6

(1)
Represents net reinstatements (charge-offs) of balances receivables.

SCHEDULE VI

ONEBEACON INSURANCE GROUP, LTD.

SUPPLEMENTAL INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS

Column A	Column B	Column C	Column D		Column E	Column F	Column G	Column H		Column I	Column J	Column K
		Reserves for Unpaid Claims and Claims Adjustment Expenses						Claims and Claims Adjustment Expenses Incurred Related to
										Amortization of deferred policy acquisition costs	Paid Claims and Claims Adjustment Expenses
			Discount, if any, deducted in Column C
Affiliation with registrant	Deferred acquisition costs				Unearned Premiums	Earned Premiums	Net investment income(4)	(1) Current Year	(2) Prior Year			Premiums written
	($ in millions)
Primary Insurance Operations:
2003	$152.9	$6,109.0	$294.5	(2)	$941.0	$1,992.4	$213.6	$1,226.3	$137.9	$361.9	$2,182.6	$1,803.5
2004	187.3	5,328.2	259.4	(2)	1,001.4	2,203.0	211.1	1,342.0	106.1	403.3	2,007.1	2,280.6
2005	180.1	5,713.4	214.3	(2)	960.3	1,988.2	232.5	1,236.6	99.0	360.5	1,664.4	1,988.6
Affiliate Quota Shares:
2003	$—	$—	$—		$—	$—	$—	$—	$—	$—	$—	$—
2004	—	(44.5)	—		—	(115.9)	—	(55.9)	(6.8)	(43.5)	(18.2)	(115.9)
2005	24.3	(41.6)	—		82.5	24.5	—	54.8	—	(11.2)	37.2	107.0
Other Operations:
2003	$—	$(413.1)	$413.1	(3)	$—	$—	$—	$—	$—	$—	$—	$—
2004	—	(361.5)	361.5	(3)	—	—	—	—	—	—	—	—
2005	—	(317.5)	317.5	(3)	—	—	—	—	—	—	—	—
50%-or-less owned property and casualty investees:(1)
2003	$28.2	$140.6	$—		$132.4	$198.0	$11.7	$127.5	$4.4	$55.2	$119.6	$213.8
2004	30.8	162.8	—		144.2	217.8	13.2	144.7	4.7	60.0	132.7	227.3
2005	31.2	190.2	—		154.5	233.8	13.6	149.3	18.0	62.8	143.9	240.8

(1)
The amounts shown represent OneBeacon's share of MSA, >its 50% owned unconsolidated property and casualty insurance affiliate. The 2003 period excludes OneBeacon's share of Montpelier, which at that time was a 21% owned unconsolidated property and casualty reinsurance affiliate whose information is available publicly.

(2)
The amounts shown represent OneBeacon's discount on its long-term >workers compensation loss and LAE reserves, as such liabilities constitute unpaid but settled claims under which the payment pattern and ultimate costs are fixed and determinable on an individual basis. OneBeacon discounts these reserves using a discount rate which is determined based on the facts and circumstances applicable at the time the claims are settled (4.7%, 4.7% and 5.0% at December 31, 2003, 2004 and 2005).

(3)
The amounts shown exclude unamortized fair value adjustments to '>reserves for unpaid claims and claims adjustment expenses made in purchase accounting as a result of Fund American's purchase of OneBeacon for the years ended December 31, 2003, 2004 and 2005, respectively.

(4)
The amounts shown exclude net investment income (expense) relating '>to non-insurance operations of $(2.7) million, $(1.5) million and $4.3 million for the twelve months ended December 31, 2003, 2004 and 2005, respectively

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TABLE OF CONTENTS
SUMMARY
Our Company
Risks Relating to Our Business and this Offering
Our History
Recent Developments
Corporate Information
The Offering
Summary Financial Data
RISK FACTORS
Risks Relating to Our Business
Risks Relating to Our Relationship with White Mountains
Risks That Relate to This Offering and Ownership of Our Class A Common Shares
Risks That Relate to Taxes
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
PRO FORMA CONDENSED BALANCE SHEET As of June 30, 2006 ($ in millions)
PRO FORMA CONDENSED INCOME STATEMENT Six months ended June 30, 2006 ($ in millions)
PRO FORMA CONDENSED INCOME STATEMENT Year ended December 31, 2005 ($ in millions)
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATORY MATTERS
MANAGEMENT
Summary Compensation Table
PRINCIPAL AND SELLING SHAREHOLDER
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF SHARE CAPITAL
MATERIAL TAX CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS
INDEX TO HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ONEBEACON INSURANCE GROUP, LTD. CONSOLIDATED BALANCE SHEETS
ONEBEACON INSURANCE GROUP, LTD. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Unaudited
ONEBEACON INSURANCE GROUP, LTD. CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY Unaudited
ONEBEACON INSURANCE GROUP, LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
ONEBEACON INSURANCE GROUP, LTD.
SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES At December 31, 2005
ONEBEACON INSURANCE GROUP, LTD. (Registrant Only)
CONDENSED BALANCE SHEETS
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
ONEBEACON INSURANCE GROUP, LTD. (Registrant Only)
CONDENSED STATEMENTS OF CASH FLOWS
ONEBEACON INSURANCE GROUP, LTD. REINSURANCE
ONEBEACON INSURANCE GROUP, LTD. VALUATION AND QUALIFYING ACCOUNTS
ONEBEACON INSURANCE GROUP, LTD. SUPPLEMENTAL INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS